EXHIBIT 4.3

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS EXHIBIT, MARKED BY [***], HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

STOCK AND ASSET PURCHASE AGREEMENT

by and among

PFIZER INC.,

GLAXOSMITHKLINE PLC

and

GLAXOSMITHKLINE CONSUMER HEALTHCARE HOLDINGS LIMITED

DATED AS OF DECEMBER 19, 2018

Exhibits and schedules have been omitted pursuant to the Instructions as to Exhibits in Form 20-F and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.

i

ANNEXES

ANNEX A	Index of Defined Terms
ANNEX B-1	Accounting Principles
ANNEX B-2	Sample Closing Statement
ANNEX B-3	Purchaser Accounting Principles
ANNEX B-4	Sample Purchaser Closing Statement
ANNEX C	List of Antitrust Approvals
ANNEX D	PCH Split Products
ANNEX E-1	Business Key Products
ANNEX E-2	Purchaser Key Products
ANNEX F	PCH Switch Products
ANNEX G	Purchaser Parent Retained Assets

EXHIBITS

EXHIBIT A	List of instruments and documents to be delivered by Seller Parent
EXHIBIT B	List of instruments and documents to be delivered by Purchaser and Purchaser Parent
EXHIBIT C	Form of Purchaser Shareholders Agreement
EXHIBIT D	Form of Structuring Considerations Agreement
EXHIBIT E	Form of Restated Purchaser Articles of Association
EXHIBIT F	Seller Parent Draft Ancillary Agreements
EXHIBIT G	Purchaser Parent Draft Ancillary Agreements

Seller Disclosure Letter

Purchaser Parent Disclosure Letter

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT, dated as of December 19, 2018 (this “Agreement”), is by and among Pfizer Inc., a Delaware corporation (“Seller Parent”), GlaxoSmithKline Plc, a public limited company incorporated under the laws of England (“Purchaser Parent”, and together with Seller Parent, the “Parents”), and GlaxoSmithKline Consumer Healthcare Holdings Limited, a company incorporated under the laws of England (“Purchaser,” and together with the Parents, the “Parties”).

W I T N E S S E T H:

WHEREAS, in addition to its other businesses, Seller Parent is engaged through certain of its Subsidiaries in the Business (as defined below);

WHEREAS, in addition to its other businesses, Purchaser Parent is engaged through Purchaser in the Purchaser Business (as defined below);

WHEREAS, the Parties desire that (a) the Sellers (as defined below) sell and transfer to Purchaser or the Purchaser Designated Affiliates (as defined below), and that Purchaser or such Purchaser Designated Affiliates purchase from the Sellers, all of Seller Parent’s and the other Sellers’ right, title and interest in the Purchased Assets; (b) Purchaser and such Purchaser Designated Affiliates assume the Assumed Liabilities (as defined below); and (c) Purchaser allot and issue to Seller Parent or its applicable designee B Ordinary Shares in the capital of Purchaser, in the case of each of clauses (a), (b), and (c), in the manner and upon the terms and conditions set forth herein;

WHEREAS, certain Sellers, Purchaser, Purchaser Parent and the Purchaser Designated Affiliates, at or prior to the Closing, will execute each of the Ancillary Agreements; and

WHEREAS, the respective Boards of Directors of Seller Parent, Purchaser Parent and Purchaser have approved this Agreement, the Structuring Considerations Agreement, the Purchaser Shareholders Agreement and the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth or as referenced below:

“A Ordinary Shares” has the meaning set forth in Section 2.7.

“ABO” has the meaning set forth in Section 6.6(e)(i).

“Accounting Principles” has the meaning set forth in Section 2.8.

“Action” means any action, cause of action, claim, charge, suit, countersuit, hearing, complaint, arbitration, subpoena, audit, investigation, litigation or proceeding by or before any court, Governmental Authority or arbitration tribunal.

“ADR” means American Depositary Receipts of Purchaser Parent issued under the Deposit Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made. For purposes of this Agreement, (a) the Conveyed Subsidiaries (and their Subsidiaries) shall be deemed to be (i) Affiliates of Seller Parent (and not Purchaser Parent or Purchaser) prior to the Closing, and (ii) Affiliates of Purchaser Parent and Purchaser (and not Seller Parent or any other Seller) as of and following the Closing and (b) Purchaser and its Subsidiaries shall be deemed to be Affiliates of Purchaser Parent (and not Seller Parent) prior to, as of and following the Closing.

“Agreement” has the meaning set forth in the preamble of this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Amended Consignment Selling Agreement” means the amended consignment selling agreement, substantially in the form provided to Seller Parent prior to the date hereof, to be entered into between Hindustan Unilever Limited and Leo Asia Private Limited on or around the time of completion of the divestiture of Horlicks and other consumer healthcare nutrition brands to Unilever plc and the merger of Leo Consumer Healthcare Limited India with Hindustan Unilever Limited.

“Ancillary Agreements” means, collectively, the Transition Services Agreement, Intellectual Property License Agreement, Manufacturing and Supply Agreement (Seller Parent as Supplier), Manufacturing and Supply Agreement (Purchaser as Supplier), IP Assignment Agreements, Transitional Trademark License Agreement, Safety Data Exchange Agreement, Lease Agreement, Local Implementing Agreements, the Structuring Considerations Agreement and the Purchaser Shareholders Agreement.

“Ancillary Implementing Agreements” means, collectively, the IP Assignment Agreements and the Local Implementing Agreements.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the U.K. Bribery Act of 2010; and any applicable Law related to anti-bribery or anti-corruption in any other jurisdiction in which the Business or the Purchaser Business, as applicable, markets, commercializes, distributes and sells products as of the date of this Agreement or as of the Closing.

“Antitrust Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade.

“Approvals” means any consent, approval or authorization of, permit or license issued or granted by, Governmental Order, waiver or exemption by, negative clearance from, or the expiration or early termination of any waiting period imposed by, any Person (including any third party or Governmental Authority (including any Governmental Antitrust Authority)).

“Assumed Contracts” has the meaning set forth in Section 2.1(e).

“Assumed Liabilities” has the meaning set forth in Section 2.4.

“B Ordinary Shares” has the meaning set forth in Section 2.7.

“Balance Sheet Date” has the meaning set forth in Section 4.6(a).

“Business” means the worldwide business of researching, developing, manufacturing, marketing, commercializing, distributing and selling (a) the products sold under the brand names set forth on Annex E-1 or variations or derivatives of such names (including translations thereof) (the “Business Key Products”, and such brands, the “Business Key Brands”), as conducted by Seller Parent (directly and indirectly through its Subsidiaries) as of the date of this Agreement and as of immediately prior to the Closing and (b) any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (other than the PCH Split Products), as conducted by Seller Parent (directly and indirectly through its Subsidiaries) through its Pfizer Consumer Healthcare business unit (directly or indirectly pursuant to a contractual arrangement with any other Pfizer business unit, to the extent of the Pfizer Consumer Healthcare business unit’s rights pursuant to such contractual arrangement) as of the date of this Agreement and as of immediately prior to the Closing.

“Business Copyrights” means all Copyrights, Copyright registrations and applications for Copyright registration that both (a) are owned by Seller Parent or its Subsidiaries and (b) are Related to the Business.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City or London are authorized or obligated by Law or executive order to close.

“Business Employee” means each individual who, immediately prior to the Closing (a) is employed by Seller Parent or its Affiliates (other than the Conveyed Subsidiaries or their Subsidiaries) and devotes 70% or more of his or her services to the Business, or (b) is employed by any of the Conveyed Subsidiaries (or their Subsidiaries), including, to the extent required by Law, any individual described in clause (a) or (b) who is not actively at work as a result of an approved leave of absence (including disability leave, military leave, or family medical leave).

“Business Employee (non-U.S.)” means a Business Employee based outside of the United States.

“Business Employee (U.S.)” means a Business Employee based in the United States.

“Business IP” means (a) all Business Copyrights, Business Patent Rights, Business Trademark Rights, Business Know-How and Business Software, (b) all other Intellectual Property that both (i) is owned, or purported to be owned, by Seller Parent or its Subsidiaries and (ii) is Related to the Business, and (c) all Intellectual Property listed in the IP Schedules; provided that the Business IP does not include any Registered IP that is not listed, or required to be listed, on the IP Schedules.

“Business IT Systems” means all Information Systems that both (a) are owned by Seller Parent or its Subsidiaries and (b)(i) are solely related to, solely held for use with, or solely used in connection with the Business; or (ii) located at a Facility.

“Business Key Brands” has the meaning set forth in the definition of “Business.”

“Business Key Products” has the meaning set forth in the definition of “Business.”

“Business Know-How” means all Know-How that both (a) is owned by Seller Parent or its Subsidiaries and (b) is Related to the Business.

“Business Licensed IP” has the meaning set forth in Section 4.13(c).

“Business Net Cash” means the amount (which may be a positive or negative number) equal to (a) all Cash Equivalents minus (b) all outstanding Funded Indebtedness, in each case, of the Conveyed Subsidiaries and their Subsidiaries, as of 12:01 a.m. (New York time) on the Closing Date; provided that any Cash Equivalents or Funded Indebtedness of the Conveyed Subsidiaries or their Subsidiaries as of 12:01 a.m. (New York time) on the Closing Date that will not be Purchased Assets or Assumed Liabilities (subject to the last sentence of Section 2.2(b)) shall be excluded from the calculation of Business Net Cash.

“Business Patent Rights” means all Patent Rights that (a) both (i) are owned by Seller Parent or its Subsidiaries and (ii) are solely related to, solely held for use with, or solely used in connection with the Business; or (b) are listed on the IP Schedules.

“Business Software” means all Software that both (a) is owned or purported to be owned by Seller Parent or its Subsidiaries and (b) is Related to the Business.

“Business Trademark Rights” means all of the following that are owned by or registered to Seller Parent or its Subsidiaries (a)(i) all Trademarks (including Trademark registrations and applications for Trademark registrations) that are (A) solely related to, solely held for use with, or solely used in connection with the Business; or (B) listed in the IP Schedules; (b) all Trademarks that contain, comprise, or include (but only to the extent they include) a Trademark described in the foregoing clause (a); (c) all Trademarks that are confusingly similar to the Trademarks described in clauses (a) or (b) such that they could not be used in commerce without infringing such Trademarks; (d) all Internet Identifiers and telephone numbers or other alphanumeric addresses or mnemonics containing any of the foregoing; and (e) the goodwill of the Business symbolized by any of the foregoing.

“Business Working Capital” means the amount (which may be a positive or negative number) equal to (a) the sum of the assets of the Business as of 12:01 a.m. (New York time) on the Closing Date represented in the line items shown on the Sample Closing Statement for the Business as of such time, minus (b) the sum of the liabilities of the Business as of 12:01 a.m. (New York time) on the Closing Date represented in the liability line items shown on the Sample Closing Statement for the Business as of such time, in each case calculated in a manner consistent with the Accounting Principles and the Sample Closing Statement; provided that there shall be excluded from such calculation the Excluded Assets, the Retained Liabilities, all assets or Liabilities in respect of Income Taxes (whether current, deferred, or contingent), any amounts included in the calculation of Business Net Cash, any intercompany accounts or Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing, including pursuant to Section 6.7, and any intercompany receivables and intercompany payables, and other intercompany Liabilities, solely between or among any Conveyed Subsidiaries and any of their Subsidiaries.

“Cash Equivalents” means, with respect to any Person and as of any time, all cash and cash equivalents, checks, money orders, marketable securities, short-term instruments, bank and other depositary accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, funds in time and demand deposits or similar accounts of such Person as of such time, calculated, in the case of Seller Parent, in a manner consistent with the Accounting Principles and the Sample Closing Statement, and in the case of Purchaser, in a manner consistent with the Purchaser Accounting Principles and the Purchaser Sample Closing Statement, (a) excluding the value of outstanding checks and wire transfers that have been issued or transmitted by such Person but have not yet cleared as of such time, unless a corresponding liability is included in the calculation of Business Working Capital or Purchaser Working Capital, as applicable, (b) including the value of uncollected bank deposits of such Person and outstanding checks and wire transfers that have been issued or transmitted to such Person but have not yet cleared as of such time (provided that such outstanding checks and wire transfers ultimately clear), unless in each case a corresponding asset is included in the calculation of Business Working Capital or Purchaser Working Capital, as applicable, and (c) including (i) with respect to Purchaser, the value of any out-of-pocket costs or expenses incurred by either Purchaser or Purchaser Parent prior to the Closing pursuant to Section 2.2, Section 6.3(d) or Section 6.3(i) (in each case, other than any Purchaser Parent Transaction Expenses) and (ii) with respect to the Conveyed Subsidiaries and their Subsidiaries, the value of any out-of-pocket costs or expenses incurred by either Seller Parent or its Affiliates prior to the Closing pursuant to Section 2.2, Section 6.3(d) or Section 6.3(i) (in each case, other than any Seller Parent Transaction Expenses).

“China Entities” has the meaning set forth in Section 6.5(g)(iii)(A).

“Clean Team Agreement” means the Clean Team Confidentiality Agreement between Seller Parent and Purchaser Parent, dated as of December 17, 2018, as amended or supplemented from time to time.

“Closing” means the closing of the transactions contemplated by this Agreement pursuant and subject to the terms of this Agreement.

“Closing Date” has the meaning set forth in Section 3.1(a).

“Closing Statement Finalization Date” has the meaning set forth in Section 2.9(f).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 7.6.

“Collective Bargaining Agreement” means any collective bargaining agreement, labor agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization, works council or consultation body.

“Comparable Position” has the meaning set forth in Section 6.6(b)(i).

“Compliance Requirements” has the meaning set forth in Section 6.15(a).

“Confidential Information” has the meaning set forth in Section 6.12(b).

“Confidentiality Agreement” means the Confidentiality Agreement between Seller Parent and Purchaser Parent, dated as of October 11, 2018, as amended or supplemented from time to time.

“Continuation Period” has the meaning set forth in Section 6.6(c)(i).

“Contract” means any contract, agreement, lease or license (other than any Governmental Authorization) that is binding on any Person or any part of its property under applicable Law, including any amendment thereto, other than any Seller Group Plan, Purchaser Group Plan, Foreign Seller Group Plan and Foreign Purchaser Group Plan.

“Controlling Party” has the meaning set forth in Section 6.5(e)(iii).

“Conveyed Subsidiaries” means those entities set forth in Section 1.1(A) of the Seller Disclosure Letter, as such Section may be amended by Seller Parent prior to the Closing Date solely to reflect any changes pursuant to the Seller Internal Restructurings (including any steps Seller Parent shall undertake to effect the Seller Internal Restructurings) made in accordance with Section 6.5(f)(i).

“Conveyed Subsidiary Excluded Asset” has the meaning set forth in Section 2.1.

“Conveyed Subsidiary Plan” means each Seller Group Plan and each Foreign Seller Group Plan sponsored and maintained by any Conveyed Subsidiary or Subsidiary thereof.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“Counterparty” has the meaning set forth in Section 6.3(d)(ii)(A).

“D&O Indemnitees” has the meaning set forth in Section 6.21(a).

“DC Employees (non-U.S.)” has the meaning set forth in Section 6.6(g)(i).

“DC Employees (U.S.)” has the meaning set forth in Section 6.6(f)(i).

“DC Transfer Amounts” has the meaning set forth in Section 6.6(g)(ii).

“Deductible” has the meaning set forth in Section 7.5(a).

“De Minimis Claim Threshold” has the meaning set forth in Section 7.5(a).

“Delayed Antitrust Approval” has the meaning set forth in Section 6.3(e)(i).

“Delayed Business” has the meaning set forth in Section 6.3(e)(i).

“Delayed Business Cut-Off Date” has the meaning set forth in Section 6.3(e)(i).

“Delayed Business Notice” has the meaning set forth in Section 6.3(e)(i).

“Delayed Business Purchaser” has the meaning set forth in Section 6.3(e)(i).

“Delayed Employment Period” has the meaning set forth in Section 6.6(b)(iii).

“Delayed Transfer Employee” has the meaning set forth in Section 6.6(b)(iii).

“Deposit Agreement” means the deposit agreement dated December 27, 2000, as amended and restated as of December 21, 2007, between Purchaser Parent, the Bank of New York Mellon (as depositary thereunder) and the owners and holders of ADRs issued thereunder.

“Direct Transfer” has the meaning set forth in Section 6.5(g)(iii)(A).

“Disability Employee” has the meaning set forth in Section 6.6(b)(iv).

“Disputed Item” has the meaning set forth in Section 2.9(b).

“Environmental Law” means the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., and any applicable Law of any jurisdiction, as in effect on or prior to the Closing Date, relating to pollution or the protection of the environment, natural resources, wildlife or threatened or endangered species (including indoor and outdoor air, soil, sediment, surface water, groundwater, drinking water, and surface or subsurface land), public or worker health or safety with respect to Hazardous Materials, or the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, Release, disposal, recycling, treatment or other management of Hazardous Materials.

“Environmental Liability” means any Liability arising under Environmental Laws.

“Environmental Permit” means any Governmental Authorization held by either a Conveyed Subsidiary (or a Subsidiary thereof) for its then-current operations or a Seller for the then-current operation of any Real Property, each following the consummation of any Seller Internal Restructurings and as of the Closing Date, and required pursuant to an Environmental Law.

“Equipment” has the meaning set forth in Section 2.1(d).

“Equipment Leases” has the meaning set forth in Section 2.1(d).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that would be treated at a relevant time as a single employer with any other Person under Section 4001(b) of ERISA or Section 414 of the Code.

“Estimated Business Deficit Adjustment” has the meaning set forth in Section 2.8(c).

“Estimated Business Excess Adjustment” has the meaning set forth in Section 2.8(b).

“Estimated Business Net Cash” means Seller Parent’s good-faith estimate of the Business Net Cash as set forth on the Estimated Closing Statement.

“Estimated Business Working Capital” means Seller Parent’s good-faith estimate of the Business Working Capital as set forth on the Estimated Closing Statement.

“Estimated Closing Statement” means a written statement setting forth the Estimated Business Working Capital and the Estimated Business Net Cash, prepared in a manner consistent with the Accounting Principles and the Sample Closing Statement.

“Estimated Purchaser Closing Statement” means a written statement setting forth the Estimated Purchaser Working Capital and the Estimated Purchaser Net Cash, prepared in a manner consistent with the Purchaser Accounting Principles and the Sample Purchaser Closing Statement.

“Estimated Purchaser Deficit Adjustment” has the meaning set forth in Section 2.8(e).

“Estimated Purchaser Excess Adjustment” has the meaning set forth in Section 2.8(d).

“Estimated Purchaser Net Cash” means Purchaser Parent’s good-faith estimate of the Purchaser Net Cash as set forth on the Estimated Purchaser Closing Statement.

“Estimated Purchaser Working Capital” means Purchaser Parent’s good-faith estimate of the Purchaser Working Capital as set forth on the Estimated Purchaser Closing Statement.

“Excluded Assets” has the meaning set forth in Section 2.3(a).

“Facilities” means the manufacturing and research and development facilities listed in Section 1.1(B) of the Seller Disclosure Letter.

“FCA” means the United Kingdom Financial Conduct Authority.

“FICA” has the meaning set forth in Section 6.6(p).

“Filings” means any registrations, applications, declarations, reports, submissions or other filings with, or any notices to, any Person (including any third party or Governmental Authority (including any Governmental Antitrust Authority)).

“Final Business Deficit Adjustment” has the meaning set forth in Section 2.9(h).

“Final Business Excess Adjustment” has the meaning set forth in Section 2.9(g).

“Final Business Net Cash” has the meaning set forth in Section 2.9(e).

“Final Business Working Capital” has the meaning set forth in Section 2.9(e).

“Final Closing Statement” means (a) if no notice of Disputed Items with respect to the Proposed Closing Statement is delivered by either Parent within the period provided in Section 2.9(b), the Proposed Closing Statement as prepared by Purchaser, or (b) if such a notice of Disputed Items with respect to the Proposed Closing Statement is timely delivered by a Parent, the Proposed Closing Statement with modifications as agreed to in writing by the Parties and/or as directed by the Independent Accountant pursuant to Section 2.9(d), as applicable.

“Final Determination” means (a) with respect to U.S. federal Income Taxes, a “determination” as defined in Section 1313(a) of the Code, and (b) with respect to Taxes other than U.S. federal Income Taxes, any final determination of Liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise, including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations.

“Final Pre-Closing Income Tax Amount” has the meaning set forth in Section 6.5(d)(vi)(A).

“Final Purchaser Net Cash” has the meaning set forth in Section 2.9(e).

“Final Purchaser Parent Deficit Adjustment” has the meaning set forth in Section 2.9(j).

“Final Purchaser Parent Excess Adjustment” has the meaning set forth in Section 2.9(i).

“Final Purchaser Working Capital” has the meaning set forth in Section 2.9(e).

“Financial Statements” has the meaning set forth in Section 4.6(a).

“Foreign Purchaser Group Plan” means each pension, profit sharing, savings, retirement, health, life, disability, deferred compensation, incentive, bonus, employment, retention, change in control, termination, severance and fringe benefit plan, program, or arrangement maintained, or contributed to, by Purchaser Parent or any of its Affiliates in which any Purchaser Business Employee (non-U.S.) or Former Purchaser Business Employee (non-U.S.) participates or is a party, other than plans, programs, or arrangements required to be maintained or contributed to by the Laws of the relevant jurisdiction and other than the Purchaser Group Plans.

“Foreign Seller Group Plan” means each pension, profit sharing, savings, retirement, health, life, disability, deferred compensation, incentive, bonus, employment, retention, change in control, termination, severance and fringe benefit plan, program, or arrangement maintained, or contributed to, by Seller Parent or any of its Affiliates in which any Business Employee (non-U.S.) or Former Business Employee (non-U.S.) participates or is a party, other than plans, programs, or arrangements required to be maintained or contributed to by the Laws of the relevant jurisdiction and other than the Seller Group Plans.

“Form Ancillary Agreement” has the meaning set forth in Section 6.14(a).

“Former Business Employee” means an employee of Seller Parent or its Affiliates who both (A) performed services on behalf of or to the Business as of immediately prior to his or her termination of employment, and (B) would have been considered a Business Employee if his or her employment had not terminated prior to the Closing. The term “Former Business Employee” when followed by “(U.S.)” means a Former Business Employee who was employed in the United States and when followed by “(non-U.S.)” means a Former Business Employee who was employed outside the United States.

“Former Purchaser Business Employee” means an employee of Purchaser Parent or its Affiliates who both (A) performed services on behalf of or to the Purchaser Business as of immediately prior to his or her termination of employment, and (B) would have been considered a Purchaser Business Employee if his or her employment had not terminated prior to the Closing. The term “Former Purchaser Business Employee” when followed by “(U.S.)” means a Former Purchaser Business Employee who was employed in the United States and when followed by “(non-U.S.)” means a Former Purchaser Business Employee who was employed outside the United States.

“FSMA” means the UK Financial Services and Markets Act 2000.

“Fundamental Purchaser Parent Representations” means the representations and warranties of Purchaser Parent contained in Section 5.1, Section 5.2, Section 5.3(a), Section 5.3(b), Section 5.16 and Section 5.20.

“Fundamental Seller Parent Representations” means the representations and warranties of Seller Parent contained in Section 4.1, Section 4.2, Section 4.3(a), Section 4.3(b), Section 4.15 and Section 4.19.

“Funded Indebtedness” means, with respect to any Person and as of any time, without duplication, the following obligations of such Person as of such time (including in respect of principal, accrued and unpaid interest, premiums (including make-whole premiums), prepayment penalties, breakage costs and other fees, expenses and charges that would arise as a result of the discharge of such amount owed and directly attributable to the consummation of the Closing), calculated, in the case of Seller Parent, in a manner consistent with the Accounting Principles and the Sample Closing Statement, and in the case of Purchaser, in a manner consistent with the Purchaser Accounting Principles and the Purchaser Sample Closing Statement: (a) the outstanding principal amount of any indebtedness for borrowed money; (b) all capitalized lease obligations that are classified by such Person as a balance sheet liability in accordance with the Accounting Principles or Purchaser Accounting Principles, as applicable; (c) all direct reimbursement obligations in respect of letters of credit, solely to the extent such letters of credit have actually been drawn; (d) all obligations evidenced by bonds, notes, debentures or debt securities; (e) any net payment obligations under any interest rate or currency hedging Contract to the extent classified by such Person as a balance sheet liability in accordance with the Accounting Principles or Purchaser Accounting Principles, as applicable, calculated as of such time as the net amount of payment that would be required to be paid by such Person to the counterparty bank(s) upon the unwind or early termination of such Contract at such time; (f) any amounts owing as deferred purchase price of, or a contingent payment for, any business, assets, property, goods or services (other than ordinary course trade payables and those listed on Section 1.1(C) of the Seller Disclosure Letter); (g) all guarantees and keepwell arrangements issued by such Person to a creditor against a loss with respect to the obligations described in clauses (a) through (f) of another Person; and (h) in the case of the Conveyed Subsidiaries and their Subsidiaries, Seller Accrued Income Taxes and, in the case of Purchaser and its Subsidiaries (other than the Conveyed Subsidiaries and their Subsidiaries), Purchaser Accrued Income Taxes; provided that Funded Indebtedness shall not include (i) any intercompany payables, or other intercompany Liabilities, solely between or among (A) any Conveyed Subsidiaries (or any of their Subsidiaries) and any of their Subsidiaries or (B) Purchaser (or any of its Subsidiaries) and any of its Subsidiaries, (ii) any intercompany accounts or other Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing, including pursuant to Section 6.7, (iii) any Liabilities in respect of Taxes (other than Purchaser Accrued Income Taxes or Seller Accrued Income Taxes), including any reserves for contingent Taxes, or (iv) any amounts included in the calculation of the Business Working Capital or Purchaser Working Capital.

“FUTA” has the meaning set forth in Section 6.6(p).

“GAAP” means generally accepted accounting principles in the United States.

“Global Trade Control Laws” means U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the U.S. economic sanctions rules and regulations implemented under statutory authority and/or the President’s Executive Orders and administered by the U.S. Department of the Treasury Office of Foreign Assets Control; European Union (E.U.) Council Regulations on export controls, including Nos. 428/2009, 267/2012; other E.U. Council sanctions regulations, as implemented in E.U. Member States; United Nations sanctions policies; and other relevant economic sanctions, export and import control Laws in any other jurisdiction in which the Business or the Purchaser Business, as applicable, markets, commercializes, distributes and sells products as of the date of this Agreement or as of Closing.

“Goods in Transit” means Products that have left a facility of Seller Parent (or any Subsidiary of Seller Parent), were recorded by Seller Parent (or the Subsidiary of Seller Parent) as sales in their accounting systems at or prior to 12:01 a.m. (New York time) on the Closing Date, but have not been received by customers or Purchaser.

“Governmental Antitrust Authority” means any of the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, the attorneys general of the several states of the United States and any other Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Governmental Authority” means any supra-national, transnational, national, state, municipal or local government, any federal, state, city, municipality or other political subdivision thereof and any entity, department, bureau, body, agency, commission, authority or court of competent jurisdiction, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government and any executive official thereof or any arbitral body.

“Governmental Authorizations” means all licenses, permits, certificates, clearances, registrations, consents and other authorizations and approvals from any Governmental Authority required to carry on the Business or the Purchaser Business, as applicable, under the applicable Laws of any Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, ruling, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means all pollutants, contaminants, wastes or chemicals or other materials or substances defined, classified, listed or regulated as “hazardous,” “extremely hazardous,” “restricted hazardous wastes,” “dangerous,” “pollutants,” “contaminants,” “toxic,” or words of similar import under any Environmental Law, including asbestos, asbestos containing materials, lead-based paint, toxic mold, petroleum, and petroleum products, or for which Liability may be imposed under Environmental Law.

“Hold-Back Termination Date” has the meaning set forth in Section 6.3(e)(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the body of pronouncements issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee as endorsed under the EU accounting regulations and included in the periodic report showing the status of endorsement by the European Financial Reporting Advisory Group.

“Income Tax” means any U.S. federal, state, local or non-U.S. Taxes imposed on or calculated by reference to net income or profits (however denominated), franchise Taxes and other similar Taxes.

“Income Tax Return” means any Tax Return in respect of Income Taxes.

“Indebtedness” means, with respect to any Person and as of any time, without duplication, the following obligations as of such time: (a) all Funded Indebtedness of such Person and (b) all letters of credit or performance bonds issued for the account of such Person (and reimbursement obligations in respect thereof).

“Indemnified Party” has the meaning set forth in Section 7.3(a).

“Indemnifying Party” has the meaning set forth in Section 7.3(a).

“Independent Accountant” means any registered independent public accounting firm of international standing as Seller Parent and Purchaser shall mutually agree upon.

“Indirect Transfers” has the meaning set forth in Section 6.5(g)(iii)(B).

“Information Systems” means (a) computer systems, servers, workstations, routers, hubs, switches, data communications networks (other than the Internet) and other information technology equipment used to create, store, transmit, exchange or receive information, voice or data and (b) documentation, user manuals, and training manuals documenting the functionality or use of any of the foregoing.

“Insurance Matter” has the meaning set forth in Section 6.18(b).

“Insurance Policy” has the meaning set forth in Section 6.18(b).

“Intellectual Property” means all intellectual property rights throughout the world, including: (a) Patent Rights, (b) trademarks, service marks, corporate names, trade names, Internet Identifiers, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (c) copyrights and intellectual property rights in copyrightable and other works, moral rights, design rights and other sui generis rights (“Copyrights”), (d) trade secrets or other proprietary rights in clinical, technical, scientific, manufacturing, regulatory and other information, inventions (whether or not patentable), discoveries, designs, results, techniques, database rights, data, databases, data collections and other know-how, including plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, recipes, compositions, specifications, protocols, analytical and quality control information and procedures, test data and results, reports, studies, and marketing, pricing, distribution, cost and sales information (“Know-How”), (e) intellectual property rights in Software and (f) applications and registrations and renewals for, and all associated rights with respect to, any of the foregoing in any jurisdiction, including all rights to collect royalties, products and proceeds with respect to any of the foregoing.

“Intellectual Property License Agreement” has the meaning set forth in Section 6.14(a).

“Intentional Breach” means, with respect to any representation, warranty, covenant or agreement in this Agreement, an action or omission taken or omitted to be taken on or after the date hereof that the breaching Person intentionally takes (or fails to take) and knows would, or would reasonably be expected to, cause a material breach of such representation, warranty, covenant or agreement.

“Internet Identifier” means any Internet domain name or electronic address, Internet domain name registration, uniform resource locator, social media accounts, or social media account addresses or other identifiers, alpha-numeric designations associated with any of the foregoing, and account names or identifiers, passwords or other credentials to access or modify the access rights to any of the foregoing.

“Inventory” means (a) all raw material inventory, work-in-process inventory, Goods in Transit and finished Products inventory, in each case, solely owned by Sellers or the Conveyed Subsidiaries (or any of their Subsidiaries) and solely used or held for use in the Business (other than any raw material inventory, work-in-process inventory and finished products inventory subject to a Manufacturing and Supply Agreement (Seller Parent as Supplier)) and (b) raw material inventory, work-in-process inventory and finished products inventory, in each case, solely owned by Sellers or the Conveyed Subsidiaries (or any of their Subsidiaries) and solely used or held for use in a Manufacturing and Supply Agreement (Purchaser as Supplier), but excluding any raw material inventory or work-in-process inventory (including any active pharmaceutical ingredients) that Seller Parent or any of its Affiliates supplies through a tolling or similar arrangement (including, following the Closing, any Manufacturing and Supply Agreement (Purchaser as Supplier), and including all Customer-Supplied Materials (as defined therein)) to a Facility prior to, on or following the Closing for the manufacture of products subject to a Manufacturing and Supply Agreement (Purchaser as Supplier) (which raw material inventory and work-in-process inventory (including such Customer-Supplied Materials), for clarity, shall not be Inventory or any other Purchased Asset and Purchaser shall acquire no right, title or interest therein).

“IP Assignment Agreements” has the meaning set forth in Section 6.14(a).

“IP Schedules” has the meaning set forth in Section 4.13(a).

“IRS” means the U.S. Internal Revenue Service.

“Know-How” has the meaning set forth in the definition of “Intellectual Property.”

“Knowledge of Purchaser Parent” means the actual knowledge of any of the individuals listed in Section 1.1(B) of the Purchaser Parent Disclosure Letter.

“Knowledge of Seller Parent” means the actual knowledge of any of the individuals listed in Section 1.1(D) of the Seller Disclosure Letter.

“Laws” means any law, act, statute, ordinance, rule, directive, regulation, code, treaty (including any Tax treaty) of any Governmental Authority or any Governmental Order.

“Lease Agreement” has the meaning set forth in Section 6.14(d).

“Leased Purchaser Real Property” means all real property primarily related to, held for use with, or used in connection with the Purchaser Business, other than the Owned Purchaser Real Property.

“Leased Real Property” has the meaning set forth in Section 2.1(c).

“Liabilities” means any and all Losses, debts, liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means any lien, security interest, mortgage, charge, pledge, license, easement or other similar encumbrance, title defect or material use or transfer restriction, it being understood and agreed that “Lien” does not include any non-exclusive license or other non-exclusive grant of rights to Intellectual Property.

“Listing Rules” means the rules and regulations made by the FCA pursuant to Part 6, section 73A of the FSMA and contained in the FCA’s publication of the same name.

“Local Implementing Agreements” means the various Share transfer agreements, Purchased Asset transfer agreements and other agreements and the schedules and exhibits thereto to be entered into by Purchaser and the Purchaser Designated Affiliates and the applicable Sellers for purposes of implementing the sale, transfer, conveyance, and assignment, as applicable, of the applicable Sellers’ right, title and interest in the Shares and the other Purchased Assets to, and the employment of the Business Employees consistent with Section 6.6 by, Purchaser and such Purchaser Designated Affiliates, and the assumption of the Assumed Liabilities, as the case may be, in the appropriate jurisdictions, prepared and executed in accordance with Section 6.14. The Parties agree that the Local Implementing Agreements shall not expand or limit the rights and obligations of the Parties or their Affiliates beyond those provided for in this Agreement, and that the Local Implementing Agreements shall not provide for any additional rights, obligations or indemnities of the Parties or their Affiliates, that are not provided for in this Agreement. For clarity, the Indirect Transfers shall be effected pursuant to a Local Implementing Agreement.

“Loss” means any and all damages, losses, Taxes, penalties, judgments, settlements, payments, fines, interest, costs and expenses (including the reasonable out-of-pocket costs and expenses of attorneys and other professional advisors incurred in the investigation, defense and/or settlement thereof), but excluding any damages to the extent not reasonably foreseeable, loss of business reputation, or punitive or exemplary damages (in each case, other than to the extent such damages are awarded to any third party by Governmental Order against, and paid by, an Indemnified Party).

“Make-Whole Award” has the meaning set forth in Section 6.6(c)(vi).

“Manufacturing and Supply Agreement (Purchaser as Supplier)” has the meaning set forth in Section 6.14(a).

“Manufacturing and Supply Agreement (Seller Parent as Supplier)” has the meaning set forth in Section 6.14(a).

“Manufacturing Registrations” means all Governmental Authorizations granted to Seller Parent or any of its Affiliates by, or pending with, any Governmental Authority for manufacturing facilities that are Facilities.

“Material Adverse Effect” means any change, event, development, occurrence or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Business, taken as a whole; provided, however, that any change, event, development, occurrence or effect to the extent resulting from or arising out of any of the following, either alone or in combination, shall not be considered in determining whether there has been or may be a Material Adverse Effect: (i) general economic conditions (including changes in (A) financial or market conditions, (B) currency exchange rates, (C) prevailing interest rates or credit markets or (D) the price of commodities or raw materials) applicable in countries, jurisdictions or markets in which there are Purchased Assets or sales of Products (or the securities, syndicated loan, credit or financial markets globally or in any such economies, countries, jurisdictions or markets); (ii) changes (or proposed changes) in the legal, Tax, regulatory or political conditions (including changes in Law or in the interpretation or application of Law) applicable in countries, jurisdictions or markets in which there are Purchased Assets or sales of Products; (iii) changes (or proposed changes) in GAAP or other applicable accounting standards or the interpretations thereof; (iv) conditions in or affecting the industries in which the Business operates; (v) conditions resulting from natural disasters, earthquakes, hurricanes, tsunamis, floods, fires, storms, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, cyclones, arctic frosts, mudslides, wildfires, manmade disasters, acts of God, pandemics or other weather-related or natural conditions, or the commencement, occurrence, continuation or intensification of any war (whether or not declared), sabotage, armed hostilities, civil unrest, military attacks or acts of terrorism or declaration of national emergency; (vi) any failure by the Business to meet budgets, plans, projections or forecasts (whether internal or otherwise) for any period (it being understood that the underlying causes of the failure to meet such budgets, plans, projections or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred unless such causes are otherwise excepted under this paragraph; provided that this clause (vi) shall not be construed as implying that Seller Parent is making any representation or warranty herein with respect to any budgets, plans, projections or forecasts, and no such representations or warranties are being made); (vii) any change in Seller Parent’s stock price or trading volume (it being understood that the underlying causes of such change may be taken into account in determining whether a Material Adverse Effect has occurred unless such causes are otherwise excepted under this paragraph); (viii) Seller Parent’s pursuit of strategic alternatives for the Business or the negotiation, execution, announcement, performance, pendency or consummation of this Agreement, the transactions contemplated hereby or by any of the Ancillary Agreements (it being understood and agreed that the foregoing shall not apply to the representations and warranties set forth in Section 4.4), the identity of Purchaser or any of its Affiliates or any acts or omissions of Purchaser or its Affiliates or any communication by Purchaser or any of its Affiliates, including in respect of its plans or intentions (including in respect of the Business Employees) with respect to the Business, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees; (ix) without limiting clause (viii) above, any action taken by Seller Parent or its Affiliates (including any Conveyed Subsidiary and their Subsidiaries) as expressly required by this Agreement, including any changes, events or effects arising out of the application of Antitrust Laws (including any action or judgment arising under Antitrust Laws) to this Agreement or the transactions contemplated hereby or the effect of any action taken (or agreed to be taken) by Seller Parent, Purchaser, or any of their respective Affiliates pursuant to Section 6.3; (x) any action taken, or failure to take action, or such other changes or events, in each case, to which Purchaser has consented in writing; (xi) any labor strike, slow down, lockout or stoppage, pending or threatened, against the Business; or (xii) any Excluded Assets or Retained Liabilities; provided, further, that any change, event, development, occurrence or effect referred to in clauses (i), (ii), (iii), (iv) and (v) may be considered in determining whether there has been or may be a Material Adverse Effect to the extent such change, event, development, occurrence or effect has a disproportionate adverse impact on the business, results of operations or financial condition of the Business, taken as a whole, relative to the other businesses in the industries in which the Business operates (in which case only such incremental disproportionate impact may be considered in determining whether there has been or may be a Material Adverse Effect).

“Material Contract” has the meaning set forth in Section 4.12(a).

“Most Cost-Effective Manner” means a Remedial Action based upon (a) the least stringent clean-up standards that, based on the use classification (industrial, commercial or residential) as of the Closing Date of the applicable real property subject to the Remedial Action, are established under Environmental Law and (b) the least-costly methods that are in accordance with Environmental Law, in each case of (a) and (b) that are approved by or otherwise acceptable to the applicable Governmental Authorities, including the use of engineering and institutional controls to eliminate or minimize exposure pathways, and may also include, in the reasonable discretion of the Party responsible for such Remedial Action, any other Remedial Action that is allowed under applicable Environmental Law and approved by or otherwise acceptable to the applicable Governmental Authorities.

“Name Change Date” has the meaning set forth in Section 6.15(a).

“New Subsidiaries” has the meaning set forth in Section 6.27.

“Non-Controlling Party” has the meaning set forth in Section 6.5(e)(iii).

“Non-Indemnified Claims” has the meaning set forth in Section 6.17(b).

“Notice 7” has the meaning set forth in Section 6.5(g)(iii)(B).

“Off-the-Shelf Software” means software licensed from a third party on general commercial terms that continues to be commonly available for license on such general commercial terms.

“Ordinary Shares” means the A Ordinary Shares and the B Ordinary Shares.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Outstanding Antitrust Jurisdiction” has the meaning set forth in Section 6.3(e)(i).

“Owned Purchaser Real Property” means the real property that both (a) is owned by Purchaser Parent or its Subsidiaries and (b) is primarily related to, held for use with, or used in connection with the Purchaser Business.

“Owned Real Property” has the meaning set forth in Section 2.1(b).

“Parent Indemnified Parties” has the meaning set forth in Section 7.2.

“Parents” has the meaning set forth in the preamble of this Agreement.

“Parties” has the meaning set forth in the preamble of this Agreement.

“Patent Rights” means (a) issued patents, (b) invention disclosures, and pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions and renewals, and all patents granted thereon, (c) patents-of-addition, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, (d) inventor’s certificates, (e) registered or other utility model rights, registered or other design rights and registered or other industrial property rights and (f) United States and foreign counterparts of any of the foregoing.

“PCH Split Products” has the meaning set forth in the definition of “Retained Businesses.”

“Pension Transfer Amounts” has the meaning set forth in Section 6.6(e)(ii).

“Permitted Liens” means (a) Liens approved in writing by Purchaser; (b) statutory Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business for amounts which are not yet due and payable or for which an adequate reserve has been established in the Financial Statements; (c) Liens and other imperfections of title that do not materially detract from the value or materially impair the use of the property subject thereto or make such property unmarketable or uninsurable; (d) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that are recorded against title to real estate which do not materially impair the use or occupancy of such real property in the operation of the Business conducted thereon; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by the current use of the real property subject thereto in the operation of the Business conducted thereon; (iii) Liens not created by the Sellers that affect the underlying fee interest of any leased real property, including master leases or ground leases, which do not materially impair the use or occupancy of such real property in the operation of the Business conducted thereon; and (iv) all matters of record and any state of facts that an accurate survey or inspection of the property would disclose to the extent such matters or states of fact do not materially detract from the value or materially impair the use or occupancy of such real property in the operation of the Business conducted thereon; (e) Liens for Taxes, assessments or other governmental charges or levies (i) that are not yet due or payable or (ii) that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established in the Financial Statements; (f) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other similar Liens and security obligations arising in the ordinary course of business for amounts which are not yet due and payable or for which an adequate reserve has been established in the Financial Statements; (g) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (h) Liens that will be released and, as appropriate, removed of record, at or prior to the Closing Date in accordance with the terms of this Agreement; (i) Liens arising on assets and products sold in the ordinary course of business; (j) Liens arising in connection with any consignment arrangement entered into in the ordinary course of business; (k) Liens identified in the Financial Statements (including in the notes thereto); (l) with respect to any equity of a Conveyed Subsidiary (or any of its Subsidiaries), any restrictions under applicable securities Laws and any Lien set forth in the governing documents of such Conveyed Subsidiary (or any of its Subsidiaries); (m) other Liens that do not materially detract from the value of, or materially impair the current use of, the assets subject thereto; and (n) Liens disclosed or set forth in the Seller Disclosure Letter.

“Person” means an individual, a limited liability company, joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or other entity or organization, including a Governmental Authority.

“Plan Regulatory or Funding Documents” means (to the extent applicable) (i) the most recent summary plan description with respect to each such plan, (ii) any related trust or other funding vehicle and any current administrative or service contract or insurance policy, (iii) the most recent annual report on IRS Form 5500 and the most recent actuarial report, financial statements or similar reports or statements, (iv) the most recent determination or opinion letter received from the IRS with respect to each such plan intended to qualify under Section 401 of the Code and (v) any documents applicable to a Foreign Seller Group Plan or Foreign Purchaser Group Plan (as applicable) that are analogous to those contemplated by clauses (i) through (iv).

“Post-Closing Representation” has the meaning set forth in Section 10.17(a).

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“PRC Taxing Authority” means any Taxing Authority in the People’s Republic of China.

“Pre-Closing Income Tax Amount” has the meaning set forth in Section 6.5(d)(vi)(A).

“Pre-Closing Separate Tax Returns” has the meaning set forth in Section 6.5(a)(i).

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Preference Shares” means non-voting, irredeemable preference shares with a nominal value of £1.00 each in the capital of Purchaser, having the rights and restrictions set out in the Restated Purchaser Articles of Association and the Purchaser Shareholders Agreement.

“Product Registrations” means all Governmental Authorizations granted to a Conveyed Subsidiary or a Seller by, or pending with, any Governmental Authority and Related to the Business, to market any Product, including FDA drug listings, FDA Product Marketing Authorizations, other national or regional marketing authorizations or permits and CE marks anywhere in the world. “Product Registrations” shall not include any Manufacturing Registrations.

“Products” means (a) the products researched, developed, manufactured, marketed, commercialized, distributed and/or sold under the brand names set forth on Annex E-1 or variations or derivatives of such names (including translations thereof) that are researched, developed, manufactured, marketed, commercialized, distributed and/or sold by or on behalf of Seller Parent (directly and indirectly through its Subsidiaries) as of the date hereof and as of immediately prior to the Closing, (b) any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (other than the PCH Split Products) that are researched, developed, manufactured, marketed, commercialized, distributed and/or sold by or on behalf of Seller Parent (directly and indirectly through its Subsidiaries) through the Pfizer Consumer Healthcare business unit (directly or indirectly pursuant to a contractual arrangement with any other Pfizer business unit, to the extent of the Pfizer Consumer Healthcare business unit’s rights pursuant to such contractual arrangement) as of the date hereof and as of immediately prior to the Closing and (c) with respect to each of the foregoing products (clauses (a) and (b)), any line extensions or other developments with respect to such product that are in progress as of the date hereof or immediately prior to the Closing Date.

“Property Taxes” means real, personal and intangible ad valorem property Taxes.

“Proposed Closing Statement” has the meaning set forth in Section 2.9(a).

“Proposed Divestiture” has the meaning set forth in Section 6.3(d)(ii).

“Purchase Consideration” has the meaning set forth in Section 2.7.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the preamble of this Agreement.

“Purchaser Account” means the bank account or accounts controlled solely by Purchaser specified by Purchaser in writing to the other Parties at least two (2) Business Days before the Closing Date.

“Purchaser Accrued Income Taxes” means an amount (not less than zero) equal to the aggregate current Income Tax liabilities of Purchaser and its Subsidiaries (other than the Conveyed Subsidiaries and their Subsidiaries) (which shall not be less than zero in any jurisdiction) for all taxable periods (or portions thereof) ending on or before the Closing Date for which final Tax Returns have not been filed. The calculation of Purchaser Accrued Income Taxes shall (i) exclude any deferred Tax liabilities or deferred Tax assets and any amounts in respect of speculative or contingent liabilities for Tax, (ii) include estimated (or other prepaid) Income Tax payments only to the extent that such payments have the effect of reducing (not below zero) the particular current Income Tax liability in respect of which such payments were made, (iii) include Income Tax deductions or Tax refunds (including for overpayments of estimated Taxes), in each case, only to the extent such deductions or Tax refunds have the effect of reducing (not below zero) a particular current Income Tax liability to which they are relevant, (iv) be prepared in accordance with the past practice (including reporting positions and accounting methods) of Purchaser or its applicable Subsidiary in preparing Tax Returns for Income Taxes and (v) in the case of a Straddle Period, be determined in accordance with Section 6.5(d)(iii).

“Purchaser Accounting Principles” has the meaning set forth in Section 2.8(a).

“Purchaser Adverse Action” has the meaning set forth in Section 6.3(f).

“Purchaser Ancillary Agreement” has the meaning set forth in Section 6.7(b).

“Purchaser Assumed Employee Liabilities” has the meaning set forth in Section 6.6(a)(i).

“Purchaser Assumed Severance Liabilities” has the meaning set forth in Section 6.6(c)(ii).

“Purchaser Business” means (a) the worldwide business of researching, developing, manufacturing, marketing, commercializing, distributing and selling the products sold under the brand names set forth on Annex E-2 or variations or derivatives of such names (including translations thereof) (the “Purchaser Key Products”, and such brands, the “Purchaser Key Brands”), as conducted by Purchaser Parent (directly and indirectly through its Subsidiaries, including Purchaser and its Subsidiaries) as of the date of this Agreement and as of immediately prior to the Closing, (b) the business reflected in the Purchaser Financial Statements, including the assets, rights, properties, activities, operations and liabilities that comprise such business, (c) the business of marketing, commercializing, distributing and selling any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (the “Consumer Healthcare Products”) as conducted by Leo Asia Private Limited (including, for clarity, pursuant to the Amended Consignment Selling Agreement) as of the date of this Agreement and as of immediately prior to the Closing and (d) to the extent not otherwise reflected in the Purchaser Financial Statements, the research and development of any Consumer Healthcare Products, as conducted by Purchaser Parent (directly and indirectly through its Subsidiaries) through its GlaxoSmithKline Consumer Healthcare business (directly or indirectly pursuant to a contractual arrangement with any other GlaxoSmithKline business, to the extent of the GlaxoSmithKline Consumer Healthcare business’ rights pursuant to such contractual arrangement) as of the date of this Agreement and as of immediately prior to the Closing. Notwithstanding the foregoing, the following shall not be included in Purchaser Business: (x) the worldwide business of researching, developing, manufacturing, marketing, commercializing, distributing and selling pharmaceutical products to the extent such business and the economic benefit attendant to such business is not reflected in the Purchaser Financial Statements and (y) those assets listed in Annex G.

“Purchaser Business Employee” means each individual who, immediately prior to the Closing: (a) is employed by Purchaser Parent or its Affiliates (other than Purchaser or its Subsidiaries) and devotes 70% or more of his or her services to the Purchaser Business but excluding any individual who is based in France or employed by any French Affiliate of Purchaser Parent, or (b) is employed by Purchaser (or its Subsidiaries).

“Purchaser Business Employee (non-U.S.)” means a Purchaser Business Employee based outside of the United States.

“Purchaser Business Employee (U.S.)” means a Purchaser Business Employee based in the United States.

“Purchaser Business Plan” means each Purchaser Group Plan and each Foreign Purchaser Group Plan sponsored and maintained by Purchaser or a Subsidiary of Purchaser.

“Purchaser Copyrights” means all Copyrights, Copyright registrations and applications for Copyright registration that are owned by Purchaser or its Subsidiaries.

“Purchaser Current Representation” has the meaning set forth in Section 10.17(b).

“Purchaser DC Plans (non-U.S.)” has the meaning set forth in Section 6.6(g)(i).

“Purchaser DC Plans (U.S.)” has the meaning set forth in Section 6.6(f)(i).

“Purchaser Designated Affiliate” has the meaning set forth in Section 10.3(b).

“Purchaser Designated Person” has the meaning set forth in Section 10.17(b).

“Purchaser Environmental Permit” means any Governmental Authorization held by Purchaser Parent or any of its Subsidiaries for the then-current operations of the Purchaser Business or for the then-current operation of any Purchaser Real Property, as of the Closing Date, and required pursuant to an Environmental Law.

“Purchaser Facilities” has the meaning set forth in Section 5.15(d).

“Purchaser Financial Statements” has the meaning set forth in Section 5.6(a).

“Purchaser FSA Plan” has the meaning set forth in Section 6.6(i).

“Purchaser Group Plan” means any employee benefit plan as defined in Section 3(3) of ERISA and any other material written fringe benefit, incentive, bonus, employment, retention, change in control, termination or severance plan, program, fund, agreement or arrangement, whether or not subject to ERISA, maintained (or contributed to or required to be contributed to) by Purchaser Parent or any of its Affiliates, in which any Purchaser Business Employee (U.S.) or Former Purchaser Business Employee (U.S.) participates or is a party.

“Purchaser Indemnified Parties” has the meaning set forth in Section 7.1(a).

“Purchaser Internal Restructurings” has the meaning set forth in Section 6.5(f)(ii).

“Purchaser IP” means (a) all Purchaser Copyrights, Purchaser Patent Rights, Purchaser Trademark Rights, Purchaser Know-How and Purchaser Software, and (b) all other Intellectual Property that is owned, or purported to be owned, by Purchaser or its Subsidiaries.

“Purchaser IT Systems” means all Information Systems that are owned by Purchaser or its Subsidiaries.

“Purchaser Key Products” has the meaning set forth in the definition of “Purchaser Business.”

“Purchaser Key Brands” has the meaning set forth in the definition of “Purchaser Business.”

“Purchaser Know-How” means all Know-How that is owned by Purchaser or its Subsidiaries.

“Purchaser Liabilities” means any and all Liabilities of Purchaser Parent or any of its Affiliates (including Purchaser and its Subsidiaries), other than Liabilities identified as Purchaser Parent Retained Liabilities in clauses (a) through (f) of the definition of “Purchaser Parent Retained Liabilities”, whether arising prior to, on or after the Closing, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Purchaser Business.

“Purchaser Licensed IP” means all Intellectual Property owned by Purchaser Parent or any of its Affiliates that has been licensed to Purchaser or its Subsidiaries pursuant to a Purchaser Ancillary Agreement, including the Purchaser Licensed Trademark Rights.

“Purchaser Licensed Trademark Rights” has the meaning set forth in Section 5.14(h).

“Purchaser Manufacturing Registrations” means all Governmental Authorizations granted to Purchaser Parent or any of its Affiliates by, or pending with, any Governmental Authority for manufacturing facilities that are Purchaser Facilities.

“Purchaser Material Adverse Effect” means any change, event, development, occurrence or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Purchaser Business, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole; provided, however, that any change, event, development, occurrence or effect to the extent resulting from or arising out of any of the following, either alone or in combination, shall not be considered in determining whether there has been or may be a Purchaser Material Adverse Effect: (i) general economic conditions (including changes in (A) financial or market conditions, (B) currency exchange rates, (C) prevailing interest rates or credit markets or (D) the price of commodities or raw materials) applicable in countries, jurisdictions or markets in which there are assets of the Purchaser Business or sales of Purchaser Products (or the securities, syndicated loan, credit or financial markets globally or in any such economies, countries, jurisdictions or markets); (ii) changes (or proposed changes) in the legal, Tax, regulatory or political conditions (including changes in Law or in the interpretation or application of Law) applicable in countries, jurisdictions or markets in which there are assets of the Purchaser Business or sales of Purchaser Products; (iii) changes (or proposed changes) in IFRS or other applicable accounting standards or the interpretations thereof; (iv) conditions in or affecting the industries in which the Purchaser Business operates; (v) conditions resulting from natural disasters, earthquakes, hurricanes, tsunamis, floods, fires, storms, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, cyclones, arctic frosts, mudslides, wildfires, manmade disasters, acts of God, pandemics or other weather-related or natural conditions, or the commencement, occurrence, continuation or intensification of any war (whether or not declared), sabotage, armed hostilities, civil unrest, military attacks or acts of terrorism or declaration of national emergency; (vi) any failure by the Purchaser Business to meet budgets, plans, projections or forecasts (whether internal or otherwise) for any period (it being understood that the underlying causes of the failure to meet such budgets, plans, projections or forecasts may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred unless such causes are otherwise excepted under this paragraph; provided that this clause (vi) shall not be construed as implying that Purchaser Parent is making any representation or warranty herein with respect to any budgets, plans, projections or forecasts, and no such representations or warranties are being made); (vii) any change in Purchaser Parent’s stock price or trading volume (it being understood that the underlying causes of such change may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred unless such causes are otherwise excepted under this paragraph); (viii) the negotiation, execution, announcement, performance, pendency or consummation of this Agreement, the transactions contemplated hereby or by any of the Ancillary Agreements (it being understood and agreed that the foregoing shall not apply to the representations and warranties set forth in Section 5.4); (ix) without limiting clause (viii) above, any action taken by Purchaser Parent, Purchaser or any of their Affiliates as expressly required by this Agreement, including any changes, events or effects arising out of the application of Antitrust Laws (including any action or judgment arising under Antitrust Laws) to this Agreement or the transactions contemplated hereby or the effect of any action taken (or agreed to be taken) by Seller Parent, Purchaser or any of their respective Affiliates pursuant to Section 6.3; (x) any action taken, or failure to take action, or such other changes or events, in each case, to which Seller Parent has consented in writing; (xi) any labor strike, slow down, lockout or stoppage, pending or threatened, against the Purchaser Business; or (xii) any Purchaser Parent Retained Liabilities; provided, further, that any change, event, development, occurrence or effect referred to in clauses (i), (ii), (iii), (iv) and (v)

may be considered in determining whether there has been or may be a Purchaser Material Adverse Effect to the extent such change, event, development, occurrence or effect has a disproportionate adverse impact on the business, results of operations or financial condition of the Purchaser Business, taken as a whole, relative to the other businesses in the industries in which the Purchaser Business operates (in which case only such incremental disproportionate impact may be considered in determining whether there has been or may be a Purchaser Material Adverse Effect).

“Purchaser Material Contract” has the meaning set forth in Section 5.13(a).

“Purchaser Net Cash” means the amount (which may be a positive or negative number) equal to (a) all Cash Equivalents minus (b) all outstanding Funded Indebtedness, in each case, of Purchaser and its Subsidiaries (other than the Conveyed Subsidiaries and their Subsidiaries), as of 12:01 a.m. (New York time) on the Closing Date; provided that all proceeds, payments or consideration received by Purchaser Parent or any of its Affiliates (including Purchaser and its Subsidiaries) as a result of any action taken (or agreed to be taken) by Seller Parent, Purchaser Parent, Purchaser or any of their respective Affiliates pursuant to Section 6.3 shall be excluded from the calculation of Purchaser Net Cash.

“Purchaser Parent” has the meaning set forth in the preamble of this Agreement.

“Purchaser Parent Account” means the bank account or accounts specified by Purchaser Parent in writing to the other Parties hereto at least two (2) Business Days before the Closing Date.

“Purchaser Parent Adverse Recommendation Change” has the meaning set forth in Section 6.24(e).

“Purchaser Parent Board Recommendation” has the meaning set forth in Section 5.2(a).

“Purchaser Parent Combined Tax Returns” has the meaning set forth in Section 6.5(e)(v).

“Purchaser Parent Disclosure Letter” means the disclosure letter that Purchaser Parent has delivered to Seller Parent as of the date of this Agreement.

“Purchaser Parent Estimated Closing Statement” means a written statement setting forth the Estimated Purchaser Working Capital and the Estimated Purchaser Net Cash, prepared in a manner consistent with the Purchaser Accounting Principles and the Purchaser Sample Closing Statement.

“Purchaser Parent Final Plan” has the meaning set forth in Section 6.5(f)(iv).

“Purchaser Parent Indemnified Parties” has the meaning set forth in Section 7.1(a).

“Purchaser Parent Indemnified Taxes” has the meaning set forth in Section 6.5(d)(ii).

“Purchaser Parent Retained Businesses” mean all businesses of Purchaser Parent or any of its Subsidiaries other than the Purchaser Business, including the worldwide business of researching, developing, manufacturing, marketing, commercializing, distributing and selling (i) any products not included in the definition of “Purchaser Business” and (ii) without limiting the foregoing clause (i), any pharmaceutical products or pharmaceutical products that have become or may in the future become, in whole or in part, over-the-counter products (other than the products included in the definition of “Purchaser Business”).

“Purchaser Parent Retained Liabilities” means any Liabilities of Purchaser Parent or its Affiliates (including Purchaser and its Subsidiaries) other than the Purchaser Liabilities. The Purchaser Parent Retained Liabilities shall include:

(a) all Liabilities for which Purchaser Parent or any of its Affiliates (other than Purchaser and its Subsidiaries) expressly has responsibility pursuant to the terms of this Agreement or any Purchaser Ancillary Agreement;

(b) all Purchaser Parent Transaction Expenses;

(c) all Liabilities, including Liabilities for Taxes, of Purchaser Parent or its Subsidiaries to the extent related to or arising out of the assets, properties and rights of Purchaser Parent or its Affiliates (other than Purchaser and its Subsidiaries) or the Purchaser Parent Retained Businesses (including the assets listed in Annex G) (other than any Liabilities for which Purchaser or Seller Parent expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreement, and other than any Liabilities that are separately allocated pursuant to any other agreement or transaction related to such assets, properties or rights between Seller Parent or any of its Affiliates, on the one hand, and Purchaser Parent or any of its Affiliates, on the other hand, including any commercial or other agreements unrelated to this Agreement), including Environmental Liabilities, whether arising prior to, on or after the Closing, to the extent arising out of or related to the ownership or occupancy of any manufacturing, office, research and development, or warehouse facilities owned, leased or operated by Purchaser Parent or its Affiliates other than the Purchaser Facilities;

(d) all Indebtedness of Purchaser Parent and its Affiliates other than (i) Funded Indebtedness of Purchaser and its Subsidiaries included in the calculation of Final Purchaser Net Cash and (ii) Indebtedness of Purchaser and its Subsidiaries that is not Funded Indebtedness;

(e) all Liabilities of Purchaser Parent or any of its Affiliates (including Purchaser and its Subsidiaries) (i) pursuant to the Put Option Implementation Agreement, dated as of March 27, 2018, by and among Purchaser Parent, Purchaser and Novartis AG (among others), or (ii) related to or arising out of the divestiture of Horlicks and other consumer healthcare nutrition brands to Unilever plc or its Affiliates and the merger of GSK Consumer Healthcare Limited India with Hindustan Unilever Limited, and the transactions contemplated thereby and any related Contracts entered into in connection therewith other than the Amended Consignment Selling Agreement; and

(f) all Liabilities of Purchaser Parent or any of its Affiliates (including Purchaser and its Subsidiaries) set forth in Section 1.1(C) of the Purchaser Parent Disclosure Letter.

“Purchaser Parent Shareholder Approval” has the meaning set forth in Section 5.2(a).

“Purchaser Parent Shareholder Approval Resolution” means the ordinary resolution of Purchaser Parent’s shareholders required to approve the arrangements as contemplated herein or by any of the Ancillary Agreements.

“Purchaser Parent Shareholder Circular” means the related party (as defined in Chapter 11 of the Listing Rules) circular to be prepared and published by Purchaser Parent in connection with the Purchaser Parent Shareholder Meeting.

“Purchaser Parent Shareholder Meeting” has the meaning set forth in Section 6.24(a).

“Purchaser Parent Termination Fee” has the meaning set forth in Section 9.2(b).

“Purchaser Parent Transaction Expenses” means any outside counsel, investment banking, accounting, financial advisory and other advisory costs, fees and expenses incurred by Purchaser Parent or any of its Affiliates (including Purchaser and its Subsidiaries) at or prior to the Closing specifically in connection with the evaluation and negotiation of a transaction involving Seller Parent and the Business, and the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Purchaser Internal Restructurings, in each case other than costs, fees and expenses for which Seller Parent or its Affiliates expressly has responsibility (including pursuant to payment, reimbursement, indemnification or other similar obligations set forth herein) pursuant to the terms of this Agreement.

“Purchaser Patent Rights” means all Patent Rights that are owned by Purchaser or its Subsidiaries.

“Purchaser Pension Plans” has the meaning set forth in Section 6.6(e)(i).

“Purchaser Permitted Liens” means (a) Liens approved in writing by Seller Parent; (b) statutory Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business for amounts which are not yet due and payable or for which an adequate reserve has been established in the Purchaser Financial Statements; (c) Liens and other imperfections of title that do not materially detract from the value or materially impair the use of the property subject thereto or make such property unmarketable or uninsurable; (d) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that are recorded against title to real estate which do not materially impair the use or occupancy of such real property in the operation of the Purchaser Business conducted thereon; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by the current use of the real property subject thereto in the operation of the Purchaser Business conducted thereon; (iii) Liens not created by Purchaser Parent or its Affiliates that affect the underlying fee interest of any leased real property, including master leases or ground leases, which do not materially impair the use or occupancy of such real property in the operation of the Purchaser Business conducted thereon; and (iv) all matters of record and any state of facts that an accurate survey or inspection of the property would disclose to the extent such matters or states of fact do not materially detract from the value or materially impair the use or occupancy of such real property in the operation of the Purchaser Business conducted thereon; (e) Liens for Taxes, assessments or other governmental charges or levies (i) that are not yet due or payable or (ii) that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established in the Purchaser Financial Statements; (f) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other similar Liens and security obligations arising in the ordinary course of business for amounts which are not yet due and payable or for which an adequate reserve has been established in the Purchaser Financial Statements; (g) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (h) Liens that will be released and, as appropriate, removed of record, at or prior to the Closing Date in accordance with the terms of this Agreement; (i) Liens arising on assets and products sold in the ordinary course of business; (j) Liens arising in connection with any consignment arrangement entered into in the ordinary course of business; (k) Liens identified in the Purchaser Financial Statements (including in the notes thereto); (l) with respect to any equity of Purchaser or any of its Subsidiaries, any restrictions under applicable securities Laws and any Lien set forth in the governing documents of Purchaser (or any of its Subsidiaries); (m) other Liens that do not materially detract from the value of, or materially impair the current use of, the assets subject thereto; and (n) Liens disclosed or set forth in the Purchaser Parent Disclosure Letter.

“Purchaser Privileged Communications” has the meaning set forth in Section 10.17(d).

“Purchaser Product Registrations” means all Governmental Authorizations granted to Purchaser Parent or a Subsidiary of Purchaser Parent by, or pending with, any Governmental Authority and Related to the Purchaser Business to market any Purchaser Products, including FDA drug listings, FDA Product Marketing Authorizations, other national or regional marketing authorizations or permits and CE marks anywhere in the world. “Purchaser Product Registrations” shall not include any Purchaser Manufacturing Registrations.

“Purchaser Products” means the products researched, developed, manufactured, marketed, commercialized, distributed and/or sold by the Purchaser Business, and any line extensions or other developments with respect to such products that are in progress as of the date hereof or immediately prior to the Closing Date.

“Purchaser Real Property” means, collectively, the Leased Purchaser Real Property and the Owned Purchaser Real Property.

“Purchaser Real Property Leases” means real property leases, subleases, licenses and occupancy arrangements with respect to the Leased Purchaser Real Property.

“Purchaser Related Party Contract” means any Contract between Purchaser Parent and any of its Affiliates (other than Purchaser and its Subsidiaries), on the one hand, and Purchaser or its Subsidiaries, on the other hand.

“Purchaser Retiree Medical Plan” has the meaning set forth in Section 6.6(h).

“Purchaser Shared Contract” means any Contract, sales order, purchase order, instrument or other commitment, obligation or arrangement entered into prior to the date hereof (or entered into prior to the Closing in accordance with this Agreement) that is between Purchaser Parent or any of its Subsidiaries (including Purchaser and its Subsidiaries), on the one hand, and one or more third parties, on the other hand, that inures to the benefit or burden of both the Purchaser Business and any Purchaser Parent Retained Business, other than any enterprise-wide Contracts, Contracts with respect to Off-the-Shelf Software, Purchaser Group Plans, Foreign Purchaser Group Plans, Collective Bargaining Agreements and any agreement or grant with any Taxing Authority; provided that any such Contract that provides only de minimis assets or services to the Purchaser Business or the Purchaser Parent Retained Business, as the case may be, shall not be deemed to be a Purchaser Shared Contract for purposes hereof.

“Purchaser Shareholders Agreement” has the meaning set forth in Section 6.14(b).

“Purchaser Software” means all Software (a) that is owned by Purchaser or its Subsidiaries and (b) that is exclusively used by Purchaser or its Subsidiaries in the operation of the Purchaser Business.

“Purchaser Tax Act” has the meaning set forth in Section 6.5(d)(i).

“Purchaser Tax Indemnified Parties” has the meaning set forth in Section 6.5(d)(i).

“Purchaser Trademark Rights” means all Trademarks, including Trademark registrations and applications for Trademark registrations, (a) that are owned by or registered to Purchaser or its Subsidiaries (including any Purchaser Key Brands); or (b) containing, comprising, or including (but only to the extent they include) any of the foregoing clause (a), including, in each case of clauses (a) and (b), (x) all Trademarks that are confusingly similar to the Trademarks described in clauses (a) and (b) (such that they could not be used in commerce without infringing such Trademarks), (y) all Internet Identifiers and telephone numbers or other alphanumeric addresses or mnemonics containing any of the foregoing and (z) the goodwill symbolized by any of the foregoing.

“Purchaser Working Capital” means the amount (which may be a positive or negative number) equal to (a) the sum of the assets of Purchaser and its Subsidiaries (other than the Conveyed Subsidiaries and their Subsidiaries), on a consolidated basis, as of 12:01 a.m. (New York time) on the Closing Date represented in the asset line items shown on the Purchaser Sample Closing Statement as of such time, minus (b) the sum of the liabilities of Purchaser and its Subsidiaries (other than the Conveyed Subsidiaries and their Subsidiaries), on a consolidated basis, as of 12:01 a.m. (New York time) on the Closing Date represented in the liability line items shown on the Purchaser Sample Closing Statement for Purchaser as of such time, in each case calculated in a manner consistent with the Purchaser Accounting Principles and the Purchaser Sample Closing Statement; provided that there shall be excluded from such calculation any Purchased Assets (regardless of the time of day at which the Closing occurs), the Purchaser Parent Retained Liabilities, all assets or Liabilities in respect of Income Taxes (whether current, deferred, or contingent), any amounts included in the calculation of Purchaser Net Cash, the proceeds, payments or consideration paid or payable to Purchaser Parent or any of its Affiliates (including Purchaser and its Subsidiaries)

as a result of any action taken (or agreed to be taken) by Seller Parent, Purchaser Parent, Purchaser or any of their respective Affiliates pursuant to Section 6.3, any intercompany accounts or other Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing, including pursuant to Section 6.7, and any intercompany receivables and intercompany payables, and other intercompany Liabilities, solely between or among Purchaser (or any of its Subsidiaries) and any of its Subsidiaries.

“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.

“Real Property Leases” has the meaning set forth in Section 2.1(c).

“Records” means (a) all current and historical books, records, reports and other documents and information that pertain to business plans, budgets, financial and accounting data, brand insights and research, Business IP, vendors, manufacturing, customers, research and development of the Products, invoices, marketing and advertising operations, policies, procedures, techniques, systems, employee handbooks or manuals, training materials, operating manuals and documentation, and production manuals and documentation, in each case, in any form or medium, but in each case excluding personnel files and Seller Combined Tax Returns and (b) Registration Information (including in relation to pending applications for Product Registrations and Manufacturing Registrations).

“Registered IP” has the meaning set forth in Section 4.13(a).

“Registered Business IP” has the meaning set forth in Section 4.13(a).

“Registered Purchaser IP” has the meaning set forth in Section 5.14(a).

“Registration Information” means copies of the Product Registrations and Manufacturing Registrations and any existing files Related to the Product Registrations and Manufacturing Registrations in the possession of the relevant Seller.

“Regulatory Action” has the meaning set forth in Section 6.3(c)(iv).

“Related to the Business” or “Relating to the Business” means primarily relating to, primarily held for use with, or primarily used in connection with the Business.

“Related to the Purchaser Business” or “Relating to the Purchaser Business” means primarily relating to, primarily held for use with, or primarily used in connection with the Purchaser Business.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching into the environment, including ambient air, indoor air, sediments, drinking water, water, surface or subsurface strata or groundwater, including the movement of Hazardous Materials through or in the indoor or outdoor air, soil, surface water, groundwater or property.

“Remedial Action” means any action required by a Governmental Authority or Governmental Order or pursuant to Environmental Law to clean up or remediate soil, sediments, air, building materials, drinking water, surface water, groundwater or other environmental media in response to a Release or presence of Hazardous Materials, including any associated action taken to investigate, monitor, assess and evaluate the extent and severity of any such Release, action taken to remediate any such Release, post-remediation monitoring of any such Release, and preparation of all reports, studies, analyses or other documents relating to the foregoing. “Remedial Action” also refers to any Action relating to any of the above, including the negotiation and execution of judicial or administrative consent decrees, or defending claims brought by any Governmental Authority or any other Person, whether such claims are equitable or legal in nature, relating to the relevant cleanup or remediation in response to the relevant Release or presence of Hazardous Materials and associated actions.

“Remediation Completion Date” means the date that (a) the Governmental Authority with jurisdiction over a Remedial Action issues a written notice indicating that no further action, other than operation and maintenance of institutional or engineering controls is required, or (b) if, after requesting in writing such a notice from such a Governmental Authority, despite the Party responsible for such a Remedial Action having reasonably completed the requirements to obtain such a written notice, no such written notice is issued within 90 days after such Governmental Authority’s receipt of such request or any longer time period granted to such Governmental Authority under the relevant Environmental Law, then the Remediation Completion Date shall mean the date that an engineering firm mutually selected by the Parties and consistently ranked on the list of the Top 200 Environmental Firms published by the Engineering News-Record, and employing an Environmental Professional as defined in 40 CFR Part 312.10 and ASTM E1527-13, concurs that no further action, other than operation and maintenance of institutional or engineering controls, is required.

“Replacement Shared Contract” has the meaning set forth in Section 2.2(d).

“Representatives” means, with respect to any Person, such Person’s Affiliates and any of such Person’s or any of its Affiliates’ directors, officers, managers, partners, employees, counsel, financial advisors, accountants, consultants and other advisors, representatives and agents.

“Resolution Period” has the meaning set forth in Section 2.9(c).

“Restated Purchaser Articles of Association” has the meaning set forth in Section 3.2.

“Restricted Market” means, as applicable under Global Trade Control Laws, the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Sudan, and Syria.

“Restricted Party” means any individual(s) or entity(ies) on any of the following lists (such lists, the “Restricted Party Lists”): the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals List and the Sectoral Sanctions Identifications List, as administered by the U.S. Department of the Treasury Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the entities subject to restrictive measures and the Consolidated List of

Persons, Groups and Entities Subject to E.U. Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; the List of Excluded Individuals / Entities, as published by the U.S. Health and Human Services – Office of Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act; the list of persons and entities suspended or debarred from contracting with the U.S. government; and similar lists of restricted parties maintained by a Governmental Authority of any other jurisdiction in which the Business or the Purchaser Business, as applicable, markets, commercializes, distributes and sells products as of the date of this Agreement or as of the Closing Date.

“Restricted Party Lists” has the meaning set forth in the definition of “Restricted Party.”

“Retained Brands” has the meaning set forth in Section 6.15(a).

“Retained Businesses” mean all businesses of Seller Parent or any of its Subsidiaries (including the Conveyed Subsidiaries and any of their Subsidiaries) other than the Business, including the worldwide business of researching, developing, manufacturing, marketing, commercializing, distributing and selling (a) any products not included in the definition of “Business”, (b) each of the products set forth on Annex D (the “PCH Split Products”), (c) without limiting the foregoing clauses (a) and (b), any pharmaceutical products or pharmaceutical products that have become or may in the future become, in whole or in part, over-the-counter products (other than the products included in the definition of “Business”) and (d) any products set forth on Annex F.

“Retained Environmental Liabilities” has the meaning set forth in Section 2.5(b).

“Retained Facilities” means the manufacturing, office, research and development, and warehouse facilities owned, leased or operated by Seller Parent or any of its Affiliates, other than the Facilities.

“Retained Facilities Environmental Liabilities” has the meaning set forth in Section 2.5(b).

“Retained Liabilities” has the meaning set forth in Section 2.5.

“Retained Names” means (a) the Pfizer trademark, name and brand, (b) the Wyeth trademark, name and brand, (c) all Trademarks owned or used by Seller Parent or any of its Affiliates other than the Business Trademark Rights, and (d) all Trademarks containing, comprising, or related to any of the foregoing, including (i) all Trademarks that are variations or derivatives thereof or confusingly similar thereto, and (ii) all Internet Identifiers and telephone numbers or other alphanumeric addresses or mnemonics containing any of the foregoing. Notwithstanding anything in this Agreement to the contrary, Retained Names expressly includes those Trademarks set forth in Section 1.1(E) of the Seller Disclosure Letter.

“Retained Real Property” shall mean all real property owned, leased or used by Seller Parent or any of its Affiliates, other than the Owned Real Property and the Leased Real Property.

“Retained Subsidiaries” means any Subsidiary of Seller Parent, other than the Conveyed Subsidiaries and their Subsidiaries.

“Review Period” has the meaning set forth in Section 2.9(b).

“Safety Data Exchange Agreement” has the meaning set forth in Section 6.14(a).

“Sale” has the meaning set forth in Section 2.6.

“Sample Closing Statement” means the calculation set forth on Annex B-2, in a manner consistent with the Accounting Principles, for illustrative purposes only, of the Business Working Capital and the Business Net Cash, in each case, as of December 31, 2017, including the line items to be included as assets and liabilities in the calculation of the Business Working Capital.

“Sample Purchaser Closing Statement” means the calculation set forth on Annex B-4, in a manner consistent with the Purchaser Accounting Principles, for illustrative purposes only, of the Purchaser Working Capital and the Purchaser Net Cash, in each case, as of December 31, 2017, including the line items to be included as assets and liabilities in the calculation of the Purchaser Working Capital.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Account” means the bank account or accounts specified by Seller Parent in writing to the other Parties at least two (2) Business Days before the Closing Date.

“Seller Accrued Income Taxes” means an amount (not less than zero) equal to the aggregate current Income Tax liabilities of the Conveyed Subsidiaries and their Subsidiaries (which shall not be less than zero in any jurisdiction) for all taxable periods (or portions thereof) ending on or before the Closing Date for which final Tax Returns have not been filed. The calculation of Seller Accrued Income Taxes shall (i) exclude any deferred Tax liabilities or deferred Tax assets and any amounts in respect of speculative or contingent liabilities for Tax, (ii) include estimated (or other prepaid) Income Tax payments only to the extent that such payments have the effect of reducing (not below zero) the particular current Income Tax liability in respect of which such payments were made, (iii) include Income Tax deductions or Tax refunds (including for overpayments of estimated Taxes), in each case, only to the extent such deductions or Tax refunds have the effect of reducing (not below zero) a particular current Income Tax liability to which they are relevant, (iv) be prepared in accordance with the past practice (including reporting positions and accounting methods) of the applicable Conveyed Subsidiary or its applicable Subsidiary in preparing Tax Returns for Income Taxes and (v) in the case of a Straddle Period, be determined in accordance with Section 6.5(d)(iii).

“Seller Cash Incentive Plan” has the meaning set forth in Section 6.6(c)(v).

“Seller Closing Bonus” has the meaning set forth in Section 6.6(c)(v).

“Seller Combined Tax Returns” has the meaning set forth in Section 6.5(a)(i).

“Seller Current Representation” has the meaning set forth in Section 10.17(a).

“Seller DC Plans (non-U.S.)” has the meaning set forth in Section 6.6(g)(i).

“Seller DC Plans (U.S.)” has the meaning set forth in Section 6.6(f)(i).

“Seller Designated Person” has the meaning set forth in Section 10.17(a).

“Seller Disclosure Letter” means the disclosure letter that Seller Parent has delivered to Purchaser as of the date of this Agreement.

“Seller Facilities” has the meaning set forth in Section 4.14(d).

“Seller FSA Plan” has the meaning set forth in Section 6.6(i).

“Seller Group Plan” means any employee benefit plan as defined in Section 3(3) of ERISA and any other material written fringe benefit, incentive, bonus, employment, retention, change in control, termination or severance plan, program, fund, agreement or arrangement, whether or not subject to ERISA, maintained (or contributed to or required to be contributed to) by any Seller or any Conveyed Subsidiary (or Subsidiary thereof), or any of their respective Affiliates, in which any Business Employee (U.S.) or Former Business Employee (U.S.) participates or is a party.

“Seller Indemnifiable Tax Return” has the meaning set forth in Section 6.5(a)(ii).

“Seller Indemnified Taxes” has the meaning set forth in Section 6.5(d)(i).

“Seller Internal Restructurings” has the meaning set forth in Section 6.5(f)(i).

“Seller LTD Plan” has the meaning set forth in Section 6.6(b)(iv).

“Seller Parent” has the meaning set forth in the preamble of this Agreement.

“Seller Parent Equity Awards” has the meaning set forth in Section 6.6(c)(vi).

“Seller Parent Final Plan” has the meaning set forth in Section 6.5(f)(iii).

“Seller Parent Guarantees” means all obligations of Seller Parent or any of the Retained Subsidiaries under any Contract, instrument or other commitment, obligation or arrangement (other than Seller Parent LCs) or other obligation in existence as of the Closing Date to the extent related to the Business for which Seller Parent or any of the Retained Subsidiaries is or may be liable, as guarantor, indemnitor, original tenant, primary obligor, Person required to provide financial support or collateral in any form whatsoever, or otherwise (including by reason of performance guarantees).

“Seller Parent Indemnified Parties” has the meaning set forth in Section 7.1(b).

“Seller Parent LCs” means all letters of credit issued by or for the account of Seller Parent or the Retained Subsidiaries on behalf of or in favor of any Conveyed Subsidiary, any of their Subsidiaries or the Business, and all obligations (including reimbursement obligations) of Seller Parent or the Retained Subsidiaries in respect of the foregoing.

“Seller Parent Related Party Contract” means any Contract between a Conveyed Subsidiary or any of their Subsidiaries, on the one hand, and Seller Parent or its Subsidiaries (other than the Conveyed Subsidiaries or any of their Subsidiaries), on the other hand.

“Seller Pension Plans” has the meaning set forth in Section 6.6(e)(i).

“Seller Privileged Communications” has the meaning set forth in Section 10.17(c).

“Seller Retained Plan” means each Seller Group Plan and Foreign Seller Group Plan that is not a Conveyed Subsidiary Plan.

“Seller Retained Severance Liabilities” has the meaning set forth in Section 6.6(c)(ii).

“Seller Retention Awards” has the meaning set forth in Section 6.6(j).

“Seller Retiree Medical Plans” has the meaning set forth in Section 6.6(h).

“Seller Tax Act” has the meaning set forth in Section 6.5(d)(ii).

“Seller Transaction Expenses” means any outside counsel, investment banking, accounting, financial advisory and other advisory costs, fees and expenses incurred by Seller Parent or any of its Subsidiaries (including the Conveyed Subsidiaries and any of their Subsidiaries) at or prior to the Closing specifically in connection with the Strategic Process conducted by Seller Parent or the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Seller Internal Restructurings, other than costs, fees and expenses for which Purchaser or its Affiliates expressly has responsibility (including pursuant to payment, reimbursement, indemnification or other similar obligations set forth herein) pursuant to the terms of this Agreement.

“Sellers” means (i) Seller Parent and (ii) all of the Subsidiaries of Seller Parent that, as of immediately prior to the Closing, own any Purchased Assets.

“Shared Contract” means any Contract, sales order, purchase order, instrument or other commitment, obligation or arrangement entered into prior to the date hereof (or entered into prior to the Closing in accordance with this Agreement) that is between Seller Parent or any of its Subsidiaries (including the Conveyed Subsidiaries and their Subsidiaries), on the one hand, and one or more third parties, on the other hand, that inures to the benefit or burden of both the Business and any Retained Business, other than any enterprise-wide Contracts, Contracts with respect to Off-the-Shelf Software, Seller Group Plans, Foreign Seller Group Plans, Collective Bargaining Agreements and any agreement or grant with any Taxing Authority; provided that any such Contract that provides only de minimis assets or services to the Business or the Retained Businesses, as the case may be, shall not be deemed to be a Shared Contract for purposes hereof.

“Shared Contractual Liabilities” means Liabilities in respect of Shared Contracts.

“Shares” has the meaning set forth in Section 2.1(a).

“Software” means (a) computer programs, including software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) documentation, user manuals, and training manuals documenting the functionality or use of any of the foregoing.

“Specified Records” has the meaning set forth in Section 2.1(j).

“Straddle Period” has the meaning set forth in Section 6.5(a)(ii).

“Straddle Period Tax Returns” has the meaning set forth in Section 6.5(a)(ii).

“Strategic Process” means all matters, whether occurring before or after the date of this Agreement, relating to the review of strategic alternatives with respect to the Business, including the potential sale or other separation of the Business, and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the potential sale of the Business or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Ancillary Agreements, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“Subsequent Loss” has the meaning set forth in Section 6.5(b).

“Subsidiary” means an entity as to which Seller Parent, Purchaser Parent or Purchaser or any other relevant entity, as the case may be, owns as of the date of determination, directly or indirectly, more than fifty percent (50%) of the voting power or other similar interests. Any Person which comes within this definition as of the date of this Agreement but thereafter fails to meet such definition shall from and after such time not be deemed to be a Subsidiary of Seller Parent, Purchaser Parent or Purchaser or any other relevant entity, as the case may be. Similarly, any Person which does not come within such definition as of the date of this Agreement but which thereafter meets such definition shall from and after such time be deemed to be a Subsidiary of Seller Parent, Purchaser Parent or Purchaser or any other relevant entity, as the case may be.

“Target Business Net Cash” means [***].

“Target Business Working Capital” means [***].

“Target Purchaser Net Cash” means [***].

“Target Purchaser Working Capital” means [***].

“Tax Asset” means any Tax Item that could reduce a Tax otherwise payable, including a net operating loss, net capital loss, general business credit, foreign Tax credit, investment credit, research or experimentation credit, charitable deduction or credit related to alternative minimum Tax or other Tax credit.

“Tax Benefit” means the Tax effect of any Tax Item that decreases Taxes paid or payable, including any interest with respect thereto or interest that would have been payable but for such item. For purposes of determining the amount and timing of any Tax Benefit, the recipient of the Tax Benefit shall be deemed to realize or utilize any Tax Benefit as and when such recipient actually receives such Tax Benefit in the form of a reduction in the amount of Taxes that would otherwise be payable, including as a credit against estimated Taxes, or actually receives such Tax Benefit in the form of a cash refund, with the amount of such Tax Benefit being determined on a “with and without” basis taking the Tax Item into account by treating it as the last item available in computing taxable income and as having been used after any other Tax attribute, and such Tax Benefit shall be determined net of any Tax detriments (including reduction of Tax basis of any asset) attributable to any Loss generating the Tax Item giving rise to such Tax Benefit.

“Tax Claim” has the meaning set forth in Section 6.5(e)(i).

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” means any audit, inquiry, examination, contest, litigation or other Action by, with, or against any Taxing Authority.

“Tax Return” means any return, report, declaration, information return, statement or other document filed or required to be filed with any Taxing Authority (including any schedule or attachment thereto and any amendment thereof), in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Taxes” means all taxes, charges, duties, imposts, fees, levies and other assessments of any kind whatsoever, whether or not disputed, including income, alternative or add-on minimum, gross receipts, estimated, capital stock, excise, real or personal property, sales or use, value added, goods and services, registration, windfall, profits, excess profits, documentary, ad valorem, intangibles, license, withholding (with respect to compensation or otherwise), payroll, employment, workers’ compensation, unemployment compensation, premium, occupancy, disability, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Authority, and including any interest, penalties and additions attributable thereto.

“Taxing Authority” means any Governmental Authority responsible for the imposition, regulation, collection or administration of any Taxes.

“Termination Expenses” has the meaning set forth in Section 6.6(c)(ii).

“Third Party Claim” has the meaning set forth in Section 7.3(a).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transfer of Undertakings Laws” means (a) the Council of the European Union Directive 2001/23/EC of March 21, 2001 on the approximation of the Laws of the member states of the European Union relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses and/or local implementing legislation both as amended from time to time or (b) any similar or equivalent Laws applicable in jurisdictions outside of the European Union providing for an automatic transfer of employment or employer substation.

“Transfer Taxes” means any federal, state, county, local, foreign and other sales, bulk sales, use, transfer, real property transfer, excise, license, privilege, gross receipts, conveyance, documentary transfer, stamp, land, customs, recording, registration or other similar Tax (including any notarial fee), but excluding any VAT, imposed in connection with, or otherwise relating to, the transactions contemplated by this Agreement or the recording of any sale, transfer, conveyance or assignment of property (or any interest therein) effected pursuant to or contemplated by this Agreement.

“Transferred Employee (non-U.S.)” has the meaning set forth in Section 6.6(b)(v).

“Transferred Employee (U.S.)” has the meaning set forth in Section 6.6(b)(v).

“Transferred Employees” has the meaning set forth in Section 6.6(b)(v).

“Transferred FSA Balances” has the meaning set forth in Section 6.6(i).

“Transferred Pension Plan Employees” has the meaning set forth in Section 6.6(e)(i).

“Transition Plan” has the meaning set forth in Section 6.4(c).

“Transition Services Agreement” has the meaning set forth in Section 6.14(a).

“Transition Team” has the meaning set forth in Section 6.4(b).

“Transitional Trademark License Agreement” has the meaning set forth in Section 6.14(a).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“TUL Employee” has the meaning set forth in Section 6.6(b)(ii).

“UKLA” means the United Kingdom Listing Authority.

“United States” means the United States of America, including its territories and possessions.

“VAT” means goods and services Tax, value added Tax and other similar transactional indirect Taxes (but excluding transfer Tax, stamp duty and other similar Taxes).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar Law.

Section 1.2 Interpretation. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole, including all Annexes, Exhibits and Schedules, and not to any particular provision of this Agreement and the words “date hereof” refer to the date of this Agreement. The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The terms “dollars” and “$” mean U.S. dollars. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. When a reference is made in this Agreement to an Article, a Section, an Annex, an Exhibit or a Schedule, such reference shall be to an Article or a Section of, or an Annex, an Exhibit or a Schedule to, this Agreement unless otherwise indicated. Any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date. Any reference to “writing” or comparable expressions includes a reference to facsimile transmission, e-mail or comparable means of communication. Where used with respect to information, the phrases “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives, including material that has been posted in the “data room” (virtual or otherwise) established by a Party two (2) Business Days prior to the date hereof (or the Closing Date, but only in the case of information required to be delivered or made available under this Agreement prior to the Closing Date). The term “disclosed,” when used in reference to information disclosed to Purchaser Parent or Purchaser, shall be understood to include (but not be limited to) all disclosures contained in the Seller Disclosure Letter and all written information as shared over e-mail or otherwise included in Seller Parent’s virtual data room made available to Purchaser Parent or its Affiliates or Representatives (including in any confidential information memorandum) two (2) Business Days prior to the date hereof (or the Closing Date, but only in the case of information required to be disclosed under this Agreement prior to the Closing Date), and when used in reference to information disclosed to Seller Parent, shall be understood to include (but not be limited to) all disclosures contained in the Purchaser Parent Disclosure Letter and all written information as shared over e-mail or otherwise included in Purchaser Parent’s virtual data room made available to Seller Parent or its Affiliates or Representatives (including in any confidential information memorandum) two (2) Business Days prior to the date hereof (or the Closing Date, but only in the case of information required to be disclosed under this Agreement prior to the Closing Date). Reference to “day” or “days” are to calendar days. When calculating the period of time before which, within which or following which any act is to be done or step taken (or not taken) pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, except that if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Amounts used in any calculations for purposes of this Agreement, the Ancillary Agreements or any other document delivered in connection herewith may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller Parent shall, and shall cause the other Sellers to, sell, convey, assign and transfer to Purchaser or the applicable Purchaser Designated Affiliates, and Purchaser shall or shall cause the applicable Purchaser Designated Affiliates to purchase, acquire and accept, all of Seller Parent’s and its Subsidiaries’ right, title and interest, free and clear of all Liens other than Permitted Liens, as at the Closing in the following (collectively, the “Purchased Assets”):

(a) the equity interests in the Conveyed Subsidiaries (collectively, the “Shares”);

(b) the real property that is set forth in Section 2.1(b) of the Seller Disclosure Letter (collectively, the “Owned Real Property”) and the Facilities (including the related improvements and fixtures), and all easements and other rights and interests appurtenant thereto;

(c) the real property leases, subleases, licenses and occupancy arrangements that are set forth in Section 2.1(c) of the Seller Disclosure Letter (collectively, the “Real Property Leases” and the real property related to such Real Property Leases, the “Leased Real Property”), including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Sellers thereunder;

(d) (i) other than Information Systems (which are the subject of clauses (ii) and (iii)), the owned and leased furniture, equipment, fixtures, machinery, supplies, spare parts, tools, tangible personal property and other tangible property (A) that is Related to the Business and located at a Facility, except as set forth on Section 2.3(a)(xx) of the Seller Disclosure Letter, or (B) set forth on Section 2.1(d)(i)(B) of the Seller Disclosure Letter, (ii) personal computers and vehicles primarily used by the Transferred Employees in respect of the Business (the assets described in the foregoing clauses (i) and (ii), collectively, the “Equipment”), (iii) Business IT Systems, and (iv) any leases relating to such Equipment or Business IT Systems (the “Equipment Leases”);

(e) Contracts, sales orders, purchase orders, instruments and other commitments, obligations and arrangements (i) to which Seller Parent or any of its Subsidiaries is a party and that are related solely to the Business, a Purchased Asset or an Assumed Liability, or (ii) that constitute a Shared Contract, but only the portion of such Shared Contract related to the Business (collectively, the “Assumed Contracts”);

(f) all Inventory and samples of any Product;

(g) all Business IP, including the right to sue and recover and retain damages for past, present and future infringement or misappropriation of or other violation of any Business IP and all corresponding rights that, now or hereafter, may be secured throughout the world with respect to any Business IP, but for clarity excluding all Retained Names;

(h) all Registration Information (including in relation to pending applications for Product Registrations and Manufacturing Registrations) Related to the Business;

(i) all Governmental Authorizations, including Product Registrations, Manufacturing Registrations and Environmental Permits, that are owned, used or licensed (subject to the terms of such licenses) and Related to the Business;

(j) without duplication, (A) all Records Relating to the Business (including any applicable attorney-client privilege, attorney work product protection and expectation of client privilege attaching to any such Record), other than the Records set forth on Section 2.1(j) of the Seller Disclosure Letter (the “Specified Records”); provided that the Sellers and their Affiliates may retain one (1) copy of each of the foregoing pursuant to Section 6.8 and remove or redact the names of any customers or vendors from such lists to the extent such customers or vendors relate solely to the Retained Businesses, (B) copies of (x) the portions of all Records that relate to, but do not primarily relate to, the Business and (y) the Specified Records, and (C) the corporate books and records (including Tax Returns other than any Seller Combined Tax Returns) of the Conveyed Subsidiaries and their Subsidiaries to the extent related to the Business; provided, further, that in each case of clauses (A)-(C), Seller Parent may redact or remove any information not related to the Business;

(k) all accounts receivable and all other assets, in each case included in the calculation of Final Business Working Capital, and all Cash Equivalents included in the calculation of Final Business Net Cash;

(l) the goodwill Relating to the Business, together with the right to represent to third parties that Purchaser is the successor to the Business;

(m) all claims, defenses, causes of action, counterclaims and rights of set-off against third parties (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) relating primarily to the Business, a Purchased Asset or an Assumed Liability;

(n) all credits, prepaid expenses, rebates, deferred charges, advance payments, security deposits and other deposits or amounts held as surety by third Persons and prepaid items, in each case Related to the Business or primarily related to a Purchased Asset or an Assumed Liability and included in the calculation of Final Business Working Capital or Final Business Net Cash;

(o) the amount of any insurance proceeds, recoveries or refunds (net of any reasonable costs of investigating and pursuing the underlying claim and of collection and any Taxes imposed in respect thereof) received by Seller Parent or any of its Affiliates under the Insurance Policies after the date hereof in respect of any Loss prior to the Closing in respect of any Purchased Asset or Assumed Liability to the extent Purchaser does not otherwise receive the benefit thereof (including through application of such proceeds) and except to the extent the related Liabilities are included in the calculation of Final Business Working Capital or Final Business Net Cash;

(p) the assets of all Conveyed Subsidiary Plans and the assets transferred to Purchaser and the Purchaser Designated Affiliates pursuant to Section 6.6;

(q) the assets set forth in Section 2.1(q) of the Seller Disclosure Letter;

(r) to the extent legally transferable, all third-party warranties, indemnities, further assurance and other similar covenants, and guarantees to the extent relating to any of the Equipment, Inventory, other Purchased Assets and Assumed Liabilities; and

(s) any other assets, properties or rights in each case Relating to the Business, other than those assets specifically identified as Excluded Assets in clauses (i) through (xx) of Section 2.3(a).

Notwithstanding anything else herein to the contrary, (i) any assets, properties or rights of any Conveyed Subsidiary (or Subsidiary thereof) that constitute Purchased Assets hereunder shall be deemed Purchased Assets for all purposes of this Agreement (including Article VII), except to the extent any such asset, property or right otherwise would be an Excluded Asset had it not been an asset, property or right of such Conveyed Subsidiary or Subsidiary (and instead an asset, right, or property of Seller Parent or any of its Affiliates (other than a Conveyed Subsidiary (or a Subsidiary thereof))) (a “Conveyed Subsidiary Excluded Asset”), (ii) any Conveyed Subsidiary Excluded Asset shall be deemed an Excluded Asset for all purposes of this Agreement (including Article VII) and Seller Parent shall use commercially reasonable efforts to transfer such Conveyed Subsidiary Excluded Asset, subject to obtaining required consents and Approvals, out of the relevant Conveyed Subsidiary (or Subsidiary thereof) on or prior to the Closing, or thereafter in accordance with Section 6.22, and (iii) any Liability of any Conveyed Subsidiary (or Subsidiary thereof) that otherwise would be a Retained Liability had it not been a Liability of such Conveyed Subsidiary or Subsidiary (and instead a Liability of Seller Parent or any of its Affiliates (other than a Conveyed Subsidiary (or a Subsidiary thereof))) shall be deemed a Retained Liability for all purposes of this Agreement (including Article VII) and Seller Parent shall use commercially reasonable efforts to transfer such Retained Liability, subject to obtaining required consents and Approvals, out of such Conveyed Subsidiary (or Subsidiary thereof) on or prior to the Closing, or thereafter in compliance with Section 6.22. The transfer of assets, properties and rights of any Conveyed Subsidiaries (or any Subsidiary thereof) deemed a Purchased Asset shall be effected solely by virtue of the transfer of the Sellers’ right, title and interest in the Shares and not through the direct transfer of such assets, properties or rights, and Seller Parent and its Subsidiaries shall not be required to transfer any such assets, properties or rights of the Conveyed Subsidiaries and their Subsidiaries other than through the transfer of the Sellers’ right, title and interest in the Shares.

Section 2.2 Consents; Shared Contracts.

(a) Notwithstanding any other provision of this Agreement, neither this Agreement nor any Ancillary Agreement shall constitute an agreement to, directly or indirectly, sell, convey, assign, transfer or deliver any interest in any Purchased Asset (other than the Shares) or any right or benefit arising thereunder or resulting therefrom if such sale, conveyance, assignment, transfer or delivery, or the purchase or assumption thereof by Purchaser or the applicable Purchaser Designated Affiliates, without the consent or Approval of any Person(s) (including consents or Approvals of any Governmental Authorities), or otherwise, (i) would constitute a breach or other contravention of the rights of such Person(s), (ii) would be ineffective under, or contravene, applicable Law or (iii) would result in the termination, cancellation or acceleration of any material right or obligation of, or result in the loss of any material benefit of, or otherwise adversely affect in any material respect the contractual rights of, the Sellers or any of their Affiliates, or upon transfer, Purchaser or the applicable Purchaser Designated Affiliates; provided, however, that the Parties shall treat Purchaser or the applicable Purchaser Designated Affiliate, as the case may be, as the owner of any such Purchased Asset (and of (x) any portion of any Shared Contract that relates to and is allocated to the Business and the benefits and burdens of which are to be transferred to Purchaser or a Purchaser Designated Affiliate, as the case may be, pursuant to Section 2.2(d) and (y) any Delayed Business) to the fullest extent permitted by applicable Law for all purposes as of the Closing Date. Without limiting the foregoing, if any direct or indirect sale, conveyance, assignment, transfer or delivery, or any agreement to do the same, by the Sellers of, or any direct or indirect purchase or assumption by Purchaser or any Purchaser Designated Affiliate of, any interest in any Purchased Asset or any right or benefit arising thereunder or resulting therefrom, requires the consent or Approval of any Person(s) (including consents or Approvals of any Governmental Authorities), then such sale, conveyance, assignment, transfer, delivery, agreement, purchase or assumption shall be made subject to (and shall only be effective upon) such consent or Approval being obtained and the remainder of this Section.

(b) Each of Seller Parent, Purchaser Parent and Purchaser shall, and shall cause its Affiliates to, use their reasonable best efforts to obtain all consents or Approvals referred to in Section 2.2(a) (other than from Governmental Authorities under applicable Law, which are the subject of Section 6.3 and Section 6.4, and with respect to the Purchaser Parent Shareholder Approval, which is the subject of Section 6.24), including by executing, acknowledging and delivering such assignments, transfers, consents, assumptions, and other agreements, documents and instruments and taking such other actions as may reasonably be requested by the other Party in order to carry out the intent of this Agreement and any Ancillary Agreements and in order to convey and transfer to, and vest in, Purchaser and the applicable Purchaser Designated Affiliates, the Sellers’ right, title and interest in the Purchased Assets and to effectuate the assumption by Purchaser of the Assumed Liabilities, as contemplated by this Agreement, the Local Implementing Agreements and the transactions contemplated hereby and thereby; provided that except as otherwise expressly provided by this Agreement or any Ancillary Agreement, none of Seller Parent, Purchaser Parent or Purchaser or any of their respective Affiliates shall be required to expend any money or commence any litigation, or offer or grant any accommodation (financial or otherwise) to obtain any such consent or Approval. Purchaser Parent and Purchaser agree to provide such reasonable security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Person(s) whose consent or Approval is sought in connection with the transactions contemplated hereby. If any consent or Approval referred to in Section 2.2(a) is not obtained prior to the Closing, subject to Article VIII, the Closing shall nonetheless take place, and (i) for a period of up to twenty-four (24) months following the Closing Date or until such earlier time as such consent or Approval is obtained, in the case of consents or Approvals other than those required from Governmental Authorities under applicable Law, and (ii) until (A) the earliest to occur of (x) thirty-six (36) months following the Closing Date, (y) the completion of a Listing Transaction (as defined in the Purchaser Shareholders Agreement) or (z) such time as such consent or Approval is obtained, in the case of consents or Approvals from Governmental Authorities under applicable Law other than Antitrust Laws or (B) the Delayed Business Cut-Off Date, in the case of any Delayed Business subject to a Delayed Antitrust Approval, Seller Parent shall use reasonable best efforts to continue to perform its obligations under and comply with the terms of any Purchased Asset, as applicable, upon the direction of Purchaser, in all material respects in the ordinary course of business, and the Parties shall (and shall cause their Affiliates to) use reasonable best efforts to, at no cost to the Sellers or their Affiliates, (x) in the case of consents or Approvals other than those required from Governmental Authorities under applicable Law (which are the subject of Section 6.3 and Section 6.4), obtain such consents or Approvals, subject to and in accordance with the first sentence of this Section 2.2(b) and (y) obtain or structure an arrangement for Purchaser or such Purchaser Designated Affiliates to receive (or for the Sellers and their Affiliates to enforce for the benefit of Purchaser or such Purchaser Designated Affiliates), whether by license, sub-license, sub-assignment, or by other means, the economic and operational claims, rights and benefits of ownership of such Purchased Assets (including any Delayed Business), including the net profits from the operation or subsequent sale of such Purchased Assets (including any Delayed Business), and including the right to manage and control such Purchased Assets and direct the exercise of voting rights associated with any Purchased Assets that are Shares or, if such arrangement is not made, to agree to such other good faith equitable result; provided that the Sellers and their Affiliates shall not be required to take any action that would, in the good-faith reasonable judgment of the Sellers, constitute a breach or other contravention of the rights of any Person(s), be ineffective under, or contravene, applicable Law (but only to the extent enforceable against Seller Parent or any of its Affiliates) or result in the termination, cancellation or acceleration of any material right or obligation of, or result in the loss of any material benefit of, or otherwise adversely affect in any material respect the contractual rights of, the Sellers or any of their Affiliates. To the extent Seller Parent is not permitted under applicable Law to obtain or structure an arrangement for Purchaser or such Purchaser Designated Affiliates to receive (or for the Sellers and their Affiliates to enforce for the benefit of Purchaser or such Purchaser Designated Affiliates) the economic and operational claims, rights and benefits of ownership of such Purchased Assets (including any Delayed Business), Seller Parent shall use reasonable best efforts to segregate any net profits associated with the ownership of such Purchased Assets (including any Delayed Business) in an account for Purchaser’s benefit, such funds to be released as promptly as practicable once permitted under applicable Law. Purchaser shall indemnify and hold harmless the Sellers and the Seller Parent Indemnified Parties for and against all burdens (including losses from the operation or subsequent sale of such Purchased Assets (including any Delayed Business)) and Liabilities arising out of or relating to each such arrangement or the ownership of the underlying Purchased Asset (including any Delayed Business), and any risk of loss or damage to such Purchased Asset (including any Delayed Business), and shall be responsible for all Assumed Liabilities related thereto in accordance with this Agreement (without limiting any express indemnification obligations of Seller Parent set forth in Section 7.1). Without limiting Section 6.3(f), upon obtaining the requisite consents and Approvals following the Closing, any such Purchased Asset shall be transferred and assigned to, and accepted and assumed by, Purchaser and the applicable Purchaser Designated Affiliates hereunder. The obligations of the Parties pursuant to Section 6.3 shall be in addition to this Section 2.2(b), and in the event of any conflict between this Section 2.2(b) and Section 6.3, Section 6.3 shall control. Without limiting Section 2.2(a) or Section 6.3(f)(i), notwithstanding the fact that any applicable consent or Approval referred to in Section 2.2(a) is not obtained prior to the Closing (including any consent or Approval required to transfer an interest in a Purchased Asset to which an Assumed Liability relates), each of the assets, properties and rights described in Section 2.1 shall be deemed to be Purchased Assets under this Agreement and each of the Liabilities described in Section 2.4 shall be deemed to be Assumed Liabilities under this Agreement.

(c) Purchaser Parent and Purchaser acknowledge that certain consents or Approvals of or related to the transactions contemplated by this Agreement may be required from certain Persons (including Governmental Authorities) with respect to the Purchased Assets, and the sale, conveyance, assignment, transfer, delivery, purchase or assumption of any interest therein, and that such consents and Approvals may not be obtained. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser Parent and Purchaser agree that the Sellers and their Affiliates shall not have any Liability whatsoever arising out of or relating to the failure to obtain any consents or Approvals that may have been or may be required in connection with or related to the transactions contemplated by this Agreement or because of any default under, or acceleration or termination of or loss of any benefit under, any Real Property Lease, Equipment Lease, Contract, sales order, purchase order, instrument or other commitment, obligation or arrangement, Product Registration, Manufacturing Registration, Environmental Permit, Governmental Authorization or any claim, right or benefit arising under or from any Purchased Asset, as a result thereof, except in the case of a breach by Seller Parent of its express covenants, agreements, obligations, representations or warranties set forth in this Agreement related thereto. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser Parent and Purchaser expressly acknowledge and agree that (other than the conditions expressly set forth in Sections 8.1(a) and 8.1(b)) in no event shall the receipt of any such consents and Approvals be a condition to the obligations of Purchaser Parent or Purchaser to consummate the Sale and the other transactions contemplated by this Agreement, and Purchaser Parent and Purchaser reaffirm their respective obligations to consummate the Sale and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Sections 8.1 and 8.2, irrespective and independent of whether any such consents or Approvals are obtained.

(d) Except as otherwise agreed by Seller Parent and Purchaser Parent or as otherwise provided in this Agreement or an Ancillary Agreement, and except with respect to any Shared Contracts that relate to services to be provided under the Transition Services Agreement, and without limiting the other provisions of this Section 2.2, to the extent reasonably requested by Purchaser (i) Seller Parent, Purchaser Parent and Purchaser shall, and shall cause their respective

Affiliates to, reasonably cooperate and use their reasonable best efforts (at Purchaser’s cost) to obtain the consent and agreement of the third party that is a counterparty to any Shared Contract to enter into a new Contract with Purchaser or the applicable Purchaser Designated Affiliate (or a Conveyed Subsidiary or its Subsidiary) or to assign or transfer, to the extent assignable or transferable under the terms of such Shared Contract, to Purchaser or the applicable Purchaser Designated Affiliate (or a Conveyed Subsidiary or its Subsidiary) the portion of such Shared Contract (and the rights, benefits, obligations and burdens thereunder) that relates to the Business, pursuant to which Purchaser or the applicable Purchaser Designated Affiliate (or a Conveyed Subsidiary or its Subsidiary) receives the rights and benefits, and bears the obligations and burdens, of such portion of any such Shared Contract that relates to and is allocated to the Business, as reasonably agreed by Seller Parent and Purchaser, in each case effective as of the Closing Date (each, a “Replacement Shared Contract”), unless such Shared Contract relates to a Delayed Business, in which case effective as of the date of transfer of such Delayed Business to Purchaser or the applicable Purchaser Designated Affiliate; provided that the failure to obtain such consent or agreement or such Replacement Shared Contract shall in no event be deemed a breach of this Agreement by Seller Parent or any of its Affiliates, except in the case of a breach by Seller Parent of its express covenants, agreements, obligations, representations or warranties set forth in this Agreement related thereto, and (ii) to the extent such a Replacement Shared Contract is not obtained, until the earlier of twenty-four (24) months following the Closing Date and the expiration or termination date of the applicable Shared Contract (assuming, for these purposes, that the then-current term in effect as of immediately prior to the Closing is not renewed or extended), the Parties shall (and shall cause their Affiliates to) use reasonable best efforts to, at Purchaser’s cost, obtain or structure an arrangement for Purchaser or the applicable Purchaser Designated Affiliates to receive the rights and benefits, and bear the obligations and burdens, of such portion of any such Shared Contract that relates to and is allocated to the Business, as reasonably agreed by Seller Parent and Purchaser; provided that in the case of each of clauses (i) and (ii), the Sellers, Purchaser Parent and Purchaser and their respective Affiliates shall not be required to take any action that would, in the good-faith reasonable judgment of the Sellers or Purchaser, constitute a breach or other contravention of the rights of any Person(s), be ineffective under, or contravene, applicable Law or any such Shared Contract or result in the termination, cancellation or acceleration of any material right or obligation of, or result in the loss of any material benefit of, or otherwise adversely affect in any material respect the contractual rights of, the Sellers, Purchaser or any of their respective Affiliates. Purchaser shall indemnify and hold harmless the Sellers and the Seller Parent Indemnified Parties for and against all burdens and Liabilities arising out of any Replacement Shared Contract, each such arrangement referred to in this Section 2.2(d) and the portion of any Shared Contract that is subject to any such arrangement (other than Shared Contractual Liabilities allocated to Seller Parent in accordance with the following sentence). With respect to Shared Contractual Liabilities pursuant to, under or relating to any Shared Contract, such Shared Contractual Liabilities shall be allocated between Seller Parent and Purchaser as follows: (i) if a Liability is incurred solely in respect of the Business or the Retained Businesses, such Liability shall be allocated to Purchaser (in respect of the Business) or Seller Parent (in respect of the Retained Businesses); and (ii) if a Liability cannot be so allocated under clause (i), such Liability shall be allocated to Seller Parent or Purchaser, as the case may be, based on the relative proportion of total benefit received by the Business and the Retained Businesses under the relevant Shared Contract, as reasonably agreed by Seller Parent and Purchaser. Notwithstanding the foregoing, (A) each of Seller Parent and Purchaser shall be responsible for any or all Liabilities arising from its (or its Affiliates’) direct or indirect breach of any Shared Contract and (B) Purchaser shall be solely responsible for any or all Liabilities arising out of or relating to any Replacement Shared Contract.

(e) To the extent an asset or liability that comprises the business as reflected in the Financial Statements is not a Purchased Asset or an Assumed Liability, the Parties shall work together in good faith to determine whether, consistent with the terms of this Agreement, and if so how best to, transfer the benefit or detriment of such asset or liability to Purchaser.

Section 2.3 Excluded Assets.

(a) Notwithstanding any provision in this Agreement, Purchaser and the Purchaser Designated Affiliates are not purchasing or acquiring any of Seller Parent’s or its Affiliates’ (including the Conveyed Subsidiaries’ or their Subsidiaries’) right, title or interest in any assets, properties or rights other than the Purchased Assets (the “Excluded Assets”), including:

(i) all assets constituting ownership interests in, or that are used or held for use in, the Retained Businesses, other than those assets identified as Purchased Assets in clauses (a) through (s) of Section 2.1;

(ii) all Retained Real Property;

(iii) (A) the Retained Facilities, (A) any owned and leased furniture, equipment, fixtures, machinery, supplies, spare parts, tools, tangible personal property and other tangible property located at the Retained Facilities or not Related to the Business, except as set forth on Section 2.1(d)(i)(B) of the Seller Disclosure Letter, and any personal computers and vehicles that are not primarily used by the Transferred Employees in respect of the Business, (A) the Information Systems of Seller Parent and its Subsidiaries, other than the Business IT Systems and (A) any leases relating to the assets described in the foregoing clauses (B) through (D);

(iv) all legal and beneficial interest in the share capital or equity interest of any Person other than the Conveyed Subsidiaries (and their Subsidiaries), other than those equity interests set forth on Section 2.1(q) of the Seller Disclosure Letter;

(v) all Shared Contracts and all other Contracts, sales orders, purchase orders, instruments and other commitments, obligations and arrangements to which Seller Parent or any of its Affiliates is a party or by which any of its or their properties, assets or rights is subject, in each case other than Assumed Contracts;

(vi) all inventory (including all raw material inventory, work-in-process inventory, spare parts inventory and finished products inventory) other than the Inventory and any samples of Products;

(vii) the Retained Names and all other Intellectual Property that is not Business IP, including such Intellectual Property licensed to Purchaser under an Ancillary Agreement or otherwise, and including as set forth on Section 2.3(a)(vii) of the Seller Disclosure Letter, and including the right to sue and recover and retain damages for past, present and future infringement or misappropriation or any other violation of any such Intellectual Property;

(viii) all Governmental Authorizations, including product registrations, manufacturing registrations and environmental permits, owned, used or licensed by Seller Parent or any of its Affiliates and not Related to the Business;

(ix) all customer and vendor lists, all advertising, marketing, sales and promotional materials, and business and financial records, books, and documents and other Records, in each case not Related to the Business, and the Specified Records;

(x) all accounts receivable and other current assets and all cash and cash equivalents, checks, money orders, marketable securities, short-term instruments, bank and other depositary accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, funds in time and demand deposits or similar accounts of Seller Parent or any of its Affiliates (including the Conveyed Subsidiaries or any of their Subsidiaries) (other than the accounts receivable and other assets, in each case included in the calculation of the Final Business Working Capital, and the Cash Equivalents included in the calculation of Final Business Net Cash);

(xi) all Tax refunds, Tax credits or other Tax Assets of the Sellers and any refund or credit against Seller Indemnified Taxes to which Seller Parent is entitled pursuant to Section 6.5(c), whether or not derived from the Business and whether or not existing prior to the Closing, but excluding any refunds or credits or other Tax Assets to the extent reflected as an asset on the Final Closing Statement and taken into account in the calculation of (a) the Final Business Working Capital or (b) Seller Accrued Income Taxes (to the extent, with respect to clause (b), offsetting a Tax Liability in such calculation);

(xii) all Seller Combined Tax Returns and all Tax Returns of the Sellers or any of their Affiliates (other than the Conveyed Subsidiaries and their Subsidiaries) that do not relate solely to Purchased Assets or Assumed Liabilities, and in each case any books and records relating thereto;

(xiii) all claims, defenses, causes of action, counterclaims and rights of set-off against third parties (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) other than those identified as Purchased Assets in Section 2.1;

(xiv) all rights of Seller Parent or any of its Affiliates (for clarity, other than, from and after the Closing, the Conveyed Subsidiaries and their Subsidiaries) under this Agreement or the Ancillary Agreements and any documents delivered or received in connection herewith or therewith;

(xv) except as set forth in Section 2.1(o) and subject to Section 6.18, all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(xvi) except as expressly set forth in this Agreement (including Section 2.1(p) and Section 6.6), all assets of any Seller Group Plan or Foreign Seller Group Plan that is not a Conveyed Subsidiary Plan;

(xvii) all corporate-level services (but not the assets related to such services to the extent such assets are Purchased Assets) of the type currently provided to the Business by Seller Parent or any of its Affiliates, and without limiting Seller Parent’s obligations under the Transition Services Agreement;

(xviii) all third-party warranties, indemnities, further assurances and similar covenants and guarantees other than those identified as Purchased Assets in Section 2.1;

(xix) all assets, properties and rights of any Person that are not Related to the Business, including all assets, properties and rights constituting ownership interests in, or that are used or held for use in, or related to, the Retained Businesses, in each case other than those assets, properties or rights identified as Purchased Assets in clauses (a) through (s) of Section 2.1; and

(xx) the assets set forth in Section 2.3(a)(xx) of the Seller Disclosure Letter.

(b) Notwithstanding anything in this Agreement to the contrary but subject to Section 6.5(f), prior to the Closing, Seller Parent shall use commercially reasonable efforts to take (or cause one or more of its Affiliates to take) such action as is necessary, advisable or desirable to transfer the Excluded Assets from the Conveyed Subsidiaries and their Subsidiaries (and, if needed, from the Sellers) to Seller Parent or one or more of its Retained Subsidiaries for such consideration or for no consideration, as may be determined by Seller Parent in its sole discretion, but in compliance with all applicable Laws and as would not result in any material adverse impact to the Purchased Assets or the Business. After the Closing Date, the Parties shall continue to use commercially reasonable efforts to take all actions (and shall cause their Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) to continue to use commercially reasonable efforts to take all actions) reasonably requested by the other Party to effect the provisions of this Section 2.3, including the return of any Excluded Assets for no additional consideration. Any action taken pursuant to this Section 2.3(b) after the Closing Date shall be deemed for purposes of calculating the Business Working Capital and the Business Net Cash pursuant to Section 2.9 to have occurred as of 12:01 a.m. (New York time) on the Closing Date.

Section 2.4 Assumption of Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall (i) assume and, subject to Section 2.5, Section 6.5, Section 6.6 and Article VII, pay, perform, satisfy and discharge any and all Liabilities of the Sellers or any of their Affiliates (including the Conveyed Subsidiaries and their Subsidiaries), whether arising prior to, on or after the Closing, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Business or the Purchased Assets (including the Shares) and (ii) cause the Conveyed Subsidiaries and their Subsidiaries to pay, perform, satisfy and discharge any and all of their respective Liabilities, in each case of the foregoing clauses (i) and (ii), other than Liabilities identified as Retained Liabilities in clauses (a) through (g) of Section 2.5 (all of the foregoing Liabilities being collectively referred to herein as the “Assumed Liabilities”). The Assumed Liabilities shall also include the following:

(a) all Liabilities to the extent expressly assumed by, retained by or agreed to be performed by Purchaser or its Subsidiaries (including the Conveyed Subsidiaries and their Subsidiaries) pursuant to the terms of this Agreement, including all Liabilities to the extent transferred to or assumed or retained by Purchaser or its Subsidiaries pursuant to Section 6.6 and Section 6.13;

(b) all Liabilities in respect of any Action, whether class, individual or otherwise in nature, in law or in equity, whether or not presently threatened, asserted or pending, to the extent arising out of, or to the extent relating to, the Business or the operation or conduct of the Business prior to, on or after the Closing;

(c) all Liabilities for Taxes of the Conveyed Subsidiaries and their Subsidiaries and, without duplication, all other Liabilities for Taxes imposed with respect to, arising out of or relating to the Purchased Assets or the Business, in each case, other than Seller Indemnified Taxes for which Seller Parent is liable pursuant to this Agreement;

(d) all Liabilities to the extent arising out of, or to the extent relating to, the design, manufacture, testing, marketing, distribution, use or sale of Products prior to, on or after the Closing, including warranty obligations and irrespective of the legal theory asserted;

(e) all Liabilities to suppliers and customers, in each case to the extent arising out of, or to the extent relating to, the Business, including in respect of any Products returned prior to, on or after the Closing;

(f) all accounts payable and all other Liabilities, in each case included in the calculation of Final Business Working Capital, all Funded Indebtedness included in the calculation of Final Business Net Cash and all other Indebtedness of the Conveyed Subsidiaries (or their Subsidiaries) that is not Funded Indebtedness;

(g) all Environmental Liabilities of any nature whatsoever to the extent arising out of, or relating to, or in respect of the Conveyed Subsidiaries (or their Subsidiaries), the Purchased Assets, the Business or the Facilities, whether arising prior to, on or after the Closing, other than the Retained Facilities Environmental Liabilities or the Retained Environmental Liabilities;

(h) all Liabilities to the extent relating to, resulting from or arising out of the Assumed Contracts, including Purchaser’s or its Affiliates’ (including any Conveyed Subsidiary’s or its Subsidiaries’) portion of Shared Contractual Liabilities pursuant to Section 2.2(d); and

(i) the Liabilities set forth in Section 2.4(i) of the Seller Disclosure Letter.

Section 2.5 Retained Liabilities. Except as otherwise set forth in this Agreement, and subject to Article VII, the Sellers shall retain, and none of Purchaser or any of its Affiliates shall assume or be responsible for pursuant to this Agreement, any Liabilities of Sellers or any of their Affiliates other than the Assumed Liabilities (such Liabilities other than the Assumed Liabilities, the “Retained Liabilities”). The Retained Liabilities shall include:

(a) all Liabilities for which any Seller expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Implementing Agreement, including all Liabilities for which the Sellers have responsibility pursuant to Section 6.6;

(b) all Liabilities of any Seller or Conveyed Subsidiary (or Subsidiaries thereof) to the extent related to or arising out of (i) the Excluded Assets (other than any Liabilities for which Purchaser or its Affiliates expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreement, and other than any Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets between Seller Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, including any commercial or other agreements unrelated to this Agreement), including Environmental Liabilities, whether arising prior to, on or after the Closing, to the extent arising out of or related to the ownership or occupancy of the Retained Facilities (the “Retained Facilities Environmental Liabilities”) or (ii) the matters set forth on Section 2.5(b)(ii) of the Seller Disclosure Letter (the “Retained Environmental Liabilities”);

(c) all Seller Indemnified Taxes;

(d) all Seller Transaction Expenses;

(e) Seller Parent’s portion of Shared Contractual Liabilities pursuant to Section 2.2(d);

(f) all Indebtedness of Seller Parent and its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) that are not Assumed Liabilities under Section 2.4; and

(g) all Liabilities of Seller Parent or any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) set forth in Section 2.5(g) of the Seller Disclosure Letter.

Section 2.6 Purchase Consideration. In consideration of the sale and transfer to Purchaser or the applicable Purchaser Designated Affiliates of the applicable Sellers’ right, title and interest in the Purchased Assets, including the Shares, in accordance with and subject to the terms of this Agreement (the “Sale”), and the other obligations of Seller Parent pursuant to this Agreement, at the Closing, Purchaser shall, and Purchaser Parent shall cause Purchaser to, (a) allot, issue and deliver the Purchase Consideration in accordance with Section 2.7, and (b) assume the Assumed Liabilities.

Section 2.7 Delivery of the Purchase Consideration. At the Closing, Purchaser shall, and Purchaser Parent shall cause Purchaser to, allot and issue to Seller Parent (and/or Seller Parent’s designee(s) (which shall be one or more Affiliates of Seller Parent), in such allocations as may be directed by Seller Parent), free and clear of all Liens except for Liens arising under applicable securities Laws, and credited as fully paid, a number of B ordinary shares in the capital of Purchaser, having the rights and restrictions set out in the Restated Purchaser Articles of Association (the “B Ordinary Shares”), in such number so that, immediately following Closing, (a) the B Ordinary Shares owned by Seller Parent (and/or Seller Parent’s designee(s)) will represent 32% of the Ordinary Shares (such B Ordinary Shares, the “Purchase Consideration”) and (b) the A ordinary shares in the capital of Purchaser, having the rights and restrictions set out in the Restated Purchaser Articles of Association, owned by a wholly owned Subsidiary of Purchaser Parent (the “A Ordinary Shares”) will represent the remaining 68% of the Ordinary Shares, in each case of the foregoing clauses (a) and (b), after giving effect to (and including) the issuance of the B Ordinary Shares, and, together with the Preference Shares, such shares will represent all of the issued share capital of Purchaser.

Section 2.8 Estimated Closing Statement; Estimated Adjustment Payments.

(a) No fewer than seven (7) Business Days before the Closing Date, (a) Seller Parent shall prepare in good faith and deliver to Purchaser Parent the Estimated Closing Statement, which shall include Seller Parent’s good faith calculation of the Estimated Business Working Capital, Estimated Business Net Cash and any Estimated Business Excess Adjustment or Estimated Business Deficit Adjustment to be paid at Closing, prepared in a manner consistent with the accounting principles, procedures, policies and methods set forth in Annex B-1 (the “Accounting Principles”) and the Sample Closing Statement and (b) Purchaser Parent shall prepare in good faith and deliver to Seller Parent the Purchaser Estimated Closing Statement, which shall include Purchaser Parent’s good faith calculation of the Estimated Purchaser Working Capital, Estimated Purchaser Net Cash and any Estimated Purchaser Parent Excess Adjustment or Estimated Purchaser Parent Deficit Adjustment to be paid at Closing, prepared in a manner consistent with the accounting principles, procedures, policies and methods set forth in Annex B-3 (the “Purchaser Accounting Principles”) and the Sample Purchaser Closing Statement. The Parties shall have the right to review the Estimated Closing Statement and the Purchaser Parent Estimated Closing Statement and the Parties shall cooperate in good faith in an effort to agree to any required modification based on such review.

(b) If (i) the amount equal to (A) the Estimated Business Working Capital plus (B) the Estimated Business Net Cash exceeds (ii) the amount equal to (A) the Target Business Working Capital plus (B) the Target Business Net Cash (the amount of such excess, the “Estimated Business Excess Adjustment”), at the Closing, Purchaser shall, and Purchaser Parent shall cause Purchaser to, pay to Seller Parent (and/or Seller Parent’s designee(s), in such allocations as may be directed by Seller Parent) by wire transfer of immediately available funds to the Seller Account, an amount in cash equal to the Estimated Business Excess Adjustment.

(c) If (i) the amount equal to (A) the Target Business Working Capital plus (B) the Target Business Net Cash exceeds (ii) the amount equal to (A) the Estimated Business Working Capital plus (B) the Estimated Business Net Cash (the amount of such excess, the “Estimated Business Deficit Adjustment”), at the Closing, Seller Parent shall pay to Purchaser by wire transfer of immediately available funds to the Purchaser Account, an amount in cash equal to the Estimated Business Deficit Adjustment.

(d) If (i) the amount equal to (A) the Estimated Purchaser Working Capital plus (B) the Estimated Purchaser Net Cash exceeds (ii) the amount equal to (A) the Target Purchaser Working Capital plus (B) the Target Purchaser Net Cash (the amount of such excess, the “Estimated Purchaser Parent Excess Adjustment”), at the Closing, Purchaser shall, and Purchaser Parent shall cause Purchaser to, pay to Purchaser Parent (and/or Purchaser Parent’s designee(s), in such allocations as may be directed by Purchaser Parent) by wire transfer of immediately available funds to the Purchaser Parent Account, an amount in cash equal to the Estimated Purchaser Parent Excess Adjustment.

(e) If (i) the amount equal to (A) the Target Purchaser Working Capital plus (B) the Target Purchaser Net Cash exceeds (ii) the amount equal to (A) the Estimated Purchaser Working Capital plus (B) the Estimated Purchaser Net Cash (the amount of such excess, the “Estimated Purchaser Parent Deficit Adjustment”), at the Closing, Purchaser Parent shall pay to Purchaser by wire transfer of immediately available funds to the Purchaser Account, an amount in cash equal to the Estimated Purchaser Parent Deficit Adjustment.

(f) Any Estimated Business Excess Adjustment, Estimated Business Deficit Adjustment, Estimated Purchaser Parent Excess Adjustment or Estimated Purchaser Parent Deficit Adjustment paid at the Closing shall be subject to the post-Closing adjustment provisions of Section 2.9.

Section 2.9 Post-Closing Working Capital and Net Cash Adjustments.

(a) Within one hundred and twenty (120) days after the Closing Date, Purchaser shall deliver to Seller Parent and Purchaser Parent a statement setting forth Purchaser’s calculation of the Business Working Capital, the Business Net Cash, Purchaser Working Capital and Purchaser Net Cash (together with reasonable documentation, back-up and supporting detail for each of the items and calculations in such statement, the “Proposed Closing Statement”). The Proposed Closing Statement shall be unaudited but shall be prepared in a manner consistent with (i) with respect to the calculation of Business Working Capital and Business Net Cash, the Accounting Principles and the Sample Closing Statement and (ii) with respect to the calculation of Purchaser Working Capital and Purchaser Net Cash, the Purchaser Accounting Principles and the Sample Purchaser Closing Statement, including as to line items and the classification of asset and liability line items set forth thereon, and take into account any transfers made pursuant to Section 2.3(b), and to the extent the Proposed Closing Statement reflects amounts that are different from amounts presented on the balance sheet included in the Financial Statements or the Purchaser Financial Statements, as applicable, as of the Balance Sheet Date, such differences shall be based on facts or occurrences arising solely between the Balance Sheet Date and the Closing.

(b) Following the delivery of the Proposed Closing Statement until the date that is ninety (90) days thereafter (the “Review Period”), either or both Parents may, by delivering a written notice to the other Parties, dispute the amounts reflected on the line items of the Proposed Closing Statement (any such disputed amount, a “Disputed Item”). A Parent’s written notice of Disputed Items shall identify each Disputed Item and specify the nature of such Parent’s disagreement, the amount of each item in dispute and the basis therefor, and the amount that such Parent believes is the correct amount of the Business Working Capital, the Business Net Cash, Purchaser Working Capital or Purchaser Net Cash, as applicable, based on the disagreements set forth in its notice of Disputed Items, including the adjustments applied by such Parent to the Proposed Closing Statement in calculating any such amounts. A Parent shall be deemed to have agreed with all other items and amounts contained in the Proposed Closing Statement not so objected to by it in a notice of Disputed Items within the Review Period in accordance with this Section 2.9(b), and the failure by a Parent to provide a notice of Disputed Items to the other Parties within the Review Period will constitute such Parent’s agreement with all of the items in the Proposed Closing Statement, and the Proposed Closing Statement shall be conclusive, final and binding upon the Parties as the Final Closing Statement with respect to the items thereon so agreed by both Parents.

(c) If a notice of Disputed Items shall be timely delivered in accordance with Section 2.9(b), the Parties shall, during the forty-five (45) days following the date of such delivery (the “Resolution Period”), negotiate in good faith to resolve the Disputed Items. During the Review Period and the Resolution Period, each Party and its Representatives (including its accountants) shall be permitted to review the working papers of the other Parties and their accountants relating to the notice of Disputed Items and the Proposed Closing Statement (subject to execution of customary working paper access letters). To the extent any Disputed Items are so resolved in writing by mutual agreement of all Parties within the Resolution Period, then the Proposed Closing Statement, as revised to incorporate such changes as have been agreed between all Parties, shall be conclusive, final and binding upon the Parties as the Final Closing Statement with respect to the items thereon so agreed.

(d) If during such Resolution Period the Parties are unable to reach agreement on all Disputed Items, the Parties shall refer all unresolved Disputed Items to the Independent Accountant. The Independent Accountant shall make a determination with respect to each unresolved Disputed Item within forty-five (45) days after its engagement by the Parties to resolve such Disputed Items, which determination shall be made in accordance with the rules set forth in this Section 2.9. Except as the Parties may otherwise agree, all communications between any of the Parties or any of their respective Representatives, on the one hand, and the Independent Accountant, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating Parties. The Parties shall cooperate with the Independent Accountant in its proceedings, including by providing such accounting books and records and working papers of each Party and its accountants, as the Independent Accountant may reasonably request (subject to execution of customary working paper access letters). The Independent Accountant shall make its determination (i) based solely on the documentation submitted by, and presentations made by, any of the Parties (any such documentation or presentation must be provided to the other Parties at the same time as its submission or presentation to the Independent Accountant) and (ii) in a manner consistent with (A) the Accounting Principles and the Sample Closing Statement and the definitions of Business Working Capital and Business Net Cash, in the case of the calculation of Business Working Capital and Business Net Cash, and (B) the Purchaser Accounting Principles and the Sample Purchaser Closing Statement, and the definitions of Purchaser Working Capital and Purchaser Net Cash, in the case of the calculation of Purchaser Working Capital and Purchaser Net Cash (and in each case each of the defined terms used in each of those terms or in which those terms are used and the related provisions of this Agreement). The Independent Accountant shall deliver to the Parties, within such forty-five (45)-day period, a written report setting forth its adjustments, if any, to the Proposed Closing Statement and the calculations supporting such adjustments, and any such adjustments must be within the range of values established for such Disputed Item by Purchaser in the Proposed Closing Statement and by the applicable Parent(s) in the notice of Disputed Items delivered pursuant to Section 2.9(b). Absent manifest errors, such report shall be conclusive, final and binding on the Parties and enforceable in a court of law, effective as of the date the Independent Accountant’s written determination is received by the Parties, and the Proposed Closing Statement, as revised to incorporate the Independent Accountant’s resolution of the Disputed Items, shall be conclusive, final and binding upon the Parties as the Final Closing Statement. Purchaser shall pay the fees and expenses of the Independent Accountant, and the Independent Accountant shall bill Purchaser accordingly. The Parties acknowledge that they have discussed their past contacts, if any, with the Independent Accountant, and that no Party shall have the right to object to the Independent Accountant’s service in such role by reason of non-disclosure of past contacts, conflicts of interest or any other reason. If, before the Independent Accountant renders its determination with respect to the Disputed Items in accordance with this Section 2.9(d), any Disputed Items are resolved in writing by mutual agreement of all Parties, then in each case such items as so agreed will be conclusive, final and binding on the Parties immediately upon such notice as the Final Closing Statement with respect to the items thereon so agreed.

(e) As used herein, “Final Business Working Capital”, “Final Business Net Cash”, “Final Purchaser Working Capital” and “Final Purchaser Net Cash” mean (i) if no notice of Disputed Items with respect to the Business Working Capital, Business Net Cash, Purchaser Working Capital or Purchaser Net Cash, respectively, is delivered by either Parent within the period provided in Section 2.9(b), the Business Working Capital, Business Net Cash, Purchaser Working Capital or Purchaser Net Cash, respectively, as shown in the Proposed Closing Statement as prepared by Purchaser, or (ii) if such a notice of Disputed Items with respect to the Business Working Capital, Business Net Cash, Purchaser Working Capital or Purchaser Net Cash, respectively, is timely delivered by either Parent, either (A) the Business Working Capital, Business Net Cash, Purchaser Working Capital or Purchaser Net Cash, respectively, as mutually agreed to in writing by the Parties or (B) the Business Working Capital, Business Net Cash, Purchaser Working Capital or Purchaser Net Cash, respectively, as shown in the Independent Accountant’s calculation delivered pursuant to Section 2.9(d).

(f) Until the date on which the Proposed Closing Statement shall become conclusive, final and binding on the Parties pursuant to this Section 2.9 (the “Closing Statement Finalization Date”), each Party agrees that following the Closing it shall, and shall cause its Representatives to, preserve the accounting books and records of the Business and of Purchaser and its Affiliates on which the Proposed Closing Statement is to be based and shall not take any actions with respect to such books and records that would obstruct or prevent the procedures set forth in this Section 2.9 (including books and records related to the Business Working Capital, the Business Net Cash, the Purchaser Working Capital and the Purchaser Net Cash or the Proposed Closing Statement or the preparation of the Proposed Closing Statement).

(g) If (i) the amount equal to (A) the Final Business Working Capital plus (B) the Final Business Net Cash exceeds (ii) the amount equal to (A) the Estimated Business Working Capital plus (B) the Estimated Business Net Cash (the amount of such excess, the “Final Business Excess Adjustment”), Purchaser shall, and Purchaser Parent shall cause Purchaser to, pay within five (5) Business Days of the Closing Statement Finalization Date to Seller Parent (and/or Seller Parent’s designee(s), in such allocations as may be directed by Seller Parent) by wire transfer of immediately available funds to the Seller Account, an amount in cash equal to the amount of the Final Business Excess Adjustment.

(h) If (i) the amount equal to (A) the Estimated Business Working Capital plus (B) the Estimated Business Net Cash exceeds (ii) the amount equal to (A) the Final Business Working Capital plus (B) the Final Business Net Cash (the amount of such excess, the “Final Business Deficit Adjustment”), Seller Parent shall pay within five (5) Business Days of the Closing Statement Finalization Date to Purchaser by wire transfer of immediately available funds to the Purchaser Account, an amount in cash equal to the amount of the Final Business Deficit Adjustment.

(i) If (i) the amount equal to (A) the Final Purchaser Working Capital plus (B) the Final Purchaser Net Cash exceeds (ii) the amount equal to (A) the Estimated Purchaser Working Capital plus (B) the Estimated Purchaser Net Cash (the amount of such excess, the “Final Purchaser Parent Excess Adjustment”), Purchaser shall, and Purchaser Parent shall cause Purchaser to, pay within five (5) Business Days of the Closing Statement Finalization Date to Purchaser Parent (and/ or Purchaser Parent’s designee(s), in such allocations as may be directed by Purchaser Parent) by wire transfer of immediately available funds to the Purchaser Parent Account, an amount in cash equal to the amount of the Final Purchaser Parent Excess Adjustment.

(j) If (i) the amount equal to (A) the Estimated Purchaser Working Capital plus (B) the Estimated Purchaser Net Cash exceeds (ii) the amount equal to (A) the Final Purchaser Working Capital plus (B) the Final Purchaser Net Cash (the amount of such excess, the “Final Purchaser Parent Deficit Adjustment”), Purchaser Parent shall pay within five (5) Business Days of the Closing Statement Finalization Date to Purchaser by wire transfer of immediately available funds to the Purchaser Account, an amount in cash equal to the amount of the Final Purchaser Parent Deficit Adjustment.

(k) Until the date on which the Proposed Closing Statement shall become conclusive, final and binding on the Parties pursuant to this Section 2.9, each Party agrees that following the Closing it shall afford and cause to be afforded to the other Parties and their Affiliates and the Representatives retained by the other Parties in connection with the preparation of the Proposed Closing Statement and any adjustment to the Estimated Business Excess Adjustment, Estimated Business Deficit Adjustment, Estimated Purchaser Parent Excess Adjustment or Estimated Purchaser Parent Deficit Adjustment contemplated by this Section 2.9, reasonable access upon reasonable notice during normal business hours to the properties, books, contracts, personnel and records of the Business and Purchaser and Purchaser Parent and such Party’s, its Affiliates’ and their respective accountants’ working papers (subject to execution of customary working paper access letters) relevant to the preparation of the Proposed Closing Statement and any adjustment contemplated by this Section 2.9, including any notice of Disputed Items, and shall provide the other Parties and their Affiliates and Representatives, upon the other Party’s reasonable request, with copies of any such books, contracts, records and work papers.

(l) Except in cases of fraud with respect to the representations, warranties, covenants and agreements contained in this Agreement, the process set forth in this Section 2.9 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Final Business Excess Adjustment, the Final Business Deficit Adjustment, the Final Purchaser Parent Excess Adjustment and the Final Purchaser Parent Deficit Adjustment.

Section 2.10 Withholding. Absent any change in Law after the date hereof, Purchaser acknowledges and agrees that no withholding is required in respect of the payment of the Purchase Consideration or any amounts payable to Seller Parent pursuant to Section 2.8 or Section 2.9 as a result of Purchaser’s tax residence to the extent Seller Parent satisfies its obligations pursuant to Section 3.1(b). In the event that any deduction or withholding for Taxes in respect of the payment of the Purchase Consideration or any amounts payable to Seller Parent pursuant to Section 2.8 or Section 2.9 is required by Law, Purchaser and the Purchaser Designated Affiliates shall be entitled to deduct and withhold such amounts from such payments to the extent required under applicable Law; provided that Purchaser shall give Seller Parent written notice of any such requirement to deduct and withhold any Taxes from such amounts promptly after becoming aware of such requirement. Purchaser and Seller Parent shall reasonably cooperate with each other to minimize the amounts, if any, required to be deducted and withheld. If any amount is withheld in accordance with the foregoing provisions of this Section 2.10, such withheld amount shall be treated for all purposes of this Agreement as having been paid to the applicable recipient of such amount otherwise payable.

ARTICLE III

CLOSING

Section 3.1 Closing.

(a) Subject to Section 3.1(d), the Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019, at 10:00 a.m. (New York time) on the third (3rd) Business Day following the satisfaction or waiver of all the conditions set forth in Article VIII (other than the conditions that by their nature are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other time and place as the Parties may mutually agree. The date on which the Closing occurs is referred to as the “Closing Date.” Unless the Parties agree otherwise, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to occur and be effective as of 12:01 a.m. (New York time) on the Closing Date. In addition to payment of the amounts set forth in Section 2.8:

(b) At the Closing, Seller Parent shall deliver, or cause to be delivered, to Purchaser the instruments and documents set forth in Exhibit A.

(c) At the Closing, Purchaser shall, and Purchaser Parent shall cause Purchaser to, deliver to Seller Parent, as agent for the Sellers, or its designee(s) the following: (i) customary and satisfactory evidence of the allotment and issuance of the Purchase Consideration to Seller Parent or its designee(s), credited as fully paid and (ii) the instruments and documents set forth in Exhibit B.

(d) Seller Parent and Purchaser Parent hereby agree that if the Closing Date does not fall on the last day of a calendar month, the Parties shall cooperate in good faith and discuss designing a lock box construct to facilitate a month end closing for accounting purposes pursuant to which each of Seller Parent and Purchaser Parent is put in the same economic position as if the Closing had occurred on the originally contemplated Closing Date and so that neither Party bears any additional closing conditionality risk or value leakage risk during the interim period.

Section 3.2 Restated Purchaser Articles of Association. Purchaser Parent shall, in accordance with applicable Law and the articles of association of Purchaser, cause the articles of association of Purchaser to be amended and restated, effective as of immediately prior to the Closing, to be in the form set forth in Exhibit E (the “Restated Purchaser Articles of Association”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER PARENT

Except as set forth in the Seller Disclosure Letter and in accordance with Section 10.8, Seller Parent hereby represents and warrants to Purchaser Parent and Purchaser as follows:

Section 4.1 Organization. Seller Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Seller is, or will be as of the Closing, a corporation, partnership or other legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, be materially adverse to the Business or prevent or reasonably be expected to prevent the Sellers from consummating the Closing prior to the Outside Date.

Section 4.2 Authority; Binding Effect.

(a) Seller Parent has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by Seller Parent of this Agreement and each such Ancillary Agreement, and the performance by Seller Parent of its obligations hereunder and thereunder, have been, or will have been as of the Closing, duly authorized by all requisite corporate action. Each Seller has, or will have as of the Closing, all requisite corporate or other similar applicable power and authority to execute and deliver each Ancillary Agreement to which it will be a party and to perform its obligations thereunder. The execution and delivery by each Seller of each Ancillary Agreement to which it will be a party, if applicable, and the performance by it of its obligations thereunder, have been, or will have been as of the Closing, duly authorized by all requisite corporate or other similar applicable action.

(b) Seller Parent has, and each other Seller has, or will have as of the Closing, all requisite corporate or other similar applicable power and authority to carry on its respective business as it pertains to the Business as currently conducted and to own, lease and operate its properties and assets related to the Business, except where the failure to have such power and authority would not, individually or in the aggregate, be materially adverse to the Business or prevent or reasonably be expected to prevent the Sellers from consummating the Closing prior to the Outside Date.

(c) This Agreement has been duly executed and delivered by Seller Parent and, assuming this Agreement has been duly executed and delivered by Purchaser Parent and Purchaser, constitutes a legal, valid and binding obligation of Seller Parent, and each Ancillary Agreement will be as of the Closing duly executed and delivered by each Seller that will be a party thereto and will, assuming such Ancillary Agreement has been duly executed and delivered by Purchaser Parent, Purchaser or the applicable Purchaser Designated Affiliate, constitute a legal, valid and binding obligation of such Seller, in each case enforceable against Seller Parent or such other Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 4.3 Conveyed Subsidiaries; Capital Structure.

(a) Each of the Conveyed Subsidiaries is, or will be as of the Closing, a corporation, partnership or other legal entity duly organized and validly existing, with all requisite corporate or other similar applicable power and authority to own, lease and operate its properties and assets related to the Business and to carry on its respective business as it pertains to the Business, as currently conducted, except where the failure to be so organized or existing or to have such power and authority would not, individually or in the aggregate, be materially adverse to the Business. Each of the Conveyed Subsidiaries is, or will be as of the Closing, duly qualified to do business and, where applicable, in good standing in each jurisdiction where the nature of its business or properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, be materially adverse to the Business.

(b) Section 4.3(b) of the Seller Disclosure Letter sets forth, as of immediately prior to the Closing, (i) the name and the jurisdiction of organization of each of the Conveyed Subsidiaries and (ii) the record owners of such outstanding equity interests. All of the outstanding equity interests of each of the Conveyed Subsidiaries are, or will be as of the Closing, validly issued, fully paid and, in the case of any Conveyed Subsidiary which is a corporation, non-assessable, and the Shares are not subject to, and were not issued in violation of, any preemptive right. As of the Closing, there will be no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which any of the Conveyed Subsidiaries is or may become obligated to issue, sell, purchase, return, redeem or otherwise acquire any equity interests of the Conveyed Subsidiaries, or any securities convertible into or exchangeable for the capital stock or voting securities of any Conveyed Subsidiary. As of the Closing, there will be no rights of first refusal, rights of first offer, voting trusts, stockholder agreements, proxies or other Contracts in effect with respect to the sale or voting of the equity interests of the Conveyed Subsidiaries. The Sellers own of record and beneficially as of the date of this Agreement, or will own of record and beneficially as of immediately prior to the Closing, all of the issued and outstanding Shares, free and clear of all material Liens except for Liens arising under applicable securities Laws. Except for the Shares and the equity interests of any Subsidiary of a Conveyed Subsidiary, the Purchased Assets do not include, and the Conveyed Subsidiaries do not own, any other equity interests of any Person.

(c) Section 4.3(c) of the Seller Disclosure Letter sets forth, as of immediately prior to the Closing, (i) the name and the jurisdiction of organization of each Subsidiary of the Conveyed Subsidiaries and (ii) the record owners of the outstanding equity interests of such Subsidiaries. Each such Subsidiary is, or will be as of the Closing, a corporation, partnership or other legal entity duly organized and validly existing, with all requisite corporate or other similar applicable power and authority to own, lease and operate its properties and assets related to the Business and to carry on its respective business as it pertains to the Business, as currently conducted, except where the failure to be so organized or existing or to have such power and authority would not, individually or in the aggregate, be materially adverse to the Business. Except as set forth in Section 4.3(c) of the Seller Disclosure Letter, all of the outstanding equity interests of each Subsidiary of a Conveyed Subsidiary are owned of record and beneficially by such Conveyed Subsidiary (or a Subsidiary thereof) as of the date of this Agreement, or will be owned of record and beneficially by such Conveyed Subsidiary (or a Subsidiary thereof) as of immediately prior to the Closing, free and clear of all Liens except for Liens arising under applicable securities Laws. All of the outstanding equity interests of each Subsidiary of a Conveyed Subsidiary are, or will be as of the Closing, validly issued, fully paid and, in the case of any such Subsidiary which is a corporation, non-assessable. As of the Closing, there will be no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which any Subsidiary of a Conveyed Subsidiary is or may become obligated to issue, sell, purchase, return, redeem or otherwise acquire any equity interests of such Subsidiary, or any securities convertible into or exchangeable for the capital stock or voting securities of such Subsidiary. As of the Closing, there will be no rights of first refusal, rights of first offer, voting trusts, stockholder agreements, proxies or other Contracts in effect with respect to the sale or voting of the equity interests of any Subsidiary of a Conveyed Subsidiary.

Section 4.4 No Conflicts; Consents. The execution, delivery and performance of this Agreement by Seller Parent and each Ancillary Implementing Agreement by a Seller party to such Ancillary Implementing Agreement, and the consummation of the transactions contemplated hereby and thereby, by Seller Parent and such Seller do not and will not (a) violate any provision of the certificate of incorporation or bylaws of Seller Parent or the comparable organizational documents of any of the other Sellers or any of the Conveyed Subsidiaries (or any Subsidiary thereof), (b) subject to obtaining the consents set forth in Section 4.4 of the Seller Disclosure Letter, result in a violation of, or require the consent of any Person pursuant to, or conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (whether with or without the giving of notice or the lapse of time or both) of any right or obligation of the Sellers or the Conveyed Subsidiaries (or any Subsidiary thereof) under, or to a loss of any benefit of the Business to which the Sellers or the Conveyed Subsidiaries (or their Subsidiaries) is entitled, under any Material Contract or Real Property Lease, or result in the imposition of a Lien on any Purchased Assets, other than Permitted Liens, and (c) assuming compliance with the matters set forth in Sections 4.5 and 5.5, violate or result in a breach of or constitute a default under any Law, Governmental Authorization or other restriction of any Governmental Authority to which any Seller or Conveyed Subsidiary (or Subsidiary thereof) is subject, except, with respect to clauses (b) and (c), as would not, individually or in the aggregate, be materially adverse to the Business or prevent or reasonably be expected to prevent the Sellers from consummating the Closing prior to the Outside Date.

Section 4.5 Governmental Authorization. The execution, delivery and performance of this Agreement by Seller Parent and each Ancillary Implementing Agreement by a Seller party to such Ancillary Implementing Agreement does not require any Approval of, or Filing with, any Governmental Authority, except for (a) the expiration or early termination of the applicable waiting period under the HSR Act, (b) the Approvals and Filings set forth in Section 4.5 of the Seller Disclosure Letter, (c) the Approvals and Filings which if not obtained or made would not, individually or in the aggregate, be materially adverse to the Business or prevent or reasonably be expected to prevent the Sellers from consummating the Closing prior to the Outside Date, and (d) the Approvals and Filings required due to the regulatory obligations of Purchaser, Purchaser Parent or any of their Affiliates.

Section 4.6 Financial Information.

(a) Section 4.6(a) of the Seller Disclosure Letter contains copies of the audited balance sheet of the Business as of December 31, 2017 (the “Balance Sheet Date”), December 31, 2016 and December 31, 2015 and the related audited income statement for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 (together with any notes thereto, the “Financial Statements”). Section 4.6(a) of the Seller Disclosure Letter also sets forth the accounts of the Business as of March 31, 2018, June 30, 2018, and September 30, 2018 corresponding to the accounts included in the Sample Closing Statement (the “Business Working Capital Accounts”). The Business Working Capital Accounts were prepared using principles, procedures, policies and methods consistent in all material respects with those used in the preparation of the balance sheet of the Business as of the Balance Sheet Date included in the Financial Statements.

(b) Except as set forth in Section 4.6(b) of the Seller Disclosure Letter or as noted in the Financial Statements, the Financial Statements were prepared in accordance with GAAP, on a consistent basis for each period presented, and present fairly in all material respects, (i) the financial condition, assets and liabilities of the Business as of the dates therein specified and (ii) the results of operations of the Business for the periods indicated; provided that the Financial Statements and the foregoing representations and warranties concerning the Financial Statements are qualified by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits as stated therein which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis.

(c) Except as set forth in Section 4.6(c) of the Seller Disclosure Letter, the Business does not have any Indebtedness or other Liabilities of any nature or kind whatsoever (whether accrued, known or unknown, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet of the Business prepared in accordance with GAAP except for (i) Liabilities accrued for, reflected on, disclosed and/or reserved against on the Financial Statements, (ii) Liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business, (iii) Liabilities taken into account in the Final Closing Statement, Final Business Working Capital or Final Business Net Cash, (iv) the Retained Liabilities, (v) Liabilities incurred in connection with or arising out of the transactions contemplated hereby, (vi) Liabilities disclosed or set forth in the Seller Disclosure Letter and (vii) Liabilities which would not, individually or in the aggregate, be materially adverse to the Business.

(d) All of the information supplied by Seller Parent or its Affiliates to Purchaser Parent expressly for inclusion, or to support statements made, in the announcement of the Sale and the other transactions contemplated by this Agreement to be released immediately following execution of this Agreement in compliance with the Listing Rules, the Purchaser Parent Shareholder Circular, or any amendment or supplement thereto, or any announcement to any regulatory information service approved by the UKLA in connection with the Purchaser Parent Shareholder Circular, and any other related documents required to be filed or published in connection with the Sale and/or the other transactions contemplated by this Agreement, will have been prepared in good faith and will not to the Knowledge of Seller Parent, in the case of the Purchaser Parent Shareholder Circular, at the time the Purchaser Parent Shareholder Circular and any amendments or supplements thereto are first published in accordance with the Listing Rules and at the time of the Purchaser Parent Shareholder Meeting, and in the case of any other such document, at the time it is first published, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.7 Absence of Material Changes. Except as otherwise contemplated by this Agreement and the transactions contemplated hereby (including the Strategic Process and the Seller Internal Restructurings), since December 31, 2017 (a) there has not been any Material Adverse Effect and (a) until the date of this Agreement, the Business has been operated, in all material respects, in the ordinary course of business.

Section 4.8 No Litigation.

(a) Except as set forth in Section 4.8(a) of the Seller Disclosure Letter, there is no Action pending or, to the Knowledge of Seller Parent, threatened against a Conveyed Subsidiary or any Subsidiaries thereof or the Sellers or their Affiliates relating to the Business or any properties or rights of a Conveyed Subsidiary or its Subsidiaries or any Purchased Asset, before any Governmental Authority or arbitration tribunal other than Actions which would not, individually or in the aggregate, be materially adverse to the Business.

(b) Except as set forth in Section 4.8(b) of the Seller Disclosure Letter, none of the Conveyed Subsidiaries or any Subsidiaries thereof or the Sellers is subject to any Governmental Order relating to the Business or any Purchased Asset other than those which would not, individually or in the aggregate, be materially adverse to the Business.

Section 4.9 Compliance with Laws. Except as set forth in Section 4.9 of the Seller Disclosure Letter:

(a) Each Seller and each Conveyed Subsidiary (and Subsidiary thereof) is, and for the last three (3) years has been, in compliance with all Laws applicable to the ownership, lease or operation of the Purchased Assets and the Business, including (i) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §301 et seq. and applicable binding implementing regulations issued by the U.S. Food and Drug Administration, (ii) the applicable Laws of the European Union and applicable binding implementing regulations issued by applicable Governmental Authorities in those jurisdictions in the European Union in which the Business markets, commercializes, distributes and sells Products, or otherwise operates, or has marketed, commercialized, distributed or sold Products, or otherwise operated, in the last three (3) years (including European Union’s Directive 95/46/EC, as amended, and Regulation EU 2016/679 (the General Data Protection Regulation), and any national implementing legislation of the foregoing) and as of the Closing and (iii) the applicable Laws of any other jurisdiction in which the Business markets, commercializes, distributes and sells Products, or otherwise operates, or has marketed, commercialized, distributed or sold Products, or otherwise operated, in the last three (3) years and as of the Closing, except in the case of each of the foregoing clauses (i), (ii) and (iii) to the extent that the failure to comply therewith would not, individually or in the aggregate, be materially adverse to the Business.

(b) The Sellers and the Conveyed Subsidiaries (and Subsidiaries thereof) collectively possess, or will possess as of the Closing, all Governmental Authorizations necessary for the conduct of the Business, as currently conducted, and each such Governmental Authorization is in full force and effect, except where the failure to possess any such Governmental Authorization or the failure of such Governmental Authorization to be in full force and effect would not, individually or in the aggregate, materially impair the operations of the Business, taken as a whole.

Section 4.10 Product Registrations; Manufacturing Registrations; Regulatory Compliance; Product Liability and Recalls.

(a) Except with respect to Environmental Permits (which are the subject of Section 4.11):

(i) Seller Parent and its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) own, possess or validly have the right to use all Governmental Authorizations required to research, develop, manufacture, market, commercialize, distribute, test, use, store and sell the Products, except where the failure to so own, possess or validly have such right would not, individually or in the aggregate, materially impair the operations of the Business, taken as a whole;

(ii) All Products sold under the Product Registrations are manufactured and marketed in accordance with the specifications and standards contained in such Product Registrations, and the applicable Manufacturing Registrations, except where the failure to comply therewith would not, individually or in the aggregate, be materially adverse to the Business; and

(iii) Except as set forth in Section 4.10(a)(iii) of the Seller Disclosure Letter, a Seller or Conveyed Subsidiary (or Subsidiary thereof) is, or will be as of the Closing, the sole and exclusive owner of each Product Registration and Manufacturing Registration.

(b) Except as set forth in Section 4.10(b) of the Seller Disclosure Letter, there is no Action pending, or, to the Knowledge of Seller Parent, threatened, relating to the Business or Purchased Assets (i) arising from complaints, allegations or Actions relating to any injury to person or property or as a result of ownership, possession, provision or use of any of the Products that were manufactured, processed, distributed, shipped or sold prior to the date of this Agreement or (ii) relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to the Products, except in the case of each of the foregoing clauses (i) and (ii), for Actions which would not, individually or in the aggregate, be materially adverse to the Business.

(c) Except as set forth in Section 4.10(c) of the Seller Disclosure Letter, since January 1, 2016, there have been no recalls or market withdrawals of Products and, to the Knowledge of Seller Parent, no facts or circumstances exist that would reasonably be expected to result in recalls or market withdrawals of Products that would, individually or in the aggregate, be materially adverse to the Business.

(d) Notwithstanding any other provision of this Agreement, this Section 4.10 sets forth the sole and exclusive representations and warranties of Seller Parent with respect to Product Registrations and Manufacturing Registrations, products liability and product recalls, and the other regulatory matters described in this Section 4.10.

Section 4.11 Environmental Matters. Except as set forth in Section 4.11 of the Seller Disclosure Letter:

(a) (i) the Sellers (with respect to the Business), the Conveyed Subsidiaries and their Subsidiaries, the Business (as currently or formerly conducted), the Purchased Assets and the Facilities are and have been since January 1, 2016 in compliance with all applicable Environmental Laws and Governmental Authorizations required under Environmental Law (including Environmental Permits); (ii) none of the Sellers nor their Affiliates (in each case, with respect to the Business or the Purchased Assets) are undertaking or required to undertake any Remedial Action at the Real Property or any property formerly owned, leased or operated by a Conveyed Subsidiary or their Subsidiaries (or any of their respective predecessors) or by the Business (as currently or formerly conducted); and (iii) since January 1, 2016, none of the Sellers or their Affiliates has received written notice from a Governmental Authority or other Person that it is subject to any unresolved enforcement action or Liability with respect to the Conveyed Subsidiaries or their Subsidiaries, the Business (as currently or formerly conducted), the Purchased Assets or the Facilities under any applicable Environmental Laws or Environmental Permits, except for such noncompliance, Remedial Actions, Liabilities or enforcement actions that would not, individually or in the aggregate, be materially adverse to the Business;

(b) all Governmental Authorizations (including Environmental Permits) required of the Sellers and their Affiliates (in each case, with respect to the Business or the Purchased Assets) under all applicable Environmental Laws have been obtained and are held by a Seller or Conveyed Subsidiary (or Subsidiary thereof), except for such failures to obtain as would not, individually or in the aggregate, materially impair the operations of the Business, taken as a whole; and

(c) no Actions or written claims are pending or, to the Knowledge of Seller Parent, threatened against any Seller or their Affiliates (in each case, with respect to the Business or the Purchased Assets) arising from or as a result of, and there have been no (i) exposures to Hazardous Materials, including on, in, under, about or from the Purchased Assets or at the Facilities, (ii) Releases of Hazardous Materials, including at, on, in, under, or from any Purchased Assets or from any Facilities, (iii) off-site treatment, storage or disposal of Hazardous Materials generated by the Business (as currently or formerly conducted), the Sellers (with respect to the Business) or any Conveyed Subsidiary or their Subsidiaries or (iv) any violations of any Environmental Laws arising, directly or indirectly, in connection with the Business (as currently or formerly conducted) or any of the Purchased Assets or Facilities, in each case that has resulted or would result in Environmental Liability, except for such claims, Actions, Environmental Liabilities or investigations that would not, individually or in the aggregate, be materially adverse to the Business.

(d) Notwithstanding any other provision of this Agreement, the representations and warranties set forth in this Section 4.11 are the sole and exclusive representations and warranties of Seller Parent with respect to Environmental Laws, Environmental Permits, Environmental Liabilities, Hazardous Materials and other environmental matters.

Section 4.12 Material Contracts.

(a) Except (x) for Contracts entered into after the date of this Agreement, (y) for intercompany agreements solely between or among Conveyed Subsidiaries (or any of their Subsidiaries) or that shall be terminated as of or prior to the Closing Date in accordance with Section 6.7 or (z) as set forth in Section 4.12(a) of the Seller Disclosure Letter, none of the Conveyed Subsidiaries (or any Subsidiary thereof), Seller Parent or any of its Affiliates is a party to or bound by any Contract in effect as of the date hereof that is material to the Business, taken as a whole (a “Material Contract”).

(b) Except as set forth in Section 4.12(b) of the Seller Disclosure Letter, (i) except as would not, individually or in the aggregate, be materially adverse to the Business, each Material Contract is legal, valid and binding on the Seller or Conveyed Subsidiary (or Subsidiary thereof) that is a party thereto and, to the Knowledge of Seller Parent, each other party thereto, and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), and (ii) no Seller or Conveyed Subsidiary (or Subsidiary thereof) or, to the Knowledge of Seller Parent, any other party thereto, is in breach of, or default under, any such Material Contract, except for such breaches or defaults as would not, individually or in the aggregate, be materially adverse to the Business.

(c) Section 4.12(c) of the Seller Disclosure Letter lists all material Seller Parent Related Party Contracts.

Section 4.13 Intellectual Property.

(a) Seller Parent has made available to Purchaser (at least two (2) Business Days prior to the date hereof), a complete and accurate listing (the “IP Schedules”) of all issued Patent Rights, pending applications for Patent Rights, registered Trademarks, pending Trademark registration applications and registered Copyrights (collectively, the “Registered IP”) that are Business IP (collectively, the “Registered Business IP”) which listing shall be incorporated by reference into Section 4.13(a) of the Seller Disclosure Letter. To the Knowledge of Seller Parent (but only as to validity and enforceability), as of the date of this Agreement, except as would not, individually or in the aggregate, be materially adverse to the Business, the Registered Business IP is in effect and subsisting and, if registered, is not invalid or unenforceable. The Business Trademarks Rights, together with Trademarks that are licensed to the Sellers or the Conveyed Subsidiaries by a third party, include all of the Business Key Brands.

(b) All material Business IP and Business Licensed IP shall be, following the Closing, transferable and licensable (or sublicensable, as the case may be) by Purchaser and its Subsidiaries, without payment of any kind to Seller Parent or any Affiliate of Seller Parent, as may be needed in the ordinary course of the operation of the Business, and shall be fully transferable, assignable and assumable, as the case may be, without payment of any kind to Seller Parent or any Affiliate of Seller Parent, in connection with a change of control (that constitutes an assignment) of Purchaser or any Listing Transaction (as defined in the Purchaser Shareholders Agreement) or the sale of substantially all of the assets of a business unit of Purchaser to the extent such Business IP or Business Licensed IP is related to such business unit.

(c) Except as would not, individually or in the aggregate, be materially adverse to the Business, and taking into account Section 6.22, the Business IP, together with the Intellectual Property (i) licensed to Purchaser or its Subsidiaries by Seller Parent or any of its Affiliates under the Ancillary Agreements (the “Business Licensed IP”), (ii) covered by the Assumed Contracts or Shared Contracts, or (iii) to which Purchaser or its Affiliates are provided access under any Ancillary Agreement, including in connection with the services provided under the Transition Services Agreement, constitutes all of the Intellectual Property owned or controlled by Seller Parent or any of its Subsidiaries that is used or held for use in, or that is necessary for, the conduct of the Business, as conducted as of the date of this Agreement. The operation of the Business immediately following the Closing will not infringe any of Seller Parent’s or any of its Affiliates’ Intellectual Property.

(d) Except as would not, individually or in the aggregate, be materially adverse to the Business, (x) the conduct of the Business does not, to the Knowledge of Seller Parent, infringe, misappropriate or otherwise violate the Intellectual Property of any Person and (y) as of the date of this Agreement, there is no Action pending or, to the Knowledge of Seller Parent, threatened in writing against any Conveyed Subsidiary or any Subsidiary thereof or any Seller or any of its Affiliates (i) alleging any such infringement, misappropriation, or other violation, or (ii) challenging the validity, enforceability, ownership, use, registrability, or patentability of the Business IP, other than ordinary course prosecution proceedings associated with the application for or registration of Registered IP.

(e) Except as would not, individually or in the aggregate, be materially adverse to the Business, as of the date of this Agreement, to the Knowledge of Seller Parent, no Person is infringing, misappropriating or otherwise violating any Business IP and as of the date of this Agreement, no such Actions are pending or, to the Knowledge of Seller Parent, threatened against any Person by Seller Parent, or any of its Affiliates (including any Conveyed Subsidiary or any Subsidiary thereof) or any other Seller.

(f) Seller Parent or its Subsidiaries (including the Conveyed Subsidiaries), as applicable, are the sole legal owners of all Registered Business IP that is owned or purported to be owned by Seller Parent or its Affiliates. None of the Registered Business IP or any other material Business IP is subject to any Lien, other than Permitted Liens.

(g) Since January 1, 2016, to the Knowledge of Seller Parent, there (i) have been no failures of the Business IT Systems that have materially and adversely impacted the conduct of the Business and (ii) has been no unauthorized access, loss, use or breach of security with respect to the Business IT Systems or any material sensitive, confidential or proprietary information (including personally identifiable information) relating to the Business that have materially and adversely impacted the Business.

(h) Notwithstanding any provision of this Agreement to the contrary, except with respect to Section 4.7, Section 4.12, and this Section 4.13 sets forth the sole and exclusive representations and warranties of Seller Parent with respect to Intellectual Property.

Section 4.14 Real Property.

(a) The Sellers or the Conveyed Subsidiaries (or their Subsidiaries) have, or will have as of the Closing, insurable title in fee simple to the Owned Real Property, free and clear of any Liens, other than Permitted Liens. Except as set forth in Section 4.14(a) of the Seller Disclosure Letter or as would not, individually or in the aggregate, materially impair the operations of the Business, taken as a whole, neither Sellers nor the Conveyed Subsidiaries (or their Subsidiaries) is leasing or otherwise granting to any third party the right to use or occupy any Owned Real Property or any portion thereof.

(b) Except as set forth in Section 4.14(b)(i) of the Seller Disclosure Letter, Sellers or the Conveyed Subsidiaries (or their Subsidiaries) has a valid leasehold interest and valid and continuing right to use and occupy each Leased Real Property pursuant to a Real Property Lease. Except (x) as set forth in Section 4.14(b)(ii) of the Seller Disclosure Letter, or (y) as would not, individually or in the aggregate, materially impair the operations of the Business, taken as a whole,

(i) each Real Property Lease is legal, valid and binding on the Seller or Conveyed Subsidiary (or Subsidiary thereof) that is a party thereto and, to the Knowledge of Seller Parent, each other party thereto and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), (ii) no Seller or Conveyed Subsidiary (or Subsidiary thereof) or, to the Knowledge of Seller Parent, any other party thereto, is in breach of, or default under, any such Real Property Lease and (iii) neither the Sellers nor the Conveyed Subsidiaries (or their Subsidiaries) is leasing or otherwise granting to any third party the right to use or occupy any Leased Real Property or any portion thereof.

(c) Except as set forth in Section 4.14(c) of the Seller Disclosure Letter, (i) no certificate, permit or license from any Governmental Authority having jurisdiction over any of the Real Property, or any Contract, easement or other right which is necessary to permit the lawful occupancy of the buildings and improvements on any of the Real Property or which is necessary to permit the lawful use of all driveways, roads and other means of egress and ingress to and from any of the Real Property, in each case, with respect to the Business, has not been obtained or, to the Knowledge of Seller Parent, is not in full force and effect, which would, individually or in the aggregate, materially impair the operations of the Business, taken as a whole, and (ii) none of the Sellers (in respect of the Business) or the Conveyed Subsidiaries or their Subsidiaries has received any written notice from any Governmental Authority that the Real Property is currently in violation of any applicable Law that would, individually or in the aggregate, materially impair the operations of the Business, taken as a whole.

(d) Section 4.14(d)(i) of the Seller Disclosure Letter sets forth each manufacturing and research and development facility at which Products are manufactured or developed that is owned or operated by Sellers or the Conveyed Subsidiaries (or their Subsidiaries) (the “Seller Facilities”). Except as set forth in Section 4.14(d)(ii) of the Seller Disclosure Letter, Sellers or the Conveyed Subsidiaries (or their Subsidiaries) has insurable title in fee simple to, or a valid leasehold interest and valid and continuing right to use and occupy, each Seller Facility.

Section 4.15 Assets.

(a) Except as otherwise provided in this Agreement or as would not, individually or in the aggregate, materially impair the operations of the Business, taken as a whole, the Sellers or the Conveyed Subsidiaries (or their Subsidiaries) have, or will have as of the Closing, good and valid title to, or other legal rights to possess and use, all of the assets comprising the business reflected in the Financial Statements (for clarity, excluding any assets sold or disposed of in the ordinary course of business after the date thereof), free and clear of any Liens other than Permitted Liens.

(b) Except (i) as set forth in Section 4.15(b) of the Seller Disclosure Letter (ii) for Excluded Services (as defined in the Transition Services Agreement) and (iii) as would not, individually or in the aggregate, materially impair the operations of the Business, taken as a whole, the Purchased Assets (assuming all consents and Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained; provided, that no such assumption shall be made to the extent Seller Parent is not in compliance with its obligations under Section 2.2 and Section 6.3 of this Agreement), together with the benefits, services, assets, licenses, sublicenses and other rights and benefits to be provided to Purchaser and its Affiliates pursuant to this Agreement and the Ancillary Agreements, will, in the aggregate, constitute all of the assets either used in or necessary for Purchaser and its Subsidiaries (including the Conveyed Subsidiaries and their Subsidiaries) to conduct the Business as conducted as of the date of this Agreement and as of the Closing.

(c) After giving effect to the Seller Internal Restructurings and the other transactions contemplated by this Agreement and the Ancillary Agreements (assuming all consents and Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained; provided, that no such assumption shall be made to the extent Seller Parent is not in compliance with its obligations under Section 2.2 and Section 6.3 of this Agreement) and except as provided for in the Ancillary Agreements, the Conveyed Subsidiaries (and the Subsidiaries thereof) will not, directly or indirectly, be engaged in any Retained Business, or hold or be subject to any Retained Liability or Excluded Asset (other than non-material or ministerial liabilities, assets, rights or properties).

Section 4.16 Taxes.

(a) All income and other material Tax Returns that are required to be filed in respect of the Purchased Assets or the Business or by or on behalf of any Conveyed Subsidiary or Subsidiary thereof have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material Taxes required to be paid in respect of the Purchased Assets or the Business or by or in respect of any Conveyed Subsidiary or any Subsidiary thereof have been timely paid (taking into account any applicable extensions).

(c) The Conveyed Subsidiaries (and the Subsidiaries thereof), and the Sellers solely with respect to the Business, have deducted or withheld and paid over to the applicable Taxing Authority all material Taxes required to have been deducted or withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and each such Conveyed Subsidiary or Subsidiary thereof has (if required by any applicable Laws to do so) provided appropriate certificates of deduction.

(d) There are no Liens for material Taxes upon any of the Purchased Assets or the assets of the Conveyed Subsidiaries or any of their Subsidiaries, except for Permitted Liens.

(e) Within the past three (3) years, none of the Conveyed Subsidiaries and none of their Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(f) There are no current or pending audits, examinations, contests or other Actions with respect to material Taxes of any Conveyed Subsidiary or any Subsidiary thereof or of any Seller with respect to any Purchased Assets or the Business, and no such audits, examinations, contests or other Actions have been threatened in writing.

(g) There are no outstanding powers of attorney granted by any of the Conveyed Subsidiaries or any Subsidiary thereof with respect to material Taxes for any taxable period beginning after the Closing Date, other than powers of attorney granted to other Conveyed Subsidiaries or Subsidiaries thereof.

(h) None of the Conveyed Subsidiaries or any Subsidiary thereof is party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement solely between or among two or more Conveyed Subsidiaries and/or Subsidiaries thereof and (y) provisions contained in commercial agreements or arrangements the primary purpose of which is not Taxes (including employment agreements, credit agreements, leases and supply or manufacturing agreements)).

(i) None of the Conveyed Subsidiaries or Subsidiaries thereof is or has been party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4. No Conveyed Subsidiary or Subsidiary thereof has at any time entered into or been engaged in or been a party to or promoter of any scheme, transaction or arrangement which was required by Law to be specifically disclosed to a Taxing Authority or a main or dominant purpose or object of which was the avoidance or deferral of or the obtaining of a reduction in or other advantage in respect of any Taxes.

(j) In the last three (3) years, no claim has been made in writing by any Taxing Authority in any jurisdiction in which any of the Conveyed Subsidiaries or Subsidiaries thereof, or any Seller with respect to the Business or any Purchased Assets, does not file income or franchise Tax Returns to the effect that such entity is or may be subject to income or franchise taxation by such jurisdiction.

(k) None of the Conveyed Subsidiaries or Subsidiaries thereof will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing, (ii) “closing agreement” executed prior to the Closing, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code entered into or existing prior to the Closing, (iv) prepaid amount received on or prior to the Closing, (v) election under Section 108(i) of the Code made prior to the Closing or (vi) installment sale or open transaction disposition occurring on or before the Closing Date.

(l) Neither entering into this Agreement nor consummating the transactions contemplated hereby, nor, so far as Seller Parent is aware, any other event, transaction, action or circumstance will give rise to any Liability for Tax or result in the withdrawal or clawback of any Tax Benefit for any Conveyed Subsidiary or any Subsidiary of any Conveyed Subsidiary as a result of any Conveyed Subsidiary or any Subsidiary of any Conveyed Subsidiary ceasing to be a member of a group with any other Person for Tax purposes.

(m) Notwithstanding any other provision of this Agreement, the representations and warranties set forth in this Section 4.16 and Section 4.17 (to the extent related to Taxes) are the sole and exclusive representations and warranties of Seller Parent with respect to Taxes.

Section 4.17 Employee Benefits; Employees.

(a) Set forth in Section 4.17(a) of the Seller Disclosure Letter is a true and complete list of each material Seller Group Plan and Foreign Seller Group Plan categorized by (i) whether the Seller Group Plan or Foreign Seller Group Plan is a Conveyed Subsidiary Plan and (ii) the country or countries for which such Seller Group Plan or Foreign Seller Group Plan provides benefits. No Conveyed Subsidiary Plan provides benefits to, or otherwise covers, any individual who is not a Business Employee, Former Business Employee, or the dependents or beneficiaries thereof.

(b) With respect to each material Conveyed Subsidiary Plan (other than Foreign Seller Group Plans that are not defined benefit pension plans), Seller Parent has made available to Purchaser Parent, prior to the date of this Agreement, true and complete copies of (i) each such plan’s governing document and any amendments thereto (or a written summary of all material terms if the plan has not been reduced to writing) and (ii) any applicable Plan Regulatory or Funding Documents. In addition, within thirty (30) days following the date hereof, with respect to each (x) material Conveyed Subsidiary Plan that is a Foreign Seller Group Plan, Seller Parent shall make available to Purchaser true and complete copies of the documents contemplated by the immediately preceding sentence, and (y) each other material Seller Group Plan or Foreign Seller Group Plan for which Purchaser, the Conveyed Subsidiaries or their respective Affiliates have or will assume Liability following the Closing, Seller Parent shall make available to Purchaser Parent summaries of the material terms of such plans, the most recent summary plan description (if any) and excerpts or summaries of the actuarial reports for such plans to the extent relevant to the Liabilities being assumed. Seller Parent has made available to Purchaser Parent, on or prior to the date of this Agreement, a summary that is accurate in all material respects of the value of the assets and Liabilities of the Seller Pension Plans that relate to Business Employees and Former Business Employees as of the end of the 2017 fiscal year of Seller Parent.

(c) The IRS has issued a favorable determination letter, or for a prototype plan, opinion letter, with respect to each Conveyed Subsidiary Plan intended to be qualified within the meaning of Section 401(a) of the Code or, if no such determination has been made, either an application for such determination is pending with the IRS or the time within which such determination may be sought from the IRS has not yet expired, and, to the Knowledge of Seller Parent, nothing has occurred since the date of such determination or opinion that would reasonably be expected to result in disqualification of such Conveyed Subsidiary Plan. Each Conveyed Subsidiary Plan that is intended to qualify for any particular tax or regulatory treatment under the Laws of a country other than the United States (i) has received documentation of such qualification from a Governmental Authority (if available), and, to the Knowledge of Seller Parent, nothing has occurred since the date of such documentation that would reasonably be expected to result in disqualification of such Conveyed Subsidiary Plan or (ii) if such documentation is not available, to the Knowledge of Seller Parent, so qualifies.

(d) No Seller Group Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, nor is any Conveyed Subsidiary Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. None of the Purchased Assets is subject to a lien under Section 430(k) of the Code or Section 4068 of ERISA, and neither Seller Parent nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA (other than premium payments to the Pension Benefit Guaranty Corporation in the ordinary course) or Section 4971 of the Code which has not been and will not be fully paid as of the Closing. None of the Conveyed Subsidiaries (or the Subsidiaries thereof) or the Business has as of the date of this Agreement, or will have as of the Closing, any Liability in respect of post-employment or post-retirement medical, health or life insurance benefits for any current or former employees, except as required by applicable Law or to avoid excise tax under Section 4980B of the Code. Except as set forth on Section 4.17(d) of the Seller Disclosure Letter, no Seller Group Plan or Foreign Seller Group Plan is a defined benefit pension plan.

(e) Each Seller Group Plan and Foreign Seller Group Plan (other than a Conveyed Subsidiary Plan) has been maintained, operated, funded and administered in compliance in all respects with its terms and applicable Law, except for such instances of noncompliance that would not, individually or in the aggregate, be materially adverse to the Business. Each Conveyed Subsidiary Plan has been established, maintained, funded and administered in compliance in all material respects its terms and applicable Law. All material contributions or premiums with respect to each Conveyed Subsidiary Plan have been paid or deducted in a timely fashion and there are no material outstanding defaults or violations thereunder that have not been properly recorded in the Financial Statements. Other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or threatened against or involving any Seller Group Plan or Foreign Seller Group Plan or asserting any rights to or claims for benefits under any Seller Group Plan or Foreign Seller Group Plan, except for such actions that have not had and would not, individually or in the aggregate, a be materially adverse to the Business.

(f) Except as set forth in Section 4.17(f) of the Seller Disclosure Letter: (i) none of the Conveyed Subsidiaries (or employers of Business Employees who are not as of Closing employed in a Conveyed Subsidiary) recognize a labor union (in the case of employers that are not Conveyed Subsidiaries or Subsidiaries thereof, excluding any labor union that does not represent the Business Employees) and none of the Business Employees are represented by any labor organization, works council or consultation body (other than industry-wide or national labor organizations) or subject to, or covered by, the terms of any material Collective Bargaining Agreement in connection with their services to the Business, (ii) no labor union, labor organization, works council or consultation body has made a demand for recognition or certification, and there are no representation or certification proceedings, union elections or, to the Knowledge of Seller Parent, union organizing activities, pending or threatened in writing with respect to the Business Employees, the Business or the Conveyed Subsidiaries or their Affiliates with respect to the Business, (iii) there are no pending or threatened in writing strikes, lockouts, work stoppages or slowdowns involving the Business Employees or against the Business or the Conveyed Subsidiaries or their Affiliates with respect to the Business and (iv) there is no unfair labor practice charge, labor arbitration or labor grievance proceeding pending or threatened in writing against the Business or the Conveyed Subsidiaries or their Affiliates with respect to the Business that would, in the case of the foregoing clauses (iii) and (iv), individually or in the aggregate, be materially adverse to the Business. As of the date hereof, Seller Parent has provided copies to Purchaser of all material Collective Bargaining Agreements applicable to Business Employees, the Business or the Conveyed Subsidiaries or their Subsidiaries. Seller Parent, the Conveyed Subsidiaries and their respective Subsidiaries have satisfied any material pre-signing requirement to provide notice to, or enter into any information and consultation procedure with, any labor union, labor organization, works council or consultation body in connection with the execution of this Agreement or the transactions contemplated by this Agreement as required by any Contract or Laws.

(g) As of the Closing, Seller Parent represents that each Business Employee devotes, and has devoted seventy percent (70%) or more of his or her working time in the last twelve (12) months (or such shorter period he or she has been employed by Seller Parent and its Affiliates) to performing services on behalf of the Business.

(h) As at the date hereof, the Seller Internal Restructurings in France and Netherlands have been completed in accordance with applicable Laws (including obtaining requisite opinions from applicable works councils and employee representative bodies) such that there are no Business Employees employed in the Business in France or Netherlands other than those employed by a Conveyed Subsidiary.

(i) Except as required by plans, programs, or arrangements required to be maintained or contributed to by the Laws of a non-U.S. jurisdiction, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event), will cause any (i) payments to become due or payable to any Business Employee, Former Business Employee, current or former consultant or director, (ii) acceleration, vesting or increase in any compensation or benefits to any Business Employee, Former Business Employee, current or former consultant or director, or (iii) Conveyed Subsidiary (or a Subsidiary thereof) to transfer or set aside any assets to fund any benefits under any Conveyed Subsidiary Plan, or limit or restrict in any material respect the right of Purchaser or any of its Affiliates or any Conveyed Subsidiary (or a Subsidiary thereof) to amend, terminate or transfer the assets of any Conveyed Subsidiary Plan. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will constitute a “change in ownership or control” or “change in effective control” of Seller Parent within the meaning of Section 280G of the Code. No Conveyed Subsidiary (or any Subsidiary thereof) is party to any plan, program, policy or arrangement providing for the “gross-up” or other compensation to any individual because of the imposition of any Tax on any payment to the individual related to Section 4999 or Section 409A of the Code.

Section 4.18 Global Trade Controls; Anti-Corruption Matters.

(a) The Sellers (with respect to the Business), the Conveyed Subsidiaries (and their Subsidiaries), as well as their respective directors, officers, and employees, are in compliance with all Global Trade Control Laws, including possession of and compliance with Governmental Authorizations required by Global Trade Control Laws, except for such noncompliance as would not, individually or in the aggregate, be materially adverse to the Business.

(b) The Sellers (with respect to the Business) and the Conveyed Subsidiaries (and their Subsidiaries) do not engage in any business with, or use, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in any Restricted Market except as permitted by Governmental Authorization, except as would not, individually or in the aggregate, be materially adverse to the Business.

(c) None of the Sellers (with respect to the Business), the Conveyed Subsidiaries (and their Subsidiaries), nor any of their respective directors, officers, and employees, is a Restricted Party or owned or controlled by a Restricted Party.

(d) To Seller Parent’s Knowledge, the Sellers (with respect to the Business), the Conveyed Subsidiaries (and their Subsidiaries), as well as their respective directors, officers, and employees are in compliance with all Anti-Corruption Laws, except for such noncompliance as would not, individually or in the aggregate, be materially adverse to the Business. For purposes of this Section 4.18(d) only, “Seller Parent’s Knowledge” means that the conduct giving rise to the noncompliance with or violation of Anti-Corruption Law was reported to the Compliance Division of Seller Parent and such conduct is or was the subject of a Compliance Division investigation on or prior to the Closing Date.

(e) Notwithstanding any other provision of this Agreement, the representations and warranties set forth in this Section 4.18 are the sole and exclusive representations and warranties of Seller Parent with respect to Global Trade Control Laws and Anti-Corruption Laws.

Section 4.19 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller Parent for which Purchaser or any of its Affiliates (including, after the Closing, the Conveyed Subsidiaries or their Subsidiaries) would be liable. Seller Parent is solely responsible for the fees and expenses of Centerview Partners, LLC, Guggenheim Securities, LLC and Morgan Stanley & Co. LLC.

Section 4.20 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article IV or in any Ancillary Implementing Agreement, neither Seller Parent, the other Sellers nor any of their respective Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller Parent, the other Sellers, the Conveyed Subsidiaries or any of their respective Subsidiaries or Affiliates, the Purchased Assets, the Business or with respect to any other information provided, or made available, to Purchaser Parent, Purchaser or any of their Affiliates or Representatives in connection with the transactions contemplated hereby. Except as expressly set forth in the representations and warranties contained in this Article IV or in any Ancillary Implementing Agreement, neither Seller Parent nor any of its Affiliates, Representatives or any other Person has made any representation or warranty, express or implied, as to the prospects of the Business or its profitability, or with respect to any forecasts, projections or business plans or other information (including any Evaluation Material (as defined in the Confidentiality Agreement)) delivered to Purchaser Parent, Purchaser or any of their Affiliates or Representatives in connection with Purchaser Parent’s and Purchaser’s review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information. Except to the extent expressly provided in this Agreement with respect to the representations and warranties contained in this Article IV or in any Ancillary Implementing Agreement, neither Seller Parent, the other Sellers nor any of their respective Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Purchaser Parent, Purchaser, their Affiliates or Representatives or any other Person resulting from the sale and purchase of the Purchased Assets, or the Business to Purchaser Parent, Purchaser or their Affiliates or Purchaser Parent’s or Purchaser’s use of, or the use by any of their Affiliates or Representatives of, any information, including information, documents, projections, forecasts, business plans or other material (including any Evaluation Material (as defined in the Confidentiality Agreement)) made available to Purchaser Parent, Purchaser, their Affiliates or Representatives by any means, including in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller Parent, the other Sellers or any of their respective Affiliates or Representatives, or Purchaser Parent, Purchaser or their Affiliates or Representatives. Each of Seller Parent and the other Sellers and their respective Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Article IV or in any Ancillary Implementing Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither Seller Parent, the other Sellers nor any of their respective Affiliates makes any express or implied representation or warranty with respect to Excluded Assets, Retained Businesses or Retained Liabilities.

(b) Seller Parent acknowledges and agrees that, except for the representations and warranties contained in Article V or in any Ancillary Implementing Agreement, neither Purchaser Parent, Purchaser nor any of their respective Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Purchaser Parent, Purchaser or any of their respective Subsidiaries or Affiliates, the Purchaser Business or with respect to any other information provided, or made available, to Seller Parent or any of its Affiliates or Representatives in connection with the transactions contemplated hereby. Seller Parent acknowledges and agrees that, except to the extent expressly provided in this Agreement with respect to the representations and warranties contained in Article V or in any Ancillary Implementing Agreement, neither Purchaser Parent, Purchaser nor any of their respective Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Seller Parent or any of its Affiliates or Representatives or any other Person resulting from Seller Parent’s use of, or the use by any of its Affiliates or Representatives of any information, including information, documents, projections, forecasts, business plans or other material (including any Evaluation Material (as defined in the Confidentiality Agreement)) made available to Seller Parent or any of its Affiliates or Representatives by any means, including in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Purchaser Parent, Purchaser or any of their respective Affiliates or Representatives. Seller Parent acknowledges and agrees that it is not relying on any representation or warranty of Purchaser Parent, Purchaser, or any of their Affiliates or Representatives or any other Person, other than those representations and warranties specifically set forth in Article V or in any Ancillary Implementing Agreement. Seller

Parent acknowledges and agrees that each of Purchaser Parent and Purchaser and their respective Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in Article V or in any Ancillary Implementing Agreement. Seller Parent acknowledges and agrees that neither Purchaser Parent, Purchaser nor any of their respective Affiliates makes any express or implied representation or warranty with respect to the Purchaser Parent Retained Businesses or Purchaser Parent Retained Liabilities.

(c) Seller Parent acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, results of operations and projected operations of Purchaser and the Purchaser Business and the nature and condition of its properties, assets, liabilities and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article V or any Ancillary Implementing Agreement. In light of these inspections and investigations and the representations and warranties made to Seller Parent by Purchaser Parent in Article V or in any Ancillary Implementing Agreement, Seller Parent is relinquishing any right to any claim based on any representations and warranties other than those specifically included in Article V or in any Ancillary Implementing Agreement. Any claims Seller Parent may have for breach of representation or warranty shall be based solely on the representations and warranties of Purchaser Parent set forth in Article V or in any Ancillary Implementing Agreement.

(d) Seller Parent acknowledges that, except as explicitly set forth herein, neither Purchaser Parent, Purchaser nor any of their Affiliates has made any warranty, express or implied, as to the prospects of Purchaser or the Purchaser Business or their profitability, or with respect to any forecasts, projections or business plans or other information (including any Evaluation Material (as defined in the Confidentiality Agreement)) delivered to Seller Parent or any of its Affiliates or Representatives in connection with Seller Parent’s review of the Purchaser Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER PARENT

Except as set forth in the Purchaser Parent Disclosure Letter and in accordance with Section 10.8, Purchaser Parent hereby represents and warrants to Seller Parent and Purchaser as follows:

Section 5.1 Organization. Each of Purchaser Parent and Purchaser is validly existing and is a company duly incorporated and registered under the laws of England.

Section 5.2 Authority; Binding Effect.

(a) Purchaser Parent, Purchaser and each applicable Purchaser Designated Affiliate have all requisite corporate or other similar applicable power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party, and, subject to receipt of the Purchaser Parent Shareholder Approval, to perform their obligations hereunder and thereunder. The execution and delivery by Purchaser Parent and Purchaser of this Agreement and, subject to receipt of the Purchaser Parent Shareholder Approval, the performance by Purchaser Parent and Purchaser of their obligations hereunder have been, and the execution and delivery by Purchaser Parent, Purchaser and each Purchaser Designated Affiliate of each Ancillary Agreement to which it will be a party and the performance by Purchaser Parent, Purchaser and such Purchaser Designated Affiliates of their obligations thereunder have been or will have been as of the Closing, duly authorized by all requisite corporate or other similar applicable action. At a meeting duly called and held, the Board of Directors of Purchaser Parent has unanimously (i) approved this Agreement and the Sale and the other transactions contemplated hereby in accordance with applicable Law, (ii) directed that the Purchaser Parent Shareholder Circular be prepared and, subject to the approval of that circular by the UKLA, published in accordance with the terms of this Agreement, (iii) subject to the publication of the Purchaser Parent Shareholder Circular and Section 6.24(f), resolved that the Purchaser Parent Shareholder Meeting be convened for the purpose of obtaining the Purchaser Parent Shareholder Approval and (iv) resolved, subject to Section 6.24(f), to (1) unanimously recommend approval by Purchaser Parent’s shareholders of the Purchaser Parent Shareholder Approval Resolution to Purchaser Parent’s shareholders, including in the Purchaser Parent Shareholder Circular, without qualification, and (2) state in the Purchaser Parent Shareholder Circular that the Sale and the other transactions contemplated by this Agreement are, in the Board of Directors of the Purchaser Parent’s opinion, fair and reasonable so far as the Purchaser Parent shareholders are concerned and that the Board of Directors have been so advised by Citigroup Global Markets Limited and J.P. Morgan Securities plc (such recommendation and statement being together, the “Purchaser Parent Board Recommendation”). As of the date of this Agreement, the Board of Directors of Purchaser Parent has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions. The approval of the Sale and the other transactions contemplated by this Agreement by the holders of ordinary shares of Purchaser Parent, by way of approval of the Purchaser Parent Shareholder Approval Resolution at the Purchaser Parent Shareholder Meeting (the “Purchaser Parent Shareholder Approval”) is the only Approval required from the holders of Purchaser Parent’s ordinary shares or other securities of Purchaser Parent or its Affiliates in connection with the consummation of the Sale and the other transactions contemplated by this Agreement.

(b) Purchaser Parent, Purchaser and each Subsidiary of Purchaser has, or will have as of the Closing, all requisite corporate or other similar applicable power and authority to carry on its respective business as it pertains to the Purchaser Business as currently conducted and to own, lease and operate its properties and assets related to the Purchaser Business, except where the failure to have such power and authority would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business or prevent or reasonably be expected to prevent Purchaser Parent, Purchaser or any Purchaser Designated Affiliate from consummating the Closing prior to the Outside Date. Purchaser is duly qualified to do business and, where applicable, in good standing in each jurisdiction where the nature of its business or properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

(c) This Agreement has been duly executed and delivered by Purchaser Parent and Purchaser and, assuming this Agreement has been duly executed and delivered by Seller Parent, constitutes a legal, valid and binding obligation of Purchaser Parent and Purchaser, and each Ancillary Agreement will be as of the Closing duly executed and delivered by Purchaser Parent, Purchaser and each Purchaser Designated Affiliate which will be a party thereto and will, assuming such Ancillary Agreement has been duly executed and delivered by each Seller that will be a party thereto, constitute a legal, valid and binding obligation of Purchaser Parent, Purchaser and such Purchaser Designated Affiliate, in each case enforceable against Purchaser Parent, Purchaser and such Purchaser Designated Affiliate (as applicable) in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 5.3 Purchaser; Purchaser Subsidiaries; Capital Structure.

(a) As of the date hereof, the issued share capital of Purchaser is 63,500 ordinary shares. All of the issued ordinary shares of Purchaser have been validly issued, fully paid and non-assessable, and are not subject to, and were not issued in violation of, any preemptive right. The B Ordinary Shares, when issued in accordance with this Agreement at Closing, will be validly issued, fully paid and non-assessable, and will not be issued in violation of any preemptive right. As of the Closing, there will be no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which Purchaser is or may become obliged to issue, sell, purchase, return, redeem or otherwise acquire any of its shares, or any securities convertible into or exchangeable for its shares. As of the Closing, there will be no rights of first refusal, rights of first offer, voting trusts, shareholder agreements, proxies or other Contracts in effect with respect to the sale or voting of any of the shares of Purchaser. A wholly owned Subsidiary of Purchaser Parent owns legally and beneficially as of the date of this Agreement, and will own legally and beneficially as of immediately prior to the Closing, all of the issued shares in the capital of Purchaser, free and clear of all Liens except for Liens arising under applicable securities Laws. As of and immediately following the Closing, after giving effect to the Sale and the issuance of the Purchase Consideration, a wholly owned Subsidiary of Purchaser Parent will own legally and beneficially 680,000 A Ordinary Shares and 300,000 Preference Shares, and Seller Parent (or its applicable designee(s)) will own legally and beneficially 320,000 B Ordinary Shares, in each case on the terms and subject to the rights and restrictions set forth in the Restated Purchaser Articles of Association and the Purchaser Shareholders Agreement, which such shares shall together constitute the entire issued share capital of Purchaser, and there will be no other ordinary shares, preference shares or other equity interests, or warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which Purchaser is or may become obliged to issue, sell, purchase, return, redeem or otherwise acquire any shares, or any other equity interests, or any securities convertible into or exchangeable for shares, or any other equity interests, of Purchaser.

(b) Each Subsidiary of Purchaser is, or will be as of the Closing, a corporation, partnership or other legal entity duly organized and validly existing under the laws of its jurisdiction of organization, with all requisite corporate or other similar applicable power and authority to own, lease and operate its properties and assets and to carry on its respective business, as currently conducted, except where the failure to be so organized or existing or to have such power and authority would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business. Each Subsidiary of Purchaser is duly qualified to do business and, where applicable, in good standing in each jurisdiction where the nature of its business or properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business. Section 5.3(b) of the Purchaser Parent Disclosure Letter sets forth (i) the name and the jurisdiction of organization of each Subsidiary of Purchaser and (ii) the record owners of such outstanding equity interests. All of the issued and outstanding equity interests of each Subsidiary of Purchaser are validly issued, fully paid and, in the case of any Subsidiary of Purchaser which is a corporation, non-assessable, and are not subject to, and were not issued in violation of, any preemptive right. As of the Closing, there will be no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other commitments pursuant to which any Subsidiary of Purchaser is or may become obliged to issue, sell, purchase, return, redeem or otherwise acquire any equity interests of any Subsidiary of Purchaser, or any securities convertible into or exchangeable for any equity interests of any Subsidiary of Purchaser. As of the Closing, there will be no rights of first refusal, rights of first offer, voting trusts, stockholder agreements, proxies or other Contracts in effect with respect to the sale or voting of the equity interests of any Subsidiary of Purchaser. Purchaser or another wholly owned Subsidiary of Purchaser owns legally and beneficially, or will own legally and beneficially as of the Closing, all of the issued and outstanding equity interests of each Subsidiary of Purchaser, free and clear of all Liens except for Liens arising under applicable securities Laws. Except for the equity interests of the Subsidiaries of Purchaser, Purchaser and its Subsidiaries do not own any other equity interests of any Person.

Section 5.4 No Conflicts; Consents. Subject to the receipt of the Purchaser Parent Shareholder Approval, the execution, delivery and performance by Purchaser Parent and Purchaser of this Agreement and each Ancillary Implementing Agreement by Purchaser Parent, Purchaser or a Purchaser Designated Affiliate party to such Ancillary Implementing Agreement, and the consummation of the transactions contemplated hereby and thereby by Purchaser Parent, Purchaser and such Purchaser Designated Affiliate, do not and will not (a) violate any provision of the articles of association or equivalent organizational documents of Purchaser Parent, Purchaser or any of their Affiliates, (b) subject to obtaining the consents set forth in Section 5.4 of the Purchaser Parent Disclosure Letter, result in a violation of, or require the consent of any Person pursuant to, or conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (whether with or without the giving of notice or the lapse of time or both) of any right or obligation of (or to the loss of any benefit of) Purchaser Parent, Purchaser or any of their Affiliates under any Purchaser Material Contract or Purchaser Real Property Lease, or result in the imposition of a Lien on any assets, properties or rights, other than Purchaser Permitted Liens, relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries, or (c) assuming compliance with the matters set forth in Sections 4.5 and 5.5, violate or result in a breach of or constitute a default under any Law, Governmental Authorization or other restriction of any Governmental Authority to which Purchaser Parent, Purchaser or any of their Affiliates is subject, except, with respect to clauses (b) and (c), as would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business or prevent or reasonably be expected to prevent Purchaser Parent, Purchaser or any Purchaser Designated Affiliate from consummating the Closing prior to the Outside Date.

Section 5.5 Governmental Authorization. The execution, delivery and performance of this Agreement by Purchaser Parent and Purchaser and each Ancillary Implementing Agreement by any of Purchaser Parent, Purchaser or any Purchaser Designated Affiliate party thereto does not require any Approval of, or Filing with, any Governmental Authority, except for (a) the expiration or early termination of the applicable waiting period under the HSR Act, (b) the Approvals and Filings set forth in Section 5.5 of the Purchaser Parent Disclosure Letter, (c) Approvals and Filings which if not obtained or made would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business or prevent or reasonably be expected to prevent Purchaser Parent, Purchaser or any Purchaser Designated Affiliate from consummating the Closing prior to the Outside Date, and (d) the Approvals and Filings required due to the regulatory obligations of Seller Parent or any of its Subsidiaries.

Section 5.6 Financial Information.

(a) Section 5.6(a) of the Purchaser Parent Disclosure Letter contains copies of (i) the unaudited balance sheet of Purchaser Business as of September 30, 2018, June 30, 2018 and March 31, 2018 (the “Purchaser Working Capital Statements”) and (ii) the audited balance sheet of the Purchaser Business as of December 31, 2017, December 31, 2016, and December 31, 2015, and the related audited income statement for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 (the “Audited Purchaser Financial Statements”) (the foregoing clauses (i) and (ii) collectively, and together with any notes thereto, the “Purchaser Financial Statements”).

(b) Except as set forth in Section 5.6(b) of the Purchaser Parent Disclosure Letter or as noted in the Audited Purchaser Financial Statements, the Audited Purchaser Financial Statements were prepared in accordance with IFRS, on a consistent basis for each period presented and present a true and fair view of (x) the state of affairs of the Purchaser Business as of the dates therein specified and (y) the results of operations of the Purchaser Business for the periods indicated. The Purchaser Working Capital Statements were prepared using principles, procedures, policies and methods consistent in all material respects with those used in the preparation of the balance sheet of the Purchaser Business as of the Balance Sheet Date included in the Audited Purchaser Financial Statements.

(c) Except as set forth in Section 5.6(c) of the Purchaser Parent Disclosure Letter, the Purchaser Business does not have any Indebtedness or other Liabilities of any nature or kind whatsoever (whether accrued, known or unknown, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet of the Purchaser Business prepared in accordance with IFRS, except for (i) Liabilities accrued for, reflected on, disclosed and/or reserved against on the Purchaser Financial Statements, (ii) Liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business, (iii) Liabilities taken into account in the Final Closing Statement, Final Purchaser Working Capital or Final Purchaser Net Cash, (iv) Liabilities incurred in connection with or arising out of the transactions contemplated hereby, (v) Liabilities disclosed or set forth in the Purchaser Disclosure Letter and (vi) Liabilities which would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

Section 5.7 Absence of Material Changes. Except as otherwise contemplated by this Agreement and the transactions contemplated hereby (including in connection with the review of strategic alternatives with respect to the Purchaser Business), since December 31, 2017 (a) there has not been any Purchaser Material Adverse Effect and (a) until the date of this Agreement, the Purchaser Business has been operated, in all material respects, in the ordinary course of business.

Section 5.8 Securities Act. Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Purchaser acknowledges that the Shares are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act and applicable state and foreign securities Laws or pursuant to an applicable exemption therefrom. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 5.9 No Litigation. Except as set forth in Section 5.9 of the Purchaser Parent Disclosure Letter, there is no Action pending or, to the Knowledge of Purchaser Parent, threatened against Purchaser or any of its Subsidiaries, or against Purchaser Parent or any of its Affiliates relating to the Purchaser Business or any assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries, before any Governmental Authority or arbitration tribunal other than Actions which would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business. Neither Purchaser nor any of its Affiliates is subject to any outstanding Governmental Order which would, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

Section 5.10 Compliance with Laws. Except as set forth in Section 5.10 of the Purchaser Parent Disclosure Letter:

(a) Purchaser Parent and its Subsidiaries (including Purchaser and its Subsidiaries) are, and for the last three (3) years have been, in compliance with all Laws applicable to the ownership, lease or operation of the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries and the Purchaser Business, including (i) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §301 et seq. and applicable binding implementing regulations issued by the U.S. Food and Drug Administration, (ii) the applicable Laws of the European Union and applicable binding implementing regulations issued by applicable Governmental Authorities in those jurisdictions in the European Union in which the Purchaser Business markets, commercializes, distributes and sells Purchaser Products, or otherwise operates, or has marketed, commercialized, distributed or sold Purchaser Products, or otherwise operated, in the last three (3) years (including European Union’s Directive 95/46/EC, as amended, and Regulation EU 2016/679 (the General Data Protection Regulation), and any national implementing legislation of the foregoing) and (iii) the applicable Laws of any other jurisdiction in which the Purchaser Business markets, commercializes, distributes and sells Purchaser Products, or otherwise operates, or has marketed, commercialized, distributed or sold Purchaser Products, or otherwise operated, in the last three (3) years, except in the case of each of the foregoing clauses (i), (ii) and (iii) to the extent that the failure to comply therewith would not, individually or in the aggregate, be materially adverse to the Purchaser Business.

(b) Purchaser and its Subsidiaries collectively possess all Governmental Authorizations necessary for the conduct of the Purchaser Business, as currently conducted, and each such Governmental Authorization is in full force and effect, except where the failure to possess any such Governmental Authorization or the failure of such Governmental Authorization to be in full force and effect would not, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole.

Section 5.11 Product Registrations; Manufacturing Registrations; Regulatory Compliance; Product Liability and Recalls.

(a) Except with respect to Purchaser Environmental Permits (which are the subject of Section 5.12):

(i) Purchaser and its Subsidiaries own, possess or validly have the right to use all Governmental Authorizations required to research, develop, manufacture, market, commercialize, distribute, test, use, store and sell the Purchaser Products, except where the failure to so own, possess or validly have such right would not, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole;

(ii) All Purchaser Products sold under the Purchaser Product Registrations are manufactured and marketed in accordance with the specifications and standards contained in such Purchaser Product Registrations, and the applicable Purchaser Manufacturing Registrations, except where the failure to comply therewith would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business; and

(iii) Except as set forth in Section 5.11(a)(iii) of the Purchaser Parent Disclosure Letter, Purchaser or a Subsidiary of Purchaser is, or will be as of the Closing, the sole and exclusive owner of each Purchaser Product Registration and Purchaser Manufacturing Registration.

(b) Except as set forth in Section 5.11(b) of the Purchaser Parent Disclosure Letter, there is no Action pending, or, to the Knowledge of Purchaser Parent, threatened, against Purchaser or any of its Subsidiaries or relating to the Purchaser Business or any assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries (i) arising from complaints, allegations or Actions relating to any injury to person or property or as a result of ownership, possession, provision or use of any of the Purchaser Products that were manufactured, processed, distributed, shipped or sold prior to the date of this Agreement or (ii) relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to the Purchaser Products, except in the case of each of the foregoing clauses (i) and (ii), for Actions which would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

(c) Except as set forth in Section 5.11(c) of the Purchaser Parent Disclosure Letter, since January 1, 2016, there have been no recalls or market withdrawals of Purchaser Products and, to the Knowledge of Purchaser Parent, no facts or circumstances exist that would reasonably be expected to result in recalls or market withdrawals of Purchaser Products that would, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

(d) Notwithstanding any other provision of this Agreement, this Section 5.11 sets forth the sole and exclusive representations and warranties of Purchaser Parent with respect to Purchaser Product Registrations and Purchaser Manufacturing Registrations, products liability and product recalls, and the other regulatory matters described in this Section 5.11.

Section 5.12 Environmental Matters. Except as set forth in Section 5.12 of the Purchaser Parent Disclosure Letter:

(a) (i) Purchaser Parent and its Subsidiaries (in each case, with respect to the Purchaser Business), Purchaser and its Subsidiaries, the Purchaser Business (as currently or formerly conducted), the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries, and the Purchaser Real Property are and have been since January 1, 2016 in compliance with all applicable Environmental Laws and Governmental Authorizations required under Environmental Law (including Purchaser Environmental Permits); (ii) neither Purchaser Parent nor its Subsidiaries (in each case, with respect to the Purchaser Business or the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries) are undertaking or required to undertake any Remedial Action at the Purchaser Facilities or any property formerly owned, leased or operated by Purchaser or its Subsidiaries (or any of their respective predecessors) or by the Purchaser Business (as currently or formerly conducted); and (iii) since January 1, 2016, neither Purchaser Parent nor its Subsidiaries has received written notice from a Governmental Authority or other Person that it is subject to any unresolved enforcement action or Liability with respect to Purchaser or its Subsidiaries, the Purchaser Business (as currently or formerly conducted), the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries, or the Purchaser Facilities under any applicable Environmental Laws or Purchaser Environmental Permits, except for such noncompliance, Remedial Actions, Liabilities or enforcement actions that would not, individually or in the aggregate, be materially adverse to the Purchaser Business;

(b) all Governmental Authorizations (including Purchaser Environmental Permits) required of Purchaser Parent and its Subsidiaries (in each case, with respect to the Purchaser Business or the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries) under all applicable Environmental Laws have been obtained and are held by Purchaser or a Subsidiary of Purchaser, except for such failures to obtain as would not, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole; and

(c) no Actions or written claims are pending or, to the Knowledge of Purchaser Parent, threatened against Purchaser Parent or its Subsidiaries (in each case, with respect to the Purchaser Business or the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries) arising from or as a result of, and there have been no (i) exposures to Hazardous Materials, including on, in, under, about or from the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries or at the Purchaser Facilities, (ii) Releases of Hazardous Materials, including at, on, in, under, or from any assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries or from any Purchaser Facilities, (iii) off-site treatment, storage or disposal of Hazardous Materials generated by the Purchaser Business (as currently or formerly conducted), Purchaser Parent or its Subsidiaries (with respect to the Purchaser Business) or Purchaser or its Subsidiaries or (iv) any violations of any Environmental Laws arising, directly or indirectly, in connection with the Purchaser Business (as currently or formerly conducted) or any of the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries or Purchaser Facilities, in each case that has resulted or would result in Environmental Liability, except for such claims, Actions, Environmental Liabilities or investigations that would not, individually or in the aggregate, be materially adverse to the Purchaser Business.

(d) Notwithstanding any other provision of this Agreement, the representations and warranties set forth in this Section 5.12 are the sole and exclusive representations and warranties of Purchaser Parent with respect to Environmental Laws, Purchaser Environmental Permits, Environmental Liabilities, Hazardous Materials and other environmental matters.

Section 5.13 Material Contracts.

(a) Except (x) for Contracts entered into after the date of this Agreement, (y) for intercompany agreements solely between or among Purchaser (or any of its Subsidiaries) and any of its Subsidiaries or that shall be terminated as of or prior to the Closing Date in accordance with Section 6.7 or (z) as set forth in Section 5.13(a) of the Purchaser Parent Disclosure Letter, neither Purchaser Parent nor any of its Affiliates is a party to or bound by any Contract in effect as of the date hereof that is material to Purchaser or the Purchaser Business, taken as a whole (a “Purchaser Material Contract”).

(b) Except as set forth in Section 5.13(b) of the Purchaser Parent Disclosure Letter, (i) except as would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business, each Purchaser Material Contract is legal, valid and binding on Purchaser or its Subsidiary that is a party thereto and, to the Knowledge of Purchaser Parent, each other party thereto, and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), and (ii) neither Purchaser Parent nor any of its Affiliates or, to the Knowledge of Purchaser Parent, any other party thereto, is in breach of, or default under, any such Purchaser Material Contract, except for such breaches or defaults as would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business. Neither Purchaser nor any of its Subsidiaries is a party to or bound by any Contract that contains any non-compete or similar provision that would materially limit or impair Seller Parent or any of the Retained Subsidiaries’ ability to operate the Retained Businesses after the Closing.

(c) Section 5.13(c) of the Purchaser Parent Disclosure Letter lists all material Purchaser Related Party Contracts.

Section 5.14 Intellectual Property.

(a) To the Knowledge of Purchaser Parent (but only as to validity and enforceability), as of the date of this Agreement, except as would not, individually or in the aggregate, be materially adverse to the Purchaser Business, all issued Patent Rights, pending applications for Patent Rights, registered Trademarks, pending Trademark registration applications and registered Copyrights that are included in the Purchaser IP (collectively, the “Registered Purchaser IP”) are in effect and subsisting, and, if registered, not invalid or unenforceable. The Purchaser Trademark Rights, together with Trademarks that are licensed to Purchaser or its Subsidiaries by Purchaser Parent or its Subsidiaries or by a third party, include all of the Purchaser Key Brands.

(b) All material Purchaser IP and Purchaser Licensed IP shall be, following the Closing, transferable and licensable (or sublicensable as the case may be) by Purchaser and its Subsidiaries, without payment of any kind to Purchaser Parent or any Affiliate of Purchaser Parent, as may be needed in the ordinary course of the operation of the Purchaser Business, and shall be fully transferable, assignable and assumable, as the case may be, without payment of any kind to Purchaser Parent or any Affiliate of Purchaser Parent, in connection with a change of control (that constitutes an assignment) of Purchaser or any Listing Transaction (as defined in the Purchaser Shareholders Agreement) or the sale of substantially all of the assets of a business unit of Purchaser to the extent such Purchaser IP or Purchaser Licensed IP is related to such business unit.

(c) Except as would not, individually or in the aggregate, be materially adverse to the Purchaser Business, and taking into account Section 6.22, the Purchaser IP and the Purchaser Licensed IP constitutes all of the Intellectual Property owned by either Purchaser Parent or any of its Subsidiaries or Purchaser or any of its Subsidiaries that is used or held for use in, or that is necessary for, the conduct of the Purchaser Business as conducted as of the date of this Agreement. The operation of the Purchaser Business immediately following the Closing will not infringe any of Purchaser Parent’s or any of its Affiliates’ Intellectual Property.

(d) Except as would not, individually or in the aggregate, be materially adverse to the Purchaser Business, (x) the conduct of the Purchaser Business does not, to the Knowledge of Purchaser Parent, infringe, misappropriate or otherwise violate the Intellectual Property of any Person and (y) as of the date of this Agreement, there is no Action pending or, to the Knowledge of Purchaser Parent, threatened in writing against Purchaser Parent or any of its Affiliates (i) alleging any such infringement, misappropriation, or other violation, or (ii) challenging the validity, enforceability, ownership, use, registrability, or patentability of the Purchaser IP, other than ordinary course prosecution proceedings associated with the application for or registration of Registered Purchaser IP.

(e) Except as would not, individually or in the aggregate, be materially adverse to the Purchaser Business, as of the date of this Agreement, to the Knowledge of Purchaser Parent, no Person is infringing, misappropriating or otherwise violating any Purchaser IP and as of the date of this Agreement, no such Actions are pending or, to the Knowledge of Purchaser Parent, threatened against any Person by Purchaser Parent or any of its Affiliates.

(f) Purchaser or its Subsidiaries, as applicable, are the sole legal owners of all Registered Purchaser IP that is owned or purported to be owned by Purchaser or its Subsidiaries. None of the Registered Purchaser IP or any other material Purchaser IP is subject to any Lien, other than Purchaser Permitted Liens.

(g) Since January 1, 2016, to the Knowledge of Purchaser Parent, there (i) have been no failures of the Purchaser IT Systems that have materially and adversely impacted the conduct of the Purchaser Business and (ii) has been no unauthorized access, loss, use or breach of security with respect to the Purchaser IT Systems or any material sensitive, confidential or proprietary information (including personally identifiable information) relating to the Purchaser Business that have materially and adversely impacted the Purchaser Business.

(h) Except for the Trademarks licensed by Purchaser Parent or any of its Subsidiaries (other than Purchaser and its Subsidiaries) to Purchaser or any of its Subsidiaries under a Purchaser Ancillary Agreement (the “Purchaser Licensed Trademark Rights”), and taking into account Section 6.22, as of the Closing Date, the Purchaser Trademark Rights will include all material Trademarks under which the Purchaser Business operates that are owned by Purchaser Parent or any Subsidiary of Purchaser Parent. The Purchaser Licensed Trademark Rights are licensed to Purchaser or one or more of its Subsidiaries by Purchaser Parent or its Subsidiaries (other than Purchaser and its Subsidiaries) on a perpetual, royalty free basis, and such license is (i) exclusive in the field in which the Purchaser Business operates (subject to limited exceptions to exclusivity for brands managed by Purchaser Parent’s Affiliates’ pharmaceutical division, rights granted to third parties prior to the date licensed to Purchaser Parent, brands used for both prescription and non-prescription products, and products switched from prescription to non-prescription sales) and (ii) non-terminable solely due to a change of control of Purchaser or the occurrence of any Listing Transaction (as defined in the Purchaser Shareholders Agreement) and assignable, without restriction, on the sale of substantially all of the assets of a business unit of Purchaser to the extent such Purchaser Licensed Trademarks is related to such business unit.

(i) Notwithstanding any provision of this Agreement to the contrary, except with respect to Section 5.7, Section 5.13, and this Section 5.14 sets forth the sole and exclusive representations and warranties of Purchaser Parent with respect to Intellectual Property.

Section 5.15 Real Property.

(a) Except as set forth in Section 5.15(a)(i) of the Purchaser Parent Disclosure Letter, Purchaser or a Subsidiary of Purchaser has insurable title in fee simple to the Owned Purchaser Real Property, free and clear of any Liens, other than Purchaser Permitted Liens. Except as set forth in Section 5.15(a)(ii) of the Purchaser Parent Disclosure Letter or as would not, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole, neither Purchaser Parent nor any of its Subsidiaries is leasing or otherwise granting to any third party the right to use or occupy any Owned Purchaser Real Property or any portion thereof.

(b) Except as set forth in Section 5.15(b)(i) of the Purchaser Parent Disclosure Letter, Purchaser or a Subsidiary of Purchaser has a valid leasehold interest and valid and continuing right to use and occupy each Leased Purchaser Real Property pursuant to a Purchaser Real Property Lease. Except (x) as set forth in Section 5.15(b)(ii) of the Purchaser Parent Disclosure Letter or (y) as would not, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole, (i) each Purchaser Real Property Lease is legal, valid and binding on Purchaser or its Subsidiary party thereto and, to the Knowledge of Purchaser Parent, each other party thereto and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), (ii) neither Purchaser Parent nor any of its Subsidiaries or, to the Knowledge of Purchaser Parent, any other party thereto, is in breach of, or default under, any such Purchaser Real Property Lease and (iii) neither Purchaser Parent nor any of its Subsidiaries is leasing or otherwise granting to any third party the right to use or occupy any Purchaser Leased Real Property or any portion thereof.

(c) Except as set forth in Section 5.15(c) of the Purchaser Parent Disclosure Letter, (i) no certificate, permit or license from any Governmental Authority having jurisdiction over any of the Purchaser Real Property, or any Contract, easement or other right which is necessary to permit the lawful occupancy of the buildings and improvements on any of the Purchaser Real Property or which is necessary to permit the lawful use of all driveways, roads and other means of egress and ingress to and from any of the Purchaser Real Property, in each case, with respect to the Purchaser Business, has not been obtained or, to the Knowledge of Purchaser Parent, is not in full force and effect, which would, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole, and (ii) neither Purchaser Parent or any of its Subsidiaries (in respect of the Purchaser Business) or Purchaser or its Subsidiaries has received any written notice from any Governmental Authority that the Purchaser Real Property is currently in violation of any applicable Law that would, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole.

(d) Section 5.15(d)(i) of the Purchaser Parent Disclosure Letter sets forth each manufacturing and research and development facility at which Purchaser Products are manufactured or developed that is owned or operated by Purchaser Parent or its Subsidiaries (the “Purchaser Facilities”). Except as set forth in Section 5.15(d)(ii) of the Purchaser Parent Disclosure Letter, Purchaser or a Subsidiary of Purchaser has insurable title in fee simple to, or a valid leasehold interest and valid and continuing right to use and occupy, each Purchaser Facility.

Section 5.16 Assets.

(a) Except as otherwise provided in this Agreement or as would not, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole, Purchaser or its Subsidiaries have, or will have as of the Closing, good and valid title to, or other legal rights to possess and use, all of the assets, properties and rights Relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries, free and clear of any Liens other than Purchaser Permitted Liens.

(b) Except as set forth in Section 5.16(b) of the Purchaser Parent Disclosure Letter and as would not, individually or in the aggregate, materially impair the operations of Purchaser or the Purchaser Business, taken as a whole (assuming all consents and Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained; provided, that no such assumption shall be made to the extent Purchaser Parent is not in compliance with its obligations under Section 2.2 or Section 6.3 of this Agreement), together with the benefits, services, assets, licenses, sublicenses and other rights and benefits to be provided to Purchaser and its Subsidiaries pursuant to this Agreement, the Ancillary Agreements and the Purchaser Ancillary Agreements, the assets, properties and rights owned, or leased and licensed from third parties, by Purchaser or its Subsidiaries do and will following the Closing, in the aggregate, constitute all of the assets either used in or necessary for Purchaser and its Subsidiaries to conduct the Purchaser Business as conducted as of the date of this Agreement and as of the Closing.

(c) Except as set forth in Section 5.16(c) of the Purchaser Parent Disclosure Letter, there are no material assets, properties or rights that are used or held for use by Purchaser or any Subsidiary of Purchaser or necessary for the conduct of the Purchaser Business and owned or controlled by Purchaser Parent or any Affiliate of Purchaser Parent (other than Purchaser or a Subsidiary of Purchaser).

(d) Purchaser and its Subsidiaries are not, or will not at Closing be, directly or indirectly, engaged in any Purchaser Parent Retained Businesses, and do not, or will not at Closing, hold and are not, or will not at Closing be, subject to any Purchaser Parent Retained Liability or assets, properties and rights not relating to the Purchaser Business (other than non-material or ministerial liabilities, assets, rights or properties).

Section 5.17 Taxes.

(a) All income and other material Tax Returns that are required to be filed by (i) Purchaser or any Subsidiary of Purchaser or (ii) in respect of the Purchaser Business have, in each case, been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material Taxes required to be paid by (i) Purchaser or any Subsidiary of Purchaser or (ii) in respect of the Purchaser Business have, in each case, been timely paid (taking into account any applicable extensions).

(c) Purchaser and its Subsidiaries, and Purchaser Parent and its Subsidiaries with respect to the Purchaser Business, have deducted or withheld and paid over to the applicable Taxing Authority all material Taxes required to have been deducted or withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Purchaser and each of its Subsidiaries, and Purchaser Parent and each of its Subsidiaries with respect to the Purchaser Business, has (if required by any applicable Laws to do so) provided appropriate certificates of deduction.

(d) There are no Liens for material Taxes upon any of the assets relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries, except for Purchaser Permitted Liens.

(e) Within the past three (3) years, neither Purchaser nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(f) There are no current or pending audits, examinations, contests or other Actions with respect to material Taxes of Purchaser or any Subsidiary of Purchaser or of Purchaser Parent or any of its Subsidiaries with respect to the Purchaser Business, and no such audits, examinations, contests or other Actions have been threatened in writing.

(g) There are no outstanding powers of attorney granted by Purchaser or any Subsidiary of Purchaser with respect to material Taxes for any taxable period beginning after the Closing Date, other than powers of attorney granted to Purchaser or another Subsidiary of Purchaser.

(h) Neither Purchaser nor any Subsidiary of Purchaser is party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement solely between or among Purchaser and/or any of the Subsidiaries of Purchaser and (y) provisions contained in commercial agreements or arrangements the primary purpose of which is not Taxes (including employment agreements, credit agreements, leases and supply or manufacturing agreements)).

(i) Neither Purchaser nor any Subsidiary of Purchaser is or has been party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4. Neither Purchaser nor any Subsidiary of Purchaser has at any time entered into or been engaged in or been a party to or promoter of any scheme, transaction or arrangement which was required by Law to be specifically disclosed to a Taxing Authority or a main or dominant purpose or object of which was the avoidance or deferral of or the obtaining of a reduction in or other advantage in respect of any Taxes.

(j) In the last three (3) years, no claim has been made in writing by any Taxing Authority in any jurisdiction in which Purchaser or any Subsidiary of Purchaser, or Purchaser Parent or any of its Subsidiaries with respect to the Purchaser Business, does not file income or franchise Tax Returns to the effect that such entity is or may be subject to income or franchise taxation by such jurisdiction.

(k) Neither Purchaser nor any Subsidiary of Purchaser will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing, (ii) “closing agreement” executed prior to the Closing, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code entered into or existing prior to the Closing, (iv) prepaid amount received on or prior to the Closing, (v) election under Section 108(i) of the Code made prior to the Closing or (vi) installment sale or open transaction disposition occurring on or before the Closing Date.

(l) Neither entering into this Agreement nor consummating the transactions contemplated hereby, nor, so far as the Purchaser or Purchaser Parent is aware, will give rise to any other event, transaction, action, or circumstance Liability for Tax or result in the withdrawal or clawback of any Tax Benefit for Purchaser or any Subsidiary of Purchaser as a result of Purchaser or any Subsidiary of Purchaser ceasing to be a member of a group with any other Person for Tax purposes.

(m) Notwithstanding any other provision of this Agreement, the representations and warranties set forth in this Section 5.17 and Section 5.18 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of Purchaser Parent with respect to Taxes.

Section 5.18 Employee Benefits; Employees.

(a) Set forth in Section 5.18(a) of the Purchaser Parent Disclosure Letter is a true and complete list of each material Purchaser Group Plan and Foreign Purchaser Group Plan categorized by (i) whether the Purchaser Group Plan or Foreign Purchaser Group Plan is a Purchaser Business Plan and (ii) the country or countries for which such Purchaser Group Plan or Foreign Purchaser Group Plan provides benefits. No Purchaser Business Plan provides benefits to, or otherwise covers, any individual who is not a Purchaser Business Employee, Former Purchaser Business Employee, or the dependents or beneficiaries thereof.

(b) With respect to each material Purchaser Business Plan (other than Foreign Purchaser Group Plans that are not defined benefit pension plans), Purchaser Parent has made available to Seller Parent, prior to the date of this Agreement, true and complete copies of (i) each such plan’s governing document and any amendments thereto (or a written summary of all material terms if the plan has not been reduced to writing) and (ii) any applicable Plan Regulatory or Funding Documents. In addition, within thirty (30) days following the date hereof, with respect to each (x) material Purchaser Business Plan that is a Foreign Purchaser Group Plan, Purchaser Parent shall make available to Seller Parent true and complete copies of the documents contemplated by the immediately preceding sentence, and (y) each other material Purchaser Group Plan or Foreign Purchaser Group Plan for which Purchaser or its Subsidiaries has any Liability, Purchaser Parent shall make available to Seller Parent summaries of the material terms of such plans, the most recent summary plan description (if any) and excerpts or summaries of the actuarial reports for such plans to the extent relevant to the Liabilities of Purchaser or its Subsidiaries. Purchaser Parent has made available to Seller Parent, on or prior to the date of this Agreement, a summary that is accurate in all material respects of the value of the assets and Liabilities of all Purchaser Business Plans that are defined benefit pension plans as of the end of the 2017 fiscal year of Purchaser Parent.

(c) The IRS has issued a favorable determination letter, or for a prototype plan, opinion letter, with respect to each Purchaser Business Plan intended to be qualified within the meaning of Section 401(a) of the Code or, if no such determination has been made, either an application for such determination is pending with the IRS or the time within which such determination may be sought from the IRS has not yet expired, and, to the Knowledge of Purchaser Parent, nothing has occurred since the date of such determination or opinion that would reasonably be expected to result in disqualification of such Purchaser Business Plan. Each Purchaser Business Plan that is intended to qualify for any particular tax or regulatory treatment under the Laws of a country other than the United States (i) has received documentation of such qualification from a Governmental Authority (if available), and, to the Knowledge of Purchaser Parent, nothing has occurred since the date of such documentation that would reasonably be expected to result in disqualification of such Purchaser Business Plan or (ii) if such documentation is not available, to the Knowledge of Purchaser Parent, so qualifies.

(d) No Purchaser Group Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, nor is any Purchaser Business Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. Neither Purchaser nor its Subsidiaries (or any assets of Purchaser or its Subsidiaries) is subject to a lien under Section 430(k) of the Code or Section 4068 of ERISA, and neither Purchaser Parent nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA (other than premium payments to the Pension Benefit Guaranty Corporation in the ordinary course) or Section 4971 of the Code which has not been and will not be fully paid as of the Closing. None of Purchaser, its Subsidiaries or the Purchaser Business has as of the date of this Agreement, or will have as of the Closing, any Liability in respect of post-employment or post-retirement medical, health or life insurance benefits for any current or former employees, except as required by applicable Law or to avoid excise tax under Section 4980B of the Code. Except as set forth on Section 5.18(d) of the Purchaser Parent Disclosure Letter, no Purchaser Group Plan or Foreign Purchaser Group Plan is a defined benefit pension plan.

(e) Each Purchaser Group Plan and Foreign Purchaser Group Plan (other than a Purchaser Business Plan) has been maintained, operated, funded and administered in compliance in all respects with its terms and applicable Law, except for such instances of noncompliance that would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business. Each Purchaser Business Plan has been established, maintained, funded and administered in compliance in all material respects its terms and applicable Law. All material contributions or premiums with respect to each Purchaser Business Plan have been paid or deducted in a timely fashion and there are no material outstanding defaults or violations thereunder that have not been properly recorded in the Purchaser Financial Statements. Other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or threatened against or involving any Purchaser Group Plan or Foreign Purchaser Group Plan or asserting any rights to or claims for benefits under any Purchaser Group Plan or Foreign Purchaser Group Plan, except for such actions that have not had and would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

(f) Except as set forth in Section 5.18(f) of the Purchaser Parent Disclosure Letter: (i) none of Purchaser or its Subsidiaries (or employers of Purchaser Business Employees other than Purchaser or its Subsidiaries) recognize a labor union (in the case of employers that are not Purchaser or its Subsidiaries, excluding any labor union that does not represent the Purchaser Business Employees) and none of the Purchaser Business Employees are represented by any labor organization, works council or consultation body (other than industry-wide or national labor organizations) or subject to, or covered by, the terms of any material Collective Bargaining Agreement in connection with their services to the Purchaser Business, (ii) no labor union, labor organization, works council or consultation body has made a demand for recognition or certification, and there are no representation or certification proceedings, union elections or, to the Knowledge of Purchaser Parent, union organizing activities pending or threatened in writing with respect to the Purchaser Business or Purchaser or its Affiliates with respect to the Purchaser Business, (iii) there are no pending or threatened in writing strikes, lockouts, work stoppages or slowdowns involving the Purchaser Business Employees or against the Purchaser Business or Purchaser or its Affiliates with respect to the Purchaser Business and (iv) there is no unfair labor practice charge, labor arbitration or labor grievance proceeding pending or threatened in writing against the Purchaser Business or Purchaser or its Affiliates with respect to the Purchaser Business that would, in the case of the foregoing clauses (iii) and (iv), individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business. As of the date hereof, Purchaser Parent has provided copies to Seller Parent of all material Collective Bargaining Agreements applicable to Purchaser Business Employees, the Purchaser Business or Purchaser or its Subsidiaries. Purchaser Parent, Purchaser and their respective Subsidiaries have satisfied any material pre-signing requirement to provide notice to, or enter into any information and consultation procedure with, any labor union, labor organization, works council or consultation body in connection with the execution of this Agreement or the transactions contemplated by this Agreement as required by any Contract or Laws.

(g) As of the Closing, Purchaser Parent represents that each Purchaser Business Employee devotes, and has devoted seventy percent (70%) or more of his or her working time in the last twelve (12) months (or such shorter period he or she has been employed by Purchaser Parent and its Affiliates) to performing services on behalf of the Purchaser Business.

(h) Except as required by plans, programs, or arrangements required to be maintained or contributed to by the Laws of a non-U.S. jurisdiction, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event), will cause any (i) payments to become due or payable to any Purchaser Business Employee, Former Purchaser Business Employee, current or former consultant or director, (ii) acceleration, vesting or increase in any compensation or benefits to any Purchaser Business Employee, Former Purchaser Business Employee, current or former consultant or director, or (iii) Purchaser or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Purchaser Business Plan, or limit or restrict in any material respect the right of Purchaser or any of its Affiliates to amend, terminate or transfer the assets of any Purchaser Business Plan. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will constitute a “change in ownership or control” or “change in effective control” of Purchaser Parent within the meaning of Section 280G of the Code. Neither Purchaser nor any of its Subsidiaries is party to any plan, program, policy or arrangement providing for the “gross-up” or other compensation to any individual because of the imposition of any Tax on any payment to the individual related to Section 4999 or Section 409A of the Code.

Section 5.19 Global Trade Controls; Anti-Corruption Matters.

(a) Purchaser Parent and its Subsidiaries (with respect to the Purchaser Business) and Purchaser and its Subsidiaries, as well as their respective directors, officers, and employees, are in compliance with all Global Trade Control Laws, including possession of and compliance with Governmental Authorizations required by Global Trade Control Laws, except for such noncompliance as would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

(b) Purchaser and its Subsidiaries and, with respect to the Purchaser Business, Purchaser Parent and its other Subsidiaries, do not engage in any business with, or use, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in any Restricted Market except as permitted by Governmental Authorization, except as would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business.

(c) None of Purchaser or its Subsidiaries or, with respect to the Purchaser Business, Purchaser Parent or its other Subsidiaries, nor any of their respective directors, officers, and employees, is a Restricted Party or owned or controlled by a Restricted Party.

(d) To Purchaser Parent’s Knowledge, Purchaser and its Subsidiaries, and Purchaser Parent and its other Subsidiaries (with respect to the Purchaser Business), as well as their respective directors, officers, and employees are in compliance with all Anti-Corruption Laws, except for such noncompliance as would not, individually or in the aggregate, be materially adverse to Purchaser or the Purchaser Business. For purposes of this Section 5.19 only, “Purchaser Parent’s Knowledge” means that the conduct giving rise to the noncompliance with or violation of Anti-Corruption Law was reported to the Compliance Division (or similar responsible group or body) of Purchaser Parent and such conduct is or was the subject of an investigation by it on or prior to the Closing Date.

(e) Notwithstanding any other provision of this Agreement, the representations and warranties set forth in this Section 5.19 are the sole and exclusive representations and warranties of Purchaser Parent with respect to Global Trade Control Laws and Anti-Corruption Laws.

Section 5.20 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser Parent or its Affiliates for which Purchaser or any of its Subsidiaries would be liable. Purchaser Parent is solely responsible for the fees and expenses of Citigroup Global Markets Limited, J.P. Morgan Securities plc and Greenhill & Co., which shall be a Purchaser Parent Transaction Expense hereunder.

Section 5.21 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article V or in any Ancillary Implementing Agreement, neither Purchaser Parent nor Purchaser nor any of their respective Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Purchaser Parent or Purchaser or any of their respective Subsidiaries or Affiliates, the Purchaser Business or with respect to any other information provided, or made available, to Seller Parent or any of its Affiliates or Representatives in connection with the transactions contemplated hereby. Except as expressly set forth in the representations and warranties contained in this Article V or in any Ancillary Implementing Agreement, neither Purchaser Parent nor Purchaser nor any of their respective Affiliates, Representatives or any other Person has made any representation or warranty, express or implied, as to the prospects of Purchaser or the Purchaser Business or their profitability, or with respect to any forecasts, projections or business plans or other information (including any Evaluation Material (as defined in the Confidentiality Agreement)) delivered to Seller Parent or any of its Affiliates or Representatives in connection with Seller Parent’s review of Purchaser or the Purchaser Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information. Except to the extent expressly provided in this Agreement with respect to the representations and warranties contained in this Article V or in any Ancillary Implementing Agreement, neither Purchaser Parent nor Purchaser nor any of their respective Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Seller Parent, its Affiliates or Representatives or any other Person resulting from Seller Parent’s use of, or the use by any of its Affiliates or Representatives of, any information, including information, documents, projections, forecasts, business plans or other material made available to Seller Parent, its Affiliates or Representatives by any means, including in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Purchaser Parent, Purchaser or any of their respective Affiliates or Representatives. Each of Purchaser Parent, Purchaser and their respective Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Article V or in any Ancillary Implementing Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither Purchaser Parent, Purchaser nor any of their respective Affiliates makes any express or implied representation or warranty with respect to the Purchaser Parent Retained Businesses or Purchaser Parent Retained Liabilities.

(b) Purchaser Parent and Purchaser acknowledge and agree that, except for the representations and warranties contained in Article IV or in any Ancillary Implementing Agreement, neither Seller Parent, the other Sellers nor any of their respective Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller Parent, the other Sellers, the Conveyed Subsidiaries or any of their respective Subsidiaries or Affiliates, the Purchased Assets, the Business or with respect to any other information provided, or made available, to Purchaser Parent, Purchaser or any of their respective Affiliates or Representatives in connection with the transactions contemplated hereby. Purchaser Parent and Purchaser acknowledge and agree that, except to the extent expressly provided in this Agreement with respect to the representations and warranties contained in Article IV or in any Ancillary Implementing Agreement, neither Seller Parent, the other Sellers nor any of their respective Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Purchaser Parent, Purchaser, any of their respective Affiliates or Representatives or any other Person resulting from the sale and purchase of the Purchased Assets or the Business to Purchaser Parent, Purchaser or their Affiliates or Purchaser Parent’s or Purchaser’s use of, or the use by any of their respective Affiliates or Representatives of any information, including information, documents, projections, forecasts, business plans or other material (including any Evaluation Material (as defined in the Confidentiality Agreement)) made available to Purchaser Parent, Purchaser, any of their respective Affiliates or Representatives by any means, including in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller Parent, the other Sellers or any of their respective Affiliates or Representatives. Purchaser Parent and Purchaser acknowledge and agree that they are not relying on any representation or warranty of Seller Parent, the other Sellers, or any of their Affiliates or Representatives or any other Person, other than those representations and warranties specifically set forth in Article IV or in any Ancillary Implementing Agreement. Purchaser Parent and Purchaser acknowledge and agree that each of Seller Parent and the other Sellers and their respective Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in Article IV or in any Ancillary Implementing Agreement. Purchaser Parent and Purchaser acknowledge and agree that neither Seller Parent, the other Sellers nor any of their respective Affiliates makes any express or implied representation or warranty with respect to Excluded Assets, Retained Businesses or Retained Liabilities.

(c) Purchaser Parent and Purchaser acknowledge that they have conducted to their satisfaction an independent investigation of the financial condition, results of operations and projected operations of the Business and the nature and condition of its properties, assets, liabilities and businesses and, in making the determination to proceed with the transactions contemplated hereby, have relied solely on the results of their own independent investigation and the representations and warranties set forth in Article IV or any Ancillary Implementing Agreement. In light of these inspections and investigations and the representations and warranties made to Purchaser Parent and Purchaser by Seller Parent in Article IV or in any Ancillary Implementing Agreement, Purchaser Parent and Purchaser are relinquishing any right to any claim based on any representations and warranties other than those specifically included in Article IV or in any Ancillary Implementing Agreement. Any claims Purchaser Parent or Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Seller Parent set forth in Article IV or in any Ancillary Implementing Agreement.

(d) Purchaser Parent and Purchaser acknowledge that, except as explicitly set forth herein, neither Seller Parent nor any of its Affiliates has made any warranty, express or implied, as to the prospects of the Business or its profitability for Purchaser, or with respect to any forecasts, projections or business plans or other information (including any Evaluation Material (as defined in the Confidentiality Agreement)) delivered to Purchaser Parent or Purchaser or any of their respective Affiliates or Representatives in connection with Purchaser Parent’s and Purchaser’s review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information.

ARTICLE VI

COVENANTS

Section 6.1 Information and Documents.

(a) From and after the date of this Agreement and to the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.1, to the extent permitted by applicable Law and upon reasonable advance notice, and solely for purposes of integration planning or in furtherance of the transactions contemplated by this Agreement and the Ancillary Agreements, (1) Seller Parent shall, and shall cause its Subsidiaries to, permit Purchaser Parent and its Representatives to have reasonable access, during normal business hours, to the books and records that constitute Purchased Assets, and to such personnel, offices and other facilities and properties that constitute Purchased Assets, and to provide such other information in respect of the Business as may be reasonably requested by Purchaser Parent for such purposes and (2) Purchaser Parent shall, and shall cause its Subsidiaries to, permit Seller Parent and its Representatives to have reasonable access, during normal business hours, to the books and records of Purchaser and its Subsidiaries or that are related to the Purchaser Business (provided that Purchaser Parent may redact any information in any such record not related to the Purchaser Business), and to such personnel, offices and other facilities and properties of Purchaser and its Subsidiaries or that are related to the Purchaser Business, and to provide such other information in respect of the Purchaser Business as may be reasonably requested by Seller Parent for such purposes; provided that all requests for access pursuant to this Section 6.1 shall be directed to and coordinated with a person or persons designated by Seller Parent or Purchaser Parent, as applicable, in writing; provided, further, that each Parent and its Subsidiaries may restrict the foregoing access or the provision of such information to the extent that, in the reasonable judgment of such Parent, (i) applicable Law requires such Parent or any of its Subsidiaries to restrict or prohibit such access or the provision of such information, (ii) providing such access would unreasonably interfere with the operation of such Parent’s and its Subsidiaries’ respective businesses, including the Business and the Purchaser Business, as applicable, (iii) providing such access or information would breach a confidentiality obligation to a third party, (iv) providing such access or information would result in disclosure of any information that is competitively or commercially sensitive, (v) in the case of access or information provided by Seller Parent, the information relates to the Strategic Process, or in the case of access or information provided by Purchaser Parent, the information relates to review of strategic alternatives with respect to the Purchaser Business, or (vi) providing such access or disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection. In the event that a Parent or its Subsidiaries restricts access or withholds information on the basis of the foregoing clauses (i) through (vi), such Parent shall, if permitted, inform the other Parent as to the general nature of what is being restricted or withheld and the reason therefor, and such Parent shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to make appropriate substitute arrangements to permit disclosure of the relevant information in a manner that does not suffer from such impediments. Notwithstanding the foregoing, (A) prior to the Closing, neither Parent, nor any of its Affiliates and Representatives, shall conduct any phase II environmental site assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, groundwater or building material at, on, under or within any property of the other Parent or its Subsidiaries and (B) prior to Closing, none of Seller Parent or any of its Affiliates, including the Conveyed Subsidiaries (and their Subsidiaries), shall provide Business Employee personnel files to Purchaser Parent or its Affiliates or Representatives and none of Purchaser Parent or any of its Affiliates, including Purchaser (and its Subsidiaries), shall provide

Purchaser Business Employee personnel files to Seller Parent or its Affiliates or Representatives. Notwithstanding the foregoing, following Closing (x) to the extent permitted by Law, Seller Parent shall, and shall cause its Affiliates to, provide Purchaser and its Subsidiaries access to personnel records and other personnel information related to the Business Employees and Former Business Employees reasonably requested by Purchaser and its Subsidiaries and (y) Seller Parent shall, and shall cause its Affiliates to, retain all material records related to the Business Employees and Former Business Employees in accordance with Seller Parent’s records retention policies and, in no event, for less than such period of time required by applicable Law. It is further agreed that, prior to the Closing, each Parent and its Affiliates and Representatives shall not contact any of the directors, officers, employees, agents, customers, suppliers, licensors, licensees, distributors or other business partners of the other Parent or any of its Affiliates (including, with respect to Seller Parent, the Conveyed Subsidiaries (or their Subsidiaries) and, with respect to Purchaser Parent, Purchaser and its Subsidiaries) in connection with the transactions contemplated by this Agreement, whether in person or by telephone, mail or other means of communication, without the specific prior authorization by the other Parent (not to be unreasonably withheld, conditioned or delayed); provided that the foregoing shall not prevent any Parent or its Affiliates from operating in the ordinary course of business and communicating with such parties on matters unrelated to the Business or the Purchaser Business, as applicable, and the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, in no event shall Seller Parent or any of its Affiliates, including the Conveyed Subsidiaries (and their Subsidiaries), be required to provide any information as and to the extent it relates to any Retained Businesses, any Excluded Assets or any Retained Liabilities, or be required to provide a copy of, or otherwise disclose the contents of, any Seller Combined Tax Return, and in no event shall Purchaser Parent or any of its Affiliates, including Purchaser and its Subsidiaries, be required to provide any information as and to the extent it relates to any Purchaser Parent Retained Businesses or any Purchaser Parent Retained Liabilities. The Parties agree that, with respect to any matters that are the subject of both this Section 6.1(a) and Section 6.5(i), the provisions of Section 6.5(i) (and not this Section 6.1(a)) shall control.

(b) Subject to Section 6.12, all information received or otherwise obtained by either Parent or its Affiliates or Representatives from, by or on behalf of the other Parent or any of its Affiliates or Representatives, in connection with the negotiation, execution, performance or consummation of this Agreement and the transactions contemplated hereby, whether prior to, on or following the date of this Agreement, will be held by such Parent and its Affiliates and Representatives pursuant to the terms of the Confidentiality Agreement and Section 6.12. Subject to Section 6.12(d), the Confidentiality Agreement and the Clean Team Agreement shall remain in full force and effect in accordance with their terms (subject to Section 9.2(d)) notwithstanding any termination of this Agreement.

(c) From and after the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.1, Seller Parent and its Subsidiaries shall consult with and provide material updates to Purchaser Parent regarding the matters disclosed on Section 6.1(c) of the Purchaser Disclosure Letter.

Section 6.2 Conduct of Business.

(a) From and after the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.1, except (i) as set forth in Section 6.2(a) of the Seller Disclosure Letter or as otherwise expressly contemplated by this Agreement (including Section 6.3), (ii) as Purchaser Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (iii) in connection with the Seller Internal Restructurings, the settlement of any intercompany accounts or arrangements pursuant to Section 6.7 or the transfer of the Excluded Assets pursuant to Section 2.3(b), (iv) as required by Law or the terms of any Contract currently in effect and made available to Purchaser Parent, Purchaser or any of their Representatives prior to the date hereof or (v) to the extent solely related to any Excluded Assets, Retained Businesses or Retained Liabilities, Seller Parent covenants and agrees that (x) it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the Business in the ordinary course of business in all material respects and to maintain and preserve intact the Business in all material respects, and (y) it shall not, and shall cause its Subsidiaries not to, in each case, to the extent with respect to the Purchased Assets and the Business:

(A) change or amend the charter, bylaws or similar organizational documents of any of the Conveyed Subsidiaries (or any of their Subsidiaries);

(B) incur, create or assume any Lien, other than Permitted Liens, with respect to any Purchased Asset that is material to the Business other than (1) those that will be discharged at or prior to the Closing or (2) in the ordinary course of business;

(C) acquire any assets outside of the ordinary course of business, except for transactions where the amount of upfront consideration paid or transferred in connection with such transactions would not exceed the amounts set forth on Section 6.2(a)(C) of the Seller Disclosure Letter;

(D) (1) amend any material term of, or waive any material right under, or terminate (other than upon expiration in accordance with its terms), any Material Contract or Real Property Lease, or (2) enter into any Contract that, if in effect on the date hereof, would be a Material Contract or Real Property Lease, other than, in the case of each of clauses (1) and (2), in the ordinary course of business or Contracts entered into in order to effect an acquisition, divestiture or other transaction or action expressly permitted under this clause (y) of this Section 6.2(a), or (3) enter into any Contract that, if in effect on the date hereof, would be a Shared Contract;

(E) issue, sell, pledge or transfer to any third party or propose to issue, sell, pledge or transfer to any third party any shares or equity interests of any of the Conveyed Subsidiaries (or any of their Subsidiaries), or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, shares or equity interests of any of the Conveyed Subsidiaries (or any of their Subsidiaries);

(F) change in any material respect any financial accounting method used with respect to the Business, unless required by GAAP or Law or interpretation thereof;

(G) (1) enter into, adopt, amend in any material respect or terminate any Conveyed Subsidiary Plan (or any other Seller Group Plan or Foreign Seller Group Plan to the extent applicable to any Business Employee, Former Business Employee, current or former consultant or director), (2) grant any new, or increase any existing, or accelerate the vesting, funding or payment of any compensation or benefits of, or pay or otherwise grant any benefit not required by any Seller Group Plan or Foreign Seller Group Plan to, any Business Employee, Former Business Employee, current or former consultant or director, except, in the case of either clause (1) or (2), (I) to the extent required by applicable Law or as required under any Seller Group Plan or Foreign Seller Group Plan as in effect on the date of this Agreement (or as amended in accordance with the terms of this Agreement), (II) other than with respect to any transaction or retention bonus or similar award or severance or termination enhancements, in the ordinary course of business consistent with past practice, (III) as would not reasonably be expected, individually or in the aggregate, to result in any non-de minimis Liabilities to Purchaser or any of its Affiliates or (IV) for amendments similarly affecting all participating employees in any Seller Group Plan or Foreign Seller Group Plan, (3) grant any transaction or retention bonus or similar award to any Business Employee, Former Business Employee, current or former consultant or director or (4) transfer any Seller Retained Plan to a Conveyed Subsidiary (or Subsidiary thereof);

(H) solely with respect to the Conveyed Subsidiaries or their Subsidiaries or the other Purchased Assets, and except with respect to any Seller Combined Tax Return, (1) make, change or revoke any material Tax election, (2) adopt or change any material method of Tax accounting on which Tax reporting is based, (3) amend any material Tax Return, (4) settle any Tax Proceeding, or (5) enter into any “closing agreement” within the meaning of 7121 of the Code (or any similar provision of state, local or foreign Law) that would be binding on Purchaser or any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) in respect of a Post-Closing Tax Period, in each case, if such action would reasonably be expected to materially increase the Tax liability of Purchaser and its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries after the Closing) for any Post-Closing Tax Period;

(I) except in the ordinary course of business or as contemplated by Section 6.6, (1) enter into, materially amend, extend or terminate any material Collective Bargaining Agreement covering any Business Employee or otherwise binding upon the Business or the Conveyed Subsidiaries or their Subsidiaries, (2) hire any individual who will be a Business Employee at Closing, (3) terminate the employment of (other than for cause) any individual who would have been a Business Employee at Closing, but for such termination of employment, or (4) reassign the duties of (x) any individual who would have been a Business Employee at Closing, but for such reassigned duties, or (y) any employee of Seller Parent or its Affiliates who would not have been a Business Employee at Closing, but for such reassigned duties;

(J) incur, assume or guarantee any material Indebtedness, other than (1) as would not exceed the amounts set forth on Section 6.2(a)(J) of the Seller Disclosure Letter or (2) intercompany Indebtedness that will be settled at or prior to the Closing;

(K) defer payment of any accounts payable or accelerate payment of any accounts receivable, in any material respect, outside of the ordinary course of business;

(L) make capital expenditures in connection with the operation of the Business that are materially inconsistent with, or fail to make capital expenditures materially consistent with, the capital expenditure budget set forth in Section 6.2(a)(L) of the Seller Disclosure Letter;

(M) sell, assign, transfer, license, sublicense, abandon or otherwise dispose of any material Purchased Assets, other than sales of Inventory and other assets, and non-exclusive licenses or sublicenses, in each case, in the ordinary course of business;

(N) (1) settle or compromise any Action made or pending against the Business or any of the Conveyed Subsidiaries (or any of their Subsidiaries) to the extent such settlement or compromise imposes material ongoing obligations or restrictions on the operations of the Business, or (2) settle, compromise or file any Action that relates to the Business IP that could materially impact such Business IP without consulting with and considering in good faith the opinion of Purchaser;

(O) materially accelerate or increase the quantity of the Products distributed to the relevant distributors or wholesalers outside of the ordinary course of business, except with respect to a bona fide increase in demand for any Product by the relevant distributor or wholesaler which has not been stimulated in any way following the date hereof by discounts, rebates, claw-backs or the like outside the ordinary course of business or the grant of preferred terms offered by Seller Parent or any of its Affiliates outside the ordinary course of business; or

(P) agree to take any of the foregoing actions described in this clause (y) of this Section 6.2(a).

(b) From and after the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.1, except (i) as set forth in Section 6.2(b) of the Purchaser Parent Disclosure Letter or as otherwise expressly contemplated by this Agreement (including Section 6.3), (ii) as Seller Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (iii) in connection with the Purchaser Internal Restructurings or the settlement of any intercompany accounts or arrangements pursuant to Section 6.7, (iv) as required by Law or the terms of any Contract currently in effect and made available to Seller Parent or any of its Representatives prior to the date hereof or (v) to the extent solely related to any Purchaser Parent Retained Businesses or Purchaser Parent Retained Liabilities, each of Purchaser Parent and Purchaser covenants and agrees that (x) it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the Purchaser Business in the ordinary course of business in all material respects and to maintain and preserve intact the Purchaser Business in all material respects, and (y) it shall not, and shall cause its Subsidiaries not to, in each case, to the extent with respect to the Purchaser Business or the assets, properties or rights comprising the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries:

(A) change or amend the charter, bylaws or similar organizational documents of Purchaser or any of its Subsidiaries;

(B) incur, create or assume any Lien, other than Purchaser Permitted Liens, with respect to any asset, property or right that is material to the Purchaser Business other than (1) those that will be discharged at or prior to the Closing or (2) in the ordinary course of business;

(C) acquire any assets outside of the ordinary course of business, except for transactions where the amount of upfront consideration paid or transferred in connection with such transactions would not exceed the amounts set forth on Section 6.2(b)(C) of the Purchaser Parent Disclosure Letter;

(D) (1) amend any material term of, or waive any material right under, or terminate (other than upon expiration in accordance with its terms), any Purchaser Material Contract or Purchaser Real Property Lease, (2) enter into any Contract that, if in effect on the date hereof, would be a Purchaser Material Contract or Purchaser Real Property Lease, other than, in the case of each of clauses (1) and (2), in the ordinary course of business or Contracts entered into in order to effect an acquisition, divestiture or other transaction or action expressly permitted under this clause (y) of this Section 6.2(b), or (3) enter into any Contract that, if in effect on the date hereof, would be a Purchaser Shared Contract;

(E) issue, sell, pledge or transfer to any third party or propose to issue, sell, pledge or transfer to any third party any shares or equity interests of Purchaser or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, shares or equity interests of Purchaser or any of its Subsidiaries, including in each case any ordinary shares or preference shares of Purchaser (other than the Preference Shares issued in accordance with this Agreement);

(F) change in any material respect any financial accounting method used with respect to Purchaser, its Subsidiaries or the Purchaser Business, unless required by IFRS or Law or interpretation thereof;

(G) (1) enter into, adopt, amend in any material respect or terminate any Purchaser Business Plan (or any other Purchaser Group Plan or Foreign Purchaser Group Plan to the extent applicable to any Purchaser Business Employee, Former Purchaser Business Employee, current or former consultant or director), (2) grant any new, or increase any existing, or accelerate the vesting, funding or payment of any compensation or benefits of, or pay or otherwise grant any benefit not required by any Purchaser Group Plan or Foreign Purchaser Group Plan to, any Purchaser Business Employee, Former Purchaser Business Employee, current or former consultant or director, except, in the case of either clause (1) or (2), (I) to the extent required by applicable Law or as required under any Purchaser Group Plan or Foreign Purchaser Group Plan as in effect on the date of this Agreement (or as amended in accordance with the terms of this Agreement), (II) other than with respect to any transaction or retention bonus or similar award or severance or termination enhancements, in the ordinary course of business consistent with past practice, (III) as would not reasonably be expected, individually or in the aggregate, to result in any non-de minimis Liabilities to Purchaser or any of its Affiliates or (IV) for amendments similarly affecting all participating employees in any Purchaser Group Plan or Foreign Purchaser Group Plan, (3) grant any transaction or retention bonus or similar award to any Purchaser Business Employee, Former Purchaser Business Employee, current or former consultant or director or (4) transfer any Purchaser Group Plan or Foreign Purchaser Group Plan that is not a Purchaser Business Plan to Purchaser or any of its Subsidiaries;

(H) solely with respect to Purchaser and its Subsidiaries, and except with respect to any Purchaser Parent Combined Tax Return, (x) (1) make, change or revoke any material Tax election, (2) adopt or change any material method of Tax accounting on which Tax reporting is based, (3) amend any material Tax Return, (4) settle any Tax Proceeding, or (5) enter into any “closing agreement” within the meaning of 7121 of the Code (or any similar provision of state, local or foreign Law) that would be binding on Purchaser or any of its Affiliates in respect of a Post-Closing Tax Period, in each case, if such action would reasonably be expected to materially increase the Tax liability of Purchaser and its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries following the Closing) for any Post-Closing Tax Period, or (y) take any action other than in the ordinary course of business that would reasonably be expected to violate Clauses 11.4(a) and 11.4(b) of the Structuring Considerations Agreement if such Clauses were in effect from and after the date of this Agreement until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.1;

(I) except in the ordinary course of business, (1) enter into, materially amend, extend or terminate any material Collective Bargaining Agreement covering any Purchaser Business Employee or otherwise binding upon the Purchaser Business or Purchaser or its Subsidiaries, (2) hire any individual who will be a Purchaser Business Employee at Closing, (3) terminate the employment of (other than for cause) any individual who would have been a Purchaser Business Employee at

Closing, but for such termination of employment, or (4) reassign the duties of (x) any individual who would have been a Purchaser Business Employee at Closing, but for such reassigned duties, or (y) any employee of Purchaser Parent or its Affiliates who would not have been a Purchaser Business Employee at Closing, but for such reassigned duties;

(J) incur, assume or guarantee any material Indebtedness, other than (1) as would not exceed the amounts set forth on Section 6.2(b)(J) of the Purchaser Parent Disclosure Letter or (2) intercompany Indebtedness that will be settled at or prior to the Closing;

(K) defer payment of any accounts payable or accelerate payment of any accounts receivable, in any material respect, outside of the ordinary course of business;

(L) make capital expenditures in connection with the operation of the Purchaser Business or for which Purchaser or any Subsidiary of Purchaser is responsible that are materially inconsistent with, or fail to make capital expenditures materially consistent with, the capital expenditure budget set forth in Section 6.2(b)(L) of the Purchaser Parent Disclosure Letter;

(M) sell, assign, transfer, license, sublicense, abandon or otherwise dispose of any material assets, properties or rights (x) Related to the Purchaser Business and owned by Purchaser Parent or any of its Subsidiaries or (y) owned or held by Purchaser or any of its Subsidiaries, other than sales of inventory and other assets, and non-exclusive licenses or sublicenses, in each case, in the ordinary course of business;

(N) (1) settle or compromise any Action made or pending against the Purchaser Business or Purchaser or any of its Subsidiaries to the extent such settlement or compromise imposes material ongoing obligations or restrictions on the operations of Purchaser or the Purchaser Business, or (2) settle, compromise or file any Action that relates to the Purchaser IP that could materially impact such Purchaser IP without consulting with and considering in good faith the opinion of Seller Parent;

(O) enter into or modify the terms of any material transaction, arrangement or Contract between Purchaser or its Subsidiaries, on the one hand, and Purchaser Parent or any of its Affiliates other than Purchaser or its Subsidiaries, on the other hand;

(P) materially accelerate or increase the quantity of the Purchaser Products distributed to the relevant distributors or wholesalers outside of the ordinary course of business, except with respect to a bona fide increase in demand for any Purchaser Product by the relevant distributor or wholesaler which has not been stimulated in any way following the date hereof by discounts, rebates, claw-backs or the like outside the ordinary course of business or the grant of preferred terms offered by Purchaser Parent or any of its Affiliates outside the ordinary course of business; or

(Q) agree to take any of the foregoing actions described in this clause (y) of this Section 6.2(b).

(c) Notwithstanding any provision in this Agreement to the contrary, subject to Section 6.5(f), prior to the Closing and without the consent of Purchaser Parent or Purchaser, each of Seller Parent and its Affiliates, including the Conveyed Subsidiaries and their Subsidiaries, will be permitted in their sole discretion in compliance with applicable Law to (i) declare and pay dividends and distributions of, or otherwise transfer to Seller Parent or any Subsidiary thereof, (A) any Cash Equivalents or, subject to Section 2.3(b), Excluded Assets, and (B) any of the books and records of Seller Parent or any of its Affiliates that are not Purchased Assets, (ii) conduct their activities regarding cash management matters (including, to the extent consistent with Section 6.2(a)(K), the collection and transfer of accounts receivable and disbursement of funds, or in connection with any “cash sweep” practices), including to settle intercompany payables and receivables and to effect intercompany funding, (iii) make any payments under, or repay (in part or in full), any indebtedness and (iv) execute, deliver and perform obligations under the Local Implementing Agreements.

(d) Notwithstanding any provision in this Agreement to the contrary, subject to Section 6.5(f), prior to the Closing and without the consent of Seller Parent, each of Purchaser Parent and its Affiliates, including Purchaser and its Subsidiaries, will be permitted in their sole discretion in compliance with applicable Law to (i) declare and pay dividends and distributions of, or otherwise transfer to Purchaser Parent or any Subsidiary thereof, (A) any Cash Equivalents or assets that are not Related to the Purchaser Business, and (B) any of the books and records of Purchaser Parent or any of its Affiliates that are not Related to the Purchaser Business, (ii) conduct their activities regarding cash management matters (including, to the extent consistent with Section 6.2(b)(K), the collection and transfer of accounts receivable and disbursement of funds, or in connection with any “cash sweep” practices), including to settle intercompany payables and receivables and to effect intercompany funding, (iii) make any payments under, or repay (in part or in full), any indebtedness and (iv) execute, deliver and perform obligations under the Local Implementing Agreements. Until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.1, neither Purchaser nor any of its Subsidiaries shall, and Purchaser Parent shall cause Purchaser and its Subsidiaries not to, without the written consent of Seller Parent, make any distributions of, or otherwise transfer, any assets, properties or rights (other than Cash Equivalents) Related to the Purchaser Business to Purchaser Parent or any of its Affiliates (other than to Purchaser or a Subsidiary of Purchaser).

(e) Nothing contained in this Agreement shall be construed to give to Purchaser Parent or Purchaser, directly or indirectly, rights to control or direct the Business’s operations prior to the Closing, or give to Seller Parent, directly or indirectly, rights to control or direct the Purchaser Business’s operations prior to the Closing. Prior to the Closing, Seller Parent (and its Affiliates) shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Business and Purchaser Parent (and its Affiliates) shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Purchaser Business.

(f) Purchaser agrees that it shall, and shall cause its applicable Affiliates to, on and immediately following the Closing, use the Purchased Assets to carry on the same kind of business as that carried on by the Sellers with respect to the Purchased Assets prior to the Closing.

Section 6.3 Regulatory Approvals.

(a) Upon the terms and subject to the conditions herein provided, Purchaser Parent, Purchaser and Seller Parent each agree to take, and to cause their Affiliates to take, all actions and to do, and cause their Affiliates to do, all things necessary under applicable Antitrust Laws to consummate and make effective the transactions contemplated by this Agreement or any Ancillary Agreement as promptly as reasonably practicable (and in any event as required to effect the Closing prior to the Outside Date), including all actions and all things necessary (i) to obtain, as promptly as reasonably practicable (and in any event as required to effect the Closing prior to the Outside Date), any consent, authorization, order or approval of, or any exemption by, or negative clearance from, or the expiration or early termination of any waiting period imposed by, or any other Approval of, any Governmental Antitrust Authority required to be obtained or made by Seller Parent, Purchaser Parent, Purchaser or their Affiliates in connection with the acquisition of the Purchased Assets or the consummation of the transactions contemplated hereby or by the Ancillary Agreements, (ii) to satisfy, as promptly as reasonably practicable and in any event prior to the date that is the third (3rd) Business Day prior to the Outside Date, the conditions precedent set forth in Sections 8.1(a) and 8.1(b) to the extent relating to Antitrust Laws, (iii) to defend any Actions, whether judicial or administrative, brought by any Governmental Antitrust Authority or brought under, pursuant to or relating to any Antitrust Law challenging this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, and (iv) to comply as promptly as reasonably practicable with all legal requirements under Antitrust Laws which may be imposed with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby. Without limiting the foregoing, Purchaser Parent, Purchaser, Seller Parent and their Affiliates shall be obligated to take such actions as are necessary to obtain, as promptly as reasonably practicable and in any event prior to the date that is the third (3rd) Business Day prior to the Outside Date, the expiration or termination of any applicable waiting period under the HSR Act and any consent, authorization, order or approval of, or any exemption by, or negative clearance from, or the expiration or early termination of any waiting period imposed by, or any other Approval under, Antitrust Laws of the jurisdictions set forth on Annex C.

(b) Subject to appropriate confidentiality protections, each of the Parties will furnish to the other Parties such necessary information and reasonable assistance as such other Parties may reasonably request in connection with the foregoing and will provide the other Parties with any information supplied by such Party or its Affiliates to a Governmental Antitrust Authority in connection with this Agreement and the transactions contemplated hereby.

(c) Without limiting the generality of the undertakings pursuant to this Section 6.3:

(i) Purchaser Parent, Purchaser, Seller Parent, and their respective Affiliates shall, with respect to the execution of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, (A) as promptly as reasonably practicable, and in any event no later than fifteen (15) Business Days after the date hereof unless otherwise agreed to in writing by the Parties, file any notification and report form and related material required under the HSR Act, and (A) as promptly as reasonably practicable submit all necessary Filings with the Governmental Antitrust Authorities set forth in Section 6.3(c)(i) of the Seller Disclosure Letter;

(ii) In addition to the foregoing, in the event that a Party reasonably determines following the date hereof that Filings other than the Filings described in Section 6.3(c)(i) are required to be made by one or more of the Parties with, or additional Approvals are required to be obtained by the Parties from, any Governmental Antitrust Authorities under any applicable Antitrust Law in connection with the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, the applicable Parties shall timely make all such Filings and timely seek all such Approvals in accordance with the terms of this Section 6.3. If, following good faith discussion and consideration, the Parties mutually agree that any such additional Approval would be required under applicable Antitrust Law to effect the Closing, and that effecting the Closing without having obtained such additional Approval would reasonably be expected to violate applicable Antitrust Law (and that such violation could not be avoided or cured if the Business in the relevant jurisdiction were a Delayed Business), the jurisdiction to which such additional Approval relates shall be added to Annex C, Part 1, subject to each Party’s consent (which shall not be unreasonably withheld, conditioned or delayed). If, following good faith discussion and consideration, the Parties mutually agree that effecting the Closing without having obtained the Approval of any Governmental Antitrust Authority under applicable Antitrust Laws of any jurisdiction set forth on Annex C, Part 2 (as it may be supplemented pursuant to the immediately preceding sentence) would not violate applicable Antitrust Law (or that such violation could be avoided or cured if the Business in the relevant jurisdiction were a Delayed Business), such jurisdiction shall be removed from Annex C, subject to each Party’s consent (which shall not be unreasonably withheld, conditioned or delayed).

(iii) Purchaser Parent, Purchaser, Seller Parent and their respective Affiliates shall each promptly respond to any formal or informal requests for additional information or documentary material that may be made by a Governmental Antitrust Authority and, in the case of a formal request for additional information and documentary material under the HSR Act or any other Antitrust Law (to the extent applicable), certify substantial compliance therewith as promptly as reasonably practicable, unless the Parties otherwise agree in order to allow the Closing to occur more promptly;

(iv) In addition to the foregoing, Purchaser Parent, Purchaser and their Affiliates shall, as promptly as reasonably practicable take, or cause to be taken, any and all actions and do, or cause to be done, any and all things necessary, required or advisable to avoid, eliminate and resolve each and every impediment and obtain all Approvals under Antitrust Laws that may be required by any Governmental Antitrust Authority with respect to the consummation of the transactions contemplated hereby or by the Ancillary Agreements, in order to allow the Closing to occur as promptly as reasonably practicable after the date of this Agreement but in any event prior to the Outside Date, including proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting) through order, consent decree, settlement or otherwise, to (d) license, sell, divest, hold separate or otherwise dispose of, directly or indirectly, any of the Purchased Assets (including any of the Shares), or any operations, divisions, Subsidiaries, specific assets or categories of assets, specific products (including any of the Products or Purchaser Products) or categories of products, product lines or businesses of Purchaser (or any of its Subsidiaries), the Conveyed Subsidiaries (or any Subsidiary thereof), the Purchaser Business or the Business (whether now owned or hereafter acquired by Purchaser Parent, Purchaser or their Affiliates), (e) terminate any existing relationships and contractual rights and obligations of Purchaser and its Subsidiaries, the Conveyed Subsidiaries (and their Subsidiaries) and any such relationships, rights or obligations that form part of the Purchased Assets, (f) amend or terminate any licenses or other Intellectual Property agreements of Purchaser and its Subsidiaries, the Conveyed Subsidiaries (and their Subsidiaries) and any such licenses or other Intellectual Property agreements that form a part of the Purchased Assets and enter into such new licenses or other Intellectual Property agreements and (g) take any actions or make any behavioral commitments that may limit or modify Purchaser’s (or any of its Subsidiaries’) or the Conveyed Subsidiaries’ (or any of their Subsidiaries’) rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, specific products (including any of the Products or Purchaser Products), categories of products, customers, specific assets or categories of assets, including, after the Closing, those of the Business or any of the Purchased Assets; provided that, without limiting any of Purchaser Parent’s and its Subsidiaries’ obligations hereunder, Seller Parent and its Affiliates shall not take or agree to take any of the actions listed in this Section 6.3(c)(iv) without the prior written consent of Purchaser Parent and Purchaser (not to be unreasonably withheld, delayed or conditioned); provided further that neither Parent shall be required to take any action listed in Section 6.3(c)(iv)(A)-(D) (“Regulatory Action”) with respect to the Retained Businesses, Excluded Assets or Purchaser Parent Retained Businesses, as applicable; and provided further that the proceeds, payments or consideration received or receivable in respect of any action contemplated by clauses (A) through (D) of this Section 6.3(c)(iv) shall be paid directly to Purchaser and held by Purchaser through the Closing Date, it being agreed that such proceeds, payments and consideration shall not be included in the calculation of Purchaser Net Cash or Purchaser Working Capital.

(v) In furtherance of the foregoing: (x) (I) Purchaser Parent and Purchaser shall keep Seller Parent reasonably informed of all matters, discussions and activities relating to any of the matters described in or contemplated by clauses (A) through (D) of Section 6.3(c)(iv), including satisfying each of its obligations under Section 6.3(d) with respect to any such matters, and (II) Purchaser Parent and Purchaser shall consider in good faith any of Seller Parent’s reasonable suggestions with respect to potential purchasers, licensees or other counterparties in respect of any of the agreements, arrangements, transactions or other relationships described in or contemplated by clauses (A) through (D) of Section 6.3(c)(iv), (y) (I) Purchaser Parent and Purchaser shall permit Seller Parent to review on a reasonably current basis, and shall discuss with Seller Parent, drafts of any agreements that Purchaser Parent or Purchaser contemplates entering into, or contemplates causing any of their Affiliates (including, after the Closing, the Conveyed Subsidiaries and their Subsidiaries) to enter into, with respect to any of the matters described in or contemplated by clauses (A) through (D) of Section 6.3(c)(iv), (II) Purchaser Parent and Purchaser shall consider in good faith Seller Parent’s views and comments with respect to such agreements, and (III) the Parties and their respective Affiliates, as applicable, shall not be required to enter into any such agreements unless the effectiveness of the transactions contemplated by such agreements is subject to the Closing and (IV) in the case of any license, sale, divestiture, disposition or similar transaction, neither Purchaser Parent nor Seller Parent nor any of their respective Affiliates (other than Purchaser and its Subsidiaries) shall be the licensing, selling, divesting or disposing party under any such agreements unless and except to the extent required by the relevant Governmental Antitrust Authority or applicable Law and, even if so required, shall have no direct or indirect obligation thereunder for which they are not fully indemnified by Purchaser and (z) notwithstanding anything in any such agreement to the contrary, Seller Parent, Purchaser Parent and Purchaser agree (I) that neither Purchaser Parent nor Seller Parent nor any of their respective Affiliates (other than Purchaser and its Subsidiaries) shall have any Liability, including with respect to indemnification obligations, in respect of any agreements, arrangements, transactions or other relationships described in or contemplated by clauses (A) through (D) of Section 6.3(c)(iv), including the cooperation contemplated by Section 6.3(d)(ii), (II) that Purchaser shall indemnify Purchaser Parent, Seller Parent and their respective Affiliates (other than Purchaser and its Subsidiaries) for any Liabilities arising from, or attributable or related to, any such agreements, arrangements, transactions or other relationships, including with respect to any agreements to which Purchaser Parent, Seller Parent or any of their respective Affiliates (other than Purchaser and its Subsidiaries) are party (except, in the case of (I) and (II), to the extent Seller Parent or Purchaser Parent, as applicable, is expressly liable for such Liabilities or indemnification pursuant to this Agreement or any Ancillary Agreement) and (IV) that neither Purchaser Parent nor Seller Parent nor their respective Affiliates (other than Purchaser and its Subsidiaries) shall be required to take any of the actions contemplated by clauses (A) through (D) of Section 6.3(c)(iv), or otherwise in connection with the matters contemplated by this Section 6.3, with respect to any of the Retained Businesses, Excluded Assets or Purchaser Parent Retained Businesses.

(vi) In the event that any Action is threatened or commenced under Antitrust Laws, or a permanent or preliminary injunction or other Governmental Order is threatened or entered under Antitrust Laws, that would make consummation of the transactions contemplated hereby or by the Ancillary Agreements in accordance with the terms of this Agreement and the Ancillary Agreements unlawful or that would prevent or delay consummation of the transactions contemplated hereby or by the Ancillary Agreements (in each case, under Antitrust Laws), each of Purchaser Parent, Purchaser and Seller Parent shall reasonably promptly take any and all actions and steps (including the defense against or appeal thereof, the posting of a bond and the taking of the steps contemplated by this Section 6.3(c)) necessary to resist and contest such Action and to have vacated, modified, reversed or suspended such injunction or Governmental Order so as to permit such consummation as promptly as reasonably practicable, but in any event as required to allow the Closing to occur prior to the Outside Date.

(d) Cooperation.

(i) Each Parent shall, and shall cause its Affiliates to, to the extent permitted by applicable Antitrust Law, (i) promptly notify the other Parent of, and, if in writing, provide to the other Parent copies of (or in the case of oral communications, advise the other orally of) all material or substantive communications between it (or its Affiliates or Representatives) and any Governmental Antitrust Authority relating to the consummation of the transactions contemplated hereby and by the Ancillary Agreements or any of the matters described in this Section 6.3, (ii) consult with the other in good faith as regards strategy, permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any Filings, notifications or material or substantive communications (whether written or oral) with any Governmental Antitrust Authority, including any presentations, memoranda, briefs, arguments, opinions or proposals and (iii) not participate in any material or substantive telephone calls or any meetings with a Governmental Antitrust Authority regarding the consummation of the transactions contemplated hereby and by the Ancillary Agreements or any of the matters described in this Section 6.3 without consulting with the other Parent in advance and, to the extent permitted by such Governmental Antitrust Authority, giving the other Parent a reasonable opportunity to attend and participate thereat.

(ii) Subject to and without limiting Section 6.3(c)(iv), Seller Parent shall, and shall cause its Affiliates to, reasonably cooperate, at Purchaser’s sole cost and expense (it being agreed that any expenses incurred by Seller Parent or any of its Affiliates shall be reasonable, documented and out-of-pocket), with Purchaser Parent and Purchaser on any proposed license, sale, divestiture, hold separate, disposal or other action undertaken by Purchaser Parent or Purchaser which Purchaser Parent or Purchaser reasonably concludes, in good faith, may be necessary to comply with its obligations under Section 6.3(c)(iv)(A) (a “Proposed Divestiture”), including using reasonable best efforts in connection with:

(A) providing, or causing to be provided, to Purchaser Parent and Purchaser, as well as any potential counterparty in any Proposed Divestiture (each, a “Counterparty”), any information, in an electronic data room or other customary format, solely with respect to the business, operations, financial condition and projections of the assets or business which are the subject of the Proposed Divestiture as may be reasonably requested by Purchaser Parent, Purchaser or the Counterparty, in each case, solely to the extent such information is in Seller Parent’s possession at such time;

(B) reasonably cooperating with Purchaser Parent and Purchaser in the preparation for Counterparties of a customary confidential information memorandum and other customary marketing materials related to the Proposed Divestiture (and Seller Parent and its Affiliates hereby consent to the use of the logos of Seller Parent and its Affiliates that solely relate to the Business in such confidential information memorandum and marketing materials and solely in connection with the Proposed Divestiture during the period prior to the Closing (so long as such logos are used solely in a manner that is not intended to and is not reasonably likely to suggest or imply any affiliation, association or similar relationship with Seller Parent or its Affiliates, cause confusion arising out of their use of such logos simultaneously with the use of such logos by Seller Parent and its Affiliates, or harm or disparage Seller Parent or its Affiliates or the goodwill of Seller Parent or its Affiliates, including the Business, and are used solely in connection with a truthful, non-misleading description of the Business and the Products subject to the Proposed Divestiture, and subject to Seller Parent’s review thereof);

(C) causing the reasonable participation by relevant employees of the Business in marketing efforts related to the Proposed Divestiture and its potential transfer, during normal business hours, including participation in a reasonable number of customary due diligence sessions, management presentations and other meetings with Counterparties;

(D) taking such actions within its reasonable control as are reasonably requested by Purchaser Parent to facilitate the timely satisfaction of all conditions to the completion of the Proposed Divestiture, subject in all respects to Section 2.2 and the other applicable provisions of this Agreement;

(E) seeking any consents and Approvals required to consummate the Proposed Divestiture from third parties (other than Governmental Authorities) reasonably requested by Purchaser Parent, subject in all respects to Section 2.2; and

(F) requesting Seller Parent’s independent auditors to cooperate with Counterparties as may be reasonably requested by Seller Parent;

provided, however, that notwithstanding the foregoing or anything to the contrary in this Agreement, nothing herein shall (i) require Seller Parent and its Affiliates to provide any information to any Counterparties prior to receipt of executed confidentiality and clean team agreements with respect to such information and on terms no less favorable (to the extent relevant) to Seller Parent than the Confidentiality Agreement and Clean Team Agreement, (ii) require the Sellers or any of their Affiliates to agree to pay any amounts for which they are not promptly reimbursed by Purchaser, or deliver or execute any opinions, authorization letters, certificates or other instruments, (iii) require the Sellers or any of their Affiliates to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, any of their respective organizational documents, any applicable Laws or Governmental Authorization or any material Contract or other material obligation to a third party, (iv) cause any representation or warranty in this Agreement to be breached by Seller Parent (unless such breach is waived by Purchaser Parent and Purchaser), (v) cause any Representative of the Sellers or any of their Affiliates to incur any personal liability, (vi) provide access to or disclose information that any of the Sellers or any of their Affiliates reasonably determines would jeopardize any attorney-client or other privilege or protection of any of the Sellers or any of their Affiliates or (vii) prevent, impair or materially delay the consummation of the transactions contemplated hereby or by the Ancillary Agreements; provided, further, that in the case of the foregoing clause (iii) and (vi) Sellers shall, and shall cause their Affiliates to, inform Purchaser as to the general nature of what is being restricted or withheld and the reason therefor, and shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit disclosure of the relevant information in a manner that does not suffer from such impediments.

(e) Delayed Antitrust Approvals.

(i) Subject to Section 6.3(c)(ii), in the event an Approval of a Governmental Antitrust Authority (other than a Governmental Antitrust Authority of the United States or Approvals under Antitrust Laws of the jurisdictions set forth on Annex C) having jurisdiction that is necessary to lawfully consummate the transactions contemplated hereby is not obtained on or prior to the date on which the conditions set forth in Sections 8.1 and 8.2 (other than the conditions that, by their nature, are to be satisfied on the Closing Date) shall have been satisfied or waived (each, a “Delayed Antitrust Approval” and, each such jurisdiction, an “Outstanding Antitrust Jurisdiction”), the Parties agree (subject to the satisfaction of the conditions set forth in Article VIII) that, provided that the Laws of such Outstanding Antitrust Jurisdiction permit consummation of the transactions contemplated hereby in all territories other than the Outstanding Antitrust Jurisdiction, they will effect the Closing (which the Parties shall determine in accordance with Section 6.3(c)(ii)) (including the issuance, allotment and delivery of the full Purchase Consideration), subject to the terms of this Agreement, including by selling, conveying, assigning, transferring or delivering to Purchaser or the applicable Purchaser Designated Affiliates all of Seller Parent’s and its Subsidiaries’ right, title and interest in the Purchased Assets pursuant to the terms and conditions hereof to the extent permissible under any applicable Law and subject to Section 2.2, it being agreed that the Closing shall refer to the consummation of such sale, conveyance, assignment, transfer or delivery of such Purchased Assets at such time and shall only exclude, subject to Section 2.2, the Purchased Assets in that Outstanding Antitrust Jurisdiction to which such Delayed Antitrust Approval relates (a “Delayed Business”). The obligations of the Parties set forth in this Section 6.3 shall continue with respect to each such Delayed Antitrust Approval until the earliest to occur of (A) the date such Delayed Antitrust Approval is obtained, (B) the date on which such Delayed Business is sold to a third party designated by Purchaser (a “Delayed Business Purchaser”) (it being agreed that Purchaser shall consider in good faith Seller Parent’s reasonable suggestions with respect to potential purchasers), as set forth in a written notice (a “Delayed Business Notice”) delivered by Purchaser to Seller Parent in accordance with Section 10.1 and Section 6.3(e)(iii) and (C) the date that is thirty-six (36) months after the Closing Date (the “Hold-Back Termination Date”), and until the earliest to occur of the foregoing (the date of such earliest occurrence, the “Delayed Business Cut-Off Date”), Seller Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to operate the Delayed Business in the ordinary course of business in all material respects.

(ii) Upon obtaining a Delayed Antitrust Approval pursuant to Section 6.3(e)(i)(A), the Parties shall effect the transfer of such Delayed Business pursuant to a Local Implementing Agreement for the jurisdiction relating thereto, and, to the extent permissible under applicable Antitrust Laws, such transfer shall be retroactive to, and be deemed to have occurred on, the Closing Date; provided that, in accordance with Section 2.2(a), to the fullest extent permitted by applicable Law, the Parties shall treat Purchaser or the applicable Purchaser Designated Affiliate, as the case may be, as the owner of the Delayed Business as of the Closing Date.

(iii) In the event that Purchaser delivers a Delayed Business Notice to Seller Parent with respect to a Delayed Business, Seller Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to facilitate the sale of such Delayed Business to the Delayed Business Purchaser by Purchaser and on its behalf and at its direction as promptly as reasonably practicable, including the efforts described in Section 6.3(d)(ii); provided that (A) Purchaser acknowledges and agrees nothing in this Section 6.3(e) shall require Seller Parent to transfer to the Delayed Business Purchaser such Delayed Business if Purchaser Parent or Purchaser is in material breach of its obligations under this Section 6.3, (B) such Delayed Business Purchaser has obtained or will obtain prior to such sale all necessary Approvals under applicable Antitrust Laws with respect to such Delayed Business and the sale of such Delayed Business would reasonably be expected to be consummated within ninety (90) days following the delivery of such Delayed Business Notice, (C) the sale of such Delayed Business to such Delayed Business Purchaser is not prohibited by, illegal under, or in contravention of, any applicable Law or Governmental Order and (D) neither Purchaser Parent nor Seller Parent nor any of their respective Affiliates (other than Purchaser and its Subsidiaries) shall be the selling party under any agreements required to implement the transfer of the Delayed Business unless and except to the extent required by the relevant Governmental Antitrust Authority or applicable Law and, even if so required, shall have no direct or indirect obligation thereunder for which they are not fully indemnified by Purchaser. The Parties agree (I) that neither Purchaser Parent nor Seller Parent nor any of their respective Affiliates (other than Purchaser and its Subsidiaries) shall have any Liability, including with respect to indemnification obligations, in respect of any agreements, arrangements or transactions contemplated by this Section 6.3(e)(iii) and (II) that Purchaser shall indemnify Purchaser Parent and Seller Parent and their respective Affiliates (other than Purchaser and its Subsidiaries) for any Liabilities arising from, or attributable or related to, any such agreements, arrangements or transactions, including with respect to any agreements to which Seller Parent or Purchaser Parent or any of their respective Affiliates are party (except in the case of (I) and (II) to the extent Seller Parent or Purchaser Parent, as applicable, is expressly liable for such Liabilities or indemnification pursuant to this Agreement or any Ancillary Agreement). Purchaser shall promptly reimburse Seller Parent and Purchaser Parent, as applicable, for any and all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and other Representatives’ fees) incurred in connection with the foregoing, including any such costs (including payments) or expenses incurred or made following the consummation of such transaction. Subject to applicable Law, the proceeds of any sale of a Delayed Business shall be paid directly to Purchaser (or a Subsidiary of Purchaser) by the Delayed Business Purchaser; provided that Seller Parent or Purchaser Parent, as applicable, may require payment of its reasonable and documented out-of-pocket fees and expenses (or an estimate thereof) and any Taxes payable as a result of such transaction from such proceeds as a direct wire transfer of immediately available funds at such applicable closing.

(iv) In the event that a Delayed Antitrust Approval is not obtained with respect to a Delayed Business and Purchaser does not deliver a Delayed Business Notice in accordance with Section 6.3(e)(iii) with respect to such Delayed Business, in each case, prior to the Hold-Back Termination Date, the Parties shall withdraw any pending Filing or notification for Approval for the transfer of such Delayed Business under applicable Antitrust Laws and Seller Parent may, as mutually agreed by the Parties, dispose of such Delayed Business, including by way of a sale to a third party. Purchaser Parent and Purchaser agree (1) that Seller Parent and its Affiliates shall not have any obligation or Liability, including with respect to indemnification obligations, in respect of any agreements, arrangements or transactions contemplated by this Section 6.3(e)(iv) for which it is not fully indemnified by Purchaser and (2) that Purchaser shall indemnify Seller Parent and its Affiliates for any Liabilities arising from, or attributable or related to, any such agreements, arrangements or transactions, including with respect to any agreements to which Seller Parent or any of its Affiliates are party (except in the case of (1) and (2) to the extent Seller Parent is expressly liable for such Liabilities or indemnification pursuant to this Agreement or any Ancillary Agreement). Purchaser shall promptly reimburse Seller Parent for any and all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and other Representatives’ fees) incurred in connection with the foregoing, including any such costs (including payments) or expenses incurred or made following the consummation of such transaction. Subject to applicable Law, the proceeds of any sale of a Delayed Business in accordance with this Section 6.3(e)(iv) shall be paid directly to Purchaser (or a Subsidiary of Purchaser) by the purchaser of such Delayed Business; provided that Seller Parent may require payment of its reasonable and documented out-of-pocket fees and expenses (or an estimate thereof) and any Taxes payable as a result of such transaction from such proceeds as a direct wire transfer of immediately available funds at such applicable closing.

(f) None of Purchaser Parent, Purchaser or any of their Affiliates shall, or shall agree to, acquire, whether by merging with or into, consolidating with, purchasing all or a portion of the assets of or all or a portion of the equity in, or otherwise, any business or corporation, partnership, or other business organization or division thereof or other Person, or dissolve, merge or consolidate with any other Person, or engage in any business combination transaction or sale, whether by merging with or into, consolidating with, or selling all or a portion of its or its Affiliates’ assets or equity to, any other Person, or enter into, or agree to enter into, any license, joint venture or other similar agreement or transaction, which would reasonably be expected to, in each case or in the aggregate, (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, the expiration, termination or waiver of any applicable waiting period or any consent, approval, permit, ruling, authorization, clearance or other Approval pursuant to the Antitrust Laws necessary to consummate the transactions contemplated hereby or by the Ancillary Agreements, (ii) increase in any material respect the risk of any Governmental Antitrust Authority entering an injunction or other Governmental Order prohibiting the consummation of the transactions contemplated hereby or by the Ancillary Agreements, (iii) increase in any material respect the risk of not being able to remove any such injunction or other Governmental Order on appeal or otherwise, (iv) impair, impede, hinder, or prevent or materially delay or adversely affect the consummation of the transactions contemplated hereby or by the Ancillary Agreements or (v) cause any of the conditions set forth in Article VIII to fail to be satisfied or impair, impede, hinder, or prevent or materially delay or adversely affect the ability of Purchaser Parent, Purchaser and their Affiliates to perform their obligations under this Agreement and the Ancillary Agreements (any foregoing action or transaction, a “Purchaser Adverse Action”).

(g) Neither Seller Parent nor any of its Affiliates shall, or shall agree to, acquire, whether by merging with or into, consolidating with, purchasing all or a portion of the assets of or all or a portion of the equity in, or otherwise, any business or corporation, partnership, or other business organization or division thereof or other Person, or dissolve, merge or consolidate with any other Person, or engage in any business combination transaction or sale, whether by merging with or into, consolidating with, or selling all or a portion of its or its Affiliates’ assets or equity to, any other Person, or enter into, or agree to enter into, any license, joint venture or other similar agreement or transaction, which would reasonably be expected to, in each case or in the aggregate, (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, the expiration, termination or waiver of any applicable waiting period or any consent, approval, permit, ruling, authorization, clearance or other Approval pursuant to the Antitrust Laws necessary to consummate the transactions contemplated hereby or by the Ancillary Agreements, (ii) increase in any material respect the risk of any Governmental Antitrust Authority entering an injunction or other Governmental Order prohibiting the consummation of the transactions contemplated hereby or by the Ancillary Agreements, (iii) increase in any material respect the risk of not being able to remove any such injunction or other Governmental Order on appeal or otherwise, (iv) impair, impede, hinder, or prevent or materially delay or adversely affect the consummation of the transactions contemplated hereby or by the Ancillary Agreements or (v) cause any of the conditions set forth in Article VIII to fail to be satisfied or impair, impede, hinder, or prevent or materially delay or adversely affect the ability of Seller Parent and its Affiliates to perform their obligations under this Agreement and the Ancillary Agreements.

(h) Each Party may, as each deems advisable or necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.3 or otherwise as “Antitrust Counsel Only Material” or some similar notation agreed by the Parties. Such materials and the information contained therein shall be given only to the internal and outside antitrust counsel of the recipient and will not be disclosed by such counsel to employees, officers or directors of the recipient and any economic consultants retained in connection with the Parties’ obligations under this Section 6.3 unless express permission is obtained in advance from the source of the materials (Seller Parent, Purchaser Parent or Purchaser, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 6.3, and without limiting the restrictions on access and disclosure set forth in Section 6.1(a), materials provided to the other Party or its counsel pursuant to this Agreement may be redacted (i) as necessary to comply with contractual requirements, (ii) as necessary to address attorney-client or other privilege or protection or confidentiality concerns and (iii) to remove references concerning the valuation of the Purchased Assets, the Business, or the Purchaser Business (or the Retained Businesses or Purchaser Parent Retained Businesses).

(i) Purchaser shall be responsible for the payment of all filing and other fees owed to any Governmental Authority in connection with the Filings to be made, and Approvals to be obtained, pursuant to this Section 6.3.

Section 6.4 Reasonable Best Efforts; Further Assurances.

(a) Under the terms and subject to the conditions set forth herein, except as otherwise provided in this Agreement or any Ancillary Agreement (and subject to Section 6.3), each of the Parties agrees to use and to cause its Affiliates to use its reasonable best efforts before and, as may be applicable, after the Closing Date, until the earlier to occur of (i) thirty-six (36) months following the Closing Date and (ii) the completion of a Listing Transaction (as defined in the

Purchaser Shareholders Agreement), to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws (other than with respect to Antitrust Laws, which are the subject of Section 6.3, and with respect to the Purchaser Parent Shareholder Approval, which is the subject of Section 6.24) to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement and the Ancillary Agreements, including: (a) the satisfaction of the conditions precedent to the obligations of any of the Parties, (b) the obtaining of all necessary actions, consents, approvals, waivers and other Approvals of all Governmental Authorities under applicable Law (other than with respect to Antitrust Laws, which are the subject of Section 6.3, and with respect to the Purchaser Parent Shareholder Approval, which is the subject of Section 6.24), (c) without limiting the obligations of the Parties set forth in Section 6.3, the defending of any Action, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder, (d) the effecting of all registrations, filings and transfers of Governmental Authorizations (including Environmental Permits) that constitute Purchased Assets, and the effecting of all registrations, filings and transfers of any licenses, permits, certificates or other authorizations or approvals which constitute Excluded Assets to be transferred to Seller Parent or any Retained Subsidiary and (e) the executing, acknowledging and delivering of such documents and instruments and the taking of such other actions as may reasonably be requested by the other Party in furtherance of the matters described in the foregoing clauses (a) through (d); provided that except as otherwise expressly provided by this Agreement or any Ancillary Implementing Agreement, including Section 6.3, none of Seller Parent, Purchaser Parent or any of their respective Affiliates shall be required to expend any money, commence any litigation or offer or grant any accommodation (financial or otherwise) in connection with the foregoing (other than filing and other fees owed to any Governmental Authority in connection with any Filings to be made with or Approvals to be obtained from Governmental Authorities, for which Purchaser shall be responsible and shall reimburse Seller Parent and its Affiliates). Purchaser agrees to provide such reasonable security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority whose Approval is sought in connection with the transactions contemplated hereby.

(b) Without limiting and in furtherance of the provisions of Section 6.4(a), and in order to facilitate the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements on a timely basis, promptly following the date hereof Seller Parent and Purchaser Parent shall organize a transition team (the “Transition Team”), co-chaired by a representative of Seller Parent and by a representative of Purchaser Parent and including equal representation of Seller Parent and Purchaser Parent, which Transition Team shall, following the Closing, have responsibility for (A) coordinating and directing the efforts of the Parties with respect to (1) the administration and coordination of the Ancillary Agreements following the Closing, (2) subject to the terms of this Agreement, including Section 2.2, Section 6.3 and Section 6.4(a), the process for seeking applicable third party consents, Approvals, and Governmental Authorizations and making required filings or notices in connection with the consummation of the transactions contemplated hereby, and (3) coordinating and directing the efforts of the Parties with respect to Shared Contracts in accordance with Section 2.2 as well as the efforts of the Parties with respect to the assets and liabilities contemplated by Section 2.2, (B) coordinating communications, public relations and investor relations strategy and approach of the Parties regarding this Agreement and the transactions contemplated hereby in accordance with this Agreement, and (C) overseeing other business and operational matters relating to this Agreement and the transactions contemplated hereby in accordance with this Agreement, in the case of each of clauses (A), (B) and (C), subject to applicable Laws, including Laws regarding the exchange of information and Antitrust Laws, and the other provisions of this Agreement, including those regarding access and cooperation (it being understood that this Section 6.4(b) is intended to facilitate the administration of the matters referred to herein and is not intended to expand the scope of or alter the substantive rights and obligations of the Parties under any other provisions of this Agreement).

(c) Purchaser Parent shall develop, in consultation with Seller Parent, a detailed written transition plan (the “Transition Plan”) which shall set forth integration planning goals, activities and processes with respect to the period from the date hereof through the Closing Date and the transition activities to be implemented after the Closing Date. The Transition Plan shall also include reasonably detailed plans in respect of the matters set forth in Section 6.4(c) of the Purchaser Parent Disclosure Letter. The Parties acknowledge and agree that the Transition Plan shall be prepared for convenience and informational purposes only, shall not be binding on any Party or its respective Affiliates, and the taking of, or failure to take, any action set forth in the Transition Plan shall in no event be a condition to the obligations of either Party to consummate the Sale and the other transactions contemplated by this Agreement.

(d) Purchaser Parent shall consult in good faith with Seller Parent prior to the Closing regarding (i) the identity of the initial direct reports to the Chief Executive Officer and to the Chief Financial Officer of Purchaser and (ii) the initial Business Plan (as defined in the Purchaser Shareholders Agreement), including any updates to any draft Business Plan previously provided, to be adopted by Purchaser as of the Closing. If, as part of such consultation, Seller Parent wishes to escalate any matter regarding the foregoing matters, it shall be entitled to convene, on reasonable notice, a meeting between the Chief Executive Officers of Seller Parent and Purchaser Parent to discuss such matters. In the event any disagreements regarding the foregoing matters cannot be resolved by such Chief Executive Officers prior to the Closing, the Chief Executive Officer of Purchaser Parent shall make the final determination with respect thereto.

Section 6.5 Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) Seller Parent shall prepare or cause to be prepared all (A) Tax Returns that include Seller Parent or any of its Affiliates (other than any Conveyed Subsidiary or any Subsidiary thereof), on the one hand, and any Conveyed Subsidiary or Subsidiary thereof, on the other hand (“Seller Combined Tax Returns”) and (B) Tax Returns of the Conveyed Subsidiaries (and their Subsidiaries) for any Pre-Closing Tax Period other than any Straddle Period (“Pre-Closing Separate Tax Returns”). All Pre-Closing Separate Tax Returns shall, where applicable, be prepared in a manner consistent with the past practices of the applicable Conveyed Subsidiary (or Subsidiary thereof), other than as required as a result of the Seller Internal Restructurings and except to the extent that there is not at least a “more likely than not” basis for a position under applicable Law. In the case of any Pre-Closing

Separate Tax Return that is required to be filed after the Closing (taking into account any applicable extensions), Seller Parent shall deliver to Purchaser for its review and comment, at least thirty (30) days, in the case of Income Tax Returns, and fifteen (15) days, in the case of non-Income Tax Returns, prior to the due date for the filing of such Pre-Closing Separate Tax Return (taking into account any applicable extensions), a draft copy of such Pre-Closing Separate Tax Return, together with any additional information that Purchaser may reasonably request. Purchaser shall have the right to review such Pre-Closing Separate Tax Return and any such additional information prior to the filing of such Pre-Closing Separate Tax Return, and Seller Parent shall consider in good faith any reasonable comments submitted by Purchaser at least fifteen (15) days, in the case of Income Tax Returns, and five (5) days, in the case of non-Income Tax Returns, prior to the due date of such Pre-Closing Separate Tax Return (taking into account any applicable extensions). Purchaser shall timely file (taking into account any applicable extensions), or cause to be timely filed, such Pre-Closing Separate Tax Returns as prepared by Seller Parent (and as may be revised by Seller Parent to reflect any comments received from Purchaser pursuant to the immediately preceding sentence), provided that such Tax Return was delivered to Purchaser at least five (5) days, in the case of Income Tax Returns, and three (3) days, in the case of non-Income Tax Returns, prior to the due date for filing such Tax Return (taking into account any applicable extensions). Seller Parent shall timely file, or cause to be timely filed (taking into account any applicable extensions), any Seller Combined Tax Returns and any Pre-Closing Separate Tax Returns that are due prior to the Closing (taking into account any applicable extensions) and pay any Taxes due on any such Tax Return and, at least three (3) days before any Pre-Closing Separate Tax Return that is required to be filed after the Closing is due (taking into account any applicable extensions), shall pay Purchaser (or a Subsidiary of Purchaser designated by Purchaser) the amount of Taxes shown as due thereon to the extent any such Taxes are Seller Indemnified Taxes for which Seller Parent is liable pursuant to this Agreement.

(ii) Other than Tax Returns for which Seller Parent is responsible pursuant to Section 6.5(a)(i) and any Tax Returns described in Section 6.5(g)(iii), Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Conveyed Subsidiaries and their Subsidiaries (taking into account any applicable extensions). Any such Tax Return required to be filed by Purchaser for a Tax period that includes (but does not end on) the Closing Date (any such Tax period, a “Straddle Period,” and any such Tax Return, a “Straddle Period Tax Return,”) and any Tax Return (or relevant portion thereof) of Purchaser or any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries after the Closing) that includes or reflects (or is required to include or reflect) Seller Indemnified Taxes for which Seller Parent would reasonably be expected to be liable pursuant to this Agreement (any such Tax Return, or relevant portion thereof, or any Straddle Period Tax Return, a “Seller Indemnifiable Tax Return”) shall, where applicable, be prepared (1) in a manner consistent with the past practices of the applicable Conveyed Subsidiary (or Subsidiary thereof), other than as required as a result of the Seller Internal Restructurings and except to the extent that there is not at least a “more likely than not” basis for a position under applicable Law or such position would reasonably be expected to result in Purchaser or its Subsidiaries being liable for any material Taxes that are not Seller Indemnified Taxes for which Seller Parent is liable pursuant to this Agreement and (2) in accordance with the terms of this Agreement. With respect to any Seller Indemnifiable Tax Return, Purchaser shall deliver to Seller Parent for its review, comment and approval, at least thirty (30) days, in the case of Income Tax Returns, and fifteen (15) days, in the case of non-Income Tax Returns, prior to the due date for the filing of such Seller Indemnifiable Tax Return (taking into account any applicable extensions), a statement setting forth the amount of Tax for which Seller Parent is responsible pursuant to Section 6.5(d)(i) and a copy of such Seller Indemnifiable Tax Return, together with any additional information that Seller Parent may reasonably request. Seller Parent shall have the right to review such Seller Indemnifiable Tax Return, statement and any additional information prior to the filing of such Seller Indemnifiable Tax Return, and Purchaser shall reflect on such Seller Indemnifiable Tax Return, as filed, any reasonable comments submitted by Seller Parent at least fifteen (15) days, in the case of Income Tax Returns, and five (5) days, in the case of non-Income Tax Returns, prior to the due date of such Seller Indemnifiable Tax Return (taking into account any applicable extensions) to the extent any such comments would not be reasonably expected to result in Purchaser or its Subsidiaries being liable for any material Taxes that are not Seller Indemnified Taxes for which Seller Parent is liable pursuant to this Agreement. Seller Parent shall, at least three (3) days before any Tax Return that Purchaser is obligated to file under Section 6.5(a) (ii) is due, pay Purchaser (or a Subsidiary of Purchaser designated by Purchaser) the amount of Taxes shown as due thereon to the extent any such Taxes are Seller Indemnified Taxes.

(iii) Neither Purchaser nor any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries after the Closing) shall amend or revoke any Pre-Closing Separate Tax Return or Straddle Period Tax Return, or agree to any waiver or extension of the statute of limitations, relating to Taxes with respect to any Conveyed Subsidiary (or any Subsidiary thereof) for a Pre-Closing Tax Period, without the prior written consent of Seller Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Upon Seller Parent’s reasonable request, at the sole cost and expense of Seller Parent, Purchaser shall file, or cause to be filed, any amended Pre-Closing Separate Tax Return in the form and substance reasonably requested by Seller Parent and in a manner consistent with the past practices of the applicable Conveyed Subsidiary or its Subsidiary (other than as required as a result of the Seller Internal Restructurings), except to the extent that there is not at least a “more likely than not” basis for a position under applicable Law, provided that Purchaser shall not be required to file any such amended Tax Return to the extent it would reasonably be expected to result in Purchaser or its Subsidiaries being liable for any material Taxes that are not Seller Indemnified Taxes for which Seller Parent is liable pursuant to this Agreement or otherwise result in commercial consequences that materially and adversely affect Purchaser.

(iv) Notwithstanding anything herein to the contrary, this Section 6.5(a) shall not apply to any Tax Returns in respect of Transfer Taxes described in Section 6.5(j) or any VAT described in Section 6.5(k).

(b) Carryforwards and Carrybacks. Purchaser shall cause the Conveyed Subsidiaries and their Subsidiaries, to the extent permitted by applicable Law, not to carry back into any Pre-Closing Tax Period, and to carry forward into any taxable period beginning after the Closing Date any Tax Asset arising after the Closing Date (a “Subsequent Loss”) that could, whether in the absence of an election or otherwise, be carried back to a Pre-Closing Tax Period. Purchaser shall take, and shall cause its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) to take, all steps reasonably necessary to avoid such carry back (and achieve such carryforward), including by making all necessary elections. If a Subsequent Loss is not permitted by applicable Law to be carried forward into any taxable period beginning after the Closing Date and is required to be carried back into any Pre-Closing Tax Period, then after providing notice to Seller Parent of such required carryback, Purchaser and its Subsidiaries shall be entitled to any refund of Taxes resulting from any carryback of such Subsequent Loss into any such Pre-Closing Tax Period; provided that Purchaser shall indemnify and hold Seller Parent and its Affiliates harmless from and against any Tax Liability resulting from the carryback of a Subsequent Loss and any other costs and expenses associated with or incurred in connection with obtaining, collecting or paying over a refund resulting from such carryback to the extent such carryback of a Subsequent Loss is reflected on a Seller Combined Tax Return. To the extent any such Subsequent Loss or related refund is subsequently disallowed or required to be returned by Seller Parent or its Affiliates to a Governmental Authority, Purchaser agrees to promptly repay any amounts previously paid over by Seller Parent to Purchaser (or its Subsidiaries) in respect of such Subsequent Loss or related refund, together with any interest, penalties or other additional amounts imposed by such Governmental Authority, to Seller Parent.

(c) Refunds and Other Tax Benefits.

(i) Any Loss or Tax that Seller Parent or any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries prior to the Closing), on the one hand, or Purchaser Parent or any of its Affiliates on the other hand, is responsible for under this Agreement (including pursuant to this Section 6.5, Section 6.6 or Article VII, and including any amounts that are economically borne by Seller Parent or Purchaser Parent, as the case may be, through an adjustment under Section 2.8 or Section 2.9), shall be determined net of any Tax Benefit arising from any Tax Item in respect of any such Loss or Tax realized in the taxable year of such Loss or Tax or the subsequent two taxable years. If any such Tax Benefit was not included in the initial computation of such Loss or Tax, the Purchaser shall pay to Seller Parent or Purchaser Parent, as the case may be, the amount of the applicable Tax Benefit. The amount of any payment for a Tax Benefit that is due under the prior sentence shall be paid within fifteen (15) days of the filing of the Tax Return with respect to which the Tax Benefit is actually realized (or, if the Tax Benefit is in the form of an increased cash Tax refund, within fifteen (15) days of the receipt of such cash Tax refund from the applicable Governmental Authority). To the extent permitted to be claimed or deducted on a “more likely than not” basis on an applicable relevant Tax Return, Purchaser shall, and shall cause its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries after the Closing) to claim any Tax Item in respect of any Loss or Tax described in the first sentence of this Section 6.5(c) resulting in a Tax Benefit described in this Section 6.5(c) on such Tax Return.

(ii) Without duplication of amounts covered by Section 6.5(c)(i), Seller Parent shall be entitled to any refund or credit against any Seller Indemnified Taxes for which Seller Parent is liable pursuant to this Agreement except to the extent any such refund or credit was (A) reflected as an asset on the Final Closing Statement and taken into account in the calculation of the Final Business Working Capital or Final Business Net Cash (with respect to the determination of Seller Accrued Income Taxes to the extent offsetting a Tax Liability in such calculation), (B) is described in Section 6.5(b), or (C) is required to be paid to any other Person pursuant to any Contract entered into prior to the Closing by a Conveyed Subsidiary or any Subsidiary thereof. Purchaser shall be entitled to any refunds or credits of or against any Taxes of the Conveyed Subsidiaries (and their Subsidiaries) other than refunds or credits to which Seller Parent is entitled pursuant to the foregoing sentence. If Seller Parent determines that any of the Conveyed Subsidiaries (or Subsidiaries thereof) is entitled to file or make a formal or informal claim for a refund of Taxes (including by filing an amended Tax Return) to which Seller Parent would be entitled under this Section 6.5(c)(ii), Seller Parent shall be entitled to file or make, or to request that Purchaser or its relevant Affiliate (including the applicable Conveyed Subsidiary or Subsidiary thereof) file or make, such formal or informal claim for refund, and Seller Parent shall be entitled to control the prosecution of such claim for refund as if such claim was a Tax Proceeding described in Section 6.5(e)(iii) and Seller Parent were the Controlling Party provided, that Seller Parent shall not be entitled to file or make, or to request that Purchaser or its relevant Affiliate (including the applicable Conveyed Subsidiary or Subsidiary thereof) file or make, such formal or informal claim for refund to the extent it would reasonably be expected to result in Purchaser or its Subsidiaries being liable for any material Taxes that are not Seller Indemnified Taxes for which Seller Parent is responsible under this Agreement or otherwise result in consequences that materially and adversely affect Purchaser. Purchaser shall reasonably cooperate, and cause its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries after the Closing) to reasonably cooperate, with respect to any such request by Seller Parent or in any such claim for refund, and shall pay or cause to be paid to Seller Parent the amount (including interest) of any related refund or credit received by Purchaser or any Affiliate thereof (including any Conveyed Subsidiary or Subsidiary thereof), net of any costs, expenses and Taxes occurred in obtaining, collecting or paying over such refund, credit, offset or other similar benefit within fifteen (15) days of receipt (or realization) thereof. Any refund of, or credit against, Taxes that is received or realized with respect to Taxes attributable to any Conveyed Subsidiary (or Subsidiary thereof), the Purchased Assets or the Business for a Straddle Period shall be equitably apportioned between Seller Parent and Purchaser in a manner consistent with the principles set forth in Section 6.5(d)(iii) and the first sentence of this Section 6.5(c)(ii).

(iii) Without duplication of amounts covered by Section 6.5(c)(i), Purchaser Parent shall be entitled to any refund or credit against any Purchaser Parent Indemnified Taxes for which Purchaser Parent is responsible under this Agreement except to the extent any such refund or credit was (A) reflected as an asset on the Final Closing Statement and taken into account in the calculation of the Final Purchaser Working Capital or Final Purchaser Net Cash (with respect to the determination of Purchaser Accrued Income Taxes to the extent offsetting a Tax Liability in such calculation) or (B) required to be paid to any other Person pursuant to any Contract entered into prior to the Closing by Purchaser or any Subsidiary thereof. Purchaser shall be entitled to any refunds or credits of or against any Taxes of Purchaser or the Subsidiaries of Purchaser (other than the Conveyed Subsidiaries (and their Subsidiaries)) other than refunds or credits to which Purchaser Parent is entitled pursuant to the foregoing sentence. If Purchaser Parent determines that Purchaser or any of the Subsidiaries of Purchaser (other than the Conveyed Subsidiaries (and their Subsidiaries)) is entitled to file or make a formal or informal claim for a refund of Taxes (including by filing an amended Tax Return) to which Purchaser Parent would be entitled under this Section 6.5(c)(iii), Purchaser Parent shall be entitled to file or make, or to request that Purchaser or its relevant Affiliate (including the applicable Subsidiary of Purchaser thereof) file or make, such formal or informal claim for refund, and Purchaser Parent shall be entitled to control the prosecution of such claim for refund as if such claim was a Tax Proceeding described in Section 6.5(e)(iii) and Purchaser Parent were the Controlling Party; provided that Purchaser Parent shall not be entitled to file or make, or to request that Purchaser or its relevant Affiliate file or make, such formal or informal claim for refund to the extent it would reasonably be expected to result in Purchaser or its Subsidiaries being liable for any material Taxes that are not Purchaser Parent Indemnified Taxes for which Purchaser Parent is responsible under this Agreement or otherwise result in consequences that materially and adversely affect Purchaser. Purchaser shall reasonably cooperate, and cause its Affiliates to reasonably cooperate, with respect to any such request by Purchaser Parent or in any such claim for refund, and shall pay or cause to be paid to Purchaser Parent the amount (including interest) of any related refund or credit received or realized by Purchaser or any Affiliate thereof (including any Conveyed Subsidiary or Subsidiary thereof), net of any costs, expenses and Taxes occurred in obtaining, collecting or paying over such refund or credit within fifteen (15) days of receipt (or realization) thereof. Any refund of, or credit against, Taxes that is received or realized with respect to Taxes attributable to Purchaser or its Subsidiaries (other than the Conveyed Subsidiaries (and their Subsidiaries)) for a Straddle Period shall be equitably apportioned between Purchaser Parent and Purchaser in a manner consistent with the principles set forth in Section 6.5(d)(iii) and the first sentence of this Section 6.5(c)(iii).

(d) Tax Indemnification.

(i) Subject to Section 6.5(d)(v), from and after the Closing, Seller Parent agrees to indemnify and hold harmless Purchaser and its Subsidiaries (including the Conveyed Subsidiaries and their Subsidiaries after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) from and against all liability, without duplication, for (1) Taxes of the Conveyed Subsidiaries and their Subsidiaries for any Pre-Closing Tax Period (including any Taxes payable in respect of an election under Section 965(h) of the Code), (2) Taxes of any Seller (other than any Transfer Taxes and VAT for which Purchaser is responsible hereunder) including, Taxes (other than Taxes of the Conveyed Subsidiaries and their Subsidiaries) imposed with respect to, arising out of or relating to the Purchased Assets or the Business for a Pre-Closing Tax Period, (3) Taxes of any Person (other than the Conveyed Subsidiaries and their Subsidiaries) for a Pre-Closing Tax Period for which any Conveyed Subsidiary (or any Subsidiary thereof) is liable under Treasury Regulation Section 1.1502-6 (or a similar provision of state, local or foreign Law), or as a transferee or successor or by Contract (other than Contracts that do not relate primarily to Taxes), (4) Taxes arising out of or resulting from any breach of any covenant or agreement of Seller Parent or any of its Affiliates contained in this Agreement, (5) Taxes for a Pre-Closing Tax Period imposed on (x) any transaction effected pursuant to Section 2.3(b), (y) any settlement of any intercompany accounts of Seller Parent or its Subsidiaries pursuant to Section 6.7, or (z) any transaction or step forming part of the Seller Internal Restructurings, (6) Transfer Taxes for which Seller Parent is responsible under Section 6.5(j), (7) Taxes required to be deducted or withheld with respect to the payment of the Purchase Consideration or any amounts payable to Seller Parent pursuant to Section 2.8 or Section 2.9, including any penalties imposed on Purchaser as a result of Purchaser’s failure to deduct or withhold any such amounts that Purchaser (or a Purchaser Designated Affiliate) was permitted to withhold under Section 2.10 (in each case, subject to Purchaser’s compliance with the notice and cooperation requirements of Section 2.10 and except for any such Taxes (and any related penalties) required to be deducted or withheld solely as a result of any assignment by Purchaser or its Affiliates for which Purchaser is responsible pursuant to Section 10.3), (8) Taxes arising from any breach of any representation or warranty contained in Section 4.16(k), (9) Taxes arising as a result of any Conveyed Subsidiary or any Subsidiary of any Conveyed Subsidiary at any time ceasing to be a member of a group for the purposes of any Tax, of which group Seller Parent or any Subsidiary of Seller Parent is or was also a member and (10) any costs and expenses, including reasonable legal and accounting fees and expenses, attributable to any item described in clauses (1) through (9) (any such Taxes for which Seller Parent is responsible pursuant to this Section 6.5(d)(i), subject to the following proviso, “Seller Indemnified Taxes”); provided that Seller Parent shall not be required to indemnify or hold harmless any Purchaser Tax Indemnified Party from and against any liability pursuant to this Section 6.5(d)(i) for (A) Taxes attributable to any action taken after the Closing by Purchaser, any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries), or any transferee of Purchaser or any of its Affiliates

(including the Conveyed Subsidiaries and their Subsidiaries), other than any such action that (1) is in the ordinary course of business, (2) is expressly permitted or contemplated by this Agreement, or (3) is required to be taken in order to comply with applicable Law or as a result of a change in applicable Law (a “Purchaser Tax Act”), (B) Taxes that were reflected, accrued or reserved for in the Final Closing Statement, Final Business Working Capital, or Final Business Net Cash, (C) Income Taxes to the extent that a Conveyed Subsidiary or any Subsidiary thereof had any Tax Assets as of the close of business on the Closing Date that were available, or would have been available but for their prior utilization by Purchaser or any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries after the Closing) to offset or otherwise reduce the applicable Tax Liability in respect of such Income Taxes (except any Tax Asset reflected as an asset in the Final Closing Statement and taken into account in the calculation of the Final Business Working Capital or the Final Business Net Cash), or (D) Taxes for which Purchaser Parent is responsible under Section 6.5(d)(ii).

(ii) Subject to Section 6.5(d)(v), from and after the Closing, Purchaser Parent shall indemnify and hold harmless the Purchaser Tax Indemnified Parties from and against all liability, without duplication, for (1) all Taxes of Purchaser Parent and its Affiliates (other than Purchaser and its Subsidiaries) for any Tax period (other than Transfer Taxes and VAT for which Seller Parent is responsible hereunder), (2) Taxes of Purchaser and its Subsidiaries (other than the Conveyed Subsidiaries and their Subsidiaries) for any Pre-Closing Tax Period, (3) Taxes of any Person for a Pre-Closing Tax Period for which Purchaser (or any Subsidiary thereof other than any Conveyed Subsidiaries and their Subsidiaries) is liable under Treasury Regulation Section 1.1502-6 (or a similar provision of state, local or foreign Law), or as a transferee or successor or by Contract (other than Contracts that do not relate primarily to Taxes), (4) Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser Parent, Purchaser or their respective Affiliates contained in this Agreement, (5) Transfer Taxes for which Purchaser Parent is responsible under Section 6.5(j), (6) Taxes arising from any breach of any representation or warranty in Section 5.17(k), (7) Taxes for a Pre-Closing Tax Period imposed on (x) any settlement of any intercompany accounts of Purchaser or any Subsidiary of Purchaser, on the one hand, and Purchaser Parent or any Subsidiary of Purchaser Parent (other than Purchaser and its Subsidiaries), on the other hand, pursuant to Section 6.7 or (y) any transaction or step forming part of the Purchaser Internal Restructurings, (8) Taxes required to be deducted or withheld with respect to any amounts payable to Purchaser Parent pursuant to Section 2.8 or Section 2.9, including any penalties imposed on Purchaser as a result of Purchaser’s failure to deduct or withhold any such amounts, (9) Taxes arising as a result of Purchaser or any Subsidiary of Purchaser (other than any Conveyed Subsidiary or a Subsidiary thereof) at any time ceasing to be a member of a group for the purposes of any Tax, of which group Purchaser Parent or any Subsidiary of Purchaser Parent (other than Purchaser or any Subsidiary of Purchaser) is or was also a member and (10) any costs and expenses, including reasonable legal and accounting fees and expenses, attributable to any item described in clauses (1) through (9) (any such Taxes for which Purchaser Parent is responsible pursuant to this Section 6.5(d)(ii), subject to the following proviso, “Purchaser Parent Indemnified Taxes”); provided that Purchaser Parent shall not be required to indemnify or hold harmless any Purchaser Tax Indemnified Party from and against any liability for (A) Taxes attributable to any action taken after the Closing by Seller Parent or any of its Affiliates, other than any such action that (1) is in the ordinary course of business, (2) is expressly permitted or contemplated by this Agreement, or (3) is required to be taken in order to comply with applicable Law or as a result of a change in applicable Law (a “Seller Tax Act”), (B) Taxes that were reflected, accrued or reserved for in the Final Closing Statement, Final Purchaser Working Capital or the Final Purchaser Net Cash, (C) Income Taxes to the extent that Purchaser or any Subsidiary thereof had any Tax Assets as of the close of business on the Closing Date that were available, or would have been available but for their prior utilization by Purchaser or any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries after the Closing), to offset or otherwise reduce the applicable Tax Liability in respect of such Income Taxes (except any Tax Asset reflected as an asset in the Final Closing Statement and taken into account in the calculation of the Final Purchaser Working Capital or the Final Purchaser Net Cash), or (D) Taxes for which Seller Parent is responsible under Section 6.5(d)(i).

(iii) To the extent permitted or required by applicable Law, the taxable year of each of the Conveyed Subsidiaries and their Subsidiaries and any Subsidiary of Purchaser that includes the Closing Date shall be treated as closing on (and including) the Closing Date. Otherwise, for purposes of this Agreement, in the case of any Straddle Period:

(A) Property Taxes allocable to the Pre-Closing Tax Period shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period to the number of days in the entire Straddle Period; and

(B) Taxes (other than Property Taxes) allocable to the Pre-Closing Tax Period shall be computed as if such Tax period ended as of the close of business on the Closing Date and, in the case of any Taxes of Conveyed Subsidiaries (and their Subsidiaries) and Seller Parent, or in the case of any Taxes of Purchaser Parent and Purchaser (and their Subsidiaries prior to the Closing), in each case attributable to the ownership of any equity interest in any partnership or other “flow through” entity for tax purposes (including of any “controlled foreign corporation,” as defined under the Code) as if the Tax period of such partnership or other “flow through” entity ended as of the close of business on the Closing Date with the Taxes of such entity for the Pre-Closing Tax Period deemed to include any Taxes on the allocable income of such entity in respect of such Tax period; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

(iv) Any claim for indemnification under this Section 6.5(d) shall be made in writing upon the party from whom indemnification is sought, and shall specify in reasonable detail the basis for such claim. Any indemnity payment required to be made pursuant to this Section 6.5(d) shall be made within thirty (30) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes are required to be paid to the applicable Taxing Authority.

(v) With respect to any Taxes suffered or incurred by any Conveyed Subsidiary (or any Subsidiary thereof) that was not wholly owned by Seller Parent (directly or indirectly) as of immediately prior to the Closing, the indemnification obligations of Seller Parent pursuant to Section 6.5(d)(i) in respect of such Taxes (or related costs and expenses) shall in no event exceed an amount equal to (A) the amount of such Taxes (or related costs and expenses) for which the Purchaser Tax Indemnified Parties would otherwise be entitled to indemnification pursuant to Section 6.5(d), as if such Conveyed Subsidiary (or any Subsidiary thereof) were wholly owned by Seller Parent, multiplied by (B) the direct and indirect percentage ownership of Seller Parent of such Conveyed Subsidiary (or Subsidiary thereof) as of immediately prior to the Closing. With respect to any Taxes suffered or incurred by any Subsidiary of Purchaser Parent (including Purchaser and its Subsidiaries) that was not wholly owned by Purchaser Parent (directly or indirectly) as of immediately prior to the Closing, the indemnification obligations of Purchaser Parent pursuant to Section 6.5(d)(ii) in respect of such Taxes (or related costs and expenses) shall in no event exceed an amount equal to (A) the amount of such Taxes (or related costs and expenses) for which the Purchaser Tax Indemnified Parties would otherwise be entitled to indemnification pursuant to Section 6.5(d), as if such Subsidiary were wholly owned by Purchaser Parent, multiplied by (B) the direct and indirect percentage ownership of Purchaser Parent of such Subsidiary as of immediately prior to the Closing.

(vi) Without duplication to any other amounts paid pursuant to this Section 6.5:

(A) Within thirty (30) days following the filing of any Income Tax Return for any Conveyed Subsidiary (or any Subsidiary thereof), on the one hand, or Purchaser (or any Subsidiary thereof, other than the Conveyed Subsidiaries and their Subsidiaries), on the other hand, for any Pre-Closing Tax Period or for any Straddle Period, Seller Parent or Purchaser Parent shall (or Purchaser Parent shall cause Purchaser to) prepare a statement showing (i) the amount of Income Taxes shown as due on such filed Income Tax Return with respect to the relevant Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date (the “Final Pre-Closing Income Tax Amount”) and (ii) the amount of the Seller

Accrued Income Taxes or Purchaser Accrued Income Taxes, as applicable, attributable to such Income Tax Return as reflected on the Final Closing Statement (the “Pre-Closing Income Tax Amount”) and deliver such statement to Seller Parent and Purchaser Parent, as applicable. Purchaser Parent or Seller Parent, as applicable, shall have a period of fifteen (15) Business Days to provide comments to a schedule prepared (or caused to be prepared) by Seller Parent or Purchaser Parent, respectively. If Purchaser Parent or Seller Parent, as applicable, do not provide any comments to Seller Parent or Purchaser Parent, respectively, during such period, the statement as so prepared shall be final and binding.

(B) In the event the Final Pre-Closing Income Tax Amount with respect to any Income Tax Return is less than the amount of the Pre-Closing Income Tax Amount attributable to such Income Tax Return that was included on the Final Closing Statement, the Purchaser shall within five (5) Business Days following the finalization of the Final Pre-Closing Income Tax Amount hereunder (i) pay to Seller Parent the amount of such difference with respect to a Conveyed Subsidiary and their Subsidiaries and (ii) pay to Purchaser Parent the amount of such difference with respect to Purchaser and its Subsidiaries.

(vii) The Parties shall use reasonable best efforts to structure any indemnity payment, true-up payment, or payment in respect of Tax Benefits made by any Party pursuant to this Agreement (including pursuant to this Section 6.5, Section 6.6 and Article VII) and any payment made by Purchaser Parent to Purchaser pursuant to Section 2.8 or Section 2.9 in the manner set forth in Clause 10 of the Structuring Considerations Agreement. The Parties shall use reasonable best efforts to structure as a special dividend any payment made by Purchaser to Purchaser Parent pursuant to Section 2.8, Section 2.9 or this Section 6.5.

(e) Tax Contests.

(i) If a claim shall be made by any Taxing Authority (a “Tax Claim”) which, if successful, would reasonably be expected to result in an indemnity payment pursuant to Section 6.5(d), the indemnified party shall promptly notify the indemnifying party in writing of such claim (and provide copies of any documents received from the Taxing Authority in respect of such claim); provided that the failure to provide such notice shall not relieve the indemnifying party of its indemnification obligations hereunder except to the extent the indemnifying party is prejudiced thereby and expenses are incurred during the period in which notice was not provided. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(ii) With respect to any Tax Claim relating to a Conveyed Subsidiary (or any Subsidiary thereof) for any Tax period ending on or before the Closing Date, to Seller Parent (or any Subsidiary thereof) for any taxable period, or with respect to, a Seller Combined Tax Return, Seller Parent shall control all Tax Proceedings and shall make all decisions taken in connection with such Tax Proceeding (including selection of counsel), and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may either pay the applicable Tax Liability and sue for a refund or contest the Tax Claim; provided, that in the case of such Tax Proceeding with respect to a Tax Return of a Conveyed Subsidiary (or any Subsidiary thereof) other than a Seller Combined Tax Return, Seller Parent shall not settle such Tax Proceeding if doing so would reasonably be expected to materially increase the Tax Liability of Purchaser or its Subsidiaries (including the Conveyed Subsidiaries and any Subsidiary thereof after the Closing), taking into account any indemnification for Tax Liabilities under this Agreement, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned. In the case of any such Tax Proceeding with respect to a Conveyed Subsidiary (or a Subsidiary thereof), Seller Parent shall (x) notify Purchaser of any material development with respect to any such Tax Proceeding, (y) provide Purchaser with copies of any material documents submitted in connection with such Tax Proceeding and (z) notify Purchaser regarding any material action to be taken by Seller Parent with respect to such Tax Proceeding (and take Purchaser’s comments into consideration in good faith), in each case, solely to the extent relating to matters or aspects of such Tax Proceeding that would reasonably be expected to materially increase the Tax Liability of a Conveyed Subsidiary (or a Subsidiary thereof) in a Post-Closing Tax Period.

(iii) In the case of any Tax Proceeding relating to Taxes of the Conveyed Subsidiaries (and their Subsidiaries) for any Straddle Period, the Controlling Party shall have the right and obligation to conduct such Tax Proceeding; provided that the Controlling Party shall (u) notify the Non-Controlling Party of any material development with respect to such Tax Proceeding, (v) provide the Non-Controlling Party with copies of any material documents submitted in connection with such Tax Proceeding, (w) consult with the Non-Controlling Party before submitting any written materials or taking any significant action in connection with the conduct of such Tax Proceeding, (x) provide, to the extent possible, for the Non-Controlling Party to participate in such Tax Proceeding at its own expense, (y) defend such Tax Proceeding diligently and in good faith, and (z) not settle any such Tax Proceeding if doing so would reasonably be expected to materially increase the Tax Liability of the Non-Controlling Party or its Affiliates (taking into account any indemnification for Tax Liabilities under this Agreement), without the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, delayed or conditioned. For purposes of this Agreement, “Controlling Party” shall mean Seller Parent if Seller Parent and its Affiliates are reasonably expected to bear the greater Tax Liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax Liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller Parent or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(iv) Except as otherwise provided herein, Purchaser shall control all Tax Proceedings with respect to the Conveyed Subsidiaries (and their Subsidiaries) for any taxable period beginning after the Closing Date and any Tax Proceeding with respect to Purchaser or any of its Affiliates relating to any Seller Indemnifiable Tax Return; provided that Seller Parent shall be deemed to be a Non-Controlling Party (with the rights described in Section 6.5(e)(iii)) with respect to any such Tax Proceeding if the resolution of any such Tax Proceeding would reasonably be expected to materially increase the Tax Liability of a Conveyed Subsidiary (or a Subsidiary thereof) in a Pre-Closing Tax Period or the amount of indemnification for which Seller Parent is responsible pursuant to Section 6.5(d)(i).

(v) Purchaser, the Conveyed Subsidiaries and each of their respective Affiliates, on the one hand, and Seller Parent and its Affiliates, on the other hand, shall cooperate in contesting any Tax Claim, which cooperation shall include the retention and, upon request, the provision to the requesting Party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at related Tax Proceedings. Purchaser Parent and Seller Parent and their applicable Affiliates shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 6.5(e)(v). Notwithstanding anything herein to the contrary, (A) Seller Parent shall not be required to provide Purchaser or its Affiliates with a copy, or otherwise disclose the contents, of any Seller Combined Tax Return (except to the extent such information relates solely to a Conveyed Subsidiary or its Subsidiaries), (B) Seller Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of Seller Parent or any of its Affiliates or any Seller Combined Tax Return, and (C) Purchaser Parent shall not be required to provide Seller Parent, Purchaser or its Affiliates with a copy, or otherwise disclose the contents, of any Tax Return that includes Purchaser Parent or any of its Affiliates (other than Purchaser and any Subsidiary thereof), on the one hand, and Purchaser and any Subsidiary thereof (other than any Conveyed Subsidiary or Subsidiary thereof), on the other hand (“Purchaser Parent Combined Tax Returns”) and Purchaser Parent shall have the exclusive right to control in all respects, and neither Seller Parent nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Purchaser Parent Combined Tax Return.

(f) Internal Restructurings.

(i) Notwithstanding anything herein to the contrary, but subject to Section 2.2, Section 6.3 and Section 6.4, Seller Parent shall, at its sole cost and expense, effective from a date on or prior to the Closing Date, implement the transactions necessary to deliver on the Closing Date the Business and the Purchased Assets in a manner consistent with Section 6.5(f) of the Seller Disclosure Letter (such transactions, as finally described in the Seller Parent Final Plan (as defined below), the “Seller Internal Restructurings”); provided that within seventy-five (75) days of the date hereof, Seller Parent shall deliver to Purchaser Parent for Purchaser Parent’s review and reasonable comment an initial draft of a step plan (the “Seller Parent Preliminary Plan”) setting forth the steps Seller Parent shall undertake to effect the Seller Internal Restructurings; provided, further, that Seller Parent shall (x) consider in good faith any reasonable amendments, modifications or supplements to the Seller Parent Preliminary Plan proposed by Purchaser Parent and Purchaser and (y) shall, to the extent consistent with the principles set forth in Section 6.5(f) of the Seller Disclosure Letter, incorporate the input of Purchaser Parent and Purchaser on the Seller Parent Preliminary Plan (including the timing, structure and other details of such transactions). Subject to the finalization of the Seller Parent Final Plan pursuant to Section 6.5(f)(iii), at least twenty (20) Business Days prior to the Closing, Seller Parent shall provide to Purchaser Parent a list of the U.S. federal tax classification elections for each of the Conveyed Subsidiaries and Subsidiaries thereof as of the Closing, which list shall be true, correct and complete in all material respects and consistent with the Seller Parent Final Plan.

(ii) Notwithstanding anything herein to the contrary, but subject to Section 2.2, Section 6.3 and Section 6.4, Purchaser Parent shall, at its sole cost and expense, effective from a date on or prior to the Closing Date and Section 6.3(e)), implement the transactions necessary to deliver on the Closing Date any assets of Purchaser Parent or its Affiliates (other than Purchaser and its Subsidiaries and except for any assets and/or employees based in France or employed by any French Affiliate of Purchaser Parent) transferred to Purchaser or its Subsidiaries in connection with the transactions described herein in a manner consistent with Section 6.5(f) of the Purchaser Parent Disclosure Letter (such transactions, as finally described in the Purchaser Parent Final Plan (as defined below), the “Purchaser Internal Restructurings”); provided that within seventy-five (75) days of the date hereof, Purchaser Parent shall deliver to Seller Parent an initial draft of a step plan (the “Purchaser Parent Preliminary Plan ”, and together with the Seller Parent Preliminary Plan, the “Preliminary Plans”) setting forth steps Purchaser Parent shall undertake to effect the Purchaser Internal Restructurings for Seller Parent’s review and reasonable comment; provided, further, that Purchaser Parent shall (x) consider in good faith any reasonable amendments, modifications or supplements to the Purchaser Parent Preliminary Plan proposed by Seller Parent and (y) Purchaser Parent shall, to the extent consistent with the principles set forth in Section 6.5(f) of the Purchaser Parent Disclosure Letter, incorporate the input of Seller Parent on the Purchaser Parent Preliminary Plan (including the timing, structure and other details of such transactions). Subject to the finalization of the Purchaser Parent Final Plan pursuant to Section 6.5(f)(iv), at least twenty (20) Business Days prior to the Closing, Purchaser Parent shall provide to Seller Parent a list of the U.S. federal tax classification elections for each of Purchaser and its Subsidiaries as of the Closing, which list shall be true, correct and complete in all material respects and consistent with the Purchaser Parent Final Plan.

(iii) Following the delivery of the Seller Parent Preliminary Plan, any amendments, modifications or supplements to the Seller Parent Preliminary Plan reasonably proposed by Seller Parent shall be considered in good faith by Purchaser Parent, and the Parties shall negotiate in good faith regarding any such proposed amendments, modifications or supplements to which Purchaser Parent objects. Purchaser Parent’s approval shall be required before the Seller Parent Preliminary Plan becomes final (such approval not to be unreasonably, withheld, conditioned or delayed) (such plan, once finalized pursuant to this Section 6.5(f), the “Seller Parent Final Plan”). For the avoidance of doubt, if no amendments, modifications or supplements are reasonably proposed by Purchaser Parent following the delivery of the Seller Parent Preliminary Plan, the Seller Parent Preliminary Plan shall be the Seller Parent Final Plan.

(iv) Following the delivery of the Purchaser Parent Preliminary Plan, any amendments, modifications or supplements to the Purchaser Parent Preliminary Plan reasonably proposed by Purchaser Parent shall be considered in good faith by Seller Parent, and the Parties shall negotiate in good faith regarding any such proposed amendments, modifications or supplements to which Seller Parent objects. Seller Parent’s approval shall be required before the Purchaser Parent Preliminary Plan becomes final (such approval not to be unreasonably, withheld, conditioned or delayed) (such plan, once finalized pursuant to this Section 6.5(f), the “Purchaser Parent Final Plan”). For the avoidance of doubt, if no amendments, modifications or supplements are reasonably proposed by Seller Parent following the delivery of the Purchaser Parent Preliminary Plan, the Purchaser Parent Preliminary Plan shall be the Purchaser Parent Final Plan.

(v) Seller Parent and Purchaser Parent each shall, when proposing amendments, modifications and supplements to the Preliminary Plans and when reviewing and considering such proposed amendments, modifications and supplements for their respective approval, act reasonably and in good faith consistent with the principles set forth in Section 6.5(f) of the Seller Disclosure Letter.

(g) Certain Tax Elections and Post-Closing Actions.

(i) Purchaser shall not, and shall cause its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) not to, take any action on the Closing Date (after the Closing) other than in the ordinary course of business with respect to the Purchased Assets, the Assumed Liabilities, the Business or any Conveyed Subsidiaries or Subsidiaries thereof, except as expressly contemplated herein.

(ii) With respect to any Conveyed Subsidiary (or Subsidiary thereof), Purchaser shall not (A) make or cause or permit to be made an election under Section 338(g) of the Code (or any similar election permitted under state, local or foreign Law), (B) make or cause or permit to be made any election (including any election pursuant to Treasury Regulation Section 301.7701-3) that would be effective on or prior to the Closing Date or otherwise have retroactive effect with respect to a Pre-Closing Tax Period.

(iii)

(A) Prior to the Closing, an Affiliate(s) of Seller Parent shall transfer the equity interests in Wyeth Pharmaceutical Co. Ltd and Treerly Health Co. Ltd (the “China Entities ”) to an Affiliate (or Affiliates) of Seller Parent in a direct equity transfer (the “Direct Transfers”) that is intended to be fully taxable for Chinese Tax purposes. Seller Parent or an applicable Affiliate shall timely pay any Chinese Taxes attributable to any such Direct Transfer, based on a third-party valuation by an independent PRC licensed appraiser of Seller Parent’s choosing, to the appropriate PRC Taxing Authority and file any applicable Tax Returns with the appropriate PRC Taxing Authority. The applicable Seller(s) shall, within five (5) business days in China after (i) the filing of any such Tax Returns, deliver to Purchaser complete copies of such Tax Returns and (ii) the tax receipts(s) are issued by the tax bureau(s), provide Purchaser with complete copies of such tax receipt(s). Any such Taxes shall be the sole responsibility of Seller Parent or the applicable Affiliate and subject to Section 6.5(d)(i).

(B)Following the Direct Transfers, Seller Parent shall effect, through Local Implementing Agreements, the indirect transfer of the China Entities to the Purchaser (the “Indirect Transfers”). Within thirty (30) days following the Indirect Transfers, Seller Parent or the applicable Affiliate shall voluntarily file (whether in one or more filings), on behalf of the applicable Seller(s) and Purchaser (or the applicable Purchaser Designated Affiliate), the documentation required by Circular – SAT Notice [2015] 7 (“Notice 7”) as a result of the Indirect Transfers, and any related transfers, with the applicable PRC Taxing Authority. Seller Parent or the applicable Affiliate shall, within five (5) Business Days after the submission of such Notice 7 filing(s), deliver to Purchaser complete copies of any applicable Notice 7 filing(s) and, if provided, an acknowledgement of receipt of such Notice 7 filing(s) issued by the applicable PRC Taxing Authority. Seller Parent or the applicable Affiliate shall, in its sole discretion, control all communications relating to the Indirect Transfers and such Notice 7 filing(s) with the relevant PRC Taxing Authority and shall keep Purchaser reasonably informed of the progress of such communications (including by providing to Purchaser copies of all material reporting and filings relating to the Indirect Transfers and the Notice 7 filing(s)). If Seller Parent or the applicable Affiliate has fully complied with its obligations pursuant to this Section 6.5(g)(iii), then Purchaser (and its Affiliates) shall not communicate with or make any reporting to a PRC Taxing Authority regarding the Indirect Transfers or the Notice 7 filing(s), except in agreement with Seller Parent or the applicable Affiliate. Purchaser shall notify the applicable Seller(s) promptly, but in any event not later than five (5) Business Days after receipt, of any queries or requests by any PRC Taxing Authority related to the transfer of the China Entities to the Purchaser.

(C) If the Indirect Transfers are determined to be taxable transactions in China, Seller Parent or the applicable Affiliate shall timely pay any additional China Taxes attributable to the Indirect Transfers to the appropriate PRC Taxing Authority and file any applicable Tax Returns with the appropriate PRC Taxing Authority. Any such Taxes shall be the sole responsibility of Seller Parent or the applicable Affiliate and subject to Section 6.5(d)(i).

(D) Absent a change in Law after the date hereof and subject to compliance with Clauses (A) through (C) of this Section 6.5(g)(iii), Purchaser Parent acknowledges and agrees that, notwithstanding anything herein to the contrary, it shall not, and it shall cause its Affiliates not to, withhold any amount with respect to Chinese Taxes in respect of the payment of the Purchase Consideration or any amounts payable to Seller Parent pursuant to Section 2.8 or Section 2.9 herein (nor reflect any such amount in the Final Closing Statement or take any such amount into account in the calculation of the Final Business Working Capital or the Final Business Net Cash).

(h) Tax Sharing Agreements. All Tax sharing agreements and arrangements between (i) any Conveyed Subsidiary or Subsidiary thereof, on the one hand, and Seller Parent or any of its Affiliates (other than any Conveyed Subsidiary or Subsidiary thereof), on the other hand, and (ii) Purchaser or any Subsidiary of Purchaser, on the one hand, and Purchaser Parent or any Subsidiary of Purchaser Parent (other than Purchaser and its Subsidiaries), on the other hand, shall be terminated effective at or before the Closing and shall have no further effect for any Tax period (whether past, present or future) and, after the Closing Date, neither Seller Parent nor any of its Affiliates, nor Purchaser nor any of its Affiliates, shall have any rights or obligations thereunder, and no additional payments shall be made thereunder with respect to any Tax period, whether in respect of a redetermination of Liabilities for Taxes or otherwise.

(i) Cooperation. Each of Purchaser and Seller Parent shall (and shall cause their respective Affiliates to) provide the other with such cooperation, information and records, and make such of its officers, directors, employees and agents available, as may reasonably be requested by the other Party in connection with the preparation or filing of any Tax Return, determining a liability for Taxes or payment under this Section 6.5, conducting any Tax Proceeding and the matters described in Section 6.5(f) of the Seller Disclosure Letter and Section 6.5(f) of the Purchaser Parent Disclosure Letter. Each of Purchaser and Seller Parent shall, within the earlier to occur of one hundred twenty (120) days after the Closing Date and forty-five (45) days prior to the due date for a Tax Return requiring such information (or as promptly as practicable to the extent any Tax Return is due within forty-five (45) days after the Closing Date), provide the other with Tax information materials, including schedules and work papers (including any information reasonably necessary to compile applicable transfer pricing documentation), prepared in a manner consistent with the Conveyed Subsidiaries’ (and their Subsidiaries’) past practices, as requested by one another to enable one another to prepare, or cause to be prepared, all Tax Returns that each Party is obligated to prepare, or cause to be prepared, pursuant to Section 6.5(a)(i) or Section 6.5(a)(ii), as applicable. Notwithstanding anything in this Agreement to the contrary, (i) Seller Parent shall not be required to provide Purchaser Parent or Purchaser, or any of their respective Affiliates, with a copy of, or otherwise disclose the contents of, any Seller Combined Tax Return (provided that Seller Parent shall extract information therein and provide such information to Purchaser hereunder to the extent such information relates solely to a Conveyed Subsidiary or its Subsidiaries), and (ii) Purchaser Parent shall not be required to provide Seller Parent or any of its Affiliates with a copy of, or otherwise disclose the contents of, any Purchaser Parent Combined Tax Return. Each Party shall retain (and cause to be retained) all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Conveyed Subsidiaries and their Subsidiaries for the Pre-Closing Tax Period until the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate.

(j) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Seller Parent shall be responsible for half of, and Purchaser Parent shall be responsible for half of, any Transfer Taxes imposed on the transfer of the Purchased Assets and Assumed Liabilities to Purchaser (or a Purchaser Designated Affiliate) and the costs of preparing and filing Tax Returns in respect of any such Transfer Taxes. The Party responsible under applicable Law for filing Tax Returns with respect to Transfer Taxes shall prepare and timely file such Tax Returns. Seller Parent and Purchaser Parent shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes and to minimize any such Transfer Taxes. For clarity, this Section 6.5(j) does not apply to any Transfer Taxes imposed on any transaction or step forming part of the Seller Internal Restructurings or the Purchaser Internal Restructurings. Seller Parent shall be solely responsible for any Transfer Taxes imposed on any transaction or step forming part of the Seller Internal Restructurings and the costs of preparing and filing any Tax Returns in respect of any such Transfer Taxes and Purchaser Parent shall be solely responsible for any Transfer Taxes imposed on any transaction or step forming part of the Purchaser Internal Restructurings and the costs of preparing and filing any Tax Returns in respect of any such Transfer Taxes.

(k) VAT.

(i) Subject to Section 6.5(k)(ii), all payments made pursuant to this Agreement are exclusive of VAT. Any VAT imposed on the transfers of the Purchased Assets and Assumed Liabilities to Purchaser (or any of the Purchaser Designated Affiliates) shall be charged to Purchaser (or the relevant Purchaser Designated Affiliate) in addition to the Purchase Consideration. Purchaser (or the relevant Purchaser Designated Affiliate) shall pay any such VAT upon receipt of the relevant VAT invoices, if such invoice is required under applicable Law. Purchaser and Seller Parent shall, and shall cause their respective Affiliates to, exercise commercially reasonable efforts to satisfy all compliance obligations necessary in order to treat any such transfer as a transfer of a going concern for VAT purposes where permissible under applicable Law. Where Seller Parent has treated, or caused its Affiliates to treat, a transaction under this Agreement as a transfer of a going concern or otherwise exempt from or outside the scope of VAT and it receives notice that a Taxing Authority disagrees with that treatment, it shall promptly notify Purchaser and reasonably cooperate with Purchaser to contest such disagreement upon Purchaser’s request, provided that Purchaser shall indemnify Seller Parent in respect of any costs, expenses, fees or Taxes incurred in connection with such contest. Seller Parent shall issue (or shall cause to be issued) any invoice necessary and reasonably cooperate with Purchaser and its Affiliates to provide information and documentation necessary for Purchaser and its Affiliates to comply with its VAT obligations under applicable Law. For clarity, this Section 6.5(k)(i) does not apply to any VAT imposed on any transaction or step forming part of the Seller Internal Restructurings or the Purchaser Internal Restructurings. Seller Parent shall be solely responsible for any VAT imposed on any transaction or step forming part of the Seller Internal Restructurings and the costs of preparing and filing any Tax Returns in respect of any such VAT and Purchaser Parent shall be solely responsible for any VAT imposed on any transaction or step forming part of the Purchaser Internal Restructurings and the costs of preparing and filing any Tax Returns in respect of any such VAT.

(ii) The Purchaser Parent Termination Fee is inclusive of any amounts in respect of VAT thereon but subject to the calculations set out in this Section 6.5(k) (ii). The Parties intend, and shall use reasonable efforts to secure, that the Purchaser Parent Termination Fee, being compensatory in nature, is not and will not be treated for VAT purposes as consideration for a taxable supply. If a Taxing Authority determines that the Purchaser Parent Termination Fee is, in whole or in part, consideration for a Tax supply for VAT purposes, then:

(A) if Purchaser Parent (or any other member of the VAT group to which it belongs) is liable to account for any VAT on the Purchaser Parent Termination Fee under a VAT reverse charge mechanism, the amount of the Purchaser Parent Termination Fee shall be reduced so that the sum of (x) the Purchaser Parent Termination Fee (as so reduced), and (y) any VAT reverse charge thereon which Purchaser Parent (or any other member of the VAT group to which it belongs) is not entitled to recover (by way of credit or repayment) as input tax, is equal to the unreduced amount of the Purchaser Parent Termination Fee. In that scenario, Purchaser Parent shall be responsible for complying with all obligations relating to that reverse charge imposed by the Laws of the jurisdiction in which the VAT is accountable under the reverse charge mechanism; and

(B) if Seller Parent is liable to account for any VAT on the Purchaser Parent Termination Fee, then to the extent that such VAT is recoverable (by way of credit or repayment) as input tax by Purchaser Parent (or any other member of the VAT group to which it belongs), the amount of the Purchaser Parent Termination Fee shall be increased such that, less any such recoverable VAT in respect thereof, it equals the amount of the Purchaser Parent Termination Fee before taking into account any adjustment under this Section 6.5(k)(ii)(B).

(l) Coordination. Notwithstanding anything herein to the contrary, (i) the indemnification obligations set forth in Section 6.5(d) shall survive until thirty (30) days following the expiration of the applicable statutes of limitations in respect of the relevant Taxes, (ii) the representations and warranties contained in Section 4.16(k) and Section 5.17(k) shall survive until thirty (30) days following the expiration of the applicable statute of limitations in respect of the relevant Taxes, and (iii) any and all indemnification in respect of Tax matters and the procedures relating thereto shall be governed exclusively by this Section 6.5 and, to the extent specified therein, Section 7.4, Section 7.6, Section 7.7, Section 7.8, Section 7.9, Section 7.10 and Section 7.11, and shall not be governed by the provisions of Article VII (other than, to the extent specified in Section 7.4, Section 7.6, Section 7.7, Section 7.8, Section 7.9, Section 7.10 and Section 7.11).

Section 6.6 Employees and Employee Benefits.

(a) Division of Liabilities Generally.

(i) Purchaser Assumed Employee Liabilities. Purchaser and its Subsidiaries (including, after the Closing, the Conveyed Subsidiaries and the Subsidiaries thereof) shall, effective as of the Closing, assume or retain all Liabilities in respect of (A) the Conveyed Subsidiary Plans (including Liabilities thereunder that relate to an employee or former employee who is not a Business Employee or Former Business Employee), (A) except as otherwise expressly provided in this Section 6.6, the service of the Business Employees and Former Business Employees to the Business or Purchaser Business prior to, on or following the Closing Date, including all Liabilities for compensation (including commissions, bonuses, incentive pay, overtime, premium pay, shift differentials and severance or termination pay) that become payable on or after the Closing, (A) except as otherwise expressly provided in this Section 6.6, compensation and benefits required to be provided by, or transferring to Purchaser pursuant to, applicable Law with respect to a Business Employee or Former Business Employee, (A) the other Liabilities specified in this Section 6.6 as being assumed, retained or reimbursable by Purchaser or its Subsidiaries, (A) except as otherwise expressly provided in this Section 6.6, all costs and expenses arising from the obligations of Purchaser or its Subsidiaries under this Section 6.6, and the implementation by Purchaser of the compensation and benefit plans as contemplated hereunder, and (A) any Liabilities arising out of the failure of Purchaser or its Subsidiaries to comply with its obligations under this Section 6.6, including the failure to extend offers pursuant to Section 6.6(b)(i) or engage in any consultations required or contemplated by Section 6.6(b)(i) or Section 6.6(j) (the Liabilities assumed by Purchaser and its Subsidiaries pursuant to this Section 6.6, collectively, the “Purchaser Assumed Employee Liabilities”). For the avoidance of doubt, except as contemplated by clause (A) of this Section 6.6(a)(i), the term Purchaser Assumed Employee Liabilities shall not include Liabilities with respect to current or former employees of Seller Parent or its Affiliates who are not Business Employees or Former Business Employees. For purposes of this Section 6.6, Liabilities in respect of all compensation and benefits items shall include the employer side Taxes or other payments related thereto.

(ii) Seller Parent Retained Employee Liabilities. Seller Parent, or its applicable Affiliate (other than a Conveyed Subsidiary or Subsidiary thereof), shall, effective as of the Closing, retain or assume (A) all assets and Liabilities under or relating to each Seller Group Plan and each Foreign Seller Group Plan, and each other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored or maintained by Seller or any of its ERISA Affiliates (including non-U.S. Affiliates) that is not a Conveyed Subsidiary Plan, other than those Liabilities under any Seller Group Plan or Foreign Seller Group Plan expressly assumed by Purchaser and its Affiliates under this Section 6.6; (B) all Liabilities with respect to current or former employees of Seller Parent or its Affiliates who are not Business Employees or Former Business Employees; (C) all Liabilities with respect to the service prior to the Closing Date of the Business Employees and Former Business Employees to Seller Parent or its Affiliates (other than the Conveyed Subsidiaries and their Subsidiaries) to the extent such service was not related to the Business, and (D) all other Liabilities specified in this Section 6.6 as being retained or assumed by Seller Parent or its applicable Affiliates pursuant to this Section 6.6, which Liabilities shall be Retained Liabilities. Notwithstanding clause (A) of the immediately preceding sentence, this Section 6.6(a)(ii) shall not prevent Seller Parent or its Affiliates from allocating chargebacks to Purchaser or its Subsidiaries with respect to compensation and benefits costs that constitute current Liabilities for purposes of GAAP or IFRS (and excluding all other costs or Liabilities, such as pension underfunding or prior years’ accruals under qualified or non-qualified retirement or deferred compensation plans) in the ordinary course of business consistent with past practice related to Business Employees’ service for periods prior to the Closing; provided, however, that any such chargebacks shall be reflected as a Liability in Business Working Capital. Subject to the immediately preceding sentence, no Retained Liability shall be reflected as a Liability in Business Working Capital. Other than as expressly contemplated by this Section 6.6, in no event may Seller Parent or its Affiliates transfer a Seller Group Plan or Foreign Seller Group Plan (or any related Liabilities) that is not maintained by a Conveyed Subsidiary or a Subsidiary thereof as of the date of this Agreement to a Conveyed Subsidiary or a Subsidiary thereof.

(iii) Purchaser Parent Retained Employee Liabilities. Purchaser Parent and its Affiliates (other than Purchaser and its Subsidiaries), shall, effective as of the Closing, retain or assume (A) all assets and Liabilities under or relating to each Purchaser Group Plan and each Foreign Purchaser Group Plan, and each other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored or maintained by Purchaser Parent or any of its ERISA Affiliates (including non-U.S. Affiliates) that is not a Purchaser Business Plan; (B) all Liabilities with respect to current or former employees of Purchaser Parent or its Affiliates who are not Purchaser Business Employees or Former Purchaser Business Employees; (C) all Liabilities with respect to the service prior to the Closing Date of the Purchaser Business Employees and Former Purchaser Business Employees to Purchaser Parent or its Affiliates (other than Purchaser and its Subsidiaries) to the extent such service was not related to the Purchaser Business; and (D) all other Liabilities specified in this Section 6.6 as being retained or assumed by Purchaser Parent or its applicable Affiliates pursuant to this Section 6.6, which Liabilities shall be Purchaser Parent Retained Liabilities. Notwithstanding clause (A) of the immediately preceding sentence, this Section 6.6(a)(iii) shall not prevent Purchaser Parent or its Affiliates from allocating chargebacks to Purchaser or its Subsidiaries with respect to compensation and benefits costs that constitute current Liabilities for purposes of GAAP or IFRS (and excluding all other costs or Liabilities, such as pension underfunding or prior years’ accruals under qualified or non-qualified retirement or deferred compensation plans) in the ordinary course of business consistent with past practice related to Purchaser Business Employees and, with respect to periods following the Closing, Transferred Employees; provided, however, that any chargebacks in respect of the service of Purchaser Business Employees for periods prior to the Closing shall be reflected as a Liability in Purchaser Working Capital. Subject to the immediately preceding sentence, no Purchaser Parent Retained Liability shall be reflected as a Liability in Purchaser Working Capital. In no event may Purchaser Parent or its Affiliates transfer a Purchaser Group Plan or Foreign Purchaser Group Plan (or any related Liabilities) that is not maintained by Purchaser or a Subsidiary thereof as of the date of this Agreement to Purchaser or a Subsidiary thereof.

(b) Transfer of Employees.

(i) Business Employees Generally. At least ninety (90) days prior to the Closing Date, Seller Parent shall provide Purchaser with a list of all Business Employees as of such time, including each such Business Employee’s name, job title, date of hire, annual salary or hourly rate (as applicable) and incentive opportunity to which each such Business Employee is entitled, provided that such information may be redacted to the extent Seller Parent is required to comply with data privacy and other applicable Laws (the “Transferring Employee List”). At least fifteen (15) Business Days prior to the Closing Date (or earlier, if required by applicable Law), Purchaser agrees to offer or cause to be offered continued employment as of the Closing Date to each Business Employee detailed on the Transferring Employee List who is not employed at a Conveyed Subsidiary or a Subsidiary thereof or who is not a TUL Employee, in the same or a Comparable Position (as defined herein) and with compensation and benefits on terms that are consistent with this Section 6.6 and Seller Parent and its Affiliates will facilitate in finalizing and distributing such offers. In addition, effective as of the Closing, Purchaser agrees to cause the Conveyed Subsidiaries and their Subsidiaries to continue the employment of each Business Employee employed by such entities as of the Closing Date in the same or a Comparable Position and with compensation and benefits on terms that are consistent with this Section 6.6. A “Comparable Position” is a position with Purchaser or its Subsidiaries (including, after the Closing, a Conveyed Subsidiary or Subsidiary thereof) in which (A) the Business Employee’s level of responsibilities is not significantly reduced, and (B) the Business Employee is not required to relocate more than fifty (50) miles from the Business Employee’s principal business location immediately prior to the Closing.

(ii) TUL Employees. Except as agreed between the Parties, with respect to each Business Employee who is not employed by a Conveyed Subsidiary or Subsidiary thereof and is employed in a jurisdiction in which the Transfer of Undertakings Laws have been implemented or apply (a “TUL Employee”), Seller Parent and Purchaser acknowledge that the transactions contemplated by this Agreement are likely to give rise to a relevant transfer (or otherwise sustain the automatic transfer of employees) for purposes of the Transfer of Undertakings Laws and to apply the Transfer of Undertakings Laws insofar as they apply by Law, and accept and agree that in such event the terms and conditions of employment of each such TUL Employee shall transfer effective as of the Closing and in a manner contemplated by the Transfer of Undertakings Laws or other applicable Law. Seller Parent and Purchaser shall inform and consult with the TUL Employees or any appropriate representatives of the TUL Employees to the extent required by the Transfer of Undertakings Laws or other applicable Law. In the event that a TUL Employee objects to the transfer of employment and cannot be transferred to Purchaser or its Subsidiaries, all Liabilities associated with the continued employment of such TUL Employee by Seller Parent or its Affiliates for up to a maximum of two (2) calendar months (or any longer period required by applicable Law or the notice period under any Foreign Seller Group Plan) following Closing, and the termination of employment of such TUL Employee by Seller Parent or its Affiliates shall be considered Purchaser Assumed Employee Liabilities. For the avoidance of doubt, if the Transfer of Undertakings Laws are determined not to apply to a TUL Employee, Purchaser agrees to offer or cause to be offered continued employment as of the Closing Date to such TUL Employee in accordance with Section 6.6(b)(i).

(iii) Delayed Transfer Employees. Notwithstanding the foregoing, in the case of any Business Employee whose employment does not and cannot commence or be transferred at the Closing by applicable Laws or Purchaser and Seller Parent mutually determine cannot commence or be transferred at the Closing or whose commencement or transfer of employment is otherwise delayed (a “Delayed Transfer Employee”), Seller Parent and Purchaser shall cooperate in good faith to cause the employment of such Delayed Transfer Employee to remain with Seller Parent or a Retained Subsidiary to allow such Delayed Transfer Employee to continue to participate on the compensation and benefit platforms, plans and programs of Seller Parent or such Retained Subsidiary. The Parties agree that each Delayed Transfer Employee shall commence employment with Purchaser, a Conveyed Subsidiary or another Subsidiary of Purchaser, as appropriate, as soon as reasonably practicable following the Closing as permitted by applicable Laws in such a manner that to the maximum extent possible does not trigger the right of such Business Employee to separation pay and is otherwise consistent with the terms and conditions of this Section 6.6 and applicable Law. Notwithstanding the foregoing, Seller Parent shall have no obligation to transfer the employment of a Delayed Transfer Employee out of a Conveyed Subsidiary if the delayed transfer of employment is due to a delay in the transfer of the Conveyed Subsidiary to Purchaser. In respect of the Delayed

Transfer Employees, each reference in Section 6.6(a)(iii) (other than in this Section 6.6(b)(iii) and Section 6.6(b)(iv)) through Section 6.6(j) to “Closing” and “Closing Date” shall be treated as a reference to the first date on which the applicable Delayed Transfer Employee’s employment commences with or transfers to Purchaser. Notwithstanding the delayed transfer of such Delayed Transfer Employees, from and for a period of two (2) years after the Closing or, if earlier, the date of the applicable Delayed Transfer Employee’s termination of employment (“Delayed Employment Period”), the (A) compensation paid to such Delayed Transfer Employees in respect of the Delayed Employment Period and (B) the fringe benefit rate for such Delayed Transferred Employees’ benefits under a Seller Group Plan or Foreign Seller Group Plan that Seller Parent charges in the ordinary course of business consistent with past practice in respect of the Delayed Employment Period shall, in the case of (A) and (B), be considered Purchaser Assumed Employee Liabilities; provided that, during such period, Purchaser and its Subsidiaries receive the economic benefit of such Delayed Transferred Employee’s services.

(iv) Disability Employees. Without limiting the generality of Section 6.6(b)(iii), and except as prohibited by applicable Law or provided in the immediately following sentence, each Business Employee who is on a leave of absence as of the Closing due to short- or long-term disability (a “Disability Employee”) and is eligible for, or in an elimination period to be eligible for, long-term disability insurance coverage under a Seller Group Plan or Foreign Seller Group Plan (a “Seller LTD Plan”) that is not a Conveyed Subsidiary Plan shall be a Delayed Transfer Employee until he or she returns to active employment; provided, that such return to active employment occurs within six (6) months following the Closing (or such longer period as may be required by applicable Law or the notice period under any Seller Group Plan or Foreign Seller Group Plan). If it is administratively impractical to delay the transfer of a Disability Employee because Seller Parent and its Affiliates (other than the Conveyed Subsidiaries and their Subsidiaries) do not have an employing entity in the applicable jurisdiction following the Closing or because such Disability Employee is, prior to the Closing and prior his or her disability, already an employee of a Conveyed Subsidiary, such Disability Employee shall be treated in the same manner as all other Business Employees, except he or she shall remain eligible for coverage under the Seller LTD Plan until the elimination period in effect as of the Closing elapses, and neither Purchaser nor its Affiliates shall have any Liability to provide long-term disability benefits or otherwise with respect to the Seller LTD Plan. If such Disability Employee who is not a Delayed Transferred Employee in accordance with the first sentence hereof satisfies the requirements for coverage under the Seller LTD Plan at the end of such elimination period, the employment of such Disability Employee with Purchaser and its Affiliates shall terminate, and such Disability Employee shall be entitled to benefits under the Seller LTD Plan, and neither Purchaser nor its Affiliates shall have any Liability to provide long-term disability benefits or otherwise with respect to the Seller LTD Plan. Any Disability Employee who is a Delayed Transferred Employee in accordance with the first sentence hereof and who does not return to active employment within six

(6)months following the Closing (or such longer period as may be required by applicable Law or the notice period under any Seller Group Plan or Foreign Seller Group Plan) shall not be a Transferred Employee under this Agreement and, upon the conclusion of such six (6)-month period (or such longer period as may be required by applicable Law or the notice period under any Seller Group Plan or Foreign Seller Group Plan), shall no longer be considered a Business Employee under this Agreement.

(v) Definitions. For purposes of this Agreement, (A) any Business Employee (U.S.) whose employment transfers pursuant to this Section 6.6(a)(iii) shall be referred to as a “Transferred Employee (U.S.)” and (B) any Business Employee (non-U.S.) whose employment transfers pursuant to this Section 6.6(a)(iii) shall be referred to as a “Transferred Employee (non-U.S.)” (collectively, the “Transferred Employees”).

(c) Compensation and Employee Benefits.

(i) Continued Employee Benefits. For a period from the Closing Date until December 31, 2020 (or such longer period as required by applicable Law) (the “Continuation Period”), Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Employee whose terms and conditions of employment are not subject to an applicable Collective Bargaining Agreement (A) a Comparable Position, (B) base salary or wage rates that, in each case, are no less favorable than those in effect for each such Transferred Employee immediately prior to the Closing, (C) cash-based incentive opportunities (which shall include, collectively, commission, cash bonus and cash incentive pay opportunities), equity incentive opportunities and nonqualified deferred compensation benefits that, in each case, are no less favorable than those provided to similarly situated Purchaser Business Employees, (D) employee benefits (excluding equity incentive opportunities and non-qualified deferred compensation) that, in the aggregate, are substantially comparable to those in effect for each such Transferred Employee immediately prior to the Closing and (E) severance benefits that are no less favorable than the severance benefits that would have been payable to each such Transferred Employee under the Seller Group Plans or Foreign Seller Group Plans set forth in Section 6.6(c) of the Seller Disclosure Letter in which such Transferred Employee participated or was eligible for benefits immediately prior to the Closing, taking into account such Transferred Employee’s additional period of service and increases (but not decreases) in compensation following the Closing. In addition, notwithstanding anything to the contrary in this Agreement, Purchaser or its Subsidiaries shall, and shall cause the Conveyed Subsidiaries and their Subsidiaries to, maintain terms and conditions of employment for Transferred Employees to the extent necessary to (x) effect the automatic transfer of such employees under applicable Laws (including the Transfer of Undertakings Laws), Collective Bargaining Agreements or employment agreements, (y) comply with applicable Laws and (z) prevent severance from becoming payable to any such employee under applicable Law as a result of the transactions contemplated by this Agreement.

(ii) Severance or Other Termination Liabilities. Purchaser and its Subsidiaries shall be solely responsible for any severance, redundancy, long service, notice or garden leave pay, or similar payments, contributions or benefits (collectively, “Termination Expenses”) that may become payable to any Business Employee arising out of or in connection with the transactions contemplated by this Agreement (whether or not such Business Employee becomes a Transferred Employee), including any Termination Expenses that are required to be paid by applicable Law, that may become payable to any Business Employee who does not become an employee of Purchaser or its Subsidiaries because Purchaser or its Subsidiaries fail to take all actions required by applicable Law to effectuate such Business Employee’s transfer, because such Business Employee rejects an offer of employment made in compliance with this Section 6.6, refuses to transfer employment, or otherwise challenges such transfer of employment; provided, however, that Seller Parent and its Affiliates shall retain any Termination Expenses that may become payable in connection with the Seller Internal Restructurings (collectively, the “Seller Retained Severance Liabilities”), which shall be Retained Liabilities for all purposes hereunder. If Purchaser or any of its Subsidiaries becomes liable for, or is legally required to make, severance, redundancy, long service, notice or garden leave pay, or similar payments, contributions or benefits to or on behalf of any Business Employee as a result of the transactions contemplated by this Agreement (whether or not such Business Employee becomes a Transferred Employee), all such payments and any related costs and expenses paid or incurred by Purchaser or its applicable Subsidiary, other than any Seller Retained Severance Liabilities, shall be Purchaser Assumed Employee Liabilities. Seller Parent and its Affiliates shall consult with Purchaser prior to paying or committing to pay severance to a Business Employee who rejects an offer of employment made in compliance with this Section 6.6, refuses to transfer employment, or otherwise challenges such transfer of employment.

(iii) Service Credit. For purposes of vesting, eligibility to participate and level of benefits (and for all other purposes to the extent required by applicable Law) under the employee benefit plans of Purchaser and its Affiliates providing benefits to any Transferred Employees after the Closing, each Transferred Employee shall be credited with his or her years of service with Seller Parent and its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) and their respective predecessors to the same extent and for the same purpose as such Transferred Employee was credited, before the Closing, under any similar Seller Group Plan or Foreign Seller Group Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing, provided that the foregoing shall not apply (A) to the extent that its application would result in a duplication of benefits (including accrual of severance or termination related entitlements where these have been paid out as a result of the transactions contemplated by this Agreement) or (B) for purposes of level of benefits under any defined benefit pension plan (other than under Purchaser Pension Plans with respect to the transfer of Liabilities from Seller Pension Plans as described in Section 6.6(e), or as required by applicable Law).

(iv) Welfare Benefit Plan Obligations. Commencing as of 12:01 a.m. (local time wherever applicable) on the Closing Date, Purchaser shall, or shall cause its applicable Affiliates to, provide the Transferred Employees with welfare benefits under plans and arrangements maintained or sponsored by Purchaser and its Affiliates that satisfy the standards set forth in Section 6.6(c)(i). Purchaser shall, or shall cause its applicable Affiliates to, waive any waiting periods under their welfare benefit plans (including medical, dental, life insurance and short-term and long-term disability plans) and, with respect to any group health plans, shall waive any limitations for preexisting conditions, and, if applicable, shall ensure that such employees are given credit for any amounts paid toward deductibles, out-of-pocket limits or other fees on or prior to the Closing Date. Other than with respect to claims incurred under a Conveyed Subsidiary Plan, claims by a Transferred Employee for welfare benefit plan benefits or services rendered (A) as of or following 12:01 a.m. (local time wherever applicable) on the Closing Date shall be the responsibility of Purchaser and its Subsidiaries, and (B) prior to the Closing Date shall be the responsibility of Seller Parent and its Affiliates (other than a Conveyed Subsidiary or any Subsidiary thereof). Seller Parent and its Affiliates (other than a Conveyed Subsidiary or any Subsidiary thereof) will retain any obligations under Section 4980B of the Code or similar state Law (“COBRA”) with respect to Business Employees, Former Business Employees and any other qualified beneficiaries who are enrolled in COBRA continuation coverage under a Seller Group Plan that is not a Conveyed Subsidiary Plan as of the Closing or with respect to whom a COBRA qualifying event occurred prior to the Closing. This Section 6.6(c)(ii) does not apply to any Liabilities under a Conveyed Subsidiary Plan, regardless of whether the event giving rise to the cost occurred before, on or after the Closing Date, which Liabilities shall be retained or assumed by Purchaser in accordance with Section 6.6(a)(i)(A).

(v) Cash Incentive Compensation. Following the Closing, Purchaser shall, or shall cause its applicable Subsidiaries to pay awards under Seller Parent cash-based annual incentive plan (the “Seller Cash Incentive Plan”) in which Transferred Employees participate for the performance period in which the Closing occurs, prorated for the period elapsed as of immediately prior to the Closing Date, or with respect to any Delayed Transfer Employee, the date on which such Delayed Transferred Employee transfers employment (based upon actual performance as determined in good faith in the ordinary course of business consistent with past practice by Seller Parent or its applicable Affiliate), to each Transferred Employee who is eligible to receive such an award pursuant to the terms of the Seller Cash Incentive Plan, which awards shall be paid at such time and to the extent that the Transferred Employees would have otherwise become entitled to such bonuses under the Seller Cash Incentive Plan (such prorated bonus, the “Seller Closing Bonus”);

provided, however, if Purchaser’s or its applicable Subsidiary’s payment of the Seller Closing Bonus is prohibited under applicable Law, Purchaser and Seller Parent will agree to an alternative arrangement with respect to any such Seller Closing Bonus acting in good faith (which alternative arrangement shall preserve the division of Liabilities between Seller Parent and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, generally contemplated by this Section 6.6(c)(v)). The aggregate amount of the Seller Closing Bonuses and any related employer-side Taxes (but less the amount of the Tax deduction that Seller Parent or its Affiliates would have realized had they paid the Seller Closing Bonuses) shall be reflected as a Liability in Business Working Capital. Without limiting the generality of Section 6.6(c)(i), effective as of the Closing, Purchaser shall cause the Transferred Employees to participate in the cash-based incentive plans of Purchaser and its Affiliates for the remainder of the performance period in which the Closing occurs, which plans shall provide (A) incentive compensation opportunities that are no less favorable than those provided to such Transferred Employees immediately prior to the Closing (provided that such opportunities may be prorated for the period from and including the Closing Date until the end of the applicable performance period and may be based on reasonable performance criteria established by Purchaser in the ordinary course of business) and (B) for payment of awards for the performance period in which the Closing occurs at the time prescribed by the Seller Cash Incentive Plan as in effect immediately prior to the Closing and in accordance with the historical past practices of Seller and its Affiliates, it being understood that this clause (B) shall not require Purchaser to pay such awards automatically upon the Closing.

(vi) Equity Incentive Compensation. Upon the Closing, each incentive award in respect of the common stock of Seller Parent (a “Seller Parent Equity Award”) held by a Transferred Employee shall become vested or eligible to vest (subject to the satisfaction of any applicable performance goals) in a prorated amount, determined based on the number of days in the applicable vesting period elapsed as of the Closing Date. Effective as of the Closing, Purchaser or its Affiliates shall grant to each Transferred Employee an equity- or cash-based incentive award (a “Make-Whole Award”) with a grant date fair value that is no less favorable than the value of the portion of the Seller Parent Equity Awards forfeited by the Transferred Employee in connection with the Closing (which forfeited amount shall be disclosed to Purchaser Parent no later than five (5) Business Days prior to the Closing), which Make-Whole Award shall have terms and conditions that are no less favorable than the terms and conditions (including vesting schedule and accelerated vesting terms) that were applicable to the corresponding Seller Parent Equity Award. In the event that the post-Closing transfer of a Delayed Transfer Employee results in a larger portion of the Seller Parent Equity Awards held by such Delayed Transfer Employee becoming vested upon such Delayed Transfer Employee’s transfer of employment than if the employment of such Delayed Transfer Employee had transferred upon the Closing, then the incremental cost of such additional vesting (which cost shall be measured based on the taxable income the Delayed Transfer Employee either realized or would have realized had such awards been settled or exercised upon such Delayed Transfer Employee’s transfer of employment to Purchaser or its Subsidiaries) shall be considered Purchaser Assumed Employee Liabilities.

(vii) Accrued Time Off Entitlements. Subject to applicable Law and any required consents, from and after the Closing, with respect to each Business Employee, either (A) Purchaser shall, or shall cause its Affiliates to, assume and honor all accrued but unused vacation and other paid time off of Business Employees or (B) if Seller Parent or any of its Affiliates is required under applicable Law to make a payment in settlement of accrued vacation or paid time off of any Business Employee, such payments shall be considered Purchaser Assumed Employee Liabilities and such accruals under (A) shall not be assumed and/or honored by Purchaser or its Affiliates. Under no circumstance shall Purchaser or its Affiliates be responsible for satisfying both (A) and (B) with respect to the same Business Employee.

(d) Seller Benefit Plans. Except as otherwise provided in this Section 6.6, from and after the Closing, the Transferred Employees shall cease to be active participants in the Seller Group Plans and Foreign Seller Group Plans that are not Conveyed Subsidiary Plans.

(e) Foreign Defined Benefit Pension or Termination Benefit Plans.

(i) Effective as of the Closing, Purchaser shall establish or designate non-U.S. defined benefit pension or pension-like termination benefit plans or arrangements, as applicable (collectively, the “Purchaser Pension Plans”), for the benefit of the Transferred Employees (non-U.S.) who participate in the Foreign Seller Group Plans and other non-U.S. arrangements that provide for similar benefits, whether under a plan or pursuant to applicable Law or local practice set forth on Section 6.6(e) of the Seller Disclosure Letter (collectively, the “Seller Pension Plans,” and the Transferred Employees (non-U.S.) who participate in or accrue benefits pursuant to the Seller Pension Plans, the “Transferred Pension Plan Employees”). Each Purchaser Pension Plan shall provide, upon the transfer of assets referred to below (or, if there is no transfer of assets with respect to a particular plan because the plan is not funded, as of the Closing), that the accrued benefits for the Transferred Pension Plan Employees under such Purchaser Pension Plan shall in no event be less than their accrued benefits under the corresponding Seller Pension Plan as of the Closing. With respect to any Seller Pension Plan that is funded, Seller Parent shall cause to be transferred from the trusts or other funding vehicles under such Seller Pension Plan to the trusts or other funding vehicles under the corresponding Purchaser Pension Plan assets in the form of cash, cash equivalents, marketable securities or insurance contracts (to the extent allowable under the terms of such contracts and exclusively intended to cover plan benefits), the value of which shall be equal to: (x) the actuarial present value of accumulated benefits (that is, the “accumulated benefit obligation” as defined in Topic 715 in the FASB’s Accounting Standards Codification, the “ABO”) under such Seller Pension Plan as of the Closing that are attributable to the Transferred Pension Plan Employees, divided by the ABO of all participants in such Seller Pension Plan as of the Closing, multiplied by the market value of the assets of such Seller Pension Plan at the Closing, provided that such transferred amount shall not, in any event, exceed the ABO under such Seller Pension Plan of all Transferred Pension Plan Employees as of the Closing Date or (y) such greater amount as is required by applicable Law.

(ii) The amounts determined in accordance with Section 6.6(e)(i) are collectively referred to as the “Pension Transfer Amounts.” The transfer of the Pension Transfer Amounts, and the assumption by Purchaser and its Subsidiaries of Liabilities with respect to or relating to the Transferred Pension Plan Employees under the applicable Seller Pension Plans, shall be subject to such consents, Approvals and other requirements as may apply under applicable Law. Purchaser shall use commercially reasonable efforts to cause the corresponding Purchaser Pension Plans to accept the Pension Transfer Amounts. Actuarial determinations shall be made in accordance with Section 6.6(e)(vi). If a Seller Pension Plan is not required to be funded by applicable Law, and is not funded, there shall be no transfer of assets by the Seller Pension Plan or by Seller Parent or its Affiliates.

(iii) As of the Closing, Seller Parent shall cause the Transferred Employees to cease further accrual of benefits under the Seller Pension Plans.

(iv) The Pension Transfer Amount, if any, from each Seller Pension Plan shall be equitably adjusted to take into account benefit payments made from the Seller Pension Plan to the Transferred Pension Plan Employees after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period. The Pension Transfer Amount, if any, shall be determined pursuant to Section 6.6(e)(vi).

(v) At the times of the transfers of the Pension Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law and is not funded, from and after the Closing), Purchaser and the Purchaser Pension Plans shall assume all Liabilities for all accrued benefits, including all disability, part-time, early retirement and other ancillary benefits, under the corresponding Seller Pension Plans in respect of the Transferred Pension Plan Employees whose benefits are so transferred, and Seller Parent and its Affiliates and the corresponding Seller Pension Plans shall be relieved of all Liabilities to provide benefits under the Seller Pension Plans to the Transferred Pension Plan Employees whose benefits are so transferred. From and after the date of such applicable transfer of the Pension Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law and is not funded, from and after the Closing), Purchaser agrees to indemnify and hold harmless Seller Parent and its Affiliates and its officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the Transferred Pension Plan Employees’ benefits under the Seller Pension Plans that are transferred to Purchaser or Purchaser Pension Plans pursuant to this Section 6.6(e).

(vi) For purposes of this Section 6.6(e), actuarial determinations shall be based upon the actuarial assumptions and methodologies used in preparing the most recent audited financial statements of Seller Parent as of the date of the determination. The applicable plan sponsor of the Seller Pension Plans shall cause the plan actuary or administrator to provide a report of its determination of such amount within ninety (90) days following the Closing Date and any back-up information reasonably required by Purchaser to confirm the accuracy of such determination. If Purchaser disputes the accuracy of the calculation, Purchaser and Seller Parent shall cooperate to identify the basis for such disagreement and act in good faith to resolve such dispute. To the extent that a dispute is unresolved after a forty-five (45)-day period following identification of such dispute, the calculations shall be verified by an independent third-party benefits consulting firm selected by the mutual agreement of Seller Parent and Purchaser. The decision of such consulting firm shall be final, binding and conclusive on Seller Parent and Purchaser. Notwithstanding Section 6.6(a)(i)(E), Seller Parent and Purchaser Parent shall share equally the costs of such consulting firm.

(vii) This Section 6.6(e) does not apply to any Liabilities under a Conveyed Subsidiary Plan, which Liabilities shall be retained or assumed by Purchaser in accordance with Section 6.6(a)(i)(A). For clarity, Seller Parent and its Affiliates shall retain all assets and Liabilities, including those related to Business Employees and Former Business Employees (and their service prior to Closing), in respect of Seller Group Plans and Foreign Seller Group Plans that are defined benefit pension plans or pension-like termination benefit plans or arrangements but not Conveyed Subsidiary Plans, or with respect to Transferred Employees (non-U.S.), Seller Pension Plans.

(f) Defined Contribution Plans (U.S.).

(i) Effective as of the Closing, Purchaser shall create or designate defined contribution pension plans (collectively, the “Purchaser DC Plans (U.S.)”) for the benefit of the Transferred Employees (U.S.) who participate in one or more of the defined contribution pension plans maintained by Seller Parent or its Affiliates (other than a Conveyed Subsidiary Plan) that are intended to be qualified under Section 401(a) of the Code immediately prior to the Closing or the corresponding provisions of the Puerto Rico Internal Revenue Code (collectively, the “Seller DC Plans (U.S.),” and the Transferred Employees who participate in the Seller DC Plans (U.S.), the “DC Employees (U.S.)”). The applicable Purchaser DC Plans (U.S.) shall be tax-qualified in the same manner as the corresponding Seller DC Plans (U.S.), and, prior to the Closing, Purchaser shall provide Seller Parent any determination letters or similar documentation evidencing such qualification.

(ii) Each Purchaser DC Plan (U.S.) shall allow for the receipt in cash from the DC Employees (U.S.) of “eligible rollover distributions” (as such term is defined under Section 402 of the Code or any equivalent term under the Puerto Rico Internal Revenue Code), but also including notes corresponding to loans. Purchaser and Seller Parent shall work together in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those DC Employees (U.S.) who elect to rollover their account balances, including notes, directly into a Purchaser DC Plan (U.S.).

(iii) Any DC Employee (U.S.) who has an unvested account balance under a Seller DC Plan (U.S.) as of the Closing Date shall become vested on the Closing Date in a prorated portion thereof, determined based on the number of days in the applicable vesting period elapsed as of the Closing Date. Any DC Employee (U.S.) who would be eligible for an employer contribution had he or she remained an active participant in the applicable Seller DC Plan (U.S.) until the next date on which such employer contribution would be made, shall receive a prorated employer contribution under the applicable Seller DC Plan (U.S.) on or as soon as reasonably practicable following the Closing Date, determined based on the number of days in the applicable service period elapsed as of the Closing Date. The contributions and vesting of benefits described in this Section 6.6(f)(iii) shall be Retained Liabilities.

(g) Defined Contribution Plans (non-U.S.).

(i) Effective as of the Closing, Purchaser shall establish or designate defined contribution plans or arrangements (collectively, the “Purchaser DC Plans (non-U.S.)”) for the benefit of the Transferred Employees (non-U.S.) who participate in one or more of the defined contribution plans maintained by Seller Parent or its Affiliates (other than a Conveyed Subsidiary Plan) or any other arrangement that provides for similar benefits pursuant to applicable Law or local practice (collectively, the “Seller DC Plans (non-U.S.),” and the Transferred Employees who participate in the Seller DC Plans (non-U.S.), the “DC Employees (non-U.S.)”). The applicable Purchaser DC Plans (non-U.S.) shall be tax-qualified in the same manner as the corresponding Seller DC Plans (non-U.S.), and, prior to the Closing, Purchaser shall provide Seller Parent any determination letters or similar documentation evidencing such qualification. To the extent permitted by applicable Law, each Purchaser DC Plan (non-U.S.) shall allow for the receipt in cash from the DC Employees (non-U.S.) of rollover distributions, but also including notes corresponding to loans. Purchaser and Seller Parent shall work together in order to facilitate any such distribution or rollover and to effect a rollover distribution for those DC Employees (non-U.S.) who elect to rollover their account balances, including notes, directly into a Purchaser DC Plan (non-U.S.).

(ii) Notwithstanding Section 6.6(g)(i), if applicable Law requires Purchaser to assume the Liabilities of the DC Employees (non-U.S.) under a Seller DC Plan (non-U.S.), Seller Parent shall cause the transfer under each such Seller DC Plan (non-U.S.) to the corresponding Purchaser DC Plan (non-U.S.) of (A) the account balances of such DC Employees (non-U.S.) as of the Closing or cash, cash equivalents or other property equal to the actual account balances of the DC Employees (non-U.S.) under each such Seller DC Plan (non-U.S.) as of the Closing or such greater amount as is required by any applicable Governmental Authority having jurisdiction over the Seller DC Plan (non-U.S.) in order to obtain approval of such transfer, and (B) any notes corresponding to loans of the DC Employees (non-U.S.) (collectively, the “DC Transfer Amounts”). The transfer of the DC Transfer Amounts shall be subject to such consents, Approvals and other legal requirements as may apply under applicable Law. Purchaser shall use commercially reasonable efforts to cause the DC Transfer Amounts to be accepted by such plans. The DC Transfer Amounts to be transferred, if any, from the respective Seller DC Plans (non-U.S.) shall be equitably adjusted to take into account benefit payments made from the respective Seller DC Plans (non-U.S.) to the DC Employees (non-U.S.) after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period. The transfer of the DC Transfer Amounts, if any, shall take place within one hundred eighty (180) days after the Closing Date. At the times of the transfers of the DC Transfer Amounts, Purchaser and the Purchaser DC Plans (non-U.S.) shall assume all Liabilities with respect to the DC Transfer Amounts relating to Transferred Employees (non-U.S.) that were transferred from the applicable Seller DC Plan (non-U.S.), and Seller Parent and its Affiliates and the Seller DC Plans (non-U.S.) shall be relieved of all such Liabilities under such Seller DC Plan (non-U.S.) with respect to such Transferred Employees (non-U.S.). From and after the date of the transfer of the DC Transfer Amounts, Purchaser agrees to indemnify and hold harmless Seller Parent and its Affiliates and their respective officers, directors, employees and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the DC Transfer Amounts for Transferred Employees (non-U.S.) under the applicable Seller DC Plans (non-U.S.).

(iii) Any DC Employee (non-U.S.) who has an unvested account balance under a Seller DC Plan (non-U.S.) as of the Closing Date shall become vested on the Closing Date in a prorated portion thereof, determined based on the number of days in the applicable vesting period elapsed as of the Closing Date. Any DC Employee (non-U.S.) who would be eligible for an employer contribution had he or she remained an active participant in the applicable Seller DC Plan (non-U.S.) until the next date on which such employer contribution would be made, shall receive a prorated employer contribution under the applicable Seller DC Plan (non-U.S.) on or as soon as reasonably practicable following the Closing Date, determined based on the number of days in the applicable service period elapsed as of the Closing Date. The contributions and vesting of benefits described in this Section 6.6(g)(iii) shall be Retained Liabilities.

(iv) This Section 6.6 does not apply to any Liabilities under a Conveyed Subsidiary Plan, which Liabilities shall be retained or assumed by Purchaser in accordance with Section 6.6(a)(i)(A).

(h) Retiree Medical Plans. Effective as of the Closing, each Transferred Employee who is eligible to become a participant upon termination of service in the Seller Retained Plans that provide retiree medical benefits set forth on Section 6.6(h) of the Seller Disclosure Letter (the “Seller Retiree Medical Plans”) as of the Closing (i) shall cease being eligible to become a participant, or accrue service towards eligibility, in the Seller Retiree Medical Plans, and Seller Parent and its Affiliates shall have no Liabilities in respect of the provision of post-retirement medical benefits to such Transferred Employee, and (ii) shall commence accruing service towards eligibility and level of benefits (taking into account the recognition of all prior service credit in accordance with Section 6.6(c)(iii)) in a retiree medical plan maintained by Purchaser or its Affiliates that provides benefits that are either (A) no less favorable than those provided under the applicable Seller Retiree Medical Plans, including with respect to an employer subsidy, or (B) the same as those provided to similarly situated Purchaser Business Employees (“Purchaser Retiree Medical Plan”), which Purchaser Retiree Medical Plan shall not be modified in a manner adverse to the Transferred Employees relative to other participants; provided, however, such plans shall have requirements for retirement-eligibility that are the same as those provided to other Purchaser Retiree Medical Plan participants or, if more favorable, during the Continuation Period, the same as the applicable Seller Retiree Medical Plan with respect to the Transferred Employees. Subject to continued employment, the Transferred Employees shall continue accruing service towards eligibility and levels of benefits thereunder, for at least the Continuation Period (or such longer period as required by applicable Law). This Section 6.6(h) shall not limit Purchaser’s obligations with respect to a Conveyed Subsidiary Plan or any other arrangement that provides for similar benefits as required by applicable Law, which shall be considered Purchaser Assumed Employee Liabilities, in accordance with Section 6.6(a)(i).

(i) Flexible Spending Accounts. Seller Parent and Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing Date (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller Parent or its Affiliates (collectively, the “Seller FSA Plan”) of the Transferred Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Purchaser or its Affiliates (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Transferred Employees shall apply under the Purchaser FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Transferred Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date on substantially the same basis and substantially the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the Closing Date, and in any event within thirty (30) Business Days after the amount of the Transferred FSA Balances is determined, Seller Parent or its Affiliates shall pay to Purchaser or its Affiliates the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser or its Subsidiaries shall pay to Seller Parent or its Affiliates the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(j) Employment Agreements. Except for any Liabilities related to transaction bonuses or retention awards granted prior to Closing to any Transferred Employee that are or were adopted without Purchaser Parent’s prior written approval (collectively, the “Seller Retention Awards”), any employment, severance, retention or other individual agreement between Seller Parent or its Affiliates and a Transferred Employee and the related Liabilities shall, effective as of the Closing, be assumed by Purchaser or its Subsidiaries, and shall be considered Purchaser Assumed Employee Liabilities in accordance with Section 6.6(a)(i). Seller Parent shall reimburse Purchaser or its applicable Affiliate, as soon as practicable but in any event within thirty (30) days of receipt of appropriate verification, for all costs and expenses paid or incurred by Purchaser or its applicable Affiliate after the Closing Date with respect to the Seller Retention Awards, including the employer side Taxes or other payments related thereto.

(k) Deferred Compensation. Seller Parent and its Affiliates shall retain all assets and Liabilities in respect of the Seller Group Plans and Foreign Seller Group Plans set forth on Section 6.6(k) of the Seller Disclosure Letter, which are nonqualified or non-approved retirement plans that are not Conveyed Subsidiary Plans. For purposes of any Seller Group Plan or Foreign Seller Group Plan that provides for “nonqualified deferred compensation” within the meaning of Section 409A of the Code, in accordance with Treasury Regulation § 1.409A-1(h)(4), Seller Parent and Purchaser agree that the transfer of a Transferred Employee’s employment in accordance with this Agreement shall not constitute a “separation from service” within the meaning of Section 409A of the Code, and, further, for any such Seller Group Plan or Foreign Seller Group Plan in respect of which Seller Parent or its Affiliates are retaining Liabilities related to a Transferred Employee, that Purchaser shall notify Seller Parent in writing of a Transferred Employee’s separation from service with Purchaser or its Affiliates within thirty (30) days thereafter.

(l) Labor and Employment Law Matters. Purchaser and Seller Parent shall, and shall cause their respective Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law (including the Transfer of Undertakings Laws) or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group (or employees directly) or Governmental Authority related to the foregoing. Seller Parent shall regularly review with Purchaser the progress of the notifications, consultations and negotiations with each such works council, union, labor board, employee group (or employees directly) and Governmental Authority regarding the effect, impact or timing of the transactions contemplated by this Agreement. Purchaser and Seller Parent shall, and shall cause their respective Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees in connection with this Section 6.6(l). To the extent required by Law or Collective Bargaining Agreement (and within the time periods required by Law or Collective Bargaining Agreement), Purchaser shall or shall cause its applicable Affiliate to (i) become a party to any Collective Bargaining Agreement with respect to applicable Transferred Employees and shall be responsible for all Liabilities under any Collective Bargaining Agreement with respect to any Business Employee or Former Business Employee, regardless of whether arising prior to, on or after the Closing Date, and (ii) join any industrial, employer or similar association or federation. Purchaser shall indemnify Seller Parent and its Affiliates for any Liabilities incurred by Seller Parent and its Affiliates with respect to Purchaser or its Affiliates’ failure to comply with the obligations under this Section 6.6(l), which shall be considered Purchaser Assumed Employee Liabilities in accordance with Section 6.6(a)(i). Seller Parent shall indemnify Purchaser and its Affiliates for any Liabilities incurred by Purchaser and its Affiliates with respect to Seller Parent’s or its Affiliates’ failure to comply with the obligations under this Section 6.6(l).

(m) Immigration. Purchaser and Seller Parent shall, or shall cause their respective Affiliates to, use commercially reasonable efforts to ensure that any foreign national, who requires a visa in order to work for Seller Parent or its Affiliate in his or her current position, may continue to work in such position as a Transferred Employee following the Closing Date, or, as applicable, such later date that such Business Employee’s employment transfers to Purchaser or its applicable Affiliate.

(n) Access to Independent Contractors and Service Providers. During the period prior to the Closing Date, Seller Parent shall use commercially reasonable efforts to make individual natural person independent contractors related to the Business and directly engaged by Seller Parent or its Affiliates available to Purchaser for the purpose of allowing Purchaser to interview each such contractor and determine the nature and extent of each such person’s continuation with Purchaser, if any. Seller Parent shall provide to Purchaser contact information for third-party service providers providing contingent personnel to the Business and reasonably cooperate in identifying and facilitating Purchaser’s engagement of such contingent work force to the extent requested by Purchaser.

(o) Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees (including their representatives), including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review, comment and approval of Seller Parent (such approval not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, any employee notices or communication materials (including website postings) from Seller Parent or its Affiliates to the Business Employees (or their representatives) with respect to employment with, or compensation or benefits to be provided by, Purchaser or its Affiliates following the Closing, shall be subject to the prior review, comment and approval of Purchaser (such approval not to be unreasonably withheld, conditioned or delayed). Further, prior to the Closing, Purchaser and its Affiliates shall not make broad-based unwritten communications to the Business Employees without Seller Parent’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed). Seller Parent and Purchaser shall coordinate to establish a protocol for reviewing and approving forms of employee notices and communication materials, and employee notices and communication materials that are consistent with the agreed form shall not be subject to further review and approval.

(p) Taxes and Filings. With respect to each Transferred Employee (U.S.), the Parties shall, or shall cause their respective Affiliates to, (i) treat Purchaser or its applicable Affiliate as a “successor employer” and Seller Parent or its applicable Affiliate as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, for purposes of Taxes imposed under the U.S. Federal Insurance Contributions Act, as amended (“FICA”), or the U.S. Federal

Unemployment Tax Act, as amended (“FUTA”), (ii) cooperate with each other to avoid the restart of FICA and FUTA upon or following the Closing with respect to each such Transferred Employee for the year during which the Closing occurs, and (iii) implement the alternate procedure described in Section 5 of Revenue Procedure 2004-53, including with respect to the filing of all applicable forms (including Form 941). In addition, with respect to each Transferred Employee (U.S.), Purchaser shall be responsible for the filing of Form 1095-C in respect of the year in which the Closing occurs. In accordance with Section 6.5(c), Seller Parent and its Affiliates shall be entitled to any Tax deduction available in respect of all compensation and benefit-related Liabilities that it retains pursuant to this Section 6.6.

(q) Cooperation. Subject to applicable Law and Section 2.2 and Section 6.4, from the date of this Agreement until the Closing, Seller Parent, Purchaser, and their respective Affiliates will reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 6.6, including (i) exchanging information and data reasonably necessary for Seller Parent and Purchaser to comply with their respective obligations under this Section 6.6, (ii) making any and all required filings and notices, (iii) making any and all required communications with Business Employees, and (iv) obtaining any required approvals of a Governmental Authority.

(r) No Third Party Beneficiaries. This Section 6.6 is included for the sole benefit of the Parties and their respective permitted transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller Parent or any of its Affiliates, any Business Employee, any Transferred Employee or beneficiary or dependent of the foregoing, who is not a Party. Nothing contained in this Agreement (express or implied) is intended to (a) create or amend any employee benefit plan or arrangement or (b) confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Seller Parent or any of its Affiliates, any Business Employee, Former Business Employee or any Transferred Employee, including any beneficiary or dependent thereof, or any other Person not a Party or permitted transferee or permitted assign thereof, shall be entitled to assert any claim against Purchaser, Seller Parent or any of their respective Affiliates under this Section 6.6.

Section 6.7 Intercompany Accounts and Arrangements.

(a) Seller Parent may take (or cause one or more of its Affiliates to take) such action as is necessary or advisable to settle, effective as of, or prior to, the Closing Date, all intercompany accounts that are in the nature of Funded Indebtedness between a Conveyed Subsidiary or any Subsidiary thereof, on the one hand, and Seller Parent or any of the Retained Subsidiaries, on the other hand, in such a manner as Seller Parent shall determine in its sole discretion without any further Liability or obligation therefor of any Person. Any intercompany accounts that are in the nature of Funded Indebtedness between a Conveyed Subsidiary or any Subsidiary thereof, on the one hand, and Seller Parent or any of the Retained Subsidiaries, on the other hand, that are settled after 12:01 a.m. (New York time) on the Closing Date but in connection with the Closing shall be deemed for purposes of this Agreement to have been settled as of 12:01 a.m. (New York time) on the Closing Date, and any intercompany accounts that are in the nature of Funded

Indebtedness between a Conveyed Subsidiary (or any of its Subsidiaries), on the one hand, and Seller Parent or any of the Retained Subsidiaries, on the other hand, that remain outstanding following the Closing shall not be deemed Purchased Assets or Assumed Liabilities for purposes of this Agreement. Except for the Ancillary Agreements or the agreements set forth in Section 6.7 of the Seller Disclosure Letter or as otherwise expressly contemplated by this Agreement, all intercompany arrangements and agreements, that are in the nature of Funded Indebtedness whether written or oral, between Seller Parent or any of the Retained Subsidiaries, on the one hand, and any of the Conveyed Subsidiaries or their Subsidiaries, on the other hand, shall be terminated as of or prior to the Closing Date without any further Liability or obligation thereunder of any Person and shall be of no further force and effect after the Closing.

(b) Purchaser Parent may take (or cause one or more of its Affiliates to take) such action as is necessary or advisable to settle, effective as of, or prior to, the Closing Date, all intercompany accounts that are in the nature of Funded Indebtedness (other than intercompany accounts arising pursuant to a Purchaser Ancillary Agreement) between Purchaser or any Subsidiary of Purchaser, on the one hand, and Purchaser Parent or any Subsidiary of Purchaser Parent (other than Purchaser and its Subsidiaries), on the other hand, in such a manner as Purchaser Parent shall determine in its sole discretion without any further Liability or obligation therefor of any Person. Any such intercompany accounts that are in the nature of Funded Indebtedness between Purchaser or any Subsidiary of Purchaser, on the one hand, and Purchaser Parent or any Subsidiary of Purchaser Parent (other than Purchaser and its Subsidiaries), on the other hand, that are settled after 12:01 a.m. (New York time) on the Closing Date but in connection with the Closing shall be deemed for purposes of this Agreement to have been settled as of 12:01 a.m. (New York time) on the Closing Date, and any intercompany accounts that are in the nature of Funded Indebtedness between Purchaser or any Subsidiary of Purchaser, on the one hand, and Purchaser Parent or any Subsidiary of Purchaser Parent (other than Purchaser and its Subsidiaries), on the other hand (other than intercompany accounts arising pursuant to a Purchaser Ancillary Agreement), that remain outstanding following the Closing shall not be deemed an asset of Purchaser or a Purchaser Liability for purposes of this Agreement (including for purposes of calculating the Purchaser Working Capital), and Purchaser Parent shall cancel or otherwise transfer such intercompany account from Purchaser and its Subsidiaries for no consideration. All Liabilities related to or arising out of the intercompany loan between Setfirst Limited and Purchaser in respect of the acquisition by Purchaser or its applicable Affiliates of Novartis AG’s interest in Purchaser and its applicable Affiliates shall be fully extinguished and cancelled, effective prior to the Closing Date, or shall otherwise be transferred to Purchaser Parent or its Affiliates (other than Purchaser and its Subsidiaries) prior to the Closing Date and shall constitute a Purchaser Parent Retained Liability for all purposes hereunder, in any case without any further Liability or obligation therefor for Purchaser or any of its Subsidiaries. Except for the Ancillary Agreements or the Purchaser Related Party Contracts set forth in Section 6.7 of the Purchaser Parent Disclosure Letter (the Purchaser Related Party Contracts set forth thereon, the “Purchaser Ancillary Agreements”) or as otherwise expressly contemplated by this Agreement, all Purchaser Related Party Contracts shall be terminated as of or prior to the Closing Date without any further Liability or obligation thereunder of any Person and shall be of no further force and effect after the Closing.

(c) Except to the extent provided to the contrary in this Section 6.7 and for any rights or obligations pursuant to this Agreement or any Ancillary Agreement or any commercial or other matter unrelated to this Agreement, effective as of the Closing, each of Purchaser Parent and Purchaser, on behalf of itself and its respective Affiliates, including the Conveyed Subsidiaries and their Subsidiaries, hereby releases Seller Parent and each of its Subsidiaries and Affiliates (and their respective officers, directors and employees, acting in their capacity as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, the Purchaser Business or the operations of the Conveyed Subsidiaries (or their Subsidiaries) prior to the Closing, or relating to or arising out of Seller Parent’s or its Affiliate’s ownership of the Purchased Assets.

(d) Except to the extent provided to the contrary in this Section 6.7 and for any rights or obligations pursuant to this Agreement or any Ancillary Agreement, effective as of the Closing, Purchaser Parent, on behalf of itself and its respective Affiliates (other than Purchaser and its Subsidiaries) hereby releases Purchaser and each of its Subsidiaries (and their respective officers, directors and employees, acting in their capacity as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Purchaser Business, the Purchaser Parent Retained Businesses or the operations of Purchaser and its Subsidiaries prior to the Closing, or relating to or arising out of the assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries.

(e) Except to the extent provided to the contrary in this Section 6.7 and for any rights or obligations pursuant to this Agreement or any Ancillary Agreement or, in the case of Purchaser Parent, Purchaser and each of its Subsidiaries and Affiliates (other than the Conveyed Subsidiaries and their Subsidiaries), any commercial or other matter unrelated to this Agreement, effective as of the Closing, Seller Parent, on behalf of itself and its Affiliates, hereby releases each of Purchaser Parent, Purchaser and each of its Subsidiaries and Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) (and their respective officers, directors and employees, acting in their capacity as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, Purchaser Business, the Retained Businesses or the operations of the Conveyed Subsidiaries (or their Subsidiaries) prior to the Closing.

Section 6.8 Access to Records and Information.

(a) Each of Seller Parent and its Affiliates and each of Purchaser Parent, Purchaser and their Affiliates shall retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business or the Purchaser Business in its possession for at least seven (7) years following the Closing Date or for such longer period as may be required by Law or any applicable Governmental Order. Each Party shall give reasonable written notice to the other Parties before ceasing to maintain any such materials, and shall deliver to the other Parties at the other Parties’ expense upon request any such materials that it has proposed no longer to maintain.

(b) Following the Closing and subject to applicable Law, each Party shall, and shall cause its Affiliates (including, in the case of Purchaser Parent and Purchaser, the Conveyed Subsidiaries and their Subsidiaries) to, permit the other Parties and their Affiliates and Representatives reasonable access during normal business hours to such books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and to personnel having knowledge of the whereabouts and/or contents of such books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers, for legitimate business reasons, including in connection with financial statements, reporting obligations and compliance with applicable Laws, and to provide such other information relating to the Business or the Purchaser Business as may be reasonably requested by any such other Party for such purposes; provided that each Party may restrict the foregoing access or the provision of such information to the extent that, in the reasonable judgment of such Party, (i) applicable Law requires it or any of its Affiliates to restrict or prohibit such access or the provision of such information, (ii) providing such access would unreasonably interfere with the operation of its and its Subsidiaries’ respective businesses, (iii) providing such access or information would breach a confidentiality obligation to a third party, (iv) providing such access or information would result in disclosure of any information that is competitively or commercially sensitive, (v) in the case of Seller Parent, the information relates to the Strategic Process, or in the case of Purchaser Parent, the information relates to the review of strategic alternatives with respect to the Purchaser Business, and for clarity in each case (with respect to both Seller Parent and Purchaser Parent) pertaining to such review prior to the Closing, or (vi) providing such access or disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection. In the event that a Party restricts access or withholds information on the basis of the foregoing clauses (i) through (vi), such Party shall, if permitted, inform the Party requesting such access or information as to the general nature of what is being restricted or withheld and the reason therefor, and such Parties shall each use their commercially reasonable efforts to make appropriate substitute arrangements to permit disclosure of the relevant information in a manner that does not suffer from such impediments. Each Party will hold in confidence all Confidential Information obtained from the other Parties or any of their Affiliates in accordance with Section 6.12. The Parties agree that, with respect to any matters that are the subject of this Section 6.8(b) and Section 6.5(i), the provisions of Section 6.5(i) (and not this Section 6.8(b)) shall control.

(c) Without limiting the foregoing in this Section 6.8, Purchaser Parent and Purchaser acknowledge and agree that Seller Parent and its Affiliates shall retain, after the Closing, access and use rights with respect to, and may retain copies of, the Registration Information (including in relation to pending applications for Product Registrations and Manufacturing Registrations) for Seller Parent’s and its Affiliates’ use for legal and regulatory compliance purposes.

Section 6.9 Mail and Other Communications. After the Closing Date, each Party and their respective Affiliates may receive mail and other communications properly belonging to the other Parties (or the other Parties’ Affiliates). Accordingly, at all times after the Closing Date, each Party authorizes each of the other Parties and their respective Affiliates to receive and open all mail and other communications received by it and not unambiguously intended for any other Party (or its Affiliates) or any other Party’s (or its Affiliates’) officers or directors, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail or other communications (or, in case the same relate to both businesses, copies thereof) to the Party for which such mail and communications are intended. The provisions of this Section 6.9 are not intended to, and shall not be deemed to, constitute an authorization by any Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other for service of process purposes.

Section 6.10 Transfer of Business IP and Registrations. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, Purchaser Parent shall be responsible for preparing and filing all instruments and documents necessary to effect the assignment of the Business IP that is owned by Seller Parent or its Subsidiaries, Product Registrations and Manufacturing Registrations to Purchaser and its Affiliates, including all costs and expenses of preparing and recording country-specific assignments and legalization of signatures (where required). Subject to Section 2.2 and Section 6.4, Seller Parent shall, and shall cause its Affiliates to, cooperate with the foregoing as set forth herein and in Section 6.4; provided that, notwithstanding anything to the contrary herein, such obligation of Seller Parent to cooperate shall expire twenty-four (24) months following the Closing Date (except with respect to Registered Business IP that is owned or purported to be owned by Seller Parent or its Subsidiaries or their predecessors with respect to which there are gaps in the chain of title and the record or beneficial title is, as of the Closing Date, not in the name of a Seller, which obligation shall continue until forty-eight (48) months following the Closing Date.

Section 6.11 No Solicitation. For a period of two (2) years after the Closing Date, (a) Seller Parent shall not, and shall cause its Affiliates not to, directly or indirectly, solicit for employment or hire any employee of Purchaser or its Subsidiaries with the title of vice-president or senior director or more senior and (b) Purchaser Parent shall not, and shall cause its Affiliates (other than Purchaser and its Subsidiaries) not to, solicit for employment or hire any employee of Purchaser or its Subsidiaries with the title of vice-president or senior director or more senior; provided, however, that the foregoing will not restrict Seller Parent’s, Purchaser Parent’s or their respective Affiliates’ ability to conduct generalized searches for officers or employees, including through search firms, bona fide public advertisements on websites or in periodicals of general circulation, so long as such searches are not targeted at any such employees (or hire any person as a result of such searches), or to solicit (or hire) any person whose employment has been terminated by Purchaser or any of its Affiliates at least six (6) months prior to any such solicitation.

Section 6.12 Confidentiality.

(a) For a period of five (5) years after the Closing Date (and for trade secrets, for so long as they remain trade secrets), each Party shall hold, and shall cause their respective Affiliates to hold, and shall cause their respective Representatives to hold, in confidence and not to disclose or release or use in any manner without the prior written consent of the other Parties any and all of the other Parties’ Confidential Information; provided that the Parties may disclose, or may permit disclosure of, Confidential Information (i) to their respective Affiliates or Representatives who have a need to know such information and are informed of their obligation to treat such information in the same manner as is applicable to the Parties and in respect of whose failure to comply with such obligations Seller Parent, Purchaser Parent or Purchaser, as the case may be, will be responsible, (ii) if the Parties or their respective Affiliates or Representatives are compelled to disclose, on the advice of legal counsel, any such Confidential Information by judicial or administrative process or by other requirements of Law or any securities exchange, market or automated quotation system to which such Person is subject or (iii) in connection with any Action to enforce such Party’s rights under this Agreement or any Ancillary Agreement, or otherwise in the performance by such Party of this Agreement or any Ancillary Agreement in accordance with its terms. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a Party pursuant to clause (ii) above, such Party shall (x) to the extent legally permissible, promptly notify the other Parties of the existence of such request or demand and the disclosure that is expected to be made in respect thereto, in each case with sufficient specificity so that the other Parties may, at their expense, seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.12 and (y) if requested by another Party, assist such other Party, at such other Party’s expense, in seeking a protective order or other appropriate remedy in respect of such request or demand; provided that a Party and its Affiliates and Representatives shall be permitted to disclose such Confidential Information without notice in response to a demand or request for disclosure of Confidential Information in connection with a routine examination or audit by a Governmental Authority that is not specifically directed at the transactions contemplated by this Agreement or such Confidential Information, provided that such disclosing Party and, if applicable, such Affiliate or Representative, exercise its and their reasonable best efforts to preserve the confidentiality of such Confidential Information, including by obtaining reasonable assurances that confidential treatment shall be accorded any Confidential Information so disclosed. If such a protective order or other remedy or the receipt of a waiver by another Party is not obtained and such disclosing Party or any of its Affiliates or Representatives is, nonetheless, following consultation with its legal counsel, required by such judicial or administrative process, Law or securities exchange, market or automated quotation system to disclose any Confidential Information, such disclosing Party (or such Affiliate or Representative) may, after compliance with the immediately preceding sentence of this Section 6.12(a), disclose only that portion of the Confidential Information which it has been advised by its legal counsel is required to be disclosed, provided that such disclosing Party and, if applicable, such Affiliate or Representative, exercise its and their reasonable best efforts to preserve the confidentiality of such Confidential Information, including by obtaining reasonable assurances that confidential treatment shall be accorded any Confidential Information so disclosed.

(b) As used in this Agreement, “Confidential Information” means all non-public proprietary, technical, economic, environmental, operational, financial or other business information or material, data, reports, interpretations, forecasts and business plans, in written, oral (including by recording), electronic or visual form, in the possession of, or which has been disclosed to, whether prior to or following the Closing Date, a Party or its Affiliates or Representatives by any other Party or its Affiliates or Representatives, including pursuant to the access provisions of this Agreement or any Ancillary Agreement, (i) related to the transactions contemplated by this Agreement or the Strategic Process, (ii) in the case of Seller Parent and its Affiliates and Representatives, to the extent relating to the Purchaser Parent Retained Businesses or the Purchaser Parent Retained Liabilities, and (iii) in the case of Purchaser Parent, Purchaser and their respective Affiliates and Representatives, to the extent relating to the Excluded Assets, the Retained Businesses or the Retained Liabilities (except, in each case, to the extent that such information can be shown to have been (A) in the public domain (other than as a result of a disclosure by such Party or its Affiliates or Representatives), (B) available after the date hereof to such Party or its Affiliates or Representatives on a non-confidential basis from a source other than the other Parties or their respective Affiliates or Representatives without, to such Party’s knowledge after reasonable inquiry, being subject to any contractual or other obligation of confidentiality to the other Parties or their respective Affiliates or Representatives or (C) independently developed by or on behalf of such Party or its Affiliates or Representatives without use of, reference to or reliance upon any Confidential Information of the other Parties (as can be demonstrated by such Party by appropriate documentary evidence) and not, to such Party’s knowledge after reasonable inquiry, subject to any contractual or other obligation of confidentiality to the other Parties or their respective Affiliates or Representatives).

(c) Notwithstanding anything to the contrary set forth herein, (i) Seller Parent and its Affiliates, on the one hand, and Purchaser Parent, Purchaser and their respective Affiliates, on the other hand, shall be deemed to have satisfied their obligations hereunder with respect to Confidential Information if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information, materials or other documents and (ii) confidentiality obligations contained in any agreement between Seller Parent or any of its Affiliates, or Purchaser Parent, Purchaser or any of their respective Affiliates, on the one hand, and any employee of Seller Parent or any of its Affiliates, or Purchaser Parent, Purchaser or any of their respective Affiliates, on the other hand, shall remain in full force and effect.

(d) Notwithstanding the foregoing in this Section 6.12, to the extent that an Ancillary Agreement or another Contract pursuant to which a Party or any of its Affiliates is bound provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Section 6.12, then the applicable provisions contained in such Ancillary Agreement or other Contract shall control with respect thereto. After the Closing Date, the Confidentiality Agreement shall be deemed to have been terminated by the parties thereto and shall no longer be in effect. Seller Parent shall enforce, or otherwise assign to Purchaser, its rights under any confidentiality agreements entered into by Seller Parent with other potential purchasers of the Business in connection with the Strategic Process with respect to the confidentiality, non-disclosure or use of Evaluation Material (as defined in such confidentiality agreements) to the extent related to the Business. Seller Parent shall, promptly after the date hereof, request the return or destruction of any such Evaluation Material provided to such other potential purchasers to the extent required to be returned or destroyed in accordance with and subject to the terms of such confidentiality agreements.

Section 6.13 Guarantees; Letters of Credit.

(a) Without limiting Section 6.13(b) in any respect, Purchaser shall use its reasonable best efforts to cause itself, one of its Affiliates or the Conveyed Subsidiaries to be substituted in all respects for the Sellers and any of their respective Affiliates and for the Sellers and their respective Affiliates to be released, effective as of the Closing, in respect of all Liabilities and obligations of the Sellers and any of their respective Affiliates under or related to each of the Seller Parent Guarantees and Seller Parent LCs (other than to the extent related to the Retained Business, Excluded Assets or Retained Liabilities), and Purchaser Parent and the Sellers shall reasonably cooperate in Purchaser’s efforts. Subject to the parenthetical in the preceding sentence, for any Seller Parent Guarantee or Seller Parent LC for which Purchaser or any Conveyed Subsidiary, as applicable, is not substituted in all respects for the Sellers and their respective Affiliates (or for which the Sellers and their respective Affiliates (other than the Conveyed Subsidiaries) are not released), effective as of the Closing, Purchaser shall continue to use its reasonable best efforts, and shall cause the Conveyed Subsidiaries to use their reasonable best efforts, to effect such substitution and release after the Closing, and Purchaser Parent and the Sellers shall continue to reasonably cooperate in Purchaser’s efforts; provided that none of the Sellers, Purchaser Parent or any of their respective Affiliates (other than Purchaser and its Subsidiaries) shall have any obligation to make payments or incur any costs or expenses, grant any concession or incur any other Liability in connection with such cooperation pursuant to this Section 6.13 except to the extent Purchaser agrees to promptly reimburse Sellers, Purchaser Parent and their Affiliates (other than Purchaser and its Subsidiaries), as applicable, or agrees to fully indemnify the Sellers, Purchaser Parent and their Affiliates (other than Purchaser and its Subsidiaries), as applicable, for any such Liabilities to Seller Parent’s or Purchaser Parent’s reasonable satisfaction, as applicable. Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend, renew, increase its obligations under or transfer to a third party any Contract containing or underlying a Seller Parent Guarantee or Seller Parent LC or any Contract to which any Seller Parent Guarantee or Seller Parent LC relates or pursuant to which any Seller Parent Guarantee or Seller Parent LC was issued or required to be issued unless, prior to or concurrently with such extension, renewal, increase or transfer, Purchaser or a Subsidiary of Purchaser is substituted in all respects for the Sellers and each of their respective Affiliates, and the Sellers and their respective Affiliates are released, in respect of all Liabilities and obligations of the Sellers and each of their respective Affiliates under or in respect of such Seller Parent Guarantee or Seller Parent LC. In no event shall Seller Parent or any of its Affiliates be obligated to pay any money to any Person to effect the substitutions described in this Section 6.13(a). The Parties agree that neither Seller Parent nor any of the Retained Subsidiaries will have any obligation to renew any Seller Parent LCs after the expiration of any such letter of credit. Neither the Seller Parent Guarantees nor the Seller Parent LCs shall be deemed Purchased Assets hereunder.

(b) Without limiting Section 6.13(a) in any respect, from and after the Closing, Purchaser and its Subsidiaries, including the Conveyed Subsidiaries (and their Subsidiaries), jointly and severally, shall indemnify and hold harmless the Seller Parent Indemnified Parties against any Liabilities that the Sellers or any of their respective Affiliates suffer, incur or are liable for following the Closing by reason of or arising out of or in consequence of (i) the Sellers or any of their respective Affiliates issuing, making payment under, being required to pay or reimburse the issuer of or any other Person in connection with, or being a party to, any Seller Parent Guarantee or Seller Parent LC, (ii) any claim or demand for payment made on the Sellers or any of their respective Affiliates with respect to any Seller Parent Guarantee or Seller Parent LC or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Seller Parent Guarantee or Seller Parent LC.

Section 6.14 Certain Ancillary Agreements.

(a) Prior to the date hereof, Purchaser Parent has delivered to Seller Parent true and complete copies of all Purchaser Ancillary Agreements currently in effect (and within forty-five (45) days following the date hereof shall provide Seller Parent with true and complete copies of any other material Purchaser Related Party Contracts to the extent not previously provided). Following the date hereof, the Parties will discuss, cooperate and negotiate reasonably and in good faith to cause to be prepared reasonably in advance of the Closing, and in any event to be finalized within one hundred and twenty (120) days following the date hereof, forms of each of the following: (i) a transition services agreement with respect to the provision of certain services on a transitional basis following the Closing by Seller Parent, or certain of its Affiliates, to Purchaser and its Subsidiaries (and, to the extent reasonably requested by Seller Parent, a reciprocal reverse transition services agreement with respect to the provision of services by Purchaser and its Subsidiaries to Seller Parent and its Affiliates relating to any Excluded Assets that are not transferred out of the Conveyed Subsidiaries or their Subsidiaries prior to the Closing, if any) (the “Transition Services Agreement”), (ii) a cross-license agreement with respect to the license of certain Intellectual Property related to and used in the Business to Purchaser and its Subsidiaries and certain Business IP related to and used in the Retained Businesses to Seller Parent and its Affiliates (the “Intellectual Property License Agreement”), (iii) a manufacturing and supply agreement with respect to the supply of certain Products manufactured at Retained Facilities by Seller Parent, or certain of its Affiliates, to Purchaser, or certain of its Subsidiaries (the “Manufacturing and Supply Agreement (Seller Parent as Supplier)”), (iv) a manufacturing and supply agreement with respect to the supply of certain products commercialized by the Retained Businesses that are manufactured at the Facilities by Purchaser, or certain of its Subsidiaries, to Seller Parent, or certain of its Affiliates (the “Manufacturing and Supply Agreement (Purchaser as Supplier)”), (v) Intellectual Property assignment agreements with respect to the assignment of Seller Parent’s and its Subsidiaries’ right, title and interest in the Business IP in accordance with this Agreement to Purchaser and its Subsidiaries (the “IP Assignment Agreements”), (vi) a transitional trademark license agreement with respect to the license of certain Trademarks on a transitional basis following the Closing by Seller Parent, or certain of its Affiliates, to Purchaser and its Subsidiaries (the “Transitional Trademark License Agreement”), (vii) a safety data exchange agreement to govern the provision and safeguarding of certain information provided pursuant to this Agreement in a manner compliant with applicable Law (the “Safety Data Exchange Agreement”), and (viii) the Local Implementing Agreements (the forms of each of the agreements described in the foregoing clauses (i) through (viii), collectively the “Form Ancillary Agreements”). The Parties agree that the Form Ancillary Agreements shall be prepared substantially based on the Form Ancillary Agreements previously provided by Seller Parent to Purchaser Parent appended hereto as Exhibit F and the Parties shall negotiate in good faith those terms that were not agreed to as reflected in Purchaser Parent’s responses to such, which are appended hereto as Exhibit G. The Manufacturing and Supply Agreement (Purchaser as Supplier) and the Manufacturing and Supply Agreement (Seller Parent as Supplier) shall be negotiated in accordance with the specific terms and principles set forth on Section 6.14 of the Seller Disclosure Letter. The terms of such Form Ancillary Agreements shall in each case be consistent with the terms of this Agreement.

(b) At the Closing, Purchaser Parent, Purchaser and Seller Parent, as applicable, shall enter into, execute and deliver, or cause their applicable Affiliates to enter into, execute and deliver, each Form Ancillary Agreement, a shareholders agreement substantially in the form set forth in Exhibit C (the “Purchaser Shareholders Agreement”), and a Structuring Considerations Agreement substantially in the form set forth in Exhibit D (the “Structuring Considerations Agreement”).

(c) Promptly after the date hereof, Seller Parent and Purchaser Parent shall reasonably cooperate to discuss the service charges in the Support Services Agreement, dated as of March 2, 2015, by and between GlaxoSmithKline Services Unlimited and Purchaser, as amended, and to provide details on such charges to ensure a reasonable methodology is being applied.

(d) Promptly after the date here, the Seller Parent and Purchaser Parent shall negotiate a lease agreement and related documentation in accordance with the terms set forth on Section 6.14(d) of the Seller Disclosure Letter (the “Lease Agreement”).

Section 6.15 Retained and Transferred Names.

(a) Retained Names. (i) As soon as reasonably practicable, but in no event later than forty-five (45) days after the Closing, unless a longer period of time is necessary to comply with applicable Law (including to the extent a longer period of time is necessary to assign or update any Product Registrations, Manufacturing Registrations, or Governmental Authorizations or for legal or regulatory compliance purposes) (“Compliance Requirements”), and, in such event, as reasonably promptly as possible as allowed under applicable Law, Purchaser shall cause each Conveyed Subsidiary (and each Subsidiary thereof) to file to change its name and cause its certificate of incorporation (or equivalent organizational document), as applicable, to be amended to remove any and all references to (A) “Pfizer”, “Wyeth” or “Pfizer Consumer Health”, and (B) all other Retained Names set forth in Section 1.1(E) of the Seller Disclosure Letter or otherwise designated by Seller Parent in writing prior to the Closing (clauses (A) and (B), collectively, the “Retained Brands”); and (ii) notwithstanding anything to the contrary in this Agreement, in the event any name change of any Conveyed Subsidiary (or Subsidiary thereof) in accordance with this Section 6.15(a) would take effect during the term of the Transition Services Agreement, including any extensions thereof, Purchaser shall (a) at least thirty (30) days prior to such name change, consult with Seller Parent regarding the contemplated change and (b) upon Seller Parent’s request, refrain from making any such change if Seller Parent determines in good faith that such change would reasonably be expected to result in additional cost or operation burden to Seller Parent or any of its Affiliates in connection with one or more Services (as defined in the Transition Services Agreement) provided by Seller Parent or any of its Affiliates under the Transition Services Agreement, until such time as is as soon as reasonably practicable after the term of the applicable Service (or Services) is terminated or expires pursuant to the terms of the Transition Services Agreement (the date that Purchaser is required to cause each Conveyed Subsidiary to make such name change filing in accordance with clauses (i) and (ii), the “Name Change Date”). Except as authorized pursuant to an Ancillary Agreement, as soon as reasonably practicable after the later of (a) the Closing, but in no event later than forty-five (45) days after the Closing (or, if later, by the later of the Name Change Date or such other date as agreed between Purchaser and Seller Parent) and (b) any longer period of time necessary with respect to any Compliance Requirement, Purchaser shall, and shall cause its Affiliates to, remove, strike over or otherwise obliterate all Retained Brands from all assets and other materials owned by the Conveyed Subsidiaries (and Subsidiaries thereof), including any sales and product literature, vehicles, business cards, schedules, stationery, packaging materials, displays, signage, advertising, marketing, promotional and related materials, training materials, audio and visual materials, manuals, forms, websites, social media pages and accounts, e-mail and e-mail addresses, computer software and other materials and systems, and shall cease and discontinue any other use of the Retained Brands as of the Closing in the operation of their businesses. Notwithstanding the foregoing, nothing in this Agreement is intended to prohibit any use (or require any removal, striking over, or other obliteration) by Purchaser or any of its Affiliates of any Retained Brand (x) for historical references, including in regulatory filings and to describe the past ownership and affiliation of the Business, and (y) in any manner as is or would have been permitted by applicable Law with respect to Trademarks, including fair use, or nominal use, and other uses not prohibited by Law.

(b) Purchaser Names. As soon as reasonably practicable after the Closing, but in no event later than forty-five (45) days unless a longer period of time is necessary to comply with applicable Law, and, in such event, as reasonably promptly as possible as allowed under applicable Law, Seller Parent shall, and shall cause its Affiliates to, remove, strike over or otherwise obliterate all Business Trademark Rights, as applicable, from all assets and other materials owned by Seller Parent and its Affiliates and, to the extent applicable file to change its name and cause its certificate of incorporation (or equivalent organizational document), as applicable, to be amended to remove any and all references to any Business Trademark Rights, as applicable, including any sales and product literature, vehicles, business cards, schedules, stationery, packaging materials, displays, signage, advertising, marketing, promotional and related materials, training materials, audio and visual materials, manuals, forms, websites, social media pages and accounts, e-mail and e-mail addresses, computer software and other materials and systems, and shall cease and discontinue any other use of such Business Trademark Rights in the operation of their business.

Section 6.16 Compliance with WARN. Purchaser agrees to provide or cause to be provided any required notice under WARN, and otherwise to comply with WARN with respect to any “plant closing” or “mass layoff” or similar event affecting Transferred Employees and occurring on or after the Closing Date. Purchaser agrees to, and shall cause its Affiliates to, indemnify and hold harmless Seller Parent and the Retained Subsidiaries from and against any and all Losses which Seller Parent and the Retained Subsidiaries may incur in connection with any Action or claim of violation brought against Seller Parent and any of the Retained Subsidiaries under WARN (including with respect to any “plant closing” or “mass layoff”), which relate, in whole or in part, to actions taken by Purchaser or any of its Affiliates following the Closing with regard to any site of employment of the Conveyed Subsidiaries (or their Subsidiaries) or the Purchased Assets or any of their respective operating units within any site where a Transferred Employee is located. On or as soon as reasonably practicable following the Closing Date, Seller Parent shall provide, by termination date and work location, the name or employee identification number of each employee or former employee of Seller Parent or its Affiliates and the Conveyed Subsidiaries who has suffered an “employment loss” under WARN at any site of employment where a Business Employee is located within the ninety (90) days immediately preceding the Closing Date.

Section 6.17 Litigation Support; Non-Indemnified Claims.

(a) Following the Closing, each Party and its respective Affiliates, shall cooperate with each other Party and its respective Affiliates in the mitigation, defense or settlement of any Liabilities or Actions involving the Business or Retained Businesses or the Purchaser Business or Purchaser Parent Retained Businesses for which such other Party has responsibility under this Agreement, including with respect to any Retained Liabilities, Purchaser Parent Retained Liabilities, Assumed Liabilities or Purchaser Liabilities, by providing such other Party and such other Party’s legal counsel, upon reasonable advance notice in writing and during normal business hours, access to current and former employees, contractors, records, documents, data, equipment, facilities, products, parts, prototypes and other information as such other Party may reasonably request, to the extent maintained or under the possession or control of such Party and its Affiliates; provided that any Party may restrict the foregoing access or the provision of such information to the extent that, in the reasonable judgment of such Party, (i) applicable Law requires such Party or any of its Affiliates, as applicable, to restrict or prohibit such access or the provision of such information, (ii) providing such access would unreasonably interfere with the operation of its and its Subsidiaries’ respective businesses, (iii) providing such access or information would breach a confidentiality obligation to a third party, (iv) providing such access or information would result in disclosure of any information that is competitively or commercially sensitive, (v) in the case of Seller Parent, the information relates to the Strategic Process or, in the case of Purchaser Parent, the information relates to review of strategic alternatives with respect to the Purchaser Business, and for clarity in each case (with respect to both Seller Parent and Purchaser Parent) pertaining to such review prior to the Closing, or (vi) providing such access or disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection. In the event that a Party restricts access or withholds information on the basis of the foregoing clauses (i) through (vi), such Party shall, if permitted, inform the requesting Party as to the general nature of what is being restricted or withheld and the reason therefor, and such Parties shall each use their commercially reasonable efforts to make appropriate substitute arrangements to permit disclosure of the relevant information in a manner that does not suffer from such impediments. The requesting Party shall reimburse the other Party for its reasonable out-of-pocket expenses paid to third parties in performing its obligations under this Section 6.17. The Parties agree that, with respect to any matters that are the subject of this Section 6.17 and Section 6.5(i), the provisions of Section 6.5(i) (and not this Section 6.17) shall control.

(b) From and after the Closing, (i) Purchaser shall promptly notify Seller Parent of any Action brought by or against a third party with respect to the Business that would reasonably be expected to affect any Retained Business, Excluded Asset or Retained Liability, (ii) Purchaser shall promptly notify Purchaser Parent of any Action brought by or against a third party with respect to the Purchaser Business that would reasonably be expected to affect any Purchaser Parent Retained Business or Purchaser Parent Retained Liability, (iii) Seller Parent shall promptly notify Purchaser and Purchaser Parent of any Action brought by or against a third party with respect to the Retained Businesses that would reasonably be expected to affect the Business or any Purchased Asset or Assumed Liability and (iv) Purchaser Parent shall promptly notify Purchaser and Seller Parent of any Action brought by or against a third party with respect to the Purchaser Parent Retained Businesses that would reasonably be expected to affect the Purchaser Business or any Purchaser

Liability or any assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries. The provisions of Article VII shall apply to any Third Party Claim with respect to which any Indemnified Party is entitled to indemnification under Article VII. With respect to any other third party Action (“Non-Indemnified Claims”), if such Non-Indemnified Claim could reasonably be expected to (i) affect any Purchaser Parent Retained Businesses or Purchaser Parent Retained Liability, Purchaser Parent shall have the right but not the obligation, at its option and its own expense, to participate in the defense or settlement of such Non-Indemnified Claim and to employ counsel of its own choosing for such purpose, (ii) affect any Retained Business, Excluded Asset or Retained Liability, Seller Parent shall have the right but not the obligation, at its option and its own expense, to participate in the defense or settlement of such Non-Indemnified Claim and to employ counsel of its own choosing for such purpose or (iii) affect the Business, the Purchaser Business or any Purchased Asset or Assumed Liability or Purchaser Liability, or any other assets, properties or rights relating to the Purchaser Business or owned, used or held by Purchaser or any of its Subsidiaries, Purchaser shall have the right but not the obligation, at its option and its own expense, to participate in the defense or settlement of such Non-Indemnified Claim; provided, in each case, that such participation would not materially adversely affect the defense of such Non-Indemnified Claim and there is no material conflict of interest between the applicable Parties with respect to such Action.

(c) In furtherance of the foregoing, from and after the Closing Date, each Party shall, and shall cause its respective Affiliates to, (i) cooperate with each other Party and its respective Affiliates in the mitigation, defense or settlement of any Liabilities or Actions described in Section 6.17(b) and (ii) provide to each other, upon written request, reasonable access during normal business hours to their current and former officers, directors, employees, contractors, personnel and agents for fact finding, consultation and interviews and as witnesses in connection with any Action in which the requesting Party may from time to time be involved relating to the matters described in Section 6.17(b), in each case subject to Section 6.17(a). The requesting party agrees to reimburse the other for reasonable out-of-pocket expenses (other than officers’ or employees’ salaries) incurred in connection with providing individuals and witnesses pursuant to this Section 6.17(c).

Section 6.18 Insurance.

(a) From and after the Closing Date, the Conveyed Subsidiaries and their Subsidiaries shall cease to be insured by Seller Parent’s or its Affiliates’ insurance policies or by any of their self-insured programs. Seller Parent or any of its Affiliates may amend, effective at or prior to the Closing, any insurance policies in the manner it deems appropriate to give effect to this Section 6.18. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Conveyed Subsidiaries and their Subsidiaries and the Business. Seller Parent shall use reasonable best efforts to keep or cause its Affiliates to keep all insurance policies currently maintained with respect to the Business, or suitable replacements or renewals, in full force and effect through 12:01 a.m. (New York time) on the Closing Date.

(b) With respect to any Assumed Liability arising out of events or circumstances pertaining to the Business or Purchased Assets that occurred or existed prior to the Closing and are covered under any occurrence-based unaffiliated third party automobile or general liability insurance policy of Seller Parent or its Subsidiaries (an “Insurance Policy”) in effect as of the Closing (such events or circumstances, an “Insurance Matter”), Purchaser may tender such Insurance Matter for submission by Seller Parent or one of its Subsidiaries to the applicable insurer under such Insurance Policy under which the Sellers or the Conveyed Subsidiaries (or any of their Subsidiaries) were insured as of the date of the applicable events or circumstances, in which case Seller Parent will use commercially reasonable efforts to submit a claim with respect to such Insurance Matter to the applicable insurer; provided that Purchaser and the Conveyed Subsidiaries (and their Subsidiaries) shall indemnify Seller Parent and its Affiliates for any reasonable direct costs and expenses (including reasonable costs of investigation of the underlying claim and of collection and any Taxes imposed in respect of such insurance proceeds) in connection with the foregoing and shall be solely responsible for (i) any per claim deductible or per claim self-insured retentions with respect to such Insurance Matter, (ii) any claims, costs and expenses (including attorneys’ fees) with respect to such Insurance Matter that are not covered under the relevant Insurance Policy, and (iii) any collateral requirements with respect to such Insurance Matter; provided, further that (A) Purchaser shall not, and shall cause its Affiliates not to, in connection with any Insurance Matter under any Insurance Policy, take any action that would be reasonably likely to result in the applicable insurer terminating or materially reducing coverage under such Insurance Policy, (B) if an Insurance Policy aggregate is exhausted, or believed likely to be exhausted, due to noticed claims, Purchaser, on the one hand, and Seller Parent, on the other hand, shall be responsible for their pro rata portion of the reinstatement premium, if any, based upon the amount of the claims submitted by each of them (or their respective Affiliates) thereunder and (C) Purchaser shall not be entitled to make any claims or receive any proceeds to the extent the related Liabilities are included in the calculation of Final Business Working Capital or Final Business Net Cash or such proceeds were otherwise credited to Purchaser at or prior to the Closing. Except as set forth in Section 2.1(o) and the immediately preceding sentence, from and after the Closing, none of Purchaser Parent, Purchaser or any of their respective Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) shall have any access, right, title or interest to or in any of Seller Parent’s or its Affiliates’ past or current insurance policies or any of their self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the Conveyed Subsidiaries or their Subsidiaries or any Assumed Liability or any other Liability arising from the operation of the Business or the ownership or use of any Purchased Asset before, on or after the Closing, and Purchaser shall not and shall cause its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) not to seek to assert or to exercise any rights or claims of any Conveyed Subsidiaries or their Subsidiaries or the Business under or in respect of any such past or current insurance policy, including under which any Conveyed Subsidiary or Affiliate thereof or the Business is a named insured, and without limiting the foregoing shall not seek to assert or exercise (w) any rights with respect to any self-insurance programs of Seller Parent or any of its Affiliates, (x) any rights under any fronting insurance programs or arrangements of Seller Parent or its Affiliates, (y) any rights under any claims-made insurance programs of Seller Parent or its Affiliates or (z) any rights to cause Seller Parent or any of its Affiliates to pay any deductible or self-insured retention amount with respect to any claim. Purchaser shall notify Seller Parent promptly of any such Insurance Matter for which it seeks coverage and Purchaser and Seller Parent shall keep each reasonably informed regarding the status of the Insurance Matter.

Section 6.19 Trade Notification. Seller Parent and Purchaser Parent shall agree on the method and content of the notifications to partners, customers, suppliers, wholesalers and distributors of the Business and the Purchaser Business of the transactions contemplated by this Agreement prior to the Closing. Seller Parent and Purchaser agree that such notifications are to provide sufficient advance notice of the transactions contemplated hereby and the plans associated therewith, with the objective of minimizing any disruption of the Business and the Purchaser Business.

Section 6.20 Accounts; Products Received.

(a) All payments and reimbursements received by Seller Parent, Purchaser Parent or their Affiliates after the Closing that, consistent with the terms and conditions of this Agreement or any Ancillary Agreement, are the property of Purchaser or its Subsidiaries (including the Conveyed Subsidiaries and their Subsidiaries) shall be held by such Person in trust for the benefit of Purchaser and, promptly following receipt by such Person of any such payment or reimbursement, such Person shall pay over to Purchaser the amount of such payment or reimbursement without right of set-off. All payments and reimbursements received after the Closing by Purchaser Parent, Purchaser or their Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) that, consistent with the terms and conditions of this Agreement or any Ancillary Agreement, are the property of Seller Parent or any of its Affiliates, shall be held by such Person in trust for the benefit of Seller Parent and, promptly following receipt by such Person of any such payment or reimbursement, such Person shall pay over to Seller Parent the amount of such payment or reimbursement without right of set-off. All payments and reimbursements received after the Closing by (x) Seller Parent or its Affiliates or (y) Purchaser or its Subsidiaries that, consistent with the terms and conditions of this Agreement or any Ancillary Agreement, are the property of Purchaser Parent or any of its Affiliates (other than Purchaser and its Subsidiaries), shall be held by such Person in trust for the benefit of Purchaser Parent and, promptly following receipt by such Person of any such payment or reimbursement, such Person shall pay over to Purchaser Parent the amount of such payment or reimbursement without right of set-off.

(b) If Products or Purchaser Products are received by Seller Parent or its Affiliates or Purchaser Parent or its Affiliates (other than Purchaser and its Subsidiaries) after the Closing, Seller Parent or Purchaser Parent, as applicable, shall or shall cause such Affiliate to ship those Products or Purchaser Products to Purchaser, or Purchaser’s stated representative, at Purchaser’s sole cost and expense. Purchaser shall have sole responsibility for accepting and processing all returns following the Closing of Products and disbursing refunds and credits in respect thereof (whether such Products were sold prior to, on or after the Closing Date).

Section 6.21 Directors’ and Officers’ Indemnification.

(a) If the Closing occurs, Purchaser shall, and shall cause the Conveyed Subsidiaries and their Subsidiaries to, take any necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any current or former officers, directors, partners, members, or managers of the Conveyed Subsidiaries or their Subsidiaries (or their respective predecessors) (collectively, the “D&O Indemnitees”), as provided in (i) the organizational documents of the Conveyed Subsidiaries and their Subsidiaries or (ii) any agreement providing for indemnification by the Conveyed Subsidiaries or their Subsidiaries of any of the D&O Indemnitees, which agreements are set forth in Section 6.21 of the Seller Disclosure Letter, shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Conveyed Subsidiaries or their Subsidiaries after the Closing.

(b) In the event that any of the Conveyed Subsidiaries or their Subsidiaries or Purchaser or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Conveyed Subsidiaries or their Subsidiaries or Purchaser, as the case may be, shall succeed to the obligations set forth in this Section 6.21.

(c) The obligations of Purchaser under this Section 6.21 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the express written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees shall be third party beneficiaries of this Section 6.21).

Section 6.22 Return of Assets; Transfer of Purchased Assets.

(a) If, at any time after the Closing, any asset held by Purchaser or any of its Subsidiaries (including the Conveyed Subsidiaries and their Subsidiaries) is ultimately determined to be an Excluded Asset or an asset of the Purchaser Parent Retained Business, or Purchaser or any of its Subsidiaries is found subject to a Retained Liability, or Purchaser or any of its Subsidiaries is found subject to a Purchaser Parent Retained Liability, within thirty (30) days of such determination (i) Purchaser shall return or transfer and convey (without further consideration) to Seller Parent or the appropriate Affiliate of Seller Parent such Excluded Asset or Retained Liability, or to Purchaser Parent or the appropriate Affiliate of Purchaser Parent (other than Purchaser and its Subsidiaries) such asset of the Purchaser Parent Retained Business or such Purchaser Parent Retained Liability, as applicable; (ii) Seller Parent shall, or shall cause its appropriate Affiliate to, assume (without further consideration) such Retained Liability, or Purchaser Parent shall assume (without further consideration) such Purchaser Parent Retained Liability; and (iii) Seller Parent or Purchaser Parent, as applicable, and Purchaser shall, and shall cause their appropriate Affiliates to, execute such documents or instruments of conveyance or assumption and take such further acts, in each case consistent with the terms of this Agreement and the Ancillary Agreements, as are reasonably necessary or desirable to effect the transfer of such Excluded Asset or Retained Liability back to Seller Parent or its appropriate Affiliate or such asset of the Purchaser Parent Retained Business or Purchaser Parent Retained Liability back to Purchaser Parent, as applicable, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date. In furtherance of the foregoing, Purchaser and its Affiliates shall, and shall cause the Conveyed Subsidiaries and their Subsidiaries to, promptly pay or deliver (1) to Seller Parent (or its designee) any monies or checks which have been sent to Purchaser or any of its Affiliates (including the Conveyed Subsidiaries and their Subsidiaries) to the extent they are not due to the Business and which should have been sent to Seller Parent or one of its Affiliates (including promptly forwarding invoices or similar documentation to Seller Parent) or (2) to Purchaser Parent

(or its designee other than Purchaser and its Subsidiaries) any monies or checks which have been sent to Purchaser or any of its Subsidiaries to the extent they are not due to the Purchaser Business and which should have been sent to Purchaser Parent or one of its Affiliates (other than Purchaser and its Subsidiaries) (including promptly forwarding invoices or similar documentation to Purchaser Parent).

(b) Subject to Sections 2.1 and 2.2, if, at any time after the Closing, any asset held by Seller Parent or its Affiliates is ultimately determined to be a Purchased Asset or Seller Parent or any of its Affiliates is found to be subject to an Assumed Liability, within thirty (30) days of such determination, (i) Seller Parent shall return or transfer and convey (without further consideration) to Purchaser such Purchased Asset or Assumed Liability; (ii) Purchaser shall, or shall cause its appropriate Affiliate to, assume (without further consideration) such Assumed Liability; and (iii) Seller Parent and Purchaser shall, and shall cause their appropriate Affiliates to, execute such documents or instruments of conveyance or assumption and take such further acts, in each case consistent with the terms of this Agreement and the Ancillary Agreements, as are reasonably necessary or desirable to effect the transfer of such Purchased Asset or Assumed Liability back to Purchaser, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date. In furtherance of the foregoing, Seller Parent shall promptly pay or deliver to Purchaser (or its designee) any monies or checks which have been sent to Seller Parent or any of its Affiliates to the extent they are due to the Business and which should have been sent to Purchaser or one of its Affiliates (including promptly forwarding invoices or similar documentation to Purchaser).

(c) If any asset, property or right held by Purchaser Parent or any of its Affiliates (other than Purchaser or its Subsidiaries) is determined to be an asset of the Purchaser Business or Purchaser Parent or any of its Affiliates (other than Purchaser and its Subsidiaries) is found subject to a Purchaser Liability, within thirty (30) days of such determination (i) Purchaser Parent shall (or shall cause its Affiliate to) transfer and convey (without consideration) to Purchaser or its appropriate Subsidiary such asset, property or right or Purchaser Liability; (ii) Purchaser shall, or shall cause its appropriate Subsidiary to, assume (without consideration) such Purchaser Liability; and (iii) Purchaser Parent and Purchaser shall, and shall cause their appropriate Subsidiaries to, in each case consistent with the terms of this Agreement and the Ancillary Agreements, execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect such transfer of such asset, property or right or Purchaser Liability back to Purchaser or its appropriate Subsidiary, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date. In furtherance of the foregoing, Purchaser Parent and its Affiliates (other than Purchaser or its Subsidiaries) shall promptly pay or deliver to Purchaser (or its designee) any monies or checks which have been sent to Purchaser Parent or any of its Affiliates to the extent they are due to the Business or the Purchaser Business and which should have been sent to Purchaser or one of its Subsidiaries (including promptly forwarding invoices or similar documentation to Purchaser).

Section 6.23 Bulk Transfer Laws. Purchaser Parent and Purchaser acknowledge that Seller Parent has not taken, and does not intend to take, any action required to comply with any applicable so-called “bulk sale” or “bulk transfer” Laws or similar Laws, and Purchaser Parent and Purchaser hereby waive, to the fullest extent permitted by applicable Law, compliance by Seller Parent and its Affiliates with the provisions of any such Laws of any jurisdiction in connection with the sale of the Purchased Assets.

Section 6.24 Purchaser Parent Shareholder Meeting; Purchaser Parent Board Recommendation.

(a) Subject to Section 6.24(f) and Section 6.24(g), Purchaser Parent shall, and shall cause its Representatives to, (i) as soon as reasonably practicable, prepare and file with the UKLA the Purchaser Parent Shareholder Circular, which shall comply with the content requirements of the Listing Rules, including Chapter 11 thereof, and applicable Law, and include a notice of general meeting for the purpose of placing the Purchaser Parent Shareholder Approval Resolution before Purchaser Parent’s shareholders, and (ii) use reasonable best efforts to finalize the Purchaser Parent Shareholder Circular and have it approved by the UKLA as soon as reasonably practicable after such filing, including by taking all such actions (including supplying undertakings, executing documents and paying fees and expenses) as may be required by the UKLA. As promptly as practicable (and in any event within three (3) Business Days) after UKLA approval of the Purchaser Parent Shareholder Circular, Purchaser Parent shall publish the Purchaser Parent Shareholder Circular and send it to its shareholders and shall, subject to Section 6.24(f) and Section 6.24(g), cause a general meeting of the shareholders of Purchaser Parent for the purpose of obtaining the Purchaser Parent Shareholder Approval (together with any adjournment or postponement thereof, the “Purchaser Parent Shareholder Meeting”) to be convened and held on twenty-one (21) clear days’ notice (subject to the notice being deemed served in accordance with the Deposit Agreement to enable ADR voting), in each case in compliance with the Listing Rules and applicable Law and Purchaser Parent’s constitutional documents, and, subject to Section 6.24(f) and Section 6.24(g), shall propose the Purchaser Parent Shareholder Approval Resolution (without amendment) at the Purchaser Parent Shareholder Meeting.

(b) Seller Parent and its Representatives shall cooperate reasonably and in good faith with Purchaser Parent, and provide, at Purchaser’s sole cost and expense, all such information and documentation requested by Purchaser Parent or its Representatives, in each case to the extent reasonably necessary for the purposes of Purchaser Parent’s preparation of the Purchaser Parent Shareholder Circular and any supplementary circular thereto, including for the purposes of the preparation of pro forma financial information (and related reporting requirements), if applicable. Seller Parent and its Representatives shall be given a reasonable opportunity to review and comment upon the Purchaser Parent Shareholder Circular (and any supplementary circular thereto) before each such document is filed with the UKLA and is published, and Purchaser Parent shall give reasonable consideration to any additions, deletions or changes reasonably and timely suggested thereto by Seller Parent and its Representatives. In addition, Purchaser Parent shall provide Seller Parent and its Representatives with copies of any written comments, and shall inform them of any material or substantive oral comments, Purchaser Parent or its Representatives may receive from time to time from the UKLA or its staff with respect to the Purchaser Parent Shareholder Circular (and any supplementary circular thereto) promptly after receipt of such comments, and any written or oral responses thereto. Seller Parent and its Representatives shall be given a reasonable opportunity to review and comment upon any such written responses and Purchaser Parent shall give reasonable consideration to any additions, deletions or changes reasonably suggested thereto by Seller Parent and its Representatives. In the event that Purchaser Parent or its Representatives receives any comments from the UKLA or their staff with respect to the Purchaser Parent Shareholder Circular (or any amendment or supplement thereto), Purchaser Parent and its Representatives shall use reasonable best efforts to respond as promptly as practicable to such comments and shall take such other actions as may be reasonably necessary to resolve the issues raised therein as promptly as practicable, and Seller Parent and its Representatives shall cooperate reasonably and in good faith with Purchaser Parent and its Representatives to the extent reasonably necessary for the purposes of resolving such comments.

(c) Subject to Section 6.24(f) and Section 6.24(g), Purchaser Parent and the Board of Directors of Purchaser Parent shall (i) include the Purchaser Parent Board Recommendation in the Purchaser Parent Shareholder Circular, (ii) use its reasonable best efforts to obtain the Purchaser Parent Shareholder Approval as promptly as practicable, and to the extent any further Purchaser Parent’s shareholders’ resolution is required to approve the transactions contemplated hereby or by any of the Ancillary Agreements prior to Closing, use its reasonable best efforts to procure that such further shareholder resolution is passed by the requisite vote of Purchaser Parent’s shareholders, and (iii) ensure that the Purchaser Parent Shareholder Circular includes a statement that each Director of Purchaser Parent who holds shares in Purchaser Parent intends to vote his or her shares in favor of the Purchaser Parent Shareholder Approval Resolution. Subject to Section 6.24(f) and Section 6.24(g), Purchaser Parent shall not, without the prior written consent of Seller Parent, adjourn, postpone or otherwise delay the Purchaser Parent Shareholder Meeting; provided that Purchaser Parent may adjourn, postpone or otherwise delay the Purchaser Parent Shareholder Meeting (including an adjournment to allow reasonable additional time for the preparation and publication of any supplement or amendment to the Purchaser Parent Shareholder Circular) if required to comply with Purchaser Parent’s obligations under the Listing Rules or otherwise by applicable Law, and/or where, and to the extent that, the Board of Directors of Purchaser Parent shall have determined in good faith (after consultation with its legal counsel) that the failure to so adjourn, delay or postpone the Purchaser Parent Shareholder Meeting would be inconsistent with its fiduciary duties under applicable Law. After Purchaser Parent has established a record date for the Purchaser Parent Shareholder Meeting, Purchaser Parent shall not change such record date or establish a different record date for the Purchaser Parent Shareholder Meeting without the prior written consent of Seller Parent, unless (x) required to do so by applicable Law or Purchaser Parent’s constitutional documents or (y) as required in connection with any adjournment, postponement or delay of the Purchaser Parent Shareholder Meeting permitted by the immediately preceding sentence (it being understood that Purchaser Parent shall consult with and consider in good faith the reasonable views of Seller Parent in connection with setting such new record date). Without the prior written consent of Seller Parent, the Purchaser Parent Shareholder Approval Resolution shall be the only resolution (other than matters of procedure and matters required by applicable Law or Purchaser Parent’s constitutional documents to be voted on by Purchaser Parent’s shareholders in connection with the approval of the Sale and the transactions contemplated hereby) that Purchaser Parent shall propose to be acted on by Purchaser Parent’s shareholders at the Purchaser Parent Shareholder Meeting.

(d) Purchaser Parent shall notify Seller Parent: (i) on a regular basis after publication of the Purchaser Parent Shareholder Circular and prior to the Purchaser Parent Shareholder Meeting of the proxy votes received in respect of the Purchaser Parent Shareholder Meeting; and (ii) promptly following the Purchaser Parent Shareholder Meeting, of the result of the vote on the resolutions proposed to the Purchaser Parent’s shareholders at the Purchaser Parent Shareholder Meeting.

(e) Except as expressly permitted by Section 6.24(f), Purchaser Parent and the Board of Directors of Purchaser Parent (and any committee or other subdivision thereof) shall not, and shall not permit its Representatives to, directly or indirectly, (i) fail to make, withdraw, withhold, change, amend, qualify or modify in a manner adverse to Seller Parent, or publicly propose to fail to make in the Purchaser Parent Shareholder Circular, withdraw, withhold, change, amend, qualify or modify in a manner adverse to Seller Parent, the Purchaser Parent Board Recommendation, (ii) make any public announcement or statement inconsistent with the Purchaser Parent Board Recommendation, (iii) fail to include the Purchaser Parent Board Recommendation in the Purchaser Parent Shareholder Circular (or any supplement or amendment thereto), (iv) recommend in favor of, or fail to recommend against, any matter that could reasonably be expected to result in a Purchaser Adverse Action or a Purchaser Material Adverse Effect or (v) publicly propose to do any of the foregoing (any of the foregoing in this sentence, a “Purchaser Parent Adverse Recommendation Change”).

(f) Notwithstanding any other provision of this Section 6.24, at any time prior to obtaining the Purchaser Parent Shareholder Approval, the Board of Directors of Purchaser Parent may effect a Purchaser Parent Adverse Recommendation Change if the Board of Directors of Purchaser Parent shall have determined in good faith (after consultation with its legal counsel) that the failure to effect a Purchaser Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law. Subject always to applicable Law and the fiduciary duties of the Board of Directors of Purchaser Parent under applicable Law, Purchaser Parent shall promptly notify Seller Parent in the event that it intends to effect a Purchaser Parent Adverse Recommendation Change, describing in reasonable detail the underlying facts giving rise to, and the reasons for making, such Purchaser Parent Adverse Recommendation Change and shall provide Seller Parent with a reasonable opportunity to consult with Purchaser Parent in respect of the same.

(g) Notwithstanding anything to the contrary contained in this Agreement, a Purchaser Parent Adverse Recommendation Change pursuant to Section 6.24(f) shall relieve Purchaser Parent of its obligations to convene the Purchaser Parent Shareholder Meeting, to prepare and file the Purchaser Parent Shareholder Circular and have the Purchaser Parent Shareholder Circular approved by the UKLA and publish the Purchaser Parent Shareholder Circular and send it to its shareholders, and to submit the Purchaser Parent Shareholder Approval Resolution to a vote of the holders of ordinary shares of Purchaser Parent at the Purchaser Parent Shareholder Meeting and seek to obtain the Purchaser Parent Shareholder Approval for all purposes of this Agreement.

(h) As required by Listing Rule 11.1.7R(4), Seller Parent shall not, and shall use reasonable efforts to ensure that its associates (as defined in the Listing Rules) do not, vote on any resolution(s) proposed at the Purchaser Parent Shareholder Meeting relating to the Sale and/or other transactions contemplated by this Agreement, in each case to the extent that Seller Parent or any such associate either holds or acquires any shares or other securities in Purchaser Parent.

Section 6.25 Resignations. Seller Parent shall use reasonable best efforts to deliver to Purchaser Parent, at or prior to the Closing, the resignations, effective as of the Closing, of all officers and directors of each Conveyed Subsidiary (and each Subsidiary thereof) who will be officers, directors or employees of Seller Parent or any of its Affiliates after the Closing Date from their positions with such Conveyed Subsidiary (or such Subsidiary thereof).

Section 6.26 Remedial Action Access. In respect of its indemnity obligations under Article VII of this Agreement, each Parent shall have the right, but not the obligation, to conduct and control any relevant Remedial Action. If a Parent opts to conduct a Remedial Action at any Real Property or Purchaser Real Property, the applicable Parent shall use reasonable best efforts to not unreasonably interfere with Purchaser’s operations, and the Purchaser Indemnified Parties shall, and shall cause their respective Representatives to, reasonably cooperate with the applicable Parent, including by timely filing any required documents with the appropriate Governmental Authorities, providing reasonable access to and reasonable use of the subject site, employees, documents and on-site structures, infrastructure and utility services (including electricity, underground piping or wastewater or sewer systems) and/or utilities as necessary to perform any required Remedial Action, including reasonable access to install, maintain, replace and operate wells and remove impacted soil and/or groundwater. To the extent required under any Environmental Law, the applicable Purchaser Indemnified Parties shall execute, record, obtain and maintain in good standing any authorization, permit or “generator number” as may be necessary for the proper storage, transportation and/or off-site disposal of any Hazardous Material generated in the course of the Remedial Action. The applicable Purchaser Indemnified Parties shall sign (with respect to the Owned Real Property or the Owned Purchaser Real Property) or use commercially reasonable efforts to cause to be signed (with respect to the Leased Real Property or the Leased Purchaser Real Property) and record (with respect to the Owned Real Property or the Owned Purchaser Real Property) or use commercially reasonable efforts to cause to be recorded (with respect to the Leased Real Property or the Leased Purchaser Real Property) any deed or other recordable real property instrument reasonably requested by the Parent conducting the Remedial Action which is necessary to permit the use of site specific corrective action remedies or remedies based on exposure controls as part of such Remedial Action; provided, however, that the instrument does not unreasonably interfere with the operation of the Facilities or the Purchaser Facilities or materially impact the value of the Real Property or Purchaser Real Property that are the subject of such Remedial Action. The applicable Purchaser Indemnified Parties agree not to use groundwater under any Real Property or Purchaser Real Property, as applicable, to the extent such restriction is necessary to permit the use of site specific corrective action remedies or remedies based on exposure controls as part of such Remedial Action. All reasonable and documented out-of-pocket costs incurred by the applicable Purchaser Indemnified Parties or their respective Representatives cooperating with or otherwise assisting the Parent conducting the Remedial Action pursuant to this Section 6.26 shall be promptly reimbursed by the Parent conducting the Remedial Action.

Section 6.27 Acknowledgements. The Parties acknowledge and agree that certain of the Sellers and the Conveyed Subsidiaries (the “New Subsidiaries”) will be established, formed or incorporated, as applicable, following the date of this Agreement and prior to the Closing in connection with the Seller Internal Restructurings, and such New Subsidiaries are therefore not in existence as of the date of this Agreement. Accordingly, the Parties acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, Seller Parent makes no representations and warranties with respect to the organization, good standing, authority, capital structure, operations and Liabilities of any such New Subsidiary as of or prior to the date of each respective New Subsidiary’s establishment, formation or incorporation. Seller Parent may at any time prior to the Closing supplement or amend the lists set forth in Section 4.3(b) or Section 4.3(c) of the Seller Disclosure Letter, solely to reflect any changes pursuant to the Seller Internal Restructurings (including any steps Seller Parent shall undertake to effect the Seller Internal Restructurings) made in accordance with (f)(i).

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnification by Seller Parent and Purchaser Parent.

(a) Subject to the provisions of this Article VII, from and after the Closing, Seller Parent agrees to indemnify and hold harmless (x) Purchaser and its Subsidiaries (including the Conveyed Subsidiaries and their Subsidiaries) (collectively, the “Purchaser Indemnified Parties”) and (y) Purchaser Parent and its Subsidiaries (other than Purchaser and its Subsidiaries) (the “Purchaser Parent Indemnified Parties”) from and against any and all Losses (other than Taxes arising out of a Tax Claim, which are the subject of Section 6.5(d)) that any such Purchaser Indemnified Party or Purchaser Parent Indemnified Party suffers or incurs to the extent resulting from (b) any Retained Liability, (c) any breach by any Seller of any of its covenants or agreements contained in this Agreement or in any Ancillary Implementing Agreement or (d) any breach of any representation or warranty of Seller Parent contained in Article IV (other than Section 4.16) or in any Ancillary Implementing Agreement, in each case as of the Closing Date as though made on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date).

(e) Subject to the provisions of this Article VII, from and after the Closing, Purchaser Parent agrees to indemnify and hold harmless (x) the Purchaser Indemnified Parties and (y) Seller Parent and its Subsidiaries (collectively, the “Seller Parent Indemnified Parties”) from and against any and all Losses (other than Taxes arising out of a Tax Claim, which are the subject of Section 6.5(d)) that any such Purchaser Indemnified Party or Seller Parent Indemnified Party suffers or incurs to the extent resulting from (f) any Purchaser Parent Retained Liability, (g) any breach by Purchaser Parent or any of its Affiliates (which shall not include Purchaser or its Subsidiaries with respect to post-Closing covenants or agreements) of any of their respective covenants or agreements contained in this Agreement or in any Ancillary Implementing Agreement or (h) any breach of any representation or warranty of Purchaser Parent contained in Article V (other than Section 5.17) or in any Ancillary Implementing Agreement, in each case as of the Closing Date as though made on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date).

(i) The Parties acknowledge and agree that indemnification shall not be available with respect to any Loss resulting from a breach of any representation or warranty contained in this Agreement or in any Ancillary Implementing Agreement to the extent (and only to the extent) the Loss (or related Liability) was accrued or reserved for in the Financial Statements or the Purchaser Financial Statements, as applicable, or actually taken into account in the Final Closing Statement or the calculation of the Final Business Working Capital, the Final Business Net Cash, the Final Purchaser Working Capital or the Final Purchaser Net Cash, as applicable.

Section 7.2 Indemnification by Purchaser. Subject to the provisions of this Article VII, from and after the Closing, Purchaser agrees to indemnify and hold harmless the Seller Parent Indemnified Parties and the Purchaser Parent Indemnified Parties (collectively, the “Parent Indemnified Parties”) (a) from and against any and all Losses (other than Taxes arising out of a Tax Claim, which are the subject of Section 6.5(d)) that any such Parent Indemnified Party suffers or incurs to the extent resulting from (i) any Assumed Liability or (ii) any Purchaser Liability and (b) from and against any and all Losses (other than Taxes arising out of a Tax Claim, which are the subject of Section 6.5(d)) any such Parent Indemnified Party suffers or incurs to the extent resulting from any breach following the Closing by Purchaser of any covenant or agreement expressly made by Purchaser in this Agreement or in any Ancillary Implementing Agreement, in its capacity as a Party hereto (and not in its capacity as an Affiliate or Subsidiary of Purchaser Parent), which covenant or agreement by its terms contemplates actions or imposes obligations following the Closing.

Section 7.3 Indemnification Procedures.

(a) Any Person entitled to be indemnified under this Article VII (the “Indemnified Party”) shall promptly give written notice to the Party from whom indemnification may be sought (the “Indemnifying Party”) and each other Party hereto of any pending or threatened Action against the Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Action (a “Third Party Claim”), indicating, with reasonable specificity, and based on the facts then known to the Indemnified Party, the nature of such Third Party Claim, the basis therefor, a copy of any documentation received from the third party, the amount and calculation of the Losses for which the Indemnified Party is entitled to indemnification under this Article VII (and a good faith estimate of any such future Losses relating thereto), and the provisions of this Agreement or any Ancillary Implementing Agreement in respect of which such Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 7.3(a) shall not limit the obligations of the Indemnifying Party under this Article VII, except (i) to the extent such Indemnifying Party is actually prejudiced thereby and (ii) as provided by Section 7.4 (unless, with respect to indemnification pursuant to Section 7.1(b) or Section 7.2, in the case of the foregoing clauses (i) and (ii), Purchaser Parent has Intentionally Breached (or caused Purchaser to Intentionally Breach) its obligations pursuant to the immediately foregoing sentence).

(b) With respect to any Third Party Claim, the Indemnifying Party under this Article VII shall have the right, but not the obligation, to assume the defense, at its own expense and by counsel of its own choosing, of such Third Party Claim and any Third Party Claims related to the same or a substantially similar set of facts; provided that the Indemnifying Party shall not be entitled to assume the defense of such Third Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if such Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or is a criminal Action. If the Indemnifying Party so undertakes to defend any such Third Party Claim, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third Party Claim; provided, however, that the Indemnifying Party shall not settle any such Third Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement does not involve any injunctive relief against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party, and any money damages are borne solely by the Indemnifying Party (other than solely with respect to the Deductible, to the extent such damages would constitute Losses to which such Deductible would be applicable); provided, further, that if the Indemnifying Party is Purchaser, Purchaser shall not settle any such Third Party Claim without the written consent of both Parents (not to be unreasonably withheld, conditioned or delayed). Subject to the foregoing, the Indemnified Party shall have the right to employ separate legal counsel and to participate in but not control the defense of such Action at its own cost and expense; provided that, subject to the provisions of this Article VII, the Indemnifying Party shall bear the reasonable fees of one firm of legal counsel (and one additional firm of legal counsel in each jurisdiction implicated in such Action) representing all Indemnified Parties in such Action and all related Actions, if, but only if, the defendants in such Action include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded, based on the advice of legal counsel, that there is a conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Action. In any event, the Indemnified Party shall cause its legal counsel to cooperate with the Indemnifying Party and its legal counsel. No Indemnified Party may settle any Third Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and, if the Indemnified Party is Purchaser, the written consent of both Parents (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not assume the defense of a Third Party Claim, it shall nevertheless be entitled to participate in the defense of such Action at its own cost and expense, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third Party Claim.

(c) In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article VII that does not involve a Third Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, and based on the facts then known to the Indemnified Party, the nature of such claim, the basis therefor, the amount and calculation of the Losses for which the Indemnified Party is entitled to indemnification under this Article VII (and a good-faith estimate of any such future Losses relating thereto), and the provisions of this Agreement or any Ancillary Implementing Agreement in respect of which such Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 7.3(c) shall not limit the obligations of the Indemnifying Party under this Article VII, except (i) to the extent such Indemnifying Party is actually prejudiced thereby and (ii) as provided by Section 7.4 (unless, with respect to indemnification pursuant to Section 7.1(b) or Section 7.2, in the case of the foregoing clauses (i) and (ii), Purchaser Parent has Intentionally Breached (or caused Purchaser to Intentionally Breach) its obligations pursuant to the immediately foregoing sentence). If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations within thirty (30) days of the receipt of the notice of such indemnification claim by the Indemnifying Party, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 10.10; provided that if the Indemnifying Party or the Indemnified Party is Purchaser, the Indemnifying Parties and the Indemnified Party shall not agree to settle or resolve any such claim with the written consent of both Parents (not to be unreasonably withheld, conditioned or delayed).

Section 7.4 Expiration. If the Closing has occurred, all covenants and agreements made herein or in any Ancillary Implementing Agreement which, in each case, by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms; provided that, other than indemnification obligations in respect of Taxes (the survival of which shall be governed exclusively by Section 6.5(l)), (a) the obligations of Purchaser to assume, and to indemnify and hold harmless the Seller Parent Indemnified Parties and the Purchaser Parent Indemnified Parties for, the Assumed Liabilities and the Purchaser Liabilities, (b) the obligations of Seller Parent to retain, and indemnify and hold harmless the Purchaser Indemnified Parties and the Purchaser Parent Indemnified Parties for, the Retained Liabilities and (c) the obligations of Purchaser Parent to retain, and indemnify and hold harmless the Purchaser Indemnified Parties and the Seller Parent Indemnified Parties for, the Purchaser Parent Retained Liabilities, shall in each case survive the Closing indefinitely. All other covenants and agreements contained herein or in any Ancillary Implementing Agreement shall survive the Closing and shall terminate and expire on the twelve (12) month anniversary of the Closing Date (other than the covenants and agreements set forth therein which by their terms contemplate actions or impose obligations following the Closing, which shall survive the Closing and remain in full force and effect in accordance with their terms). All representations and warranties made herein or in any Ancillary Implementing Agreement, and all indemnification obligations under Section 7.1 with respect to any such representations or warranties, shall terminate and expire on the fifteen (15) month anniversary of the Closing Date; provided, however, that the Fundamental Seller Parent Representations and the Fundamental Purchaser Parent Representations shall terminate and expire on the three (3) year anniversary of the Closing Date. No Person shall be entitled to indemnification, and no Action seeking to recover Taxes, Losses or other relief shall be commenced or maintained, with respect to any breach of any covenants, agreements, representations or warranties contained in this Agreement or any Ancillary Implementing Agreement after the date on which such covenant, agreement, representation or warranty shall terminate pursuant to this Section 7.4 or Section 6.5(l), unless prior to such termination date a claim for indemnification with respect thereto has been made by written notice in accordance with Section 7.3 (in the case of Losses or other relief) or Section 6.5(d) (in the case of Taxes), in which case such claim for indemnification shall survive until finally resolved in accordance with this Agreement.

Section 7.5 Certain Limitations.

(a) Notwithstanding the other provisions of this Agreement, neither Seller Parent nor Purchaser Parent, as applicable, shall have any indemnification obligations (i) under Section 7.1(a)(iii) or Section 7.1(b)(iii), as applicable, for any Loss (together with any and all other Losses resulting from the same facts or circumstances) that is less than $20,000,000 (the “De Minimis Claim Threshold”), or (ii) under Section 7.1(a)(iii) or Section 7.1(b)(iii) (except with respect to any breach of any Fundamental Seller Parent Representation or Fundamental Purchaser Parent Representation) for any Loss that is equal to or greater than the De Minimis Claim Threshold, unless the aggregate amount of all Losses for which indemnification is available under the applicable provision exceeds $200,000,000 (the “Deductible”), in which event the Indemnifying Party shall be required to pay only the amount of such Losses that exceeds the Deductible but only up to a maximum amount in respect of all such Losses (without giving effect to the Deductible) in the aggregate of $2,000,000,000.

Section 7.6 Losses Net of Insurance, Etc. The amount of any Tax or Loss for which indemnification is provided under Section 6.5(d), Section 7.1 or Section 7.2 shall be net of (i) any amounts recovered by the applicable Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party, and (ii) any insurance proceeds or other cash receipts or sources of reimbursement received with respect to such Tax or Loss, and (iii) in the case of Purchaser Parent as the Indemnifying Party, any amounts recovered by the Purchaser pursuant to the Contribution Agreement, dated as of April 22, 2014, by and among Purchaser Parent, Purchaser and Novartis AG, as amended (the source of any such amounts referred to in clause (i) or (ii), a “Collateral Source”), in each case net of any Taxes imposed or reasonable out-of-pocket costs incurred in connection with the collection of such insurance proceeds, cash receipts or sources of reimbursement. The applicable Indemnified Party shall use its commercially reasonable efforts to seek recovery for such Taxes or Losses from all Collateral Sources. The Indemnifying Party may require an Indemnified Party to assign to the Indemnifying Party the rights to seek recovery from any Collateral Sources (to the extent such rights are capable of assignment); provided that the Indemnifying Party will then be responsible for pursuing such claim at its own expense; provided, further, that the Indemnified Party shall cooperate (at the Indemnifying Party’s expense) with the Indemnifying Party to seek such recovery. If the amount to be netted hereunder from any payment required under Section 6.5(d) or this Article VII is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to Section 6.5(d) or this Article VII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to Section 6.5(d) or this Article VII had such determination been made at the time of such payment.

Section 7.7 No Right of Set-Off. No Party shall have any right to set off any Taxes or Losses under Section 6.5(d) and this Article VII against any payments to be made by such Party pursuant to this Agreement or any other agreement among the Parties, including any Ancillary Agreement.

Section 7.8 Materiality. For purposes of Tax Claims subject to Section 6.5 and of this Article VII, no effect shall be given to any qualification in the relevant representations and warranties as to “material,” “materiality,” “Material Adverse Effect” or “Purchaser Material Adverse Effect” for purposes of determining the amount of any Loss suffered or incurred by an Indemnified Party, but all such qualifications shall be given effect for purposes of determining whether there has been a breach or inaccuracy of any representation or warranty.

Section 7.9 Mitigation; Other Limitations.

(a) Each of Seller Parent, Purchaser Parent, Purchaser and each Indemnified Party shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Tax or Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(b) Notwithstanding anything to the contrary contained in this Agreement, the obligations to indemnify under this Agreement, and the amount of any Loss for which indemnification is provided under Section 7.1, shall be subject to the following limitations:

(i) With respect to any Remedial Action, the applicable Indemnifying Party shall only be liable to the extent such Remedial Action is conducted in the Most Cost-Effective Manner. Regardless of whether any Indemnifying Party or any Indemnified Party conducts any such Remedial Action, the applicable Indemnifying Party shall not be responsible for any operation and maintenance with respect to any such institutional or engineering controls subsequent to completion of their initial installation at the applicable Real Property or Purchaser Real Property subject to such Remedial Action, and such post-installation costs shall not be subject to claims for indemnification or reimbursement under this Article VII.

(ii) With respect to any particular Environmental Liability, an Indemnifying Party’s obligations for indemnification or reimbursement in respect of such Environmental Liability, shall be deemed satisfied, completed and fully discharged upon the relevant Remediation Completion Date, and the Indemnifying Party shall no longer be responsible for ongoing obligations and Liabilities with respect to such Environmental Liabilities to the extent related to the Real Property (or Facilities thereon) or Purchaser Real Property (or Purchaser Facilities thereon), including the operation and maintenance of any institutional and engineering controls.

(iii) An Indemnifying Party shall not have any indemnification obligations for Losses relating to any Environmental Liabilities to the extent such Losses relate to, result from, or arise out of any (1) exacerbation of an existing condition due to a negligent or intentional act or omission by or on behalf of the Indemnified Party or its Affiliates, (2) environmental investigation, drilling, sampling, testing or monitoring of any soil, surface water or groundwater, by or on behalf of the applicable Indemnified Party or its Affiliates, after the Closing Date (except to the extent required by Environmental Laws or Environmental Permits or a Governmental Authority; conducted in response to facts or conditions potentially indicating a material risk to health or the environment; conducted in connection with defending against or otherwise responding to a Third Party Claim; conducted to comply with the requirements of any Real Property Lease or Purchaser Real Property Lease; reasonably and independently requested in writing by a third party in connection with a sale, lease, sublease, financing, mortgage or other transaction involving any Real Property, Purchaser Real Property, Facility or Purchaser Facility as part of the third party’s normal business practices; or conducted consistent with industry practice in connection with the ordinary course of business and the Indemnified Party’s bona fide construction, renovation, demolition, removal, repair or expansion of improvements at any Real Property, Purchaser Real Property, Facility or Purchaser Facility); or (3) decommissioning, closure or voluntary shutdown of any Real Property, Purchaser Real Property, Facility or Purchaser Facility by or on behalf of the Indemnified Party or its Affiliates.

(c) Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Party be entitled to duplicative recovery directly or indirectly for the same Loss, including, in the case of either Parent (or any of their respective Subsidiaries), in their respective capacities as direct or indirect equity holders of Purchaser post-Closing; it being understood that to the extent a Loss is suffered in the applicable Parent’s (or any of its respective Subsidiaries’) capacity as direct or indirect equity holders of Purchaser post-Closing, the Purchaser Parent Indemnified Parties and the Seller Parent Indemnified Parties, as applicable, shall only be entitled to directly seek indemnification or recover for such Loss under Section 7.1(a)(ii) or Section 7.1(a)(iii) (in the case of the Purchaser Parent Indemnified Parties) or under Section 7.1(b)(ii) or Section 7.1(b)(iii) (in the case of the Seller Parent Indemnified Parties) to the extent such Loss cannot be remedied by means of an indemnification claim or recovery by Purchaser and its Subsidiaries under Section 7.1(a) or Section 7.1(b), respectively.

Section 7.10 Sole Remedy/Waiver. Except with respect to claims seeking specific performance or other equitable relief with respect to covenants or agreements to be performed after the Closing pursuant to this Agreement, and except in the case of fraud with respect to the representations, warranties, covenants and agreements contained in this Agreement, the Parties acknowledge and agree that the remedies provided for in Section 2.9, Section 6.5 and this Article VII shall be the Parties’ sole and exclusive remedy, from and after the Closing, with respect to the subject matter of this Agreement or any of the Ancillary Implementing Agreements (but not with respect to any claims under the other Ancillary Agreements, which shall be governed by the terms thereof). In furtherance of the foregoing, and except as set forth in the exceptions set forth in the preceding sentence and except as provided in Section 2.9, Section 6.5 and this Article VII, from and after the Closing, the Parties hereby waive, on behalf of themselves and their Affiliates, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against the Sellers or any of their Affiliates, or Purchaser Parent or any of its Affiliates (including Purchaser and its Subsidiaries), as the case may be, in connection with the transactions contemplated by this Agreement or any of the Ancillary Implementing Agreements (but not with respect to any rights, claims or causes of action under the other Ancillary Agreements which, in each case, shall be governed by the terms thereof), whether arising under or based upon breach of warranty or contract (including for breach of any representation, warranty, covenant or agreement), tortious conduct (including negligence), any Law (including any such Law relating to environmental matters (including Environmental Laws) or arising under or based upon any securities Law, common law or otherwise) or otherwise. Each Party shall cause its respective Affiliates party to an Ancillary Implementing Agreement not to assert any claims or causes of action under such Ancillary Implementing Agreement, and all such claims shall be asserted only under this Agreement. Without limiting the generality of the foregoing, in no event shall any Party, its Affiliates, successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 7.11 Indemnification Payments. A Party shall not be deemed to have suffered a Loss or Tax with respect to an item to the extent such Party was actually compensated therefor by reason of an increase in the amount otherwise paid to it or a reduction in the amount otherwise paid by it pursuant to Section 2.9.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Conditions to the Obligations of the Parties. The respective obligations of each of the Parties to consummate the Closing shall be subject to the satisfaction or written waiver (to the extent permitted by Law) by Purchaser Parent and Seller Parent, at or prior to the Closing, of each of the following conditions precedent:

(a) There shall not be any Governmental Order in effect issued by a Governmental Authority of competent jurisdiction that enjoins or otherwise prohibits the Closing.

(b) (i) The waiting period required under the HSR Act shall have expired or been terminated and any agreement between Purchaser Parent or Purchaser and a competent Governmental Antitrust Authority in a jurisdiction set forth on Annex C entered into in accordance with this Agreement to delay consummation of the Closing has expired or been terminated; and (i) all other Approvals under Antitrust Laws of the jurisdictions set forth on Annex C required to be obtained for the consummation of the Closing shall have been obtained.

(c) The Purchaser Parent Shareholder Approval shall have been obtained.

Section 8.2 Conditions to the Obligations of Purchaser and Purchaser Parent. The obligation of Purchaser Parent and Purchaser to consummate the Closing shall be subject to the satisfaction, or the written waiver (to the extent permitted by Law) by Purchaser Parent, at or prior to the Closing, of each of the following further conditions precedent:

(a) The representations and warranties of Seller Parent contained in Article IV (other than as set forth in the following two sentences) shall be true and correct (without giving effect to any “material”, “materiality” or “Material Adverse Effect” qualifications set forth therein) as of the Closing Date as though made on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that failures to be true and correct would not, individually or in the aggregate, have a Material

Adverse Effect. The Fundamental Seller Parent Representations shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). The representation and warranty of Seller Parent set forth in Section 4.7(a) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

(b) Seller Parent shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by Seller Parent on or prior to the Closing Date.

(c) Seller Parent shall have delivered to Purchaser Parent a certificate signed by a duly authorized officer of Seller Parent to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

Section 8.3 Conditions to the Obligations of Seller Parent. The obligation of Seller Parent to consummate the Closing shall be subject to the satisfaction, or the written waiver (to the extent permitted by Law) by Seller Parent, at or prior to the Closing, of each of the following further conditions precedent:

(a) The representations and warranties of Purchaser Parent contained in Article V (other than as set forth in the following two sentences) shall be true and correct (without giving effect to any “material”, “materiality” or “Purchaser Material Adverse Effect” qualifications set forth therein) as of the Closing Date as though made on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that failures to be true and correct would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. The Fundamental Purchaser Parent Representations shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), other than the representations and warranties of Purchaser Parent contained in Section 5.3(a), which shall be true and correct in all respects, other than de minimis inaccuracies (that do not impact the issued share capital of Purchaser following the Closing), as of the Closing Date as though made on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). The representation and warranty of Purchaser Parent set forth in Section 5.7(a) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

(b) Purchaser Parent and Purchaser shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by Purchaser Parent or Purchaser on or prior to the Closing Date.

(c) Purchaser Parent shall have delivered to Seller Parent a certificate signed by a duly authorized officer of Purchaser Parent to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

Section 8.4 Frustration of Closing Conditions. Without limiting Purchaser Parent’s rights under Section 6.24(f) and Section 6.24(g), no Party may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s or its Affiliates’ failure to act in good faith or to use the efforts required under this Agreement to cause the Closing to occur, including as required in Section 6.3.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Purchaser Parent and Seller Parent;

(b) by either Purchaser Parent or Seller Parent, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to the close of business (New York time) on September 30, 2019 (as it may be extended below, the “Outside Date”); provided that if the conditions set forth in Sections 8.1(a) (where the relevant Governmental Order arises from or relates to Antitrust Laws) or 8.1(b) shall not have been satisfied or waived by September 30, 2019, then either Purchaser Parent or Seller Parent may extend the Outside Date to the close of business (New York time) on December 31, 2019 by providing written notice thereof to the other Party prior to the initial Outside Date; provided, further, that following such extension if the conditions set forth in Sections 8.1(a) (where the relevant Governmental Order arises from or relates to Antitrust Laws) or 8.1(b) shall not have been satisfied or waived by December 31, 2019, then either Purchaser Parent or Seller Parent may extend the Outside Date to the close of business (New York time) on March 31, 2020 by providing written notice thereof to the other Party prior to the Outside Date as extended pursuant to the immediately preceding proviso; provided, however, that (without limiting Purchaser Parent’s rights under Section 6.24(f) and Section 6.24(g)) the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to (i) any Party whose action or failure to fulfill any obligation under this Agreement, or, in the case of Purchaser Parent, if the action of Purchaser or failure by Purchaser to fulfill any obligation under this Agreement, has been the cause of, or resulted in, the failure of the Closing to occur on or before such date or (ii) any Party during the pendency of any Action by any other Party for specific performance of this Agreement;

(c) by Purchaser Parent upon written notice to Seller Parent, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Seller Parent which has rendered the satisfaction of the conditions set forth in Section 8.2(a) or Section 8.2(b) incapable of fulfillment and such breach is incapable of being cured prior to the Outside Date; provided that Purchaser Parent has given written notice to Seller Parent of such breach stating Purchaser Parent’s intention to terminate this Agreement pursuant to this Section 9.1(c) and the basis for such termination at least forty-five (45) days prior to such termination; provided, further, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Purchaser Parent if it or Purchaser has materially breached any representation, warranty, covenant or other agreement contained herein in a manner that has rendered the satisfaction of the conditions set forth in Section 8.3(a) or Section 8.3(b) incapable of fulfillment;

(d) by Seller Parent upon written notice to Purchaser Parent, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser Parent or Purchaser which has rendered the satisfaction of the conditions set forth in Section 8.3(a) or Section 8.3(b) incapable of fulfillment and such breach is incapable of being cured prior to the Outside Date; provided that Seller Parent has given written notice to Purchaser Parent of such breach stating Seller Parent’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination at least forty-five (45) days prior to such termination; provided, further, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Seller Parent if it has materially breached any representation, warranty, covenant or other agreement contained herein in a manner that has rendered the satisfaction of the conditions set forth in Section 8.2(a) or Section 8.2(b) incapable of fulfillment;

(e) by either Seller Parent or Purchaser Parent, by giving written notice of such termination to the other Party, if any Governmental Authority of competent jurisdiction shall have issued a Governmental Order permanently enjoining or otherwise prohibiting the Closing and such Governmental Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement, or, in the case of Purchaser Parent, if the action of Purchaser or failure by Purchaser to fulfill any obligation under this Agreement, has been the cause of, or resulted in, the issuance of such Governmental Order;

(f) by either Seller Parent or Purchaser Parent, by giving written notice of such termination to the other Party, if the Purchaser Parent Shareholder Approval shall not have been obtained at the Purchaser Parent Shareholder Meeting at which a vote on the Sale and the transactions contemplated by this Agreement is taken; or

(g) by Seller Parent upon written notice to Purchaser Parent if there shall have been a Purchaser Parent Adverse Recommendation Change.

Section 9.2 Effect of Termination.

(a) In the event of termination of this Agreement pursuant to Section 9.1, written notice thereof shall forthwith be given to the other Parties, and, except as set forth in this Section 9.2, this Agreement shall terminate and be void and have no effect and the transactions contemplated hereby shall be abandoned, without any liability or obligation on the part of any Party or its respective Affiliates, directors, officers or employees; provided that if such termination shall result from (i) the Intentional Breach by a Party of any representation, warranty, covenant, or agreement in this Agreement, or (ii) fraud with respect to the representations, warranties, covenants and agreements contained in this Agreement, such Party shall be fully liable to the other Parties for any and all damages, expenses (including reasonable attorneys’ fees and expenses), losses or liabilities of any nature and kind incurred or suffered by the other Parties or their Affiliates as a result of such Intentional Breach or fraud. Notwithstanding the foregoing, nothing shall relieve any Party from reimbursement of the costs and expenses (and, as applicable, indemnification obligations) of any other Party and its Affiliates pursuant to any provision of this Agreement that, by its express terms, requires reimbursement, indemnification or similar obligations by such Party. In the event of termination of this Agreement prior to the Closing pursuant to Section 9.1, the Parties shall, and shall cause their applicable Affiliates to, take all action necessary to terminate any Ancillary Agreements, including any Local Implementing Agreements, entered into as of or prior to such time.

(b) Without limiting Section 9.2(a), in the event of a termination of this Agreement pursuant to (i) Section 9.1(b) (if and only if terminated at a time when the Purchaser Parent Shareholder Approval has not been obtained), (ii) Section 9.1(f) or (iii) Section 9.1(g), Purchaser Parent shall pay to Seller Parent, by way of compensation, $900,000,000 (the “Purchaser Parent Termination Fee”) within one (1) Business Day after the date of the termination of this Agreement by Seller Parent and, in the event of a termination by Purchaser Parent, concurrently with, and as a condition precedent to, the termination of this Agreement, by wire transfer of immediately available funds to an account designated in writing by Seller Parent; provided that Purchaser Parent shall not be required to pay the Purchaser Parent Termination Fee on more than one occasion. Purchaser Parent acknowledges that the agreements contained in this Section 9.2(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seller Parent would not enter into this Agreement. Accordingly, if Purchaser Parent fails promptly to pay any amount due pursuant to this Section 9.2(b), Purchaser Parent shall also pay any reasonable and documented costs, fees and expenses incurred by Seller Parent (including reasonable attorneys’ fees) in connection with a legal action to enforce this Agreement that results in a judgment for such amount or any portion thereof against Purchaser Parent or its Affiliates. Any amount not paid when due pursuant to this Section 9.2(b) shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date such amount is due, plus three percent (3%). Notwithstanding anything to the contrary in this Agreement, except in the event of (i) an Intentional Breach by Purchaser Parent or Purchaser of any representation, warranty, covenant, or agreement in this Agreement or (ii) Purchaser Parent’s or Purchaser’s fraud with respect to the representations, warranties, covenants and agreements contained in this Agreement, if this Agreement is terminated in circumstances requiring the payment of the Purchaser Parent Termination Fee to Seller Parent, the payment in full of the Purchaser Parent Termination Fee by Purchaser Parent to Seller Parent, together with any interest, costs, fees or expenses payable, in each case in accordance with this Section 9.2(b), shall be the sole and exclusive remedy of Seller Parent and all of its Affiliates against Purchaser Parent and its Affiliates, and upon such payment, except in the event of such an Intentional Breach or fraud, none of Purchaser Parent or any of its Affiliates shall have any further liability or obligation (whether at law or equity, in contract, in tort or otherwise) to Seller Parent or any of its Affiliates, and their respective directors, officers and employees or other Representatives, relating to or arising out of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby.

(c) Notwithstanding the termination of this Agreement, the following Sections of this Agreement shall remain in full force and effect: Section 6.1(b) (Information and Documents), Section 9.1 (Termination), Section 9.2 (Effect of Termination) and Article X (Miscellaneous).

(d) If this Agreement is terminated in accordance with Section 9.1, the Confidentiality Agreement and Clean Team Agreement shall each remain in full force and effect for the term provided for therein; except that Seller Parent and Purchaser Parent agree that the term of the Confidentiality Agreement (including the employee non-solicitation prohibition therein) shall be extended (if a shorter term would otherwise remain) to a period of two (2) years from the date of such termination and this Agreement shall be the requisite mutual written consent amending such Confidentiality Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) when served by personal delivery upon the Party for whom it is intended, (b) one (1) Business Day following the day sent by overnight courier, return receipt requested, (c) when sent by facsimile, provided that the facsimile is promptly confirmed, or (d) when sent by e-mail, provided that a copy of the same notice or other communication sent by e-mail is also sent by overnight courier, return receipt requested, personal delivery, or facsimile as provided herein, on the same day as such e-mail is sent, in each case to the Person at the address, facsimile number or e-mail address set forth below, or such other address, facsimile number or e-mail address as may be designated in writing hereafter, in the same manner, by such Person:

To any Seller:

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Attn: General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn: Edward D. Herlihy

    David K. Lam

    Jacob A. Kling

E-mail: EDHerlihy@wlrk.com

    DKLam@wlrk.com

    JAKling@wlrk.com

Fax: (212) 403-2000

To Purchaser Parent or Purchaser:

GlaxoSmithKline Plc

980 Great West Road

Brentford

Middlesex

TW8 9GS

United Kingdom

Attn: General Counsel Consumer Healthcare

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Daniel E. Wolf

    Eric L. Schiele, P.C.

    Claire E. James

    Patrick Jacobs

E-mail: daniel.wolf@kirkland.com

    eric.schiele@kirkland.com

    claire.james@kirkland.com

    patrick.jacobs@kirkland.com

Fax:     (212) 446-4900

Section 10.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties hereto, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3 Assignment. (a) No Party may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of Law in connection with a merger or sale of all or substantially all of the assets of such Party, without the prior written consent of the other Parties.

(a) Notwithstanding the foregoing and subject to Section 6.5(f), Purchaser shall be entitled to designate one or more of its Affiliates that are directly or indirectly wholly owned by Purchaser (each, a “Purchaser Designated Affiliate”) to be the purchaser or transferee of some or all of the Shares or the other Purchased Assets and be the entity assuming some or all of the Assumed Liabilities (and to be a counterparty to one or more of the Ancillary Agreements), provided that no such designation (i) shall release Purchaser from its obligations under this Agreement or (ii) would reasonably be expected to restrict or delay consummation of the transactions contemplated hereby or by the Ancillary Agreements in any material respect. Purchaser shall be responsible for and shall pay or reimburse the Sellers for any Taxes and other reasonable out-of-pocket costs and expenses to the extent arising out of or resulting from the substitution of a Purchaser Designated Affiliate

(other than a Purchaser Designated Affiliate organized under the Laws of or Tax resident in the United States or the United Kingdom) for Purchaser as the purchaser or transferee of any of the Shares or the other Purchased Assets, or as the entity assuming some or all of the Assumed Liabilities, or as a counterparty to one or more of the Ancillary Agreements, in accordance with this Section 10.3(b), in each case other than (1) any such Taxes, costs or expenses arising out of or resulting from a substitution requested by a Seller or required by applicable Law or (2) to the extent the applicable Seller is entitled to a refund, credit or offset in respect of such Taxes from any Taxing Authority.

Section 10.4 Entire Agreement. This Agreement (including the Seller Disclosure Letter, the Purchaser Parent Disclosure Letter and all Annexes and Exhibits) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for (i) the Confidentiality Agreement and the Clean Team Agreement which shall each remain in full force and effect and (ii) the Ancillary Agreements and any other written agreement of the Parties that expressly provides that it is not superseded by this Agreement. In the event of a conflict between the terms of this Agreement and the terms of any Ancillary Agreement, the terms of this Agreement shall control except to the extent expressly provided otherwise in any Ancillary Agreement.

Section 10.5 Parties in Interest. Except with respect to (i) the Purchaser Indemnified Parties, the Purchaser Parent Indemnified Parties and the Seller Parent Indemnified Parties solely with respect to Article VII and (ii) the Persons entitled to indemnification under Section 6.5(d) solely with respect to Section 6.5(d) or, in each case, as expressly set forth herein (including Section 6.21), nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser Parent, Purchaser, the Sellers, or their permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 10.6 Public Disclosure. Notwithstanding anything herein to the contrary, each Party agrees that, except (x) subject to Section 6.24(f) and Section 6.24(g), in making a Purchaser Parent Adverse Recommendation Change or (y) as may be required to comply with the requirements of any applicable Laws, and the rules and regulations of each stock exchange upon which the securities of either of the Parties are listed (in which case the disclosing Party will use its commercially reasonable efforts to (a) advise the other Party before making such disclosure and (b) provide such other Party a reasonable opportunity to review and comment on such release or announcement and consider in good faith any comments with respect thereto), no press release or similar public announcement or communication shall, if prior to the Closing, be made or caused to be made by the Parties or their Affiliates concerning the execution or performance of this Agreement unless the Parties shall have consulted in advance with respect thereto.

Section 10.7 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses.

Section 10.8 Disclosure Letters; Disclosures Modifying Other Sections of Agreement. The Seller Disclosure Letter and the Purchaser Parent Disclosure Letter, and all schedules attached thereto, and all Annexes and Exhibits attached to this Agreement, shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Annex, Exhibit or Schedule or in the Seller Disclosure Letter or Purchaser Parent Disclosure Letter but not otherwise defined therein shall be defined as set forth in this Agreement. Any information, item or other disclosure set forth in any Section of the Seller Disclosure Letter or the Purchaser Parent Disclosure Letter, as the case may be, shall be deemed to be disclosed with respect to any other Section of this Agreement (or to have been set forth in any other Section of the Seller Disclosure Letter or the Purchaser Parent Disclosure Letter, as the case may be), if the relevance of such disclosure to such other Section is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of the Seller Disclosure Letter or Purchaser Parent Disclosure Letter, as applicable, in such Section of this Agreement. The disclosure of any matter in any Section of the Seller Disclosure Letter or the Purchaser Parent Disclosure Letter shall expressly not be deemed to constitute an admission by any Party, or to otherwise imply, that any such matter is material for purposes of this Agreement.

Section 10.9 No Admission. Nothing in this Agreement, any Ancillary Agreement or in any Section of the Seller Disclosure Letter or the Purchaser Parent Disclosure Letter shall be deemed an admission by any Party or any of their respective Affiliates (including the Conveyed Subsidiaries and their Subsidiaries), in any Action by or on behalf of or with a Governmental Authority or other third party, that any such Party or any of their respective Affiliates, or that such third party or any of its respective Affiliates, is or is not violating or in contravention or breach of or default under, as applicable, any Law, Governmental Authorization, Contract or Intellectual Property of any other Person.

Section 10.10 Governing Law; Jurisdiction.

(a) This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be exclusively governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

(b) Any Action relating to this Agreement, or the transactions contemplated hereby, shall be brought exclusively in the U.S. District Court for the Southern District of New York or, if for any reason the U.S. District Court for the Southern District of New York lacks subject matter jurisdiction, any New York State court sitting in New York City, and each Party irrevocably (i) agrees and consents to be subject to the jurisdiction of the U.S. District Court for the Southern District of New York or, if for any reason the U.S. District Court for the Southern District of New York lacks subject matter jurisdiction, any New York State court sitting in New York City and (ii) waives any objection which it may have at any time to the laying of venue of such Action brought in any such court, waives any claim that such Action has been brought in an inconvenient forum and further waives the right to object, with respect to such Action, that such court does not have any jurisdiction over such Party. Each of Purchaser Parent and Purchaser hereby irrevocably designates, appoints and empowers GSK plc, with offices located at 980 Great West Road, Brentford Middlesex TW8 9GS, England, as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf service of any legal process, summons notices and documents which may be served in any such Action. If for any reason GSK plc is unable or unwilling to continue to act as such designee, appointee and agent, each of Purchaser Parent and Purchaser agrees to immediately appoint a successor designee, appointee and agent in New York City acceptable to Seller Parent. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION IN THE MANNER PROVIDED IN SECTION 10.1, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

(c) THE PARTIES AGREE THAT THEY HEREBY IRREVOCABLY WAIVE AND AGREE TO CAUSE THEIR RESPECTIVE AFFILIATES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

Section 10.11 Counterparts. This Agreement may be executed in counterparts (including by facsimile or electronic ..pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy or otherwise) to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 10.12 Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity, illegality or unenforceability of any provision shall not affect the validity, legality or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.14 Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the negotiation and drafting of this Agreement and, therefore, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.15 Specific Performance. The Parties acknowledge and agree that irreparable harm would occur and that the Parties would not have any adequate remedy at Law (i) for any actual or threatened breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.

It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (including Section 6.3) and any other agreement or instrument executed in connection herewith, without proof of actual damages, and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. The Parties further agree that (x) by seeking the remedies provided for in this Section 10.15, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including monetary damages (or the right to reimbursement of its costs and expenses relating to any enforcement actions hereunder) and (y) nothing contained in this Section 10.15 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.15 before exercising any termination right under Section 9.1 (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 10.15 or anything contained in this Section 10.15 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding the foregoing, under no circumstances shall any Seller be permitted to receive both (1) a grant of specific performance to require Purchaser or Purchaser Parent to consummate, and that results in the consummation of, the Closing and (2) payment of the Purchaser Parent Termination Fee.

Section 10.16 Affiliate Status. To the extent that a Party is required hereunder to take certain action with respect to entities designated in this Agreement as such Party’s Affiliates, such obligation shall apply to such entities only during such period of time that such entities are Affiliates of such Party. To the extent that this Agreement or any Ancillary Agreement requires an Affiliate of any Party to take or omit to take any action, such agreement and obligation includes the obligation of such Party to cause such Affiliate to take or omit to take such action.

Section 10.17 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Each of Purchaser Parent and Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Conveyed Subsidiaries and their Subsidiaries, to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Seller Post-Closing Representation”), of Seller Parent or any of its Affiliates, or any shareholder, officer, employee or director of Seller Parent or any of its Affiliates (any such Person, a “Seller Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Seller Designated Person in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Seller Current Representation”).

(b) Seller Parent waives and will not assert, and agrees to cause its Affiliates to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Purchaser Post-Closing Representation”), of Purchaser Parent or Purchaser or any of their Affiliates or any shareholder, officer, employee or director of Purchaser Parent, Purchaser or any of their Affiliates (any such Person, a “Purchaser Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Purchaser Designated Person in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Kirkland & Ellis LLP and Slaughter and May (any such representation, the “Purchaser Current Representation”).

(c) Each of Purchaser Parent and Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Conveyed Subsidiaries and their Subsidiaries, to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Seller Designated Person occurring during the Seller Current Representation (the “Seller Privileged Communications”) or in connection with any Seller Post-Closing Representation, including in connection with a dispute with Purchaser Parent or Purchaser or its Affiliates (including, following the Closing, any Conveyed Subsidiary or any of their Subsidiaries), including in respect of any claim for indemnification hereunder by a Purchaser Indemnified Party or a Purchaser Parent Indemnified Party, it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by the Sellers and their Affiliates and that the Sellers, and not Purchaser Parent, Purchaser or their Affiliates or the Conveyed Subsidiaries and their Subsidiaries, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser Parent, Purchaser or their Affiliates, including the Conveyed Subsidiaries and their Subsidiaries, shall have any access to any such communications or to the files of the Seller Current Representation, all of which shall be and remain the property of the Sellers and not of Purchaser Parent, Purchaser or their Affiliates, including the Conveyed Subsidiaries and their Subsidiaries, or to internal counsel relating to such engagement, and none of Purchaser Parent, Purchaser or their Affiliates, including, following the Closing, the Conveyed Subsidiaries and their Subsidiaries, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser Parent, Purchaser or their Affiliates, including, following the Closing, the Conveyed Subsidiaries and their Subsidiaries, or does not belong to the Sellers. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser Parent, Purchaser or their Affiliates, including, following the Closing, the Conveyed Subsidiaries and their Subsidiaries, on the one hand, and a third party other than the Sellers or their Affiliates, on the other hand, Sellers shall not disclose any such Seller Privileged Communications to such third party without the prior written consent of Purchaser unless required to do so by applicable Law or Governmental Order.

(d) Seller Parent waives and will not assert, and agrees to cause its Affiliates, to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Purchaser Designated Person occurring during the Purchaser Current Representation (the “Purchaser Privileged Communications”) or in connection with any Purchaser Post-Closing Representation, including in connection with a dispute with Seller Parent or its Affiliates, including in respect of any claim for indemnification hereunder by a Seller Parent Indemnified Party, it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Purchaser Parent and its Affiliates (other than Purchaser) and that Purchaser Parent, and not Seller Parent or Purchaser, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Seller Parent or Purchaser shall have any access to any such communications or to the files of the Purchaser Current Representation, all of which shall be and remain the property of Purchaser Parent and not of Seller Parent or its Affiliates or Purchaser or its Subsidiaries or to internal counsel relating to such engagement, and none of Seller Parent or its Affiliates or Purchaser or its Subsidiaries or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Seller Parent or its Affiliates or Purchaser or its Subsidiaries or does not belong to the Purchaser Parent. Notwithstanding the foregoing, in the event that a dispute arises between Seller Parent or its Affiliates, on the one hand, and a third party other than Purchaser Parent, Purchaser or their Affiliates, on the other hand, Purchaser Parent shall not disclose any such Purchaser Privileged Communications to such third party without the prior written consent of Seller Parent unless required to do so by applicable Law or Governmental Order.

Section 10.18 Translation of Currencies. Unless otherwise agreed in writing by Seller Parent and Purchaser Parent, all payments to be made under or pursuant to this Agreement shall be made in Pound sterling. Except with respect to the determinations set forth in the following sentence, and except to the extent otherwise provided in the Accounting Principles or Purchaser Accounting Principles with respect to the determinations of amounts included in the calculations of Business Working Capital, Business Net Cash, Purchaser Working Capital or Purchaser Net Cash, as applicable, in the event that the Parties need to convert currencies under this Agreement, the relevant exchange rate shall be determined based on the Bloomberg BFIX rate in effect as of 5:00 p.m. (New York time) two (2) Business Days preceding the applicable determination date as published on Bloomberg.com. In the event that any Person needs to convert currencies for purposes of calculating the amount of any claim under Section 6.5(d) or Article VII, the relevant exchange rate shall be determined based on the Bloomberg BFIX rate in effect as of 5:00 pm (New York time) two (2) Business Days preceding the date of the written notice given for such claim under Section 6.5(d) or under Section 7.3, as applicable, as published on Bloomberg.com.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

PFIZER INC.

By:	/s/ Albert Bourla
Name: Albert Bourla
Title: Chief Operating Officer

GLAXOSMITHKLINE PLC

By:	/s/ Simon Dingemans
Name: Simon Dingemans
Title: Chief Finance Officer

GLAXOSMITHKLINE CONSUMER
HEALTHCARE HOLDINGS LIMITED

By:	/s/ Simon Dingemans
Name: Simon Dingemans
Title: Director

[Signature Page to Stock and Asset Purchase Agreement]